Filed Pursuant to Rule 253(g)(2)

File No. 024-10953

Supplement No. 1 dated September 13, 2019  to the Offering Circular dated July 3, 2019.

HCo Cape May LLC

70,000 Shares of Non-Voting LLC Membership at $500.00 per Share

Minimum Investment: 5 Shares ($2,500.00)

Minimum Offering Amount: $4,750,000.00

Maximum Offering: $35,000,000.00

This document supplements, and should be read in conjunction with, the Offering Circular of HCo Cape May LLC dated July 3, 2019. Unless otherwise defined herein, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular of July 3, 2019.

The purpose of this supplement is to disclose the following items:

1.The Company has lowered the Minimum Offering Amount from $13,900,000.00 to $4,750,000.00

2.Until the new minimum of $4,750,000.00 of Shares are sold, all subscription payments will be held by the escrow agent in trust for subscriber’s benefit, pending release to the Company. If the Company does not raise gross proceeds of $4,750,000.00 by 12 months from the commencement of the Offering, the Company will promptly return all funds in the escrow account without interest.

3.The previously disclosed dilution tables in the “Dilution” section of the Offering Circular have been updated to reflect the change in Minimum Offering Amount.

4.The “Plan of Distribution” section of the Offering Circular has been updated to reflect the change in Minimum Offering Amount.

5.The Use of Proceeds Table has been updated to reflect the change in Minimum Offering Amount.

6.The Company has had an additional opportunity arise related to its business plan which is explained in updates to the “Plan of Distribution” “Description of the Business” “Description of the Property” “Plan of Operations” and “Interest of Management and Others in Certain Related-Party Transactions” sections.

7.The Material Contracts section of the Offering Circular has been updated to include additional Material contracts.

8.The Escrow Agreement section of the Offering Circular has been updated to include an escrow amendment reflecting the new minimum.

The updated sections are set out below, and should be substituted in their entirely for the corresponding sections of the Offering Circular dated July 3, 2019. This supplement should be read in conjunction with the Offering Circular dated July 3, 2019, and all sections of the Offering Circular dated July 3, 2019 that are not supplemented below, remain the same in their entirety.

Supplemented Cover Page, prior to legends (starting with the legend that begins with “THIS OFFERING CIRCULAR DOES NOT CONSTITUTE AN OFFER OR SOLICITATION IN ANY JURISDICTION IN WHICH SUCH AN OFFER OR SOLICITATION WOULD BE UNLAWFUL” and ending with the start of the Table of Contents, all of which remain the same as previously disclosed in the July 3, 2019 Offering Circular:

PART II – PRELIMINARY OFFERING CIRCULAR - FORM 1-A/A: TIER 2

Dated: July 3, 2019

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

HCo Cape May LLC

(A Delaware Limited Liability Company)

2100 Powers Ferry Road S.E., Suite 370

Atlanta, Georgia 30339

(833) 426-4260

www.hotelierco.com

70,000 Shares of Non-Voting LLC Membership at $500.00 per Share

Minimum Investment: 5 Shares ($2,500.00)

Minimum Offering Amount: $4,750,000.00

Maximum Offering: $35,000,000.00

See The Offering – Page 13 and Securities Being Offered – Page 56

For Further Details

None of the Securities Offered Are Being Sold By Present Security Holders.

This Offering Will Commence Within Two Calendar Days After The Qualification Date Of This Offering By The Securities And Exchange Commission And Will Terminate 180 Days From

The Date Of Qualification By The Securities And Exchange Commission,

Unless Extended Or Terminated Earlier By The Issuer.

AN OFFERING STATEMENT PURSUANT TO REGULATION A RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. INFORMATION CONTAINED IN THIS PRELIMINARY OFFERING CIRCULAR IS SUBJECT TO COMPLETION OR AMENDMENT. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED BEFORE THE OFFERING STATEMENT FILED WITH THE COMMISSION IS QUALIFIED. THIS PRELIMINARY OFFERING CIRCULAR SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR MAY THERE BE ANY SALES OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL BEFORE REGISTRATION OR QUALIFICATION UNDER THE LAWS OF ANY SUCH STATE. WE MAY ELECT TO SATISFY OUR OBLIGATION TO DELIVER A FINAL OFFERING CIRCULAR BY SENDING YOU A NOTICE WITHIN TWO BUSINESS DAYS AFTER THE

COMPLETION OF OUR SALE TO YOU THAT CONTAINS THE URL WHERE THE FINAL OFFERING CIRCULAR OR THE OFFERING STATEMENT IN WHICH SUCH FINAL OFFERING CIRCULAR WAS FILED MAY BE OBTAINED.

PLEASE REVIEW ALL RISK FACTORS ON PAGES PAGE 16 THROUGH PAGE 35 BEFORE MAKING AN INVESTMENT IN THIS COMPANY. AN INVESTMENT IN THIS COMPANY SHOULD ONLY BE MADE IF YOU ARE CAPABLE OF EVALUATING THE RISKS AND MERITS OF THIS INVESTMENT AND IF YOU HAVE SUFFICIENT RESOURCES TO BEAR THE ENTIRE LOSS OF YOUR INVESTMENT, SHOULD THAT OCCUR.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Because these securities are being offered on a “minimum-maximum best efforts” basis, the following disclosures are hereby made:

	Price to Public	Commissions (1)	Proceeds to Company (2)	Proceeds to Other Persons (3)
Per Share	$500.00	$3.25	$496.75	None
Minimum Investment	$2,500.00	$16.25	$2,483.75	None
Minimum Offering	$4,750,000.00	$30,875.00	$4,719,125.00	None
Maximum Offering	$35,000,000.00	$227,500.00	$34,772,500.00	None

(1) The Company shall pay North Capital Private Securities Corporation (“NCPS”) a cash success fee equivalent to 0.65% of the gross proceeds raised in the Offering. The Company may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, an amendment to this Offering Circular will be filed disclosing the additional fees. See “Plan of Distribution.”

(2)  Does not reflect payment of expenses of this Offering, which are estimated to not exceed $250,000.00 and which include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, bank or escrow fees, administrative services, costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares, but which do not include success fees or commissions paid to NCPS. If the Company engages the services of additional broker-dealers in connection with the Offering, their commissions will be an additional expense of the Offering. See the “Plan of Distribution” for details regarding the compensation payable in connection with this Offering. This amount represents the proceeds of the Offering to the Company, which will be used as set out in “Use of Proceeds.”

(3)  There are no finder’s fees or other fees being paid to third parties from the proceeds, other than those disclosed above. See "Plan of Distribution."

GENERALLY, NO SALE MAY BE MADE TO YOU IN THIS OFFERING IF THE AGGREGATE PURCHASE PRICE YOU PAY IS MORE THAN 10% OF THE GREATER OF YOUR ANNUAL INCOME OR NET WORTH. DIFFERENT RULES APPLY TO ACCREDITED INVESTORS AND NON-NATURAL PERSONS. BEFORE MAKING ANY REPRESENTATION THAT YOUR INVESTMENT DOES NOT EXCEED APPLICABLE THRESHOLDS, WE ENCOURAGE YOU TO REVIEW RULE 251(D)(2)(I)(C) OF REGULATION A. FOR GENERAL INFORMATION ON INVESTING, WE ENCOURAGE YOU TO REFER TO WWW.INVESTOR.GOV.

This offering consists of Shares (the “Shares” or individually, each a “Share”) that are being offered on a “minimum-maximum best efforts” basis, which means that until the minimum of $4,750,000.00 of Shares are sold, all subscription payments will be placed in an account held by the escrow agent, North Capital, in trust for subscriber’s benefit, pending release to the Company.  If the Company does not raise gross proceeds of $4,750,000 prior to the termination of this Offering, the Company will promptly return all funds in the escrow account without interest. The term “Offering” refers to the offer of Shares pursuant to this Offering Circular. The Shares are being offered and sold by HCo Cape May LLC, a Delaware Limited Liability Company (“HCo Cape May”, we”, “our” or the “Company”). There are 70,000 Shares being offered at a price of $500.00 per Share with a minimum purchase of five (5) Shares per investor. The Shares are being offered on a minimum-maximum best efforts basis to an unlimited number of accredited investors and an unlimited number of non-accredited investors only by the Company and through North Capital Private Securities Corporation (“NCPS”), a broker/dealer registered with the Securities and Exchange Commission (the “SEC”) and a member of the Financial Industry Regulatory Authority (“FINRA”). The maximum aggregate amount of the Shares offered is $35,000,000.00 (the “Maximum Offering”).

The Company was formed as HCo Cape May LLC, a Delaware limited liability company, on or about July 30, 2018. The Company was formed for the general purpose of developing a hotel in Cape May, New Jersey, and for any other lawful purpose.

The Shares are being offered pursuant to Regulation A of Section 3(b) of the Securities Act of 1933, as amended, for Tier 2 offerings. The Shares will only be issued to purchasers who satisfy the requirements set forth in Regulation A.

This Offering will be made on a continuous basis and will commence within two calendar days after the qualification date by the Commission and is expected to expire on the first of: (i) all of the Shares offered are sold; or (ii) the close of business 180 days from the date of qualification by the Commission, unless sooner terminated or extended by the Company’s CEO, or (iii) the date upon which a determination is made by the Company to terminate the Offering in the Company’s sole and absolute discretion. The Company reasonably expects the securities to be offered and sold within two years from the initial qualification date, but under no circumstances will the Offering continue if more than three years have elapsed since the initial qualification. Pending each closing, payments for the Shares will be deposited into an escrow account held by the escrow agent, North Capital, in trust for the subscriber’s benefit.  If the Company does not raise gross proceeds of $4,750,000.00 prior to the termination of this Offering, all funds in the escrow account will be returned promptly without interest. Funds will also be promptly refunded without interest, for sales that are not consummated. All funds received shall be held only in a non-interest-bearing escrow account. Upon each closing under the terms as set out in this Offering Circular, funds will be immediately transferred to the Company where they will be available for use in the operations of the Company’s business in a manner consistent with the “Use Of Proceeds” in this Offering Circular. Investors whose funds are in escrow that the Company intends to refund (a) as a result of the Company’s dissolution or liquidation, (b) as a result of the Company’s determination not to hold further closings, or (c) the Company’s determination that the investor has not cleared compliance, will be notified via e-mail of any of (a)-(c) above of the determination by the Company that a refund is due and funds will be returned to the investor promptly.

The Company’s website is not incorporated into this Offering Circular.

* * *

OFFERING SUMMARY

The following summary is qualified in its entirety by the more detailed information appearing elsewhere in this Offering Circular and/or incorporated by reference in this Offering Circular. For full offering details, please (1) thoroughly review this Form 1-A/A filed with the Securities and Exchange Commission (2) thoroughly review this Offering Circular and (3) thoroughly review any attached documents to or documents referenced in, this Form 1-A/A and Offering Circular.

Issuer:	HCo Cape May LLC
Type of Offering:	Shares
Price Per Share:	$500.00 per Share (70,000 Non-Voting Shares)
Minimum Investment:	$2,500.00 per investor
Minimum Offering:

$4,750,000.00. Until the minimum of $4,750,000.00 of Non-Voting Shares are sold, all subscription payments will be placed in an account held by the escrow agent, North Capital, in trust for subscriber’s benefit, pending release to the Company. If the Company does not raise gross proceeds of $4,750,000.00 by 12 months from the commencement of this offering, the Company will promptly return all funds in the escrow account without interest.

Maximum Offering:	$35,000,000.00 The Company will not accept investments greater than the Maximum Offering amount.
Maximum Shares Offered:	70,000 Non-Voting Shares
Purchasers:	Purchasers may be accredited investors or non-accredited investors. Non-accredited investors are limited in the number of Shares they may purchase.
Use of Proceeds:	See the description in section entitled “Use of Proceeds” on page 43 herein.
Voting Rights:	The Shares have no voting rights. See “Voting Rights” section of “Securities Being Offered” below for details.

Length of Offering:

Shares will be offered until either (a) the date upon which the escrow agent confirms that it has received in the escrow account gross proceeds of $35,000,000.00 in deposited funds; (b) the Company does not raise gross proceeds of $4,750,000.00 by 12 months from the commencement of this offering; or (c) the date upon which a determination is made by the Company to terminate the Offering in its sole discretion.

* * *

The Offering

Voting Shares Outstanding	112.526 Shares
Non-Voting Shares Outstanding	0 Shares
Voting Shares Committed	887.474 Shares
Non-Voting Shares in this Offering (1)	70,000 Shares
Total Shares to be outstanding after the Offering (2)	71,000 Shares

(1) There are two classes of Shares issued by the Company: Voting Shares and Non-Voting Shares. For a full description of the rights of the Shares, please see the section of this Offering Circular entitled “Securities Being Offered” below. The total number of Non-Voting Shares (70,000) in the chart assumes that the maximum number of Shares are sold in this Offering.

(2) The total number of Shares to be outstanding after the Offering assumes that the Offering is fully subscribed, and this number will be less if the Offering is not fully subscribed.

The Company may not be able to sell the Minimum Offering amount or the Maximum Offering amount. If the Company does not sell the Minimum Offering amount, all investor funds shall be returned to investors from the escrow account in accordance with the Amended and Restated Escrow Agreement (Exhibit 1A-8). The Company will conduct one or more closings on a rolling basis as funds are received from investors, with the first closing not to occur prior to $4,750,000.00 in investment funds for Non-Voting Shares being received. After the initial closing, subsequent closings shall take place every Wednesday until the Offering is terminated, as long as on each Wednesday there are funds that have been cleared in the escrow account for investors who have cleared compliance, and as long as the Offering is completed within three years since the initial qualification. The Company will notify investors who have tendered funds via e-mail within 48 hours of any additional closing date that will affect said investors. The Company will notify investors via e-mail that their subscriptions have been accepted and funds have been distributed from escrow to the Company, within 48 hours of such acceptance of the subscription and distribution of the funds to the Company.

Pending each closing, payments for the Shares will be deposited into an escrow account held by the escrow agent, North Capital, in trust for the subscriber’s benefit.  If the Company does not raise gross proceeds of $4,750,000.0 by 12 months from the commencement of this offering, all funds in the escrow account will be returned promptly without interest. Funds will also be promptly refunded without interest, for sales that are not consummated. All funds received shall be held only in a non-interest-bearing escrow account. Upon each closing under the terms as set out in this

Offering Circular, funds will be immediately transferred to the Company where they will be available for use in the operations of the Company’s business in a manner consistent with the “Use Of Proceeds” in this Offering Circular.

Funds tendered by investors will be kept in an escrow account until the next closing after they are received by the escrow agent. At each closing, with respect to subscriptions accepted by the Company, funds held in escrow will be distributed to the Company, at which time the Shares will be issued to each investor. Investors may not withdraw their funds tendered from escrow unless the Offering is terminated without a closing having occurred, either before or after the Minimum Offering amount is received and the first closing has occurred. Investors are not entitled to any refund of funds transmitted by any means to the Company, or to the escrow account, for any reason, unless the Investor does not clear compliance by the broker-dealers involved, either before or after the Minimum Offering amount is received and the first closing has occurred, or unless his or her subscription agreement is rejected by the Company for any reason, the Company dissolves or is liquidated, or the Offering is terminated by the Company prior to any closing taking place, in which cases investor funds held in escrow will promptly be refunded to each investor without interest or deductions. Investors whose funds are in escrow that the Company intends to refund (a) as a result of the Company’s dissolution or liquidation, (b) as a result of the Company’s determination not to hold further closings, or (c) the Company’s determination that the investor has not cleared compliance, will be notified via e-mail of any of (a)-(c) above within 48 hours of the determination by the Company that a refund is due and funds will be returned to the investor promptly.

* * *

DILUTION

The term "dilution" refers to the reduction (as a percentage of the aggregate Shares outstanding) that occurs for any given Share when additional Shares are issued. If all of the Shares in this Offering are fully subscribed and sold, the Shares offered herein will constitute approximately 98.6% of the total Shares of the Company.

The type of dilution that negatively affects early-stage investors most occurs when the Company sells more Shares or securities in a “down round,” meaning at a lower valuation than in earlier offerings. This type of dilution might also happen upon conversion of convertible notes into Shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a “discount” to the price paid by the new investors, i.e., they get more Shares than the new investors would for the same price. Additionally, convertible notes may have a “price cap” on the conversion price, which effectively acts as a Share price ceiling. Either way, the holders of the convertible notes get more Shares for their money than would new investors in that subsequent round. In the event that the financing is a “down round” the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more Shares for their money. Investors should pay careful attention to the amount of convertible notes that a company has issued and may issue in the future, and the terms of those notes. At present, the Company has not issued any convertible notes, but it is possible that such notes could be issued in the future.

If you are making an investment expecting to own a certain percentage of the Company or expecting each Share to hold a certain amount of value, it’s important to realize how the value of those Shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each Share, ownership percentage, control, share of revenues and earnings per Share.

If you invest in the Company’s Shares, your interest will be diluted immediately to the extent of the difference between the Offering price per Share and the pro forma net tangible book value per Share after this Offering. As of December 31, 2018, the net tangible book value of the Company was $56,263 since the Company has not generated any revenue to date but had cumulative development expenses equal to $56,263 and $56,263 in paid-in-capital.  That equates to a net tangible book value of $500 per Share on a pro forma basis. Net tangible book value per Share consists of Shareholders’ equity adjusted for the retained earnings (deficit), divided by the total number of Shares outstanding. The pro forma net tangible book value, assuming full subscription in this Offering, would be $500 per Share.

If the Offering is fully subscribed, the net tangible book value per Share owned by the Company’s current Shareholders will not increase.  The net tangible book value per Share for new investors will remain at $500 per Share. These calculations do not include the costs of the Offering, although the costs of the Offering will be capitalized into the hotel development and as such expenses will not cause dilution.

The following tables illustrate the per Share dilution which would occur under each of the “Use of Proceeds” section scenarios shown below (after deducting the appropriate offering expenses for each scenario):

If the total capital raised is $4,750,000
Offering price per Share*	$500

Net Tangible Book Value per Share before Offering (based on 112.526 Shares)	$500

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 10,087.474 Shares)	$0

Net Tangible Book Value per Share after Offering (based on 10,200 Shares)	$500

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0
*Before deduction of offering expenses. The 10,087.474 Shares includes an additional 587.474 Committed Voting Shares and 9,500 Non-Voting Shares.

If the total capital raised is $5,000,000
Offering price per Share*	$500

Net Tangible Book Value per Share before Offering (based on 112.526 Shares)	$500

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 10,587.474 Shares)	$0

Net Tangible Book Value per Share after Offering (based on 10,700 Shares)	$500

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0
*Before deduction of offering expenses. The 10,587.474 Shares includes an additional 587.474 Committed Voting Shares and 10,000 Non-Voting Shares.

If the total capital raised is $10,000,000
Offering price per Share*	$500

Net Tangible Book Value per Share before Offering (based on 112.526 Shares)	$500

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 20,887.474 Shares)	$0

Net Tangible Book Value per Share after Offering (based on 21,000 Shares)	$500

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0
*Before deduction of offering expenses. The 20,887.474 Shares includes the additional 887.474 Committed Voting Shares and 20,000 Non-Voting Shares.

If the total capital raised is $15,000,000
Offering price per Share*	$500

Net Tangible Book Value per Share before Offering (based on 112.526 Shares)	$500

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 30,887.474 Shares)	$0

Net Tangible Book Value per Share after Offering (based on 31,000 Shares)	$500

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0
*Before deduction of offering expenses. The 30,887.474 Shares includes the additional 887.474 Committed Voting Shares and 30,000 Non-Voting Shares.

If the total capital raised is $20,000,000
Offering price per Share*	$500

Net Tangible Book Value per Share before Offering (based on 112.526 Shares)	$500

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 40,887.474 Shares)	$0

Net Tangible Book Value per Share after Offering (based on 41,000 Shares)	$500

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0
*Before deduction of offering expenses. The 40,887.474 Shares includes the additional 887.474 Committed Voting Shares and 40,000 Non-Voting Shares.

If the total capital raised is $25,000,000
Offering price per Share*	$500

Net Tangible Book Value per Share before Offering (based on 112.526 Shares)	$500

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 50,887.474 Shares)	$0

Net Tangible Book Value per Share after Offering (based on 51,000 Shares)	$500

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0
*Before deduction of offering expenses. The 50,887.474 Shares includes the additional 887.474 Committed Voting Shares and 50,000 Non-Voting Shares.

If the total capital raised is $30,000,000
Offering price per Share*	$500

Net Tangible Book Value per Share before Offering (based on 112.526 Shares)	$500

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 60,887.474 Shares)	$0

Net Tangible Book Value per Share after Offering (based on 61,000 Shares)	$500

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0
*Before deduction of offering expenses. The 60,887.474 Shares includes the additional 887.474 Committed Voting Shares and 60,000 Non-Voting Shares.

If the total capital raised is $35,000,000
Offering price per Share*	$500

Net Tangible Book Value per Share before Offering (based on 112.526 Shares)	$500

Increase in Net Tangible Book Value per Share Attributable to Shares Offered Hereby (based on 70,887.474 Shares)	$0

Net Tangible Book Value per Share after Offering (based on 71,000 Shares)	$500

Dilution of Net Tangible Book Value per Share to Purchasers in this Offering	$0
*Before deduction of offering expenses. The 70,887.474 includes the additional 887.474 Committed Voting Shares and 70,000 Non-Voting Shares.

There is not a material disparity between the price of the Shares in this Offering and the effective cost to existing Shareholders for the Voting Shares acquired by them in a transaction during the past year.  However, the economic rights associated with the Voting Shares are different than with the Non-Voting Shares being sold hereunder, so there may be a material disparity in excess value created by the Voting Shareholders compared to that received by purchasers of the Non-Voting Shares hereunder.

The 1,000 Voting Shares belong to HotelierCo LLC, Mark Alden Lukas, Edward Celata and Valor Hospitality Holdings, LLC. Total funding provided by these sources from inception through December 31, 2018 amounted to $56,263 for 112.526 Voting Shares at $500 a share. Total contribution from Mark Alden Lukas will be $25,000 worth of Voting Shares.  Of these Voting Shares $7,625 was invested on December 31, 2018 and the remainder was invested as a deposit for the acquisition of 119 Myrtle Avenue, West Cape May, NJ 08204 in February, 2019.  The $25,000 invested from Mark Alden Lukas is 50 Voting Shares at $500 each.

Total contribution from Edward Celata will be $25,000 worth of Voting Shares.  Of these Voting Shares, $7,625.00 was invested on December 31, 2018 and the remainder was invested as a deposit for the acquisition of 123 Broadway, West Cape May, NJ 08204 in February 2019.  The $25,000 invested from Mark Alden Lukas is 50 Voting Shares at $500 each.

Total contribution from Valor Hospitality Holdings, LLC will be $150,000.00 worth of Voting Shares.  Based on the Technical Services and Pre-Opening Agreement that has been executed, Valor Hospitality Holdings receives compensation of $120,000 for Technical Services and $150,000 for Pre-Opening Services for a total of $270,000.  Valor will receive $150,000 of these fees as 300 Voting Shares worth $500 each and the remainder as cash remuneration once the funds have been raised through this Offering.

Total contribution from HotelierCo LLC will be worth $300,000.00.  Total funding from HotelierCo from inception to December 31, 2018 was $41,013.00 in Voting Shares at $500 each. The remaining Voting Shares will be for further cash contributions and expenses of the Company at $500 per Voting Share and the remainder will be receiving Voting Shares for the development management fee at $500 per Voting Share.

The contribution for Shares acquired by HotelierCo LLC, Mark Alden Lukas, Edward Celata and Valor Hospitality Holdings, LLC is $500 per Voting Share, which is the same as the public contribution under this Offering for the Non-Voting Shares.

* * *

PLAN OF DISTRIBUTION

The Company is offering a Maximum Offering of up to $35,000,000.00 of its Shares. The Offering will require a minimum of 9,500 Shares to break escrow and distribute funds to the Company. The Company will not initially sell the Shares through commissioned broker-dealers other than North Capital, but may do so after the commencement of the offering. Any such arrangement will add to our expenses in connection with the offering. If we engage one or more additional commissioned sales agents or underwriters, we will supplement this Form 1-A/A to describe the arrangement. The Company will undertake one or more closings on a rolling basis as funds are received from investors with the initial closing occurring once $4,750,000 has been raised. After the initial closing, subsequent closings shall take place every Wednesday until the Offering is terminated, as long as on each Wednesday there are funds that have been cleared in the escrow account for investors who have cleared compliance, and as long as the Offering is completed within three years since the initial qualification.

At each closing, funds held in escrow will be distributed to the Company, and the associated Shares will be issued to all investors at the same time following each closing of the Offering. Funds tendered by investors will be kept in an escrow account until the next closing after they are received by the escrow agent. If the Company does not sell the Minimum Offering amount by 12 months from the commencement of sales of the offering, all investor funds shall be promptly returned to investors from the escrow account in accordance with the Amended and Restated Escrow Agreement (Exhibit 1A-8).

All subscribers will be instructed by the Company or its agents to transfer funds by ACH transfer directly to the escrow account established for this Offering which the escrow agent shall deposit into such escrow account and release to the Company at each closing.

Once an investor has submitted his or her subscription agreement and funds, and prior to the time of a closing by the Company in which that investor’s subscription agreement is accepted and Shares are issued, the investor has no right to a return of his or her funds for any reason, unless the subscriber does not pass compliance, his or her subscription agreement is rejected by the Company for any reason, the Company dissolves or is liquidated, or the Offering is terminated by the Company prior to any closing taking place, in which events investor funds held in escrow will promptly be refunded to each investor without interest or deductions. The Company may terminate the Offering at any time for any reason at its sole discretion and may extend the Offering past the planned termination date in the absolutely discretion of the Company.

None of the Shares being sold in this Offering are being sold by existing securities holders. All of the Shares were authorized as of December 31, 2018.

After the Offering Circular has been qualified by the Securities and Exchange Commission (the “SEC”), the Company will accept tenders of funds to purchase the Shares. The Company intends to engage North Capital as escrow agent and the escrow agreement will be filed as Exhibit 1A-8 to this Form 1-A/A of which this Preliminary Offering Circular is a part.

The Company initially will use the website, www.Hotelierco.com, to provide notification of the Offering. This Preliminary Offering Circular will be furnished to prospective investors via download 24 hours per day, 7 days per week on the above-referenced website.

In order to purchase Non-Voting Shares in this Offering, you must take the following steps:

1. Visit HotelierCo.com and sign up for a user account on HotelierCo’s marketplace.

2. Verify your email address and Log in to HotelierCo’s marketplace.

3. Click on “Offerings” which will bring you to the offerings page which will display all the available opportunities to invest.

4. Select “View Details” on the offering you are interested in.

5. Review the offering details displayed on the Offering Details page and make sure to download and review all available documentation.

6. If you are ready to invest, click the “Invest” button on the Offering Details page.

7. Input the number of Non-Voting Shares that you would like to purchase.

8. Enter your banking information for ACH transfer to the offering’s escrow account and confirm your investment.

9. Carefully review and sign the subscription agreement that will be sent to you via DocuSign.

You will be required to complete a subscription agreement in order to invest. The subscription agreement includes a representation that if you are not an “accredited investor” as defined under federal securities law, you are investing an amount that does not exceed the greater of 10% of your annual income or 10% of your net worth, as described in the subscription agreement.

After an investor submits a Subscription Agreement in respect of the Offering, the Company will have thirty (30) business days from receipt of such Subscription Agreement and all other documentation required by the Company to accept the purchase by delivering written notice of acceptance to North Capital Private Securities Corporation (“NCPS” or “North Capital”) a broker-dealer registered with the SEC and a member of the Financial Industry Regulatory Authority (“FINRA”), and the investor. After the expiration of the thirty (30) business pay period, if not accepted by the Company, the attempted purchase will be deemed rejected. If accepted and upon payment in full to the Company for the Shares, pending satisfaction of the $4,750,000 minimum offering amount, the Company will issue the applicable Shares to the investor. All orders to purchase the Company’s Shares received by NCPS, whether initial or additional, and whether solicited or unsolicited, are subject to acceptance by and shall only become effective upon confirmation by the Company.

The Company has agreed to pay NCPS a cash success fee equal to 0.65% on all capital raised in the Offering. In addition to the selling commissions, these fees and expenses include a accountable due diligence fee to North Capital in the amount of $10,000 in due diligence expenses it incurs.

In addition, our Manager will pay installation, licensing and servicing fees to North Capital Investment Technology, Inc., an affiliate of the Dealer Manager, pursuant to a software and services license agreement between North Capital Investment Technology, Inc. and our Manager. Such installation licensing and servicing fees shall be capped at $100,000 for this offering. Our Manager will also be responsible to pay time and material fees and expenses to North Capital Investment Technology, Inc. These time and material fees and expenses are capped at $50,000 for this offering. Investors will not be responsible for reimbursing our Manager for any of these fees paid to the Dealer Manager or North Capital Investment Technology, Inc.

In addition, our Manager will pay to North Capital, as Escrow Agent: an escrow administration fee ($500 for the first 90 days, then $100 per month) and transaction costs ($100 for each additional escrow break).

The Company may engage additional broker-dealers to perform additional services, including possibly joining a syndicate or selling group of broker-dealers for placement agent services. Additional fees to those disclosed in this Offering Circular, may be paid to these additional broker-dealers if they are retained.

This Offering will be made on a continuous basis and will commence within two calendar days after the qualification date by the Securities and Exchange Commission and continue for a period of 180 days from the date of qualification by the Commission, unless sooner terminated or extended by the Company’s CEO, or (iii) the date upon which a determination is made by the Company to terminate the Offering in the Company’s sole and absolute discretion. The Company reasonably expects the securities to be offered and sold within two years from the initial qualification date, but under no circumstances will the Offering continue if more than three years have elapsed since the initial qualification.  Funds received from investors will be counted towards the Offering only if the form of payment clears the banking system and represents immediately available funds held by the Company prior to the termination of the subscription period, or prior to the termination of the extended subscription period if extended by the Company, or as otherwise set out herein.

If you decide to subscribe for any Shares in this Offering, you must deliver funds for acceptance or rejection. The minimum investment amount for a single investor is $2,500.00 for 5 Shares unless reduced on a case-by-case basis by the Company.  If a subscription is rejected, all funds will be returned to subscribers within ten days of such rejection without deduction or interest. Upon acceptance by the Company of a subscription, a confirmation of such acceptance will be sent to the investor.

The Company maintains the right to accept or reject subscriptions in whole or in part for any reason or for no reason. The Company maintains the right to accept subscriptions below the minimum per share investment amount in its discretion. All monies from rejected subscriptions will be returned by the Company to the investor, without interest or deductions.

This is an offering made under an exemption from registration via “Tier 2” of Regulation A. The Shares will be sold only to a person if the aggregate purchase price paid by such person is no more than 10% of the greater of such person's annual income or net worth, not including the value of his primary residence, as calculated under Rule 501 of Regulation D promulgated under Section 4(a)(2) of the Securities Act of 1933, as amended. In the case of sales to fiduciary accounts (Keogh Plans, Individual Retirement Accounts (IRAs) and Qualified Pension/Profit Sharing Plans or Trusts), the above suitability standards must be met by the fiduciary account, the beneficiary of the fiduciary account, or by the donor who directly or indirectly supplies the funds for the purchase of the Shares. Investor suitability standards in certain states may be higher than those described in this Form 1-A/A and/or Offering Circular. These standards represent minimum suitability requirements for prospective investors, and the satisfaction of such standards does not necessarily mean that an investment in the Company is suitable for such persons. Different rules apply to accredited investors.

Each investor must represent in writing that he/she/it meets the applicable requirements set forth above and in the Subscription Agreement, including, among other things, that (i) he/she/it is purchasing the Shares for his/her/its own account and (ii) he/she/it has such knowledge and experience in financial and business matters that he/she/it is capable of evaluating without outside assistance the merits and risks of investing in the Shares, or he/she/it and his/her/its purchaser representative together have such knowledge and experience that they are capable of evaluating the merits and risks of investing in the Shares. Selling broker-dealers and other persons who may participate in the offering may make additional reasonable inquiries in order to verify an investor's suitability for an investment in the Company. Transferees of the Shares may also be required to meet the above suitability standards or other standards applicable under federal and state securities law/

The Shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) is named on the list of “specially designated nationals” or “blocked persons” maintained by the U.S. Office of Foreign Assets Control (“OFAC”) at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time, (ii) an agency of the government of a Sanctioned Country, (iii) an organization controlled by a Sanctioned Country, or (iv) is a person residing in a Sanctioned Country, to the extent subject to a sanctions program administered by OFAC.  A “Sanctioned Country” means a country subject to a sanctions program identified on the list maintained by OFAC and available at www.ustreas.gov/offices/enforcement/ofac/sdn or as otherwise published from time to time. Furthermore, the Shares may not be offered, sold, transferred, or delivered, directly or indirectly, to any person who (i) has more than fifteen percent (15%) of its assets in Sanctioned Countries or (ii) derives more than fifteen percent (15%) of its operating income from investments in, or transactions with, sanctioned persons or Sanctioned Countries.

The sale of Shares of the same class as those to be offered for the period of distribution will be limited and restricted to those sold through this Offering. Because the Shares being sold are not publicly or otherwise traded, the market for the securities offered is presently stabilized.

CapShare will serve as transfer agent to maintain Shareholder information.

* * *

USE OF PROCEEDS

The Use of Proceeds is an estimate based on the Company’s current business plan. The Company may find it necessary or advisable to reallocate portions of the net proceeds reserved for one category to another, or to add additional categories, and the Company will have broad discretion in doing so. the Company will not close the Offering without having raised a minimum of $4,750,000 in Non-Voting Share funds.  The amount reflects the expected cost to develop the hotel and cover the costs of the Offering.

The maximum gross proceeds from the sale of the Non-Voting Shares in this Offering are $35,000,000.00. The net proceeds from the Offering, assuming it is fully subscribed, are expected to be approximately $34,522,500.00 after the payment of offering costs including broker-dealer fees.  All of the costs associated with the project are included in the sources and uses and will be capitalized against the development project.  The estimate of the budget for offering costs is an estimate only and the actual offering costs may differ from those expected by management.

Management of the Company has wide latitude and discretion in the use of proceeds from this Offering. Ultimately, management of the Company intends to use a substantial portion of the net proceeds for construction and general working capital. At present, management’s best estimate of the use of proceeds, at various funding milestones, is set out in the chart below. However, potential investors should note that this chart contains only the best estimates of the Company’s management based upon information available to them at the present time, and that the actual use of proceeds is likely to vary from this chart based upon circumstances as they exist in the future, various needs of the Company at different times in the future, and the discretion of the Company’s management at all times.

A portion of the proceeds from this Offering may be used to compensate or otherwise make payments to officers or directors of the issuer. The officers and directors of the Company may be paid salaries and receive benefits that are commensurate with similar companies, and a portion of the proceeds may be used to pay these ongoing business expenses.

The Company reserves the right to change the use of proceeds set out herein based on the needs of the ongoing business of the Company and the discretion of the Company’s management. The Company may reallocate the estimated use of proceeds among the various categories or for other uses if management deems such a reallocation to be appropriate.

* * *

USE OF PROCEEDS TABLE

The Company intends to close on all the parcels of land currently under contract allowing an operation of at least 73 rooms by the Company.  As noted above,  the Company’s has wide discretion as to the Use of Proceeds and may choose, in its absolute discretion to use the proceeds in another manner in furtherance of the Company’s interests.

(1) The Offering Expenses are estimated at a total of $250,000.00 in the chart above, but may vary from that total. The estimated Offering Expenses in this chart include, among other things, legal fees, accounting costs, reproduction expenses, due diligence, marketing, consulting, broker-dealer retainer and advisory fees, broker-dealer out-of-pocket expenses, administrative services, other costs of blue sky compliance, and actual out-of-pocket expenses incurred by the Company selling the Shares, but which do not include fees to be paid to the escrow agent or technology provider  or commissions paid to NCPS.

(2) The Company shall pay North Capital Private Securities Corporation (“NCPS”) a cash success fee equivalent to 0.65% of the gross proceeds raised in the Offering. The Company may engage the services of additional FINRA member broker-dealers as part of a selling group, and those additional broker-dealers may be paid additional fees to those disclosed herein. Should such additional broker-dealers be engaged, an amendment to this Offering Circular will be filed disclosing the additional fees. See “Plan of Distribution.”

* * *

DESCRIPTION OF THE BUSINESS

General

HCo Cape May LLC (the “Company”) is a Delaware Limited Liability Company formed on July 30, 2018. The Company is raising capital in this Offering to purchase a series of real properties and to renovate an existing historic mansion creating a hotel on said property in West Cape May, New Jersey. Plans are for a series of luxury boutique accommodations including a new build hotel, to be called The Ewing, to house 23 rooms, a rooftop pool and a refined restaurant.

The Company believes that the assemblage of property will allow it to operate cash-flowing hotel rooms from acquisition, while proceeding through the development process for The Ewing. The Company will look to provide a master planned development which would require planning to be reapproved by Cape May County.  The master planned development would be intended to improve layout and function of the hotel with the assemblage of land under contract.

The Hotel

The assemblage of land will allow for a series of boutique renovated mansions housing hotel rooms operated by the Company as well as a new build hotel, The Ewing.  The renovated mansions will provide hotel accommodation that can be part of the overall complex, with the flexibility of whole home rental.  The hotel will partner with a quality management service to provide customers with a best of Cape May experience. The hotel project involves renovating a pre-existing historic mansion and constructing a new extension that will house hotel style accommodation.

The accumulation of land is intended to be additive to The Ewing brand and operations.

About Cape May

Cape May is America’s oldest seaside resort. With over 30 miles of beautiful white sandy beaches, this charming, quaint town is perfect for a romantic getaway or a family vacation. The antithesis of the Jersey Shore — instead of nightclubs and tanning parlors, visitors will find Victorian mansions and a famous lighthouse. Cape May is home to a National Historic District with nearly 600 preserved Victorian buildings.

Cape May’s County seal remained relevant in 2018 with agriculture, fishing and maritime activities still attracting visitors to Cape May County, similar to what attracted settlers more than 325 years ago.

About Valor Hospitality Partners (“Valor”)

Valor is a hospitality management company. Valor provides hands-on experience developing hotels and resorts, both corporate and independent, which have been recognized as being in the best of their categories not only financially, but critically, from an exemplary guest experience. Valor develop a property strategy to target the delivery of the maximum operating performance.

The Business Plan

The Company’s business plan is to acquire the fee simple interest in seven parcels of land currently under contract by November 29, 2019.  Of these, two are entitled to build a 23-room luxury boutique hotel. The Company’s business plan is to acquire an eight parcel of land currently under contract to close on January 3, 2020. Contracts for these acquisition are executed, and included in the Material Contracts section, Exhibit 1A-6.

The total cost to close on the eight parcels of land (seven on November 29, 2019 and one on January 3, 2020), including closing costs, will be approximately $12,020,578.00. To close on the land, The Company has received a term sheet from Willow Capital Group who intend to provide up to $8,143,205.00 in debt for the assemblage of the parcels of land.

The Company plans to operate approximately 48 guest rooms following the assemblage to generate revenue for The Company while renovating a pre-existing historic mansion and building out a similar structure to house the new hotel rooms to an accommodation quality well exceeding anything in the current market.  The construction will also include the demolition and removal of an old building on the second parcel of land to allow the development of a zone conforming carpark for hotel guests and restaurant patrons.

Note that all projections and forecasts made by the Company are estimates only reflecting the Company’s current expectations, and are not based on actual operating results of the Company, and as a result involve risks and uncertainties. Actual results may differ materially due to a number of factors, including those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

* * *

DESCRIPTION OF PROPERTY

The Company owns no real property. The Company is under contract to purchase the following real properties. For details of the purchase agreement, and further details relating to the real property to be purchased, see the Contract For Purchase and Sale of Real Estate in the Material Contracts section, Exhibit 1A-6.

The eight real properties to be purchased are:

133 Myrtle Avenue, West Cape May, NJ 08204 consisting of 34,521 square feet known as Block 4, Lot 6, located in the Borough of West Cape May, Cape May County, New Jersey as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto, and

127 Myrtle Avenue, West Cape May, NJ 08204 consisting of 17,932 square feet as Block 4, Lot 5, located in the Borough of West Cape May, Cape May County, New Jersey as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto, and

119 Myrtle Avenue, West Cape May, NJ 08204 consisting of 0.55 acres known as Block 4, Lot 4, located in the Borough of West Cape May, Cape May County, New Jersey as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto, and

113 Myrtle Avenue, West Cape May, NJ 08204 consisting of 14,375 square feet known as Block 4, Lot 3, located in the Borough of West Cape May, Cape May County, New Jersey as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto, and

111 Myrtle Avenue, West Cape May, NJ 08204 consisting of 14,695 square feet (square feet total includes Block 4, Lot 1.01) known as Block 4, Lot 1.02, located in the Borough of West Cape May, Cape May County, New Jersey as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto, and

115 Broadway, West Cape May, NJ 08204 consisting of 14,695 square feet (square feet total includes Block 4, Lot 1.02) known as Block 4, Lot 1.01, located in the Borough of West Cape May, Cape May County, New Jersey as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto, and

116 Broadway, West Cape May, NJ 08204 consisting of 6,694 square feet known as Block 34, Lot 15, located in the Borough of West Cape May, Cape May County, New Jersey as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto, and

123 Broadway, West Cape May, NJ 08204 consisting of 0.17 acres known as Block 4, Lots. 20.01 and 20.02, located in the Borough of West Cape May, Cape May County, New Jersey as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto.

* * *

Plan of Operations

The Company's plan of operation for the 12 months following the commencement of this Offering is to complete the transaction on the land to acquire the eight West Cape May properties listed under Description of Property.

Following acquisition, 48 of the existing rooms will be renovated and put into operation by Valor Hospitality to start generating revenue for the Company as soon as practicable.  While these rooms are in operation, a masterplan for the site will be prepared to determine best location for the hotel services including restaurant(s), pool(s) and other guest amenities.  A final set of construction plans then needs to be developed and delivered to go to market for a general contractor to price and negotiate the final construction package.  The intent is to have this process completed before mid-2020.  Once the final construction price is determined, the project will be underwritten based on market at the time and ensure that the investment still meets similar investment hurdles before proceeding.

The intent will be to then mobilize the construction team and general contractor to start the development of The Ewing Hotel.

___________________________________________________________

EXHIBIT 1A-6

MATERIAL CONTRACTS

___________________________________________________________

MANAGEMENT SERVICES AGREEMENT

This MANAGEMENT SERVICES AGREEMENT (the “Agreement”) is made and entered into as of 14 December, 2018, by and between HotelierCo LLC, a Delaware Limited Liability Company (the “Manager”), and HCo Cape May LLC, a Delaware Limited Liability Company (the “Company”).

BACKGROUND

The Company owns (or is expected to own, directly or indirectly) interests in real property, specifically a hotel contemplated to be constructed on about 119 Myrtle Avenue, West Cape May, NJ 08204 and 123 Broadway, West Cape May, NJ 08204 and potentially adjoining properties (the “Hotel Project”). It is expected that the Company will have a material role in matters concerning the design and construction of the Hotel and the retention and monitoring of the expected direct physical operator of the property (currently anticipated to be Valor Hospitality).

The Manager is currently one of several Members of the Company.

The Company desires to obtain the Manager’s expertise and management skills in connection with the Company’s role in the management and operation of the Company and, indirectly, the Hotel Project.

AGREEMENT

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties intending to be legally bound, hereby agree as follows:

1.Appointment of Manager. The Company hereby appoints the Manager as its agent with regard to Hotel Project matters. It is understood that the Manager will act in concert with the “Manager” of the Company (as defined in the Limited Liability Company Agreement of the Company (the “LLC Agreement”) and hereinafter, the “Company Manager”), with the understanding that the Company Manager may also be the Manager.

2.Authority of Manager. The Manager shall have full authority to conduct the day-to-day operations of the Company (in coordination with the Company Manager, if any). The authority of the Manager shall be subject only to the limitations set forth in this Agreement and the LLC Agreement.

3.Management Fee and Reimbursable Expenses.

A.Management Fee. The Company shall pay to the Manager a quarterly management fee (the “Management Fee”) equal to .375% (approximately 1.5% annualized) of the Company’s value, as may be assessed from time to time by the Company in consultation with the Manager (as computed not less than annually in a manner generally consistent generally accepted accounting principles). Until and unless there is a formal assessment, the value of the Company’s assets shall be deemed to be the value of the assets contributed to or invested into the Company by its Members. The Management Fee will be paid, in arrears, on a quarterly basis (pro-rated for partial periods).

B.Reimbursable Expenses. The Company shall reimburse the Manager, without markup, interest or premium of any type, for all costs and expenses actually and reasonably incurred by the Manager relating to the services expected to be supplied under this Agreement (the “Reimbursable Expenses”). Without limiting the generality of the foregoing, the following costs and expenses arising from or relating to the Rehabilitation Business shall be Reimbursable Expenses: (i) reasonable travel expenses incurred personnel in the Manager’s employ for the purpose of making on-site visits to the Hotel Project and actual or potential service providers to the Hotel Project; (ii) outside counsel fees and expenses relating directly to matters arising out of expected services; and (iii) payments for goods or services furnished by unaffiliated parties for the benefit of the Company or its investors as a whole. Reimbursable Expenses shall not include, and Manager shall not be reimbursed by the Company for, any indirect or overhead expenses of Manager or its affiliates. For absence of doubt, items such as

(a) Company related account maintenance costs involving transfer agent(s), (b) ACH transfer fees between the Company and investors in the Company, and (c) any other cost fee or expense required or deemed beneficial for the Company’s operations, are a cost, fee or expense of the Company and not the Manager (except as specifically agreed to by the Manager in writing). To the extent (without a witten agreement to the contrary) should he Manager pay for such a cost, fee, or expense, such amount will be a reimbursable expense under this Section 3B.

4.Term; Termination.

A.Term. The term of the Agreement shall be for a period of the life of the Company unless terminated earlier on not less than one hundred twenty (120) days advanced written notice by the Company or the Manager to each other.

5.Indemnification. Each party (the “Indemnifying Party”) shall indemnify, hold harmless, and defend the other party, and its shareholders, members, directors, managers, officers,  employees,   affiliates,   agents,   successors   and   assigns   (each   of   them   being   an “Indemnified Party”) from and against any and all claims, suits, damages, fines, penalties, liabilities and expenses (including reasonable attorneys’ fees) resulting from or arising out of the gross negligence, willful misconduct, or illegal activity of, or the breach of this Agreement by, the Indemnifying Party or its shareholders, members, directors, managers, officers, employees, affiliates, agents, successors and assigns. The obligation of any Indemnifying Party under this Section 5 shall be reduced by any insurance recovery received by the Indemnified Party with respect to the claim for which it is seeking indemnity and, if such recovery is received by the Indemnified Party after a claim for indemnity has been paid by the Indemnifying Party, the Indemnified Party shall remit such insurance recovery to the Indemnifying Party to the extent it had previously paid such indemnity claim.

6.Additional Provisions.

A.Assignability. Neither party to this Agreement may assign its rights and obligations under this Agreement without the prior written consent of the other, which consent shall not be unreasonably withheld; provided, however, that either party may assign its rights and obligations under this Agreement to any entity with which it is affiliated or any non-affiliated entity in connection with a merger, consolidation or sale of substantially all of its assets and business. Subject to the foregoing, the terms of this Agreement shall inure to the benefit of, and shall be binding upon, the parties hereto and their respective successors and assigns.

B.Subcontracting. The Manager may carry out the duties of this Agreement, in whole or in part, through a subcontract with any entity with which it is affiliated upon prior written notice to the Company.

C.Third Party Beneficiaries. There are no third party beneficiaries of or to this Agreement.

D.Governing Law. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware without regard to its principles of conflicts of laws.

E.Headings. The headings of this Agreement are for convenience only and are not intended to define, limit or describe the scope or intent of any provision of this Agreement.

F.Entire Agreement; Amendments. This Agreement contains all  the terms, conditions and understandings agreed upon by the parties and no other agreements, oral or otherwise, regarding the subject matter of this Agreement will be deemed to exist or to bind either of the parties hereto. This Agreement cannot be altered, modified or changed except by another agreement signed by each party.

G.Counterparts. This Agreement may be executed in two or more counterparts, each and all of which will be deemed an original and all of which, when taken together, will constitute but one and the same instrument.

[SIGNATURE PAGE FOLLOWS]

DocuSign Envelope ID: 2727C454-FD71-4689-B435-B729EFD111E0

IN WITNESS WHEREOF, each party hereto has caused this Management Services Agreement to be duly executed on its behalf by a duly authorized officer on and as of the date first written above.

HotelierCo LLC

DocuSigned by:

By: Nathan Kivi

Name: Nathan Kivi

Time: Manager

HCo Cape May LLC

DocuSigned by:

By: Nathan Kivi

Name: Nathan Kivi

Title: Manager

4

94452369.3

CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE

THIS CONTRACT FOR SALE AND PURCHASE CONTRACT OF REAL

ESTATE (this “Contract”) is made as of this 14th day of December 2018, by and between Mark Alden Lukas, with an address of 119 Myrtle Avenue, West Cape May, New Jersey 08204, and Edward Celata, with an address of 123 Broadway, West Cape May, New Jersey 08204 (together “Seller”) and HCo Property Cape May LLC with an address of 2100 Powers Ferry Road, Suite 370, Atlanta, GA 30339, (“Buyer”).

BACKGROUND

WHEREAS, Mark Alden Lukas is the owner of a parcel of real property 119 Myrtle Avenue, West Cape May, NJ 08204 consisting of 0.55 acres known as Block 4, Lot 4, located in the Borough of West Cape May, Cape May County, New Jersey ("Parcel 1") as more particularly described in the attached Exhibit "A-1” as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto; and

WHEREAS, Edward Celata is the owner of a parcel of real property 123 Broadway, West Cape May, NJ 08204 consisting of 0.17 acres known as Block 4, Lots. 20.01 and 20.02, located in the Borough of West Cape May, Cape May County, New Jersey ("Parcel 2") as more particularly described in the attached Exhibit "A-2” as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto; and

WHEREAS, Parcel 1 and Parcel 2 shall be together referred to herein as the

“Property” and

WHEREAS, “Seller” shall collectively refer to Mark Alden Lukas and Edward Celata unless the context clearly indicates otherwise; and

WHEREAS, Seller desires to sell and Buyer desires to buy the Property for the consideration and on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the promises and the mutual covenants and conditions herein contained, and intending to be legally bound hereby, Seller hereby agrees to sell and Buyer hereby agrees to buy the Property in accordance with the following terms and conditions:

1.Purchase Price: Deposit. The purchase price for the Property shall be Two Million Two Hundred Fifty Thousand ($2,250,000.00) Dollars ("Purchase Price"). The Purchase Price shall be payable by Buyer to Seller as follows:

a.With respect to Parcel 1, an earnest money deposit of Twenty Five Thousand ($25,000.00) Dollars ("Deposit") shall be delivered in escrow to Buyer's attorneys,

Drinker Biddle & Reath LLP, (in such capacity, "Escrow Agent") within five (5) business days after the date of this Contract, which shall be deposited in an interest-bearing account.

b.With respect to Parcel 2, an earnest money deposit of Twenty Five Thousand ($25,000.00) Dollars ("Deposit") shall be delivered in escrow to Buyer's attorneys, Drinker Biddle & Reath LLP, (in such capacity, "Escrow Agent") within five (5) business days after the date of this Contract, which shall be deposited in an interest-bearing account.

c.The balance of the Purchase Price (subject to prorations and adjustments set forth herein) shall be payable on the date of Closing of title to the Property by cashier's or certified check payable to Seller or by attorney trust fund or title company check payable to Seller, or, at Seller's election, by wire transfer to a financial institution designated by Seller.

d.All parties agree to be bound by the attached “Joinder by Escrow Agent” to be executed by Escrow Agent following the parties execution of this contract.

e.The Purchase Price shall be allocated between Parcel 1 and Parcel 2 as follows:

Parcel 1 $1,550,000.

Parcel 2 $700,000.

2.Survey. Within sixty (60) days from the date of this Contract, Buyer shall obtain a current boundary survey of the Property, together with a legal description thereof, prepared by a land surveyor licensed in the State of New Jersey and certified to Buyer and to the Title Company (as hereinafter defined) as made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys (1997) jointly adopted by the American Land Title Association and the American Congress of Surveying and Mapping (the "Survey"). Upon receipt of the Survey, the description of the Property set forth in Exhibits "A-1” and “A-2" shall be deemed supplemented and such land as described on the Survey shall constitute the Property. Seller shall provide to Buyer all environmental reports, surveys, titles, and similar materials relating to the Property ("Seller's Materials"), as exist and are in Seller's or their agents' possession.

3.Title Evidence, Title and Survey Review. Buyer shall, at Buyer’s expense, order an owner’s title insurance commitment for the Property (“Commitment”) from a reputable title insurance company licensed in New Jersey (“Title Company”). Within fifteen (15) days from the date on which Buyer has received both the Commitment and the Survey, but not more than ninety (90) days from the date hereof ("Title Objection Period"), Buyer shall provide true copies to Seller and shall examine the Survey and the Commitment to determine the nature of any defects in title and/or state of facts disclosed by the Survey. If the title to all or part of the Property is subject to liens, encroachments, encumbrances, easements, conditions or restrictions not satisfactory to Buyer, or if the survey is in any way unsatisfactory to Buyer (in each case a “Defect”), Buyer shall give written notice to Seller of its objections to the state of the title or the survey prior to the expiration of the Title Objection Period and Seller shall have ten (10) days after receipt of such notice in which to proceed diligently to remedy or remove any such Defect; provided, that where a lien or encumbrance can be satisfied and removed by the payment of money, and the proceeds of sale will be sufficient for that purpose, Seller may pay and satisfy such liens or encumbrances with closing proceeds. Except for Defects arising or appearing of record after Buyer’s receipt of the Commitment or Survey, as applicable, (in which case, notwithstanding anything to the contrary, Buyer may, at its option, (i) elect to have Seller cure such Defect at Seller’s cost or (ii) terminate the Contract) any defect to which Buyer does not object to on or before the expiration of the Title Objection Period shall be deemed waived. In the event Seller fails to remove any defect objected to by Buyer as provided above, Buyer shall have the option of either accepting the title subject to such defect or terminating this Contract and receiving a refund of the Deposit, whereupon neither party shall have any further rights or obligations hereunder.

4.Inspection Period.

a.Buyer shall have until 5:00 p.m. Eastern Standard Time on the 60th day after the date of this Contract (“Inspection Period”) to inspect and review, at Buyer's sole cost and expense (“Due Diligence Review”) the condition of the Property including without limitation the plumbing, electrical, heating and air conditioning systems and the environmental condition of the Property and whether the building located thereon is suitable for Buyer’s intended use. Seller shall provide reasonable access to the Property to Buyer and Buyer's agents and employees during the Inspection Period, subject to the terms and conditions herein.

b.Buyer shall be responsible for any and all losses, damages, charges and other costs associated with its Due Diligence Review and Buyer covenants and agrees to return the Property to the same condition as existed prior to any inspections and studies. Buyer agrees not to allow any liens to arise against the Property as a result of such inspections and studies or Buyer's access to the Property and agrees to indemnify, defend and hold Seller harmless from and against any and all claims, charges, actions, costs, expenses (including attorneys fees), suits, damages, injuries, or other liabilities which arise, either directly or indirectly, from Buyer's or its agent's, employee's or contractor's entry onto the Property or for any testing or inspections related thereto. This provision shall survive Closing or termination of this Contract for any reason.

c.Prior to the expiration of the Inspection Period, Buyer may terminate this Contract, in its sole and absolute discretion, upon notice to Seller of Buyer's decision to terminate this Contract because of unsatisfactory results of the Due Diligence Review. Upon such termination, the Deposit shall be returned to Buyer, and thereafter Seller and Buyer shall have no further obligations or liabilities one to the other hereunder. If Buyer fails to deliver to Seller any written notice of termination prior to the expiration of the Inspection Period, and if this Contract is not otherwise terminated pursuant to the provisions hereof, then this Contract shall remain in full force and effect and Buyer shall be deemed to have accepted the condition of and state of title to the Property, as of 5:01 P.M. Eastern Standard Time on the last day of the Due Diligence Period.

d.Upon the expiration of the Inspection Period, the sole obligation of the Seller with respect to the physical condition of the Property shall be to deliver possession of the Property to Buyer in substantially the same physical condition (excluding normal wear and tear and casualty damage) as existed on the last day of the Inspection Period and Buyer has agreed to close title on the Property on the closing date, except as set forth herein.

5.Intentionally Omitted.

.6.Maintenance Prior to Closing. Until the time of Closing, each Seller shall, as the portion of the Property owned by it: (a) maintain the Property in substantially the same manner as it is currently being maintained and operated; (b) not make any substantial alterations or changes to the Property other than ordinary and necessary maintenance and repairs, without Buyer's prior written approval; (c) maintain in effect all policies of Property, casualty and liability insurance or similar policies of insurance, with no less than the limits of coverage now carried with respect to the Property; (d) timely pay all taxes, assessments, utility charges and rents and other charges affecting the Property; and (e) not to appeal any Property tax assessments. Notwithstanding the provisions of (a) through (e) above, Seller may change or  modify any rights, obligations or contracts relating to the Property as necessary or proper in the ordinary course of conduct of the Seller's business upon prior notice to Buyer and approved by Buyer, not to be unreasonably withheld or delayed. Nothing contained herein shall prevent Seller from acting to prevent loss of life, personal injury or Property damage in emergency situations, or prevent Seller from performing any act with respect to the Property which may be required by any applicable law, rule or governmental regulation. Until the time of Closing, Seller shall not enter into any leases with respect to any portion of the Property without Buyer's prior written consent.

7.Seller's Representations. Each Seller, as to itself and the portion of the Property owned by it represents and warrants to Buyer that:

a.Seller holds good and marketable fee simple title to the Property and there are no leases, contracts or other agreements with respect to the sale or use of the Property with any other party.

b.The Seller has full, unconditional power, authority and right to enter into this Contract, to perform, carry out and fulfill its obligations hereunder, and, in connection with the transaction contemplated hereby, to convey the Property to the Buyer as herein provided and no approval of any Court is a prerequisite thereto. Neither the execution of, nor the delivery of this Contract, nor the performance hereof by the Seller, will award, judgment or decree to which the Seller is or has been a party, or result in a breach of any term, condition or provision of or constitute a default under any contract, indenture, mortgage or deed of trust to which the Seller is a party or by which Seller is bound, or conflict with, violate or result in the breach of any law binding upon the Seller or result in the creation or imposition of any security interest, mortgage lien, change or encumbrance upon the Seller’s properties or assets. Except as contemplated in this Contract, no consent, authorization or approval of, or exemption by, any governmental or public body or authority that has not been obtained is required to enable the Seller to execute, deliver or perform this Contract. Seller is duly formed in its sale of formation and is validly existing in good standing.

c.Seller is not aware of nor has received any notice of any violations of any law, ordinance, order or requirement of any governmental body with respect to the Property.

d.Seller has no knowledge of any pending or threatened condemnation proceeding, taking by eminent domain or special assessment with respect to the Property, Seller or any third party relating to or affecting the Property.

e.There are no liabilities of any kind (including Federal, state, county, municipal or other governmental or quasi-governmental law) which could or would affect or result in any claim, lien, judgment or other encumbrance upon or against the Property (which could not be fully satisfied as of the Closing Date) or the Buyer’s rights under this Contract except as state and local income tax returns in connection with the Property, and there are no claims for any deficiencies pending, or to the Seller’s knowledge, any basis for such a claim by any taxing authority.

f.The Seller will not create or suffer to exist any manner of lien or encumbrance upon or affecting title to the Property that would not be satisfied at Closing on the Closing Date.

g.The Property and the use thereof does not violate any Federal, state, county, municipal or other governmental or quasi-governmental law, ordinance code, order, regulation, moratorium or other requirement.

h.Title to the Property has not been acquired or derived by adverse or color of title possession, Martin Act proceedings or any act for sale of land for the non-payment of municipal taxes or assessments.

i.There are no recorded or unrecorded (i) leases, (ii) mortgages, or (iii) other contracts or undertakings affecting the ownership, operation, or development of the Property (except as set forth in this contract) which will survive closing on the Property, other than those documents of record to which the conveyance hereby contemplated is expressly made subject.

j.The Seller is not a “foreign person” as defined by the Internal Revenue Code and will provide such reasonable assurances of this fact as are required by the Buyer or its title company.

k.No default or breach exists under any covenant, condition, restriction, right-of-way or easement affecting the Property or any portion thereof, and there are no encroachments, boundary or setback violations and there are no forfeiture provisions in any covenants or restrictions of record.

l.The Property is not now and never has been used to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer, produce, process or in any manner deal with hazardous materials and no hazardous materials are located on or under any of the Property. Seller has not received any notice or advice from any governmental body with regard to hazardous materials on, from or affecting the Property. The term "hazardous materials" as used in this Contract shall include, without limitation, gasoline, petroleum products, explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, hazardous fertilizer, asbestos or any material containing asbestos or any other substance or material as may be defined as hazardous or toxic by any federal, state or local environmental law, ordinance, rule or regulation.

m.To the best of Seller's knowledge, Seller has duly complied with, and the Property is in compliance with, the provisions of all Federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations promulgated thereunder including regulations (hereinafter "Environmental Laws") that govern the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (intended hereby and hereafter to include any and all such materials listed in any Federal, state or local law, code and ordinance and all rules and regulations promulgated thereunder as hazardous or potentially hazardous).

n.There are no underground storage tanks on the Property, and none have been removed.

o.This Contract has been duly authorized, executed and delivered by Seller, and is a legal, valid and binding obligation of Seller enforceable in accordance with its terms. All the documents executed by Seller which are to be delivered to Buyer at the Closing will be duly authorized, executed and delivered by Seller and will be legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

p.Intentionally omitted.

q.As a condition precedent to Buyer's obligation to purchase the Property, Seller at Seller's sole expense, shall obtain from the New Jersey Department of Environmental Protection, pursuant to the Industrial Site recovery Act, N.J.S.A. 13:1K-6 et seq. (formerly Environmental Clean-Up Responsibility Act "ECRA") and the regulations promulgated thereunder (hereinafter "ISRA") a letter of Non Applicability.

r.The Property is not assessed for municipal tax purposes under the Farm Land Assessment Act of 1964, or subject to roll back taxes pursuant to the Farm Land Assessment Act or any Amendment thereto.

The foregoing representations and warranties are true and correct as of the date hereof, shall be true and correct as of the closing date and shall survive the Closing. To the knowledge of each Seller, the foregoing representations made by the other Seller are true and complete in all respects.

8.Closing: Possession and Closing Procedure.

a.Unless this Contract has been terminated, the consummation of the transaction contemplated hereby ("Closing") shall take place December 31, 2019 or on such earlier date as agreed to by the parties (“Closing Date”). The Closing shall take place in the Princeton, New Jersey offices of Drinker Biddle & Reath LLP or shall be an “escrow” remote Closing. Buyer shall have the option of extending the Closing date hereunder by two (2) extension periods of thirty (30) days each by providing written notice to Seller.

b.Exclusive possession of the Property shall be delivered to Buyer at Closing, free of all tenancies, leases or claims of possession by any person or entity.

c.At Closing, each Seller shall deliver to Buyer the following documents with respect to itself and the portion of the Property owned by it:

i.Bargain and Sale Deed with Covenants against Grantor Acts conveying the Property in fee simple, clear of all liens and encumbrances except as set forth herein.

ii.Copy of such documents and resolutions as may be acceptable to the Title Company to evidence the authority of the person signing the deed and other documents executed by Seller at closing and the power of Seller to convey the Property to Buyer in accordance with this Contract.

iii.Non-foreign affidavit.

iv.Owner's affidavit acceptable to the Title Company without exception for possible mechanic's liens or other claims against the Property.

v.Closing statement executed by Seller setting forth the allocation of closing costs, purchase proceeds, etc.

vi.1099.

vii.A Closing certification stating that all representations and warranties in this contract are true and correct as of the date of Closing.

viii.A general assignment executed by Seller in favor of Buyer assigning to Buyer all of Seller's right, title and interest in and to all permits, licenses, applications, and warranties relating to the Property.

ix.A Letter of non-applicability from the New Jersey Department of Environmental Protection with respect to ISRA, along with a copy of Seller's application for such letter.

x.Any other documents, instruments or Contracts required by the Title Company or reasonably necessary to effectuate the transaction contemplated by this Contract.

d.At Closing, Buyer shall deliver to Seller the balance of the Purchase Price.

9.Closing  Costs  and  Prorations.Closing costs and prorations of this transaction shall be paid as follows:

a.Seller shall pay the cost of preparing the deed, recording fees, any costs for curing any title defects Seller is required to cure, and Seller's attorneys fees.

b.Buyer shall pay the costs of recording the deed, expenses associated with any due diligence and inspection studies relating to the Property, all costs of approvals, permits and the like, and Buyer's attorneys fees.

c. Real estate transfer taxes and fees shall be paid by the Seller. Seller shall pay for any municipal assessment for work and improvements for which a municipal claim may be filed against the Property where an ordinance or resolution authorizing such work or improvement is adopted prior to the date of this Contract. Buyer shall pay for any municipal assessment for work and improvements for which such a claim may be filed where an ordinance or resolution authorizing such work or improvement is adopted on or after the date of this Contract. Buyer shall be responsible for any “mansion tax,” if applicable.

d.Real estate taxes shall be prorated as of the Closing Date in accordance with the fiscal year of the taxing authority. Seller shall pay all real estate taxes attributable to the Property up to but not including the Closing Date. If the real estate tax rate and assessments have not been set for the year in which the Closing occurs, then the proration of such taxes shall be based upon the rate and assessments for the preceding tax year, and such proration shall be adjusted in cash between Seller and Buyer upon presentation of written evidence that the actual taxes paid for the year in which the Closing occurs differ from the amounts used at Closing.

e.Seller shall pay all sewer, water and other utility charges and other operating expenses attributable to the Property up to and including the Closing Date and Buyer shall pay all utility charges and other operating expenses attributable to the Property on or after the Closing Date.

10.Condition of Property. On the Closing date the Property shall be in substantially the same condition as on the day of this Contract, reasonable wear and tear excepted. Except as specifically noted in this Contract, if any material portion of the Property or access thereto shall be taken by public authority, or if Seller receives notice of any such proposed condemnation or taking, or if the Property is otherwise materially damaged prior to the Closing date, Seller shall promptly give written notice to Buyer of such occurrence and Buyer shall have the option of either terminating this Contract upon notice to Seller or consummating the sale of the Property. If Buyer chooses to consummate the sale of the Property, Buyer shall pay the full purchase price and Seller will assign to Buyer all claims and rights of recovery as a result of such taking or damage to the Property.

11.Real Estate Commission.  Buyer and Seller represent and warrant each  to the other that neither has entered into any Contract or taken any other action which would result in a real estate brokerage commission, finder's fee or other similar charge payable on account of the sale of the Property. Each party agrees to indemnify and hold harmless the other against any other costs for such a charge arising out of the actions of the indemnifying party. Seller and Buyer agree that it is their specific intention that no broker shall be a party to or a third party beneficiary of this Contract; and further that the consent of a broker shall not be necessary to any Contract, amendment, or document with respect to the transaction contemplated by this Contract.

12.Notices. Any notices required or permitted under this Contract shall be in writing and shall be (i) mailed, postage prepaid, by registered or certified mail, return receipt requested, (ii) deposited with a nationally recognized overnight delivery service, e.g., Federal Express, Purolator, Express Mail, etc., (iii) personally delivered, addressed to the respective parties at the respective addresses set forth below or (iv) sent by email to the email address set forth below:

To Buyer:HCo Property Cape May LLC

2100 Powers Ferry Road, Suite 370

Atlanta, GA 30339

Attention: Nathan Kivi

Email: nathan.kivi@hotelierco.com

With a copy to:Dorothy Bolinsky, Esquire

Drinker Biddle & Reath LLP

105 College Road East

P.O. Box 627

Princeton, NJ 08542-0627

Email: dorothy.bolinsky@dbr.com

To Seller:Mark Alden Lukas

119 Myrtle Avenue

West Cape May, NJ 08204

Attention: Mark Alden Lukas

Email: mark@lukasdesigngroup.com

To Seller:Edward Celata

119 Myrtle Avenue

West Cape May, NJ 08204

Attention: Edward Celata

Email: edward.celata10@gmail.com

Any notice shall be deemed to have been given on the date when received and receipted for, if sent physically by other than registered or certified mail, or, if sent by registered or certified mail, on the earlier of (a) the date set forth on the return receipt, (b) the date of delivery as shown on the Post Office records or (c) the date delivery was refused as shown on the Post Office records. Any notice sent by email shall be deemed delivered on the date of actual receipt if received by 5:00 p.m. local time, or if received after 5 p.m. local time, on the next following business day.

13.Default, Buyer Remedies. If any Seller fails to perform any of  its material obligations or Contracts contained herein and if Buyer is not then in default of any of its obligations and Contracts contained herein, then Buyer may pursue all of the following remedies: either (a) to terminate this Contract by giving written notice of termination and the reasons therefor to Seller, in which event neither Seller nor Buyer shall have any further obligations or liabilities one to the other hereunder and the Deposit shall be returned to Buyer, or (b) Buyer may proceed to Closing for conveyance of the Property, pursuant to which Seller shall convey to Buyer such title to the Property as Seller then holds on the date of Closing consistent with the terms of this Contract and Buyer shall take the Property in the physical condition as then exists consistent with the terms of this Contract. In the event of a willful breach by any Seller, in addition to a return of the Deposit, Buyer shall be entitled to specific performance or to recover from such Seller its actual damages equal to the costs actually incurred in connection with the negotiation of this Contract, any title costs, survey charges, and consulting fees incurred in connection with its due diligence review.

14.Default, Seller Remedies. If Buyer fails to perform or breaches any of its obligations or Contracts required under this Contract, or fails to close the transaction (except for in the event of a permitted termination of this Contract in accordance with the provisions hereof), then both Mark Alden Lukas and Edward Celata may unanimously elect as Seller's sole remedy option hereunder to terminate this Contract and to receive the Deposit and Buyer shall have no further obligations or liabilities one to the other hereunder. Seller's election to receive the  Deposit as “liquidated damages” is agreed to by the parties due to the difficulty, inconvenience and uncertainty of ascertaining actual damages for such breach by Buyer and Buyer agrees that the same is a reasonable and fair estimate of damages. Seller’s remedy hereunder may only be exercised unanimously by Mark Alden Lukas and Edward Celata.

15.Covenants of Seller.Each Seller as to itself and the portion of the property owned by it, hereby covenants with Buyer, as follows:

a.After the date hereof and prior to the Closing, no part of the Property, or any interest therein, will be sold or otherwise transferred without Buyer's consent.

b.Until the Closing, Seller shall keep the Property insured in the manner insured as of the date of this Contract.

c.Until the Closing, Seller shall operate and maintain the Property in the manner being operated and maintained on the date of this Contract.

d.During the pendency of this Contract, Seller will not list the Property with any broker or otherwise solicit or make or accept any offers to sell the Property, engage in any discussions or negotiations with any third party with respect to the sale or other disposition of the Property, or enter into any contract or Contracts (whether binding or not) regarding any disposition of the Property.

16.Risk of Loss.  Risk of loss shall be borne by the Seller until the Closing.  If the Property is damaged by fire, vandalism, storm, flood, or any other casualty between now and the Closing, the parties shall obtain an estimate, from an established contractor of their choice, of the cost of repairing the damage. If the estimated cost is less than 5% of the Purchase Price, the Seller shall repair the damage before the Closing at the Seller's expense. If the estimated cost is more than 5% of the Purchase Price, the Buyer may (a) terminate this Contract, require the Seller to repair the damage before the Closing, or (c) proceed with the purchase with an assignment of the insurance claim, if any, without abatement of the Purchase Price. If this Contract is terminated consistent with this paragraph, the Deposit will be returned to Buyer and neither party shall have any further liability to the other.

17.Successors in Interest. All provisions of this Contract are binding upon and shall inure to the benefit of, and are enforceable by and against, the heirs, executors, administrators, successors and assigns of each party hereto.

18.Governing Law. The terms and conditions of this Contract shall be construed and controlled in accordance with the laws of the State of New Jersey, with jurisdiction and venue of any litigation placed in Cape May, New Jersey.

19.Entire Contract. This Contract contains the entire Contract between the parties with respect to the subject matter hereof and no statement or representation of any party, their agents or employees, shall form any part hereof or be binding upon the other party. This Contract shall not be changed or modified except by written instrument signed by the parties hereto.

20.Captions; Gender. Captions used in this Contract are for convenience of reference only and shall not affect the construction of any provision hereof. Whenever used, the singular shall include the plural, the plural shall include the singular and gender shall include all genders.

21.Effective Date. The term "effective date" or "date of this Contract" shall mean the date the last of either Seller or Buyer has executed this Contract.

22.Counterparts: PDF Execution. This Contract may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument. Delivery of an executed counterpart of this Contract by PDF shall be equally as effective as delivery of a manually executed counterpart of this Contract. Any party delivering an executed counterpart of this Contract by Telefacsimile also shall deliver a manually executed counterpart of this Contract, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability or binding effect of this Contract.

23.Surviving Clauses. Should any paragraph or sub-paragraph of this Contract or any provision, term or condition contained herein be finally declared illegal, invalid or unenforceable for any reason by a court of competent jurisdiction, that determination shall not effect the legality, validity and enforceability of the remaining provisions, terms and conditions of this Contract, and same shall remain in full force and effect. Any provision of this Contract, which by its nature and effect is required to be kept or performed after closing of title, shall survive passage of title and shall bind and benefit the parties hereto.

24.No Affiliation. Notwithstanding anything to the contrary  contained herein, this Contract shall not be deemed or construed to make the parties hereto partners or joint venturers, or to render either party liable for any of the debts or obligations of the other, it being the intention of the parties to merely create the relationship of Seller and Buyer with respect to the Property to be conveyed as contemplated hereby.

25.Timing. In the event that any of the dates specified in this Contract shall fall on a Saturday, a Sunday; or a holiday, then the date of such action shall be deemed to be extended to the next business day.

26.Construction. The language in all parts of this Contract shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto. Paragraph headings of this Contract are solely for convenience of reference and shall not govern the interpretation of any of the provisions of this Contract. References to paragraphs are paragraphs of this Contract, unless otherwise specifically provided.

27.Assignment. Buyer may assign this Contract without prior written  consent of Seller upon the following conditions: (i) the assignee of Buyer is more than 50% owned or controlled by Buyer or Nathan Kivi, (ii) the assignee of Buyer agrees to assume all obligations of Buyer hereunder, and (iii) a copy of the executed Assignment and Assumption Agreement is delivered to Seller at or prior to Closing.

288.Joint and Several. To the extent the Seller or Buyer hereunder are comprised of more than one person or entity, the liability and obligations of all such parties comprising Seller or Buyer, as applicable, shall be joint and several. This Section 28 shall survive Closing.

29.Bulk Sale Indemnification.   The parties acknowledge that the provisions of the New Jersey Sales and Use Tax Act, N.J.S.A. 54:32B-1 et seq. (“Bulk Sales Act”), are applicable to the sale of the Property by Seller. Buyer shall submit the required Notification of Sale, Transfer or Assignment in Bulk (Form C-9600) (“Bulk Sale Notice”) and all required attachments to the New Jersey Department of the Treasury, Division of Taxation, Bulk Sales Section (“Section”) not later than fifteen (15) business days prior to Closing. Such filing shall be made by Buyer via overnight delivery to the address specified by the Section for such filing by overnight delivery. Seller shall cooperate with the Buyer in connection with such submission by supplying Buyer with information necessary to file the Bulk Sales Notice no later than thirty (30) days prior to Closing. Buyer shall have received from the Section either a letter stating that a possible claim for New Jersey state taxes exists and setting forth in said letter the amount of the State's claim and the amount of money to be held in escrow at Closing (an “Escrow Letter”), or a clearance letter stating that the bulk sale case has been closed and no money is to be placed in escrow. Should the Section provide an Escrow Letter prior to Closing, Seller shall post an escrow in the amount required by the Section at Closing with the Escrow Agent or the Title Company. The foregoing notwithstanding, in the event Buyer timely files such required notice to the Section and the Section does not notify Buyer in writing on or before Closing of any claim by the State, Seller shall escrow at Closing an amount equal to the amount shown on line 12 (the estimated tax on gain due) of the Asset Transfer Tax Declaration prepared by Seller.

[SIGNATURES ON NEXT PAGE]

DocuSign Envelope ID: 8AA622B7-4F87-42DB-958C-A142CAA8EE2E

Date of Signatures

BUYER:
HCO PROPERTY CAPE MAY LLC

DocuSigned by:
Nathan Kivi
____
Name: Nathan Kivi
Title: Authorized Representative

SELLER:

DocuSigned by:
____
Name: Mark Alden Lukas

SELLER:

DocuSigned by:
____
Name: Edward Celata

95765765.4

JOINDER BY ESCROW AGENT

The undersigned, Drinker Biddle & Reath LLP, as Escrow Agent under the Contract for Sale and Purchase of Real Estate between Mark Alden Lukas and Edward Celata ("Seller") and HCo Property Cape May LLC ("Buyer") to which this Joinder is attached, signs below to evidence its Contract to hold and disburse the Deposit paid by Buyer in accordance with the terms of such Contract, all provided that the parties acknowledge and agree the following terms and conditions shall apply to the rights, obligations and liabilities of the Escrow Agent in connection with the Contract:

1.Escrow Agent named herein will be liable as a depository only and will not be responsible for the sufficiency or accuracy of the form, execution or validity of any letter or document delivered to the Escrow Agent. The Escrow Agent shall not be liable for any act or omission done in good faith or for any claim, demand, loss or damage made or suffered by any party to this Contract, other than as may arise through the willful misconduct or gross negligence of the Escrow Agent. The Escrow Agent is expressly authorized to rely on any document believed by the Escrow Agent to be authentic in making any delivery of funds held hereunder.

2.Seller and Buyer agree to indemnify and hold the Escrow Agent harmless from and against any and all expense, damage or cost, including reasonable attorney's fees, incurred by the Escrow Agent and arising from the good faith performance of its duties hereunder.

3.If the Escrow Agent is in doubt as to its duties hereunder or in the event of a dispute between the parties as to the disposition of any funds held by Escrow Agent, the Escrow Agent may, in its sole discretion, continue to hold the funds in escrow until all parties mutually agree to the disposition thereof, or it may deposit all monies held pursuant to this Contract with the Clerk of the Superior Court of Cape May County in which the Property is located and, upon notifying all parties of such action, all liability on the part of the Escrow Agent shall terminate. In the event of any suit between the parties wherein the Escrow Agent is made a party by virtue of acting as Escrow Agent hereunder, or in the event of any suit where an escrow agent interpleads the monies held hereunder, the Escrow Agent shall be entitled to recover reasonable attorney's fees and costs incurred, said fees and costs to be charged and assessed as court costs in favor of the Escrow Agent against both Seller and Buyer, but as between Seller and Buyer, the prevailing party shall be entitled to recover the same from the other party.

4.Seller acknowledges that Drinker Biddle & Reath LLP is counsel to Buyer in connection with the Transaction described in the Contract of Sale and this Contract, and anything to the contrary contained herein notwithstanding, it is expressly understood and agreed that Drinker Biddle & Reath LLP may continue to represent Buyer as Buyer's counsel in any dispute between Buyer and Seller relating to the Contract of Sale or this Contract, including any dispute relating to the Escrow Fund, while continuing to act as Escrow Agent hereunder. Nothing contained herein, nor the execution or delivery of this Contract by Escrow

Agent, shall in any way affect or require the termination of such attorney-client relationship, and Seller hereby specifically consents to the continued representation of Buyer by Drinker Biddle & Reath LLP in

DocuSign Envelope ID: 8AA622B7-4F87-42DB-958C-A142CAA8EE2E

ESCROW AGENT:

By: DocuSigned by: Dorothy Bolinsky
Drinker Biddle & Reath LLP

Date of Execution: 1/9/2019

95765765.4

15

Exhibit A-1

Parcel 1 Description

[to be attached]

Exhibit A-2

Parcel 2 Description

[to be attached]

TECHNICAL SERVICES AND PRE-OPENING AGREEMENT

THIS CONSULTING AGREEMENT (this “Agreement”) is made and entered into as of 4 February, 2018 (the “Effective Date”), by and between the HCO PROPERTY CAPE MAY LLC (the “Owner”), and VALOR HOSPITALITY PARTNERS, LLC, a Georgia limited liability company (“Consultant”).

W I T N E S S E T H:

WHEREAS, Owner and Consultant desire to enter into an agreement containing the terms and conditions pursuant to which Owner will engage Consultant as a consultant to Owner from and after the date of this Agreement for purposes of assisting Owner in the construction and completion prior to operation of the (the “Hotel”) and;

WHEREAS, Owner and Consultant agree that this Agreement Supersedes any prior executed agreement between Owner and Consultant and;

WHEREAS, Owner and Consultant desire to enter into this Agreement to reflect the terms agreed to by Owner and Consultant as more fully set forth below.

NOW, THEREFORE, in consideration of the foregoing premises, the mutual covenants, agreements, representations and warranties contained herein, and other good and valuable consideration, the receipt, sufficiency and adequacy of which are hereby acknowledged, the parties hereto hereby agree as follows:

Section 1. Duties. During the Term (as defined below in Section 2), Owner hereby  agrees to engage Consultant to perform the duties, responsibilities and services set forth on Exhibit A attached hereto (the “Duties and Responsibilities”) in a diligent and efficient manner. Consultant agrees to serve in such capacity and to perform the Duties and Responsibilities consistent with Consultant’s role as a consultant. Consultant also agrees to conduct all business in a lawful manner.

Section 2.    Term. The term of this Agreement shall be for a period commencing on    the Effective Date and ending upon the earlier to occur of (a) Owner and Consultant executing the Management Agreement (as defined below), or (b) the fifth (5th) year anniversary of the date of this Agreement (the “Term”).

Section 3.Compensation.

3.1Compensation. Owner agrees to pay Consultant $120,000 as a total for the Technical Services and Information Technology Services described in the Duties and Responsibilities listed on Exhibit A. A portion of this payment may be taken and applied as Voting Shares in HCo Cape May LLC as outlined in Section 3.5. Payments for Pre-opening Management Services will occur from break of escrow for the HCo Cape May LLC based on the SEC Offering Circular.

3.2Owner further agrees to pay Consultant an additional $150,000.00 for the Pre-opening Management Services described in the Duties and Responsibilities listed on Exhibit A portion of this payment may be taken and applied as Voting Shares in HCo Cape May LLC as outlined in Section 3.5. Payments for Pre-opening Management Services will occur from break of escrow for the HCo Cape May LLC based on the SEC Offering Circular.

3.3Reimbursement of Expenses. The Owner shall pay or reimburse Consultant for all reasonable and necessary out-of-pocket expenses actually incurred or paid by Consultant in connection with the performance of the Duties and Responsibilities. The expenses which Consultant may incur shall be ordinary and necessary expenses incurred in a trade or business as defined by the United States Internal Revenue Code and shall include, without limitation, all costs of hiring, maintaining and training employees and accountants, travel to and from the Hotel, meals of employees while traveling for the benefit of the Hotel, as well as office expenses incurred in connection with providing or conducting the Duties and Responsibilities but shall exclude any office rent and other overhead or expenses of Consultant associated with its office. Consultant shall provide an itemized account of expenditures and appropriate receipts to Owner, in accordance with policies established by Owner, when requesting reimbursement.

3.4Cessation of Compensation. All compensation due to Consultant by Owner and all other benefits provided to Consultant pursuant to this Section 3 or otherwise from time to time shall immediately cease to accrue upon any termination of Consultant’s engagement as a consultant with Owner upon the expiration of the Term.

3.5Payment of Compensation. Consultant will have $150,000 worth of Voting Shares in HCo Cape May LLC. The amount of funds required to have the $150,000 investment in HCo Cape May LLC Voting Shares will be applied against Compensation payable under Section 3 of this Agreement.

Section 4.Termination.

4.1Termination by Owner for Cause. Notwithstanding anything contained herein to the contrary, Owner may terminate this Agreement immediately at any time, without notice, upon the occurrence of a “Cause” event. The Owner shall not be obligated to pay any compensation to Consultant after the effective date of the termination. For purposes of this Section 4.1, the term “Cause” shall mean any one or more of the following:

(a)Any officer of Consultant staffed to the Hotel of Consultant is convicted of, or pleads no contest to, a felony, any crime involving fraud or moral turpitude, or a misdemeanor where imprisonment is imposed;

(b)Consultant or any member of Consultant commits any act of theft, fraud, dishonesty or falsification of any employment or business records of Owner or any of its affiliates;

(c)Consultant or any member of Consultant engages in any misconduct in connection with the performance of any of the Duties and Responsibilities, including, without limitation, misappropriation of funds or property of Owner or any of its affiliates, or securing or attempting to secure personal profit in connection with any transaction entered into on behalf of Owner;

(d)Consultant or any member of Consultant is cited and found guilty for violation of any law or regulations (excluding traffic or parking ordinances and rules) to which Owner or any of its affiliates is subject;

(e)Consultant or any member of Consultant deliberately destroys any property belonging to Owner or any of its affiliates; or

(f)a material breach by Consultant of any provision of this Agreement which is not cured within 30 days written notice by Owner, provided that such breach is capable of being cured without material harm to Owner, otherwise the notice and cure period shall not apply.

For purposes of this Agreement, the term “Cause” shall not include any act or failure to act on Consultant’s part if done or omitted to be done in demonstrable good faith and with the reasonable belief that the act or omission was in the best interest of Owner or any of its affiliates or pursuant to an express policy of Owner at the time of such act or omission. In the event Owner wishes to investigate any alleged misconduct, Owner may, after discussing the proposal of suspension with Consultant and considering Consultant’s views, suspend Consultant while the investigation is carried out.

Upon the occurrence of any event of Cause and in the event Consultant is entitled to notice and opportunity to cure the same, Owner shall not be required to provide notice and a right to cure to Consultant for any subsequent event of Cause of any kind during that calendar year.

4.2Obligations of Consultant upon Termination. Upon the termination of  this Agreement for any reason, or at any other time upon the request of Owner, Consultant shall immediately return to Owner all information, material or property including without limitation computer disks, printouts, manuals, reports, letters, memos, plans, diagrams, security cards, keys, and laptop computers either belonging to or the responsibility of Owner and all copies of that material, which are in Consultant’s possession or under Consultant’s control.

Section 5.Restrictive Covenants.

5.1Return of Owner Property. Upon any voluntary or involuntary termination of this Agreement and at any time upon request of Owner, Consultant agrees to immediately return to Owner all property of Owner (including but not limited to all documents, electronic files, records, computer disks or other tangible or intangible things that may or may not relate to or otherwise comprise Confidential Information or Trade Secrets (each as defined by applicable law)) that Consultant created, used, possessed or maintained while engaged by Owner from whatever source and whenever created, including all reproductions or excerpts thereof.

5.2Non-Piracy of Employees and Independent Contractors. Throughout the Term of this Agreement and for a period of one (1) year following the date of any voluntary or involuntary termination of this Agreement, Consultant covenants and agrees that Consultant shall not, directly or indirectly: (i) solicit for employment, recruit or hire (or attempt to solicit, recruit or hire) or otherwise assist anyone in soliciting for employment, recruiting or hiring any employee or independent contractor of Owner who was employed by or performed for Owner during the Term and with whom Consultant had Material Contact; or (ii) otherwise encourage, solicit, or support any such employee or independent contractor to terminate his or her employment, contractual or business relationship with Owner.

For purposes of this Section 5.22, “Material Contact” shall exist if Consultant (a) supervised the person or was supervised by the person; or (b) worked with or interacted with the person or entity with regard to Owner’s business.

Section 6. Remedies. In the event of any breach of this Agreement by Consultant or Owner, either party shall have all rights and remedies available at law or in equity. Consultant acknowledges that Owner’s liability hereunder is limited by the doctrine of sovereign immunity but only to the extent provided at law and Owner waives such doctrine to the maximum extent permitted by statute or case law of the State of New Jersey or federal laws of the United States of America.

Section 7. Indemnity. Owner hereby agrees to  indemnify  and  hold  harmless Consultant, and its employees, managers, members, officers, directors, agents, contractors, representatives, successors and assigns, from any and all charges, complaints, claims, liabilities, controversies, damages, actions, causes of action, suits, rights, demands, costs, losses, debts, and expenses including attorneys’ fees and costs actually incurred (collectively, “Losses”), of any nature whatsoever, arising from Consultant’s performance of the Duties and Responsibilities, except for any Losses determined by a Court of competent jurisdiction to have resulted from the gross negligence or willful misconduct of Consultant.

Section 8.Management Agreement. Upon the earlier to occur of (i) substantial completion of construction of the Hotel signified by temporary certificate of occupancy issuance by the applicable local governmental authority in Cape May County, NJ, (or) execution of the management agreement (discussed immediately below), Owner and Consultant hereby agree to enter into the management agreement for the Hotel which shall substantially comply with the summary of terms for such agreement attached hereto as Exhibit B.

Section 9.Severability. If any of the provision this Agreement is found by a court to  be invalid or unenforceable for any reason, including, without limitation, the scope or the duration thereof, such provision shall be construed and/or reduced or reformulated by the court (or by the parties, if the court refuses to do so) in such a way as to make it valid and enforceable to the maximum extent possible.

Section 10.Miscellaneous Provisions.

10.1Headings. The headings are intended only for convenience in finding the subject matter and do not constitute part of the text of this Agreement and shall not be considered in the interpretation of this Agreement.

10.2Assignment; Binding Effect. The Owner may assign this Agreement and the obligations of Consultant hereunder without the consent of Consultant. Due to the personal service nature of Consultant’s obligations, Consultant may not assign this Agreement, except the assignment of any right to receive compensation or other payment. Subject to the restrictions in this Section, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto, their respective successors, assigns, and legal representatives.

10.3Legality and Severability. The parties hereto acknowledge and agree that the provisions contained in this Agreement are reasonable and are not known or believed to be in violation of any federal, state, or local law, rule, or regulation. In the event a court of competent jurisdiction finds any provision (or subpart thereof) to be illegal or unenforceable, Owner and Consultant agree that it shall be severed and the remaining clauses and Sections enforced in accordance with the tenor of this Agreement. Any illegal or unenforceable provision (or subpart thereof), or any modification by any court, shall not affect the remainder of this Agreement, which shall continue at all times to be valid and enforceable.

10.4Entire Agreement; This Agreement, together with the Management Agreement, including the exhibits, documents and instruments referred to herein or therein and any other instruments, documents or agreements executed or delivered pursuant hereto or thereto, constitutes the entire agreement, and supersedes all other prior oral or written agreements, promises, representations, warranties, or inducements among the parties with respect to the subject matter hereof. This Agreement can only be modified by a writing signed by both Owner and Consultant.

10.5Governing Law; Forum Selection. This Agreement shall be governed by and construed in accordance with the laws of the New Jersey without regard its conflicts of law provisions. In the event of any litigation arising out of or relating to this Agreement, the parties expressly agree to the exclusive jurisdiction and venue in the appropriate state or federal court located in New Jersey, and hereby waive any objections or defenses to such forum and venue selection.

10.6Review and Voluntariness of Agreement. Consultant acknowledges that (i) Consultant has had an opportunity to read, review, and consider the provisions of this Agreement; and (ii) Consultant has voluntarily entered into this Agreement.

10.7Waiver of Rights or Remedies. The failure or delay on the part of either party in insisting on strict compliance with the terms of this Agreement or to enforce at any time any of the provisions of this Agreement shall not operate or be construed as a waiver thereof or of any subsequent breach of this Agreement by the other party, nor in any way shall it affect the validity of this Agreement or any part thereof or the right to enforce thereafter each and every provision and to exercise each and every such right and remedy. Nothing shall constitute or have the effect of a waiver except an instrument in writing signed by both the Consultant and Owner, or their duly authorized agents or representatives, which expressly, and not impliedly, waives a right or rights under this Agreement.

10.8No Conflicting Obligations. Consultant acknowledges and represents that Consultant’s execution of this Agreement and performance of Consultant’s Duties and Responsibilities for Owner will not cause any breach, default, or violation of any other non- disclosure, confidentiality, non-competition, or other agreement to which Consultant may be a party or otherwise bound. Moreover, Consultant agrees that Consultant will not use in the performance of such Duties and Responsibilities for Owner or otherwise disclose to Owner any

Trade Secrets or Confidential Information of any person or entity (including any former employer) if and to the extent that such use or disclosure may cause a breach or violation of any obligation or duty owed to such employer, parson, or entity under any agreement or applicable law.

10.9Adequate Consideration. Consultant acknowledges that the consideration furnished by Owner in this Agreement, the sufficiency and adequacy of which is acknowledged, is in addition to anything of value to which Consultant is already entitled.

10.10Notices. All notices, requests, consents and other communications shall be in writing and be deemed given when (i) delivered personally; (ii) received if mailed by first class registered or certified mail, postage prepaid; or (iii) delivered to the applicable party’s email inbox. Notices to Owner or the Consultant shall be addressed as set forth underneath their signatures below, or to such other address or addresses as may have been furnished by such party in writing to the other.

10.11Counterparts; Facsimile Signatures. This Agreement may be executed in one or more counterparts, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement. Signatures transmitted by facsimile, PDF or other electronic means shall be deemed to be original signatures for all purposes.

* * * * *

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EXHIBIT A

DUTIES AND RESPONSIBILITIES

Consultant takes the lead specifically on everything that relates to the hotel, including being Owner’s lead with respect to Owner’s budgets for the Hotel for Pre-Opening, Technical Services and Information Technology, which have the following budgets:

(a)Pre-Opening: $TBD;

(b)Information Technology: $TBD;

(c)Technical Services (includes, without limitation, operating supplies and equipment procuration (in conjunction with Bray Whaler, Owner’s primary (suggested) procuring agent for such supplied and equipment): $TBD.

Technical Services. Including but not limited to:

Create, then develop theme’s and concepts for hotel services, specifically all Food & Beverage offerings (restaurant /s, bar / s, rooftop’s, Deli’s, Café’s, Lounges etc.) as well as spa, fitness, libraries, lounges etc.

Develop property assessment overview including, full list of all space requirements, operational flows, services to be offered and detailed requirements for FF&E, OS&E and IT;

Determine scope of requirements to operate as an [brand] hotel property and write a highly-detailed business plan for the asset;

Determine vendor relationships, review necessary contracts and operating licenses, City and State ordinances, permitting, zoning and research availability of public incentives;

Assisting in developing a full and detailed project budget specifically as it relates to concluding an absolute ‘all-in’ project budget, outside of pure construction;

Address specific needs and work with ownership to assist in design and planning of any facilities (non-hotel) that may be part of further development and calls for integration with retail and / or residential, not thought to be the case for this project;

Develop detailed pro-formas on created plans and model financial returns;

Develop a detailed pre-opening budget plan;

Work closely with brand to ensure all aspects of the license agreement are adhered to as well as any and all design directives and brand standards dictated;

Work closely with GC and all subcontractors in completion of pre- determined development scope;

Inspect GC completed work for quality and provide defects to be corrected.

Work with preferred vendors and brand in development of all information technology systems. System will be brand specified & built and developed specifically for the project;

Engage procurement companies and coordinate all FFE, OSE and IT pre- opening purchases and related efforts;

Work with Interior Designer directly in ensuring all scope items are detailed and accurate and executed on time and on budget;

Manage ALL technical aspects e.g. low voltage, phone systems, POS, PMS, MATV, Environmental systems, Digital Key, Accounting systems, all software requirements, digital music, all interfaces for entire property and room power requirements, all equipment requirements of the project to ensure a world-class product delivery;

Work with all subs throughout each planning stage of the project to ensure compliance with all the previous standards written and agreed upon in the business plan;

Work with local town, county and state officials and services such as the fire department to ensure compliance with local ordinances;

Manage all project accounting.

Pre-Opening Services. Including but not limited to:

Develop and manage pre-opening plans and budget;

Develop and manage full pre-opening operations task list;

Interview and hire initial Executive team members, specifically the General Manager, Sales and Marketing Director, and Executive Chef, to execute on a detailed and specific critical path task list plus intensive pre- opening sales, marketing and PR initiatives;

Develop and manage operating plans, incl. staffing models, sales and marketing plan, PR, etc.;

Engage and work with a PR Agency to formulate all collateral and advertising, and social media plans, etc.;

Recruitment and training of all service associates and operating personnel;

Develop and manage all pricing policies and strategies;

Develop and manage all systems and procedures and all corresponding training programs;

Develop, lead and manage all Sales, Marketing and PR strategies;

Develop and lead all brand initiatives and guidelines;

Develop and manage the identification and scope of all employee benefits programs;

Manage all pre-employment screening;

Ensure all required brand training compliance;

Execute pre-opening sales and marketing efforts;

Obtain all necessary operating licenses;

Finalize any vendor agreements;

Coordinate standards written and created into a detailed pre-opening effort, SOP’s, Policies and Procedures, Checklists and ongoing training materials;

Train all associates;

Set-up accounting systems and load data / budgets;

Set-up all IT systems MATV/PBX/Guest HSIA/Sales system/Audio/INTERFACES;

Complete data base build for PMS system;

Complete content build for brand website;

Obtain renderings for brand website prior to opening;

Conduct all life safety training;

Engage photography services for openingand postfor website photography;

Work with Valor employees to create a task team to open the property on- time and with all systems fully operational;

Conduct a ‘soft-opening’ and ‘dry run’ to ensure all systems and procedures operational and test associates; and

Official opening ceremony and open for trading.

EXHIBIT B

MANAGEMENT AGREEMENT TERMS

Owner and Valor (“Operator”), will enter into a management agreement (the “Management Agreement”) for the Hotel based on Valor’s standard form pursuant to which Valor will operate the Hotel. The Management Agreement shall contain, among other things, the following terms:

1.Term: The initial term of the Management Agreement will be ten (10) fiscal years (the “Initial Term”). The Management Agreement will extend automatically for two (2), five (5) year renewal terms beyond the Initial Term unless Manager is in default of the Management Agreement. The Initial Term and any renewal terms will be referred to herein as the “Term”.

2.Base Management Fee: The Base Management Fee (the “Base Fee”) shall be the greater of 3.0% of Gross Revenue of the Project and $90,000 per year of operation, paid monthly as an operating cost.

3.Incentive Management Fee: Manager shall not be paid an Incentive Management Fee (“IMF”) due to being a voting member in HCo Cape May LLC.

4.Annual Contributions to the FF&E Reserve: The FF&E Reserve will be 4.0% of Gross Revenue throughout the Term except for the FF&E Reserve will ramp starting at 2.0% in Year 1, 3.0% in Year 2, and 4.0% thereafter.

5.Financing of the Hotels: Owner shall not encumber the Hotels with any mortgage or pledge/mezzanine indebtedness nor any refinancing thereof, unless and until Owner, Manager, and the applicable lender have entered into a mutually acceptable collateral assignment of the Management Agreement.

Manager and any mortgagee and any pledgee/mezzanine lender shall execute and record among the appropriate land records a subordination, non-disturbance and attornment agreement, satisfactory to both parties.

Amended and Restated Software and Services License Agreement

This Software and Services License Agreement (the “Agreement”) is made and effective _____________________ (the “Effective Date”) between North Capital Investment Technology, Inc. (“Licensor” or “NCIT”), a Delaware corporation with its head office located at 623 E Fort Union Boulevard, Suite 101, Salt Lake City, UT 84047, and ACrowdCo, LLC (“Licensee”), a LLC organized and existing under the laws of the State of Delaware located at 2100 Powers Ferry Road SE, Suite 370, Atlanta, GA 30339.

WHEREAS, Licensor has developed certain computer programs, business processes, integrated services and documentation more particularly described in Schedule A attached hereto (“Software and Services”) and desires to grant Licensee a license to use the Software and Services.

WHEREAS, Licensee wishes to procure from Licensor Software and Services, described herein, under the terms and conditions set forth in this Agreement.

NOW, THEREFORE, in consideration of the mutual covenants, terms and conditions set forth herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Licensee and Licensor hereby agree as follows:

1.Definitions.

When used in this Agreement, the following terms shall have the respective meanings indicated, such meanings to be applicable to both the singular and plural forms of the terms defined:

“Access Credentials” means any user name, identification number, password, license or security key, security token, PIN or other security code, method, technology or device used, alone or in combination, to verify an individual's identity and authorization to access and use the Hosted Services.

“Action” has the meaning set forth in Section 13.1.

“Agreement” has the meaning set forth in the preamble; includes this agreement and its Schedules attached hereto.

“Authorized User” means each of the individuals authorized to use the Services pursuant to Section 3.1 and the other terms and conditions of this Agreement.

“Confidential Information” means the Software, Documentation, Specifications, and terms and conditions of this Agreement. Its meaning is further set forth in Section 10.1.

“Disclosing Party” has the meaning set forth in Section 10.1.

“Documentation” means the documentation for the Software and Services – any manuals, instructions or other documents or materials that the Licensor provides or makes available to Licensee in any form or medium and which describe the functionality, components, features or requirements of the Services or Licensor Materials, including any aspect of the installation, configuration, integration, operation, use, support or maintenance thereof.

“Effective Date” has the meaning set forth in the preamble.

“Error” means a material and continuing failure of the Software and Services to function in conformity with the Specifications.

“Fees” has the meaning set forth in Section 8.1.

“Force Majeure Event” has the meaning set forth in Section 15.1.

“Harmful Code” means any software, hardware or other technology, device or means, including any virus, worm, malware or other malicious computer code, the purpose or effect of which is to (a) permit unauthorized access to, or to destroy, disrupt, disable, distort, or otherwise harm or impede in any manner any (i) computer, software, firmware, hardware, system or network or (ii) any application or function of any of the foregoing or the security, integrity, confidentiality or use of any data Processed thereby, or (b) prevent Licensee or any Authorized User from accessing or using the Services or Licensor Systems as intended by this Agreement. Harmful Code does not include any Licensor Disabling Device.

“Hosted Services” has the meaning set forth in Section 2.1.

“Indemnitee” has the meaning set forth in Section 13.3.

“Indemnitor” has the meaning set forth in Section 13.3.

“Initial Term” has the meaning set forth in Section 11.1.

“Intellectual Property Rights” means any and all registered and unregistered rights granted, applied for or otherwise now or hereafter in existence under or related to any patent, copyright, trademark, trade secret, database protection or other intellectual property rights laws, and all similar or equivalent rights or forms of protection, in any part of the world.

“Law” means any statute, law, ordinance, regulation, rule, code, order, constitution, treaty, common law, judgment, decree or other requirement of any federal, state, local or foreign government or political subdivision thereof, or any arbitrator, court or tribunal of competent jurisdiction.

“License” means the license granted by Licensor to Licensee to use the Software and Services, and the regulated Documentation, in accordance with the terms and conditions of this Agreement.

“Licensee” has the meaning set forth in the preamble.

“Licensee Data” means, other than Resultant Data, information, data and other content, in any form or medium, that is collected, downloaded or otherwise received, directly or indirectly from Licensee or an Authorized User by or through the Services.

“Licensee Failure” has the meaning set forth in Section 4.2.

“Licensee Systems” means the Licensee's information technology infrastructure, including computers, software, hardware, databases, electronic systems (including database management systems) and networks, whether operated directly by Licensee or through the use of third-party services.

“Licensor” has the meaning set forth in the preamble.

“Losses” means any and all losses, damages, liabilities, deficiencies, claims, actions, judgments, settlements, interest, awards, penalties, fines, costs or expenses of whatever kind, including reasonable attorneys' fees and the costs of enforcing any right to indemnification hereunder and the cost of pursuing any insurance providers.

“Person” means an individual, corporation, partnership, joint venture, limited liability entity, governmental authority, unincorporated organization, trust, association or other entity.

“Personal Information” means any information that, individually or in combination, does or can identify a specific individual or device or by or from which a specific individual or device may be identified, contacted or located. Personal Information includes Authorized Users’ social security numbers or brokerage account numbers, “protected health information” as defined under the Health and Insurance Portability and Accountability Act of 1996, “Personal Data” as defined in the EU Data Protection Directive (Directive 95/46/EEC), “Personal Information” as defined under the Children's Online Privacy Protection Act of 1998, and all rules and regulations issued under any of the foregoing.

“Price” means the amount in License Fees Licensee shall pay as specified in Schedule B.

“Privacy and Security Policy” has the meaning set forth in Section 7.1.

“Process” means to take any action or perform any operation or set of operations that the SaaS Services are capable of taking or performing on any data, information or other content, including to collect, receive, input, upload, download, record, reproduce, store, organize, compile, combine, log, catalog, cross-reference, manage, maintain, copy, adapt, alter, translate or make other derivative works or improvements, process, retrieve, output, consult, use, perform, display, disseminate, transmit, submit, post, transfer, disclose or otherwise provide or make available, or block, erase or destroy. “Processing” and “Processed” have correlative meanings.

“Licensor” has the meaning set forth in the preamble.

“Licensor Disabling Device” means any software, hardware or other technology, device or means (including any back door, time bomb, time out, drop dead device, software routine or other disabling device) used by Licensor or its designee to disable Licensee's or any Authorized User's access to or use of the Services automatically with the passage of time or under the positive control of Licensor or its designee.

“Licensor Indemnitee” has the meaning set forth in Section 13.2.

“Licensor Materials” means the Service Software, Documentation and Licensor Systems and any and all other information, data, documents, materials, works and other content, devices, methods, processes, hardware, software and other technologies and inventions, including any deliverables, technical or functional descriptions, requirements, plans or reports, that are provided or used by Licensor or any Subcontractor in connection with the Services or otherwise comprise or relate to the Services or Licensor Systems. For the avoidance of doubt, Licensor Materials include Resultant Data and any information, data or other content derived from Licensor's monitoring of Licensee's access to or use of the Services, but do not include Licensee Data.

“Licensor Personnel” means all individuals involved in the performance of Services as employees, agents or independent contractors of Licensor or any Subcontractor.

“Licensor Systems” means the information technology infrastructure used by or on behalf of Licensor in performing the Services, including all computers, software, hardware, databases, electronic systems (including database management systems) and networks, whether operated directly by Licensor or through the use of third-party services.

“Receiving Party” has the meaning set forth in Section 10.1.

“Renewal Term” has the meaning set forth in Section 11.2.

“Representatives” means, with respect to a party, that party's employees, officers, directors, consultants, agents, independent contractors, service providers, sub-licensees, subcontractors and legal advisors.

“Resultant Data” means information, data and other content that is derived by or through the Services from Processing or aggregating Licensee Data and is sufficiently different from such Licensee Data that such Licensee Data cannot be reverse engineered or otherwise identified from the inspection, analysis or further Processing of such information, data or content.

“Schedule” refers to any schedule attached to this Agreement, or any subsequently prepared document that the parties agree in writing to be considered a Schedule.

“Scheduled Downtime” has the meaning set forth in Section 5.2.

“Service Software” means the Licensor software application or applications and any third-party or other software, and all new versions, updates, revisions, improvements and modifications of the foregoing, that Licensor provides remote access to and use of as part of the Services.

“Services” means any services provided by Licensor or its contractors to the Licensee in connection with this Agreement and supplemental T+M contracts, including software as a service (SAAS), installation, configuration, integration, customization training, and/or technical support, as specified in Schedule A.

“Software” means the computer programs specified in Schedule A in machine-readable, object code form, and any computer programs delivered to Licensee in machine-readable, object code form and any updates thereto, or provided by Licensor in connection with any Services hereunder.

“Specifications” means Licensor’s current published product release definitions.

“Subcontractor” has the meaning set forth in Section 2.5.

“Term” has the meaning set forth in Section 11.2.

“Third Party Materials” means materials and information, in any form or medium, including any software, documents, data, content, specifications, products, equipment or components of or relating to the Services that are not proprietary to Licensor.

“Warranty Period” means thirty (30) days from the date of Acceptance.

2.Services.

2.1Services. Subject to and conditioned on Licensee's and its Authorized Users' compliance with the terms and conditions of this Agreement, during the Term, Licensor shall use commercially reasonable efforts to provide to Licensee and its Authorized Users the software and services described in the attached Schedule A and this Agreement (collectively, the “Services”) in accordance with the terms and conditions hereof, including to host, manage, operate and maintain the Service Software for remote electronic access and use by Licensee and its Authorized Users (“Hosted Services”) on an ongoing basis, except for:

(a)Scheduled Downtime in accordance with Section 5.2;

(b)Service downtime or degradation due to a Force Majeure Event;

(c)Any other circumstances beyond Licensor's reasonable control, including Licensee's or any Authorized User's use of Third Party Materials, misuse of the Hosted Services, or use of the Services other than in compliance with the express terms of this Agreement; and

(d)Any suspension or termination of Licensee's or any Authorized Users' access to or use of the Hosted Services as permitted by this Agreement.

2.2Service and System Control. Except as otherwise expressly provided in this Agreement, as between the parties:

(a)Licensor has and will retain sole control over the operation, provision, maintenance and management of the Services and Licensor Materials, including the: (i) Licensor Systems; (ii) selection, deployment, modification and replacement of the Service Software; and (iv) performance of Service maintenance, upgrades, corrections and repairs; and

(b)Licensee has and will retain sole control over the operation, maintenance and management of, and all access to and use of, the Licensee Systems, and sole responsibility for all access to and use of the Services and Licensor Materials by any Person by or through the Licensee Systems or any other means controlled by Licensee or any Authorized User, including any information, instructions or materials provided by any of them to the Services or Licensor.

2.3Service Management. Each party shall, throughout the Term, maintain within its organization a service manager to serve as such party's primary point of contact for day-to-day communications, consultation and decision-making regarding the Services. Each party shall ensure its service manager has the requisite organizational authority, skill, experience and other qualifications to perform in such capacity. If either party's service manager ceases to be employed by such party or such party otherwise wishes to replace its service manager, such party shall promptly name a new service manager by written notice to the other party.

2.4Changes. Licensor reserves the right, in its sole discretion, to make any changes to the Services and Licensor Materials that it deems necessary or useful to: (a) maintain or enhance (i) the quality or delivery of Licensor's services to its customers, (ii) the competitive strength of or market for Licensor's services or (iii) the Services' cost efficiency or performance; or (b) to comply with applicable Law.

2.5Subcontractors. Licensor may from time to time in its discretion engage third parties to perform Services (each, a “Subcontractor”).

2.6Suspension or Termination of Services. Licensor may, directly or indirectly, and by use of a Licensor Disabling Device or any other lawful means, suspend, terminate or otherwise deny Licensee's, any Authorized User's or any other Person's access to or use of all or any part of the Services or Licensor Materials, without incurring any resulting obligation or liability, if: (a) Licensor receives a judicial or other governmental demand or order, subpoena or law enforcement request that expressly or by reasonable implication requires Licensor to do so; or (b) Licensor believes, in its sole discretion, that: (i) Licensee or any Authorized User has failed to comply with, any term of this Agreement, or accessed or used the Services beyond the scope of the rights granted or for a purpose not authorized under this Agreement; (ii) Licensee or any Authorized User is, has been, or is likely to be involved in any fraudulent, misleading or unlawful activities; or (iii) this Agreement expires or is terminated. This Section 2.6 does not limit any of Licensor's other rights or remedies, whether at law, in equity or under this Agreement.

3.Authorization and Licensee Restrictions.

3.1Authorization. Subject to and conditioned on Licensee's payment of the Fees and compliance and performance in accordance with all other terms and conditions of this Agreement, Licensor hereby authorizes Licensee to access and use, subject to the terms and conditions herein and during the Term, the Services and such Licensor Materials as Licensor may supply or make available to Licensee solely for the use by and through Authorized Users (i.e., Licensee’s clients) in accordance with the conditions and limitations set forth in this Agreement and Licensor's Terms of Use. This authorization is non-exclusive and other than as may be expressly set forth in Section 16.7, non-transferable.

3.2Reservation of Rights. Nothing in this Agreement grants any right, title or interest in or to (including any license under) any Intellectual Property Rights in or relating to, the Services, Licensor Materials or Third Party Materials, whether expressly, by implication, estoppel or otherwise. All right, title and interest in and to the Services, the Licensor Materials and the Third Party Materials are and will remain with Licensor and the respective rights holders in the Third Party Materials. Notwithstanding the foregoing, certain software code and components of the hardware and software that are used by the Licensor to provide the Software and Services may be subject to separate license agreements and terms of use established by the owner of such code or components. The proprietary rights of the Licensor apply only to the Software, Services, Processes, Documentation, and Specifications developed or owned by the Licensor, and are not intended to extend to any property used pursuant to one or more separate licensing agreements.

3.3Authorization Limitations and Restrictions. Licensee shall not, and shall not permit any other Person to, access or use the Services or Licensor Materials except as expressly permitted by this Agreement and, in the case of Third-Party Materials, the applicable third-party license agreement. For purposes of clarity and without limiting the generality of the foregoing, Licensee shall not, except as this Agreement expressly permits:

(a)modify or create derivative works or improvements of the Services or Licensor Materials;

(b)copy the Software and Documentation, unless for archival or backup purposes only.  In such case, all titles, trademarks, and copyright, proprietary and restricted rights notices shall be reproduced in all such copies, and all copies shall be subject to the terms of this Agreement;

(c)rent, lease, lend, sell, sublicense, assign, distribute, publish, transfer or otherwise make available any Services or Licensor Materials to any Person, including on or in connection with the internet or any time-sharing, service bureau, software as a service, cloud or other technology or service;

(d)reverse engineer, disassemble, decompile, decode, adapt or otherwise attempt to derive or gain access to the source code of the Services or Licensor Materials, in whole or in part;

(e)bypass or breach any security device or protection used by the Services or Licensor Materials or access or use the Services or Licensor Materials other than by an Authorized User through the use of his or her own then valid Access Credentials;

(f)input, upload, transmit or otherwise provide to or through the Services or Licensor Systems, any information or materials that are unlawful or injurious, or contain, transmit or activate any Harmful Code;

(g)damage, destroy, disrupt, disable, impair, interfere with or otherwise impede or harm in any manner the Services, Licensor Systems or Licensor's provision of services to any third party, in whole or in part;

(h)remove, delete, alter or obscure any trademarks, Documentation, warranties or disclaimers, or any copyright, trademark, patent or other intellectual property or proprietary rights notices from any Services or Licensor Materials, including any copy thereof;

(i)access or use the Services or Licensor Materials in any manner or for any purpose that infringes, misappropriates or otherwise violates any Intellectual Property Right or other right of any third party (including by any unauthorized access to, misappropriation, use, alteration, destruction or disclosure of the data of any other Licensor customer), or that violates any applicable Law;

(j)take any action which might lead a third party (including an Authorized User) to conclude that the Services involve the provision of investment advice or recommendations;

(k)access or use the Services or Licensor Materials for purposes of competitive analysis of the Services or Licensor Materials, the development, provision or use of a competing software service or product or any other purpose that is to the Licensor's detriment or commercial disadvantage; or

(l)otherwise access or use the Services or Licensor Materials beyond the scope of the authorization granted under Section 3.1.

4.Licensee Obligations.

4.1Licensee Systems and Cooperation.  Licensee shall at all times during the Term: (a) set up, maintain and operate in good repair all Licensee Systems on or through which the Services are accessed or used; and (b) provide all cooperation and assistance as Licensor may reasonably request to enable Licensor to exercise its rights and perform its obligations under and in connection with this Agreement.

4.2Effect of Licensee Failure or Delay. Licensor is not responsible or liable for any delay or failure of performance caused in whole or in part by Licensee's delay in performing, or failure to perform, any of its obligations under this Agreement (each, a “Licensee Failure”).

4.3Corrective Action and Notice. If Licensee becomes aware of any actual or threatened activity prohibited by Section 3.3, Licensee shall, and shall cause its Authorized Users to, immediately: (a) take all reasonable and lawful measures within their respective control that are necessary to stop the activity or threatened activity and to mitigate its effects (including, where applicable, by discontinuing and preventing any unauthorized access to the Services and Licensor Materials and permanently erasing from their systems and destroying any data to which any of them have gained unauthorized access); and (b) notify Licensor of any such actual or threatened activity.

5.Service Levels.

5.1Service Levels. Subject to the terms and conditions of this Agreement, Licensor will use commercially reasonable efforts to make the Hosted Services available for access and use by Licensee and its Authorized Users over the Internet at least ninety-nine (99%) of the time as measured over the course of each calendar month during the Term excluding unavailability due, in whole or in part, to any: (a) act or omission by Licensee or any Authorized User/access to or use of the Hosted Services by Licensee or any Authorized User, or using Licensee's or an Authorized User's Access Credentials, that does not strictly comply with this Agreement; (b) Licensee Failure; (c) Licensee’s or its Authorized User's Internet connectivity; (d) Force Majeure Event; (e) failure, interruption, outage or other problem with any software, hardware, system, network, facility or other matter not supplied by Licensor pursuant to this Agreement; (f) Scheduled Downtime; or (g) disabling, suspension or termination of the Services pursuant to Section 2.6.  Service levels cannot be guaranteed and Licensor shall not be liable to Licensee or Authorized Users in the event the Hosted Services are unavailable.

5.2Scheduled Downtime. Licensor will use commercially reasonable efforts to (a) schedule downtime for routine maintenance of the Hosted Services between the hours of 12:00 a.m. and 6:00 a.m., Eastern Standard Time; and (b) give Licensee at least 24 hours prior notice of all scheduled outages of the Hosted Services (“Scheduled Downtime”).

6.Data Backup. Licensor will use commercially reasonable efforts to maintain regular data backups of Licensee Data, provided however, that LICENSOR HAS NO OBLIGATION OR LIABILITY FOR ANY LOSS, ALTERATION, DESTRUCTION, DAMAGE, CORRUPTION OR RECOVERY OF LICENSEE DATA.

7.Security.

7.1Licensor Systems and Security Obligations. Licensor will employ security measures in accordance with Licensor's data privacy and security policy as amended from time to time (“Privacy and Security Policy”).

7.2Prohibited Data. Licensee acknowledges that the Services are not designed with security and access management for Processing the following categories of information: (a) data that is classified and or used on the U.S. Munitions list, including software and technical data; (b) articles, services and related technical data designated as defense articles or defense services; and (c) ITAR (International Traffic in Arms Regulations) related data, (each of the foregoing, “Prohibited Data”). Licensee shall not, and shall not permit any Authorized User or other Person to, provide any Prohibited Data to, or Process any Prohibited Data through, the Services, the Licensor Systems or any Licensor Personnel. Licensee is solely responsible for reviewing all Licensee Data and shall ensure that no Licensee Data constitutes or contains any Prohibited Data.

7.3Licensee Control and Responsibility. Licensee has and will retain sole responsibility for: (all Licensee Data (excluding data transmitted directly into the Licensor Systems by an Authorized User unaffiliated with Licensee), including its content and use, except as set forth in Licensor's Privacy Policy;  (b) all information, instructions and materials provided by or on behalf of Licensee or any Authorized User in connection with the Services; (c) Licensee's information technology infrastructure, including computers, software, databases, electronic systems (including database management systems) and networks, whether operated directly by Licensee or through the use of third-party services (“Licensee Systems”); (d) the security and use of Licensee's and its Authorized Users' Access Credentials; and (e) all access to and use of the Services and Licensor Materials directly or indirectly by or through the Licensee Systems or its or its Authorized Users' Access Credentials, with or without Licensee’s knowledge or consent, including all results obtained from, and all conclusions, decisions and actions based on, such access or use.

7.4Access and Security. Licensee shall employ all physical, administrative and technical controls, screening and security procedures and other safeguards necessary to: (a) securely administer the distribution and use of all Access Credentials and protect against any unauthorized access to or use of the Hosted Services; and (b) control the content and use of Licensee Data, including the uploading or other provision of Licensee Data for Processing by the Hosted Services.

8.Fees; Payment Terms.

8.1Fees. Licensee shall pay Licensor the fees set forth in Schedule B and Schedule C (“Fees) in accordance with this Section 8.

8.2Fee Increases. Subject to the limitations set forth in Schedule B, Licensor may increase Fees by providing written notice to Licensee at least 60 calendar days prior to the effective date of the Fee increase, and Schedule B will be deemed amended accordingly.  Such fee increases are subject to a cap of $100,000 for each offering where North Capital Private Securities Corporation (“NCPS”) is acting as the broker-of-record. Licensee may terminate this Agreement effective as of the date of the Fee increase upon providing written notice to Licensor within 30 days of receipt of the notice of Fee increase.

8.3Taxes. All Fees and other amounts payable by Licensee under this Agreement are exclusive of taxes and similar assessments. Licensee is responsible for all sales, use and excise taxes, and any other similar taxes, duties and charges of any kind imposed by any federal, state or local governmental or regulatory authority on any amounts payable by Licensee hereunder, other than any taxes levied or imposed on Licensor's income.

8.4Payment. Licensee Fees will be invoiced monthly by the 5th of the month and will be charged to the credit card or by ACH debit to the account specified on Exhibit A on the 15th of each month..

8.5Late Payment. If Licensee fails to make any payment when due then, in addition to all other remedies that may be available:

(a)Licensee shall reimburse Licensor for all costs incurred by Licensor in collecting any late payments or interest, including attorneys' fees, court costs and collection agency fees; and

(b)if such failure continues for 10 days following written notice thereof, Licensor may suspend performance of the Services until all past due amounts and interest thereon have been paid, without incurring any obligation or liability to Licensee or any other Person by reason of such suspension.

8.6No Deductions or Setoffs. All amounts payable to Licensor under this Agreement shall be paid by Licensee to Licensor in full without any setoff, recoupment, counterclaim, deduction, debit or withholding for any reason (other than any deduction or withholding of tax as may be required by applicable Law).

9.Intellectual Property Rights.

9.1Services and Licensor Materials. All right, title and interest in and to the Software, Services, Processes, Specifications and Licensor Materials, including all Intellectual Property Rights therein (such as copyright, patent, trade, secret and all other of whatever nature), are and will remain with Licensor and the respective rights holders in the Third-Party Materials. Licensee has no right, license or authorization with respect to any of the Services or Licensor Materials (including Third-Party Materials) except as expressly set forth in Section 3.1 or the applicable third-party license, in each case subject to Section 3.3 All other rights in and to the Services and Licensor Materials (including Third-Party Materials) are expressly reserved by Licensor and the respective third-party licensors.

9.2Consent to Use Licensee Data. Licensee hereby irrevocably grants all such rights and permissions in or relating to Licensee Data: (a) to Licensor, its Subcontractors and the Licensor Personnel as are necessary or useful to perform the Services; and (b) to Licensor as are necessary or useful to enforce this Agreement and exercise its rights and perform its hereunder.

10.Confidentiality.

10.1Confidential Information. In connection with this Agreement each party (as the “Disclosing Party”) may disclose or make available Confidential Information to the other party (as the “Receiving Party”). Subject to Section 10.2, “Confidential Information” means information in any form or medium (whether oral, written, electronic or other) that the Disclosing Party considers confidential or proprietary, including information consisting of or relating to the Disclosing Party’s technology, trade secrets, know-how, business operations, plans, strategies, customers, and pricing, and information with respect to which the Disclosing Party has contractual or other confidentiality obligations, in each case whether or not marked, designated or otherwise identified as “confidential”. Without limiting the foregoing: all Licensor Materials are the Confidential Information of Licensor and the terms of this Agreement are the Confidential Information of Licensor.

10.2Exclusions. Confidential Information does not include information that the Receiving Party can demonstrate by written or other documentary records: (a) was rightfully known to the Receiving Party without restriction on use or disclosure prior to such information's being disclosed or made available to the Receiving Party in connection with this Agreement; (b) was or becomes generally known by the public other than by the Receiving Party's or any of its Representatives' noncompliance with this Agreement; (c) was or is received by the Receiving Party on a non-confidential basis from a third party that was not or is not, at the time of such receipt, under any obligation to maintain its confidentiality; or (d) the Receiving Party can demonstrate by written or other documentary records was or is independently developed by the Receiving Party without reference to or use of any Confidential Information.

10.3Protection of Confidential Information. As a condition to being provided with any disclosure of or access to Confidential Information, the Receiving Party shall:

(a)not access or use Confidential Information other than as necessary to exercise its rights or perform its obligations under and in accordance with this Agreement;

(b)except as may be permitted by and subject to its compliance with Section 10.4, not reveal, disclose or permit access to Confidential Information other than to its Representatives who: (i) need to know such Confidential Information for purposes of the Receiving Party's exercise of its rights or performance of its obligations under and in accordance with this Agreement; (ii) have been informed of the confidential nature of the Confidential Information and the Receiving Party's obligations under this Section 10.3; and (iii) are bound by confidentiality and restricted use obligations at least as protective of the Confidential Information as the terms set forth in this Section 10.3;

(c)safeguard and protect the Confidential Information from theft, piracy or unauthorized use, access or disclosure using at least the degree of care it uses to protect its similarly sensitive information and in no event less than a reasonable degree of care; and

(d)ensure its Representatives' compliance with, and be responsible and liable for any of its Representatives' non-compliance with, the terms of this Section 10.

(e)notify Disclosing Party immediately upon discovery of any prohibited use or disclosure of the Confidential Information, or any other breach of these confidentiality obligations by Receiving Party, and shall fully cooperate with Disclosing Party to help Disclosing Party regain possession of the Confidential Information and prevent the further prohibited use or disclosure of the Confidential Information.

10.4Compelled Disclosures. If the Receiving Party or any of its Representatives is compelled by applicable Law to disclose any Confidential Information then, to the extent permitted by applicable Law, the Receiving Party shall: (a) promptly, and prior to such disclosure, notify the Disclosing Party in writing of such requirement so that the Disclosing Party can seek a protective order or other remedy or waive its rights under Section 10.3; and (b) provide reasonable assistance to the Disclosing Party in opposing such disclosure or seeking a protective order or other limitations on disclosure. If the Disclosing Party waives compliance or, after providing the notice and assistance required under this Section 10.4, the Receiving Party remains required by Law to disclose any Confidential Information, the Receiving Party shall disclose only that portion of the Confidential Information that the Receiving Party is legally required to disclose and, on the Disclosing Party's request, shall use commercially reasonable efforts to obtain assurances from the applicable court or other presiding authority that such Confidential Information will be afforded confidential treatment.

11.Term and Termination .

11.1Initial Term. The initial term of this Agreement commences as of the Effective Date and, unless terminated earlier pursuant any of the Agreement's express provisions, will continue in effect for one (1) year (the “Initial Term”).

11.2Renewal. This Agreement will automatically renew for additional successive one-year terms unless earlier terminated pursuant to this Agreement's express provisions or either party gives the other party written notice of non-renewal at least ninety (90) days prior to the expiration of the then-current term (each a “Renewal Term” and, collectively with the Initial Term, the “Term”).

11.3Termination. In addition to any other express termination right set forth elsewhere in this Agreement:

(a)Licensor may terminate this Agreement, effective on written notice to Licensee, if Licensee: (i) fails to pay any amount when due hereunder, and such failure continues more than 30 days after Licensor's delivery of written notice thereof; or (ii) breaches any of its obligations under Section 3.3 (Use Limitations and Restrictions), Section 7.2 (Prohibited Data) or Section 10 (Confidentiality).  Either party  may terminate this Agreement upon 90 days written notice to the other for any commercial or business reason.

(b)Either party may terminate this Agreement, effective on written notice to the other party, if the other party materially breaches this Agreement, and such breach: (i) is incapable of cure within three business days of Licensor’s notice to Licensee of the breach and Licensor’s intent to terminate the License; or (ii) being capable of cure, remains uncured thirty (30) days after the non-breaching party provides the breaching party with written notice of such breach; and

(c)Either party may terminate this Agreement, effective immediately upon written notice to the other party, if the other party: (i) becomes insolvent or is generally unable to pay, or fails to pay, its debts as they become due; (ii) files or has filed against it, a petition for voluntary or involuntary bankruptcy or otherwise becomes subject, voluntarily or involuntarily, to any proceeding under any domestic or foreign bankruptcy or insolvency Law; (iii) makes or seeks to make a general assignment for the benefit of its creditors; or (iv) applies for or has appointed a receiver, trustee, custodian or similar agent appointed by order of any court of competent jurisdiction to take charge of or sell any material portion of its property or business.

11.4Effect of Expiration or Termination. Upon any expiration or termination of this Agreement, except as expressly otherwise provided in this Agreement:

(a)all rights, licenses, consents and authorizations granted by either party to the other hereunder will immediately terminate;

(b)Licensor shall promptly cease all use of any Licensee Data or Licensee's Confidential Information and erase all Licensee Data and Licensee's Confidential Information from all systems Licensor directly or indirectly controls, provided that, (i) for clarity, Licensor's obligations under this Section 11.4(b) do not apply to any Resultant Data, and (ii) Licensor may retain Licensee Data or Licensee Confidential Information in its regular backup or archived files, or as required by law;

(c)Licensee shall promptly cease all use of any Services or Licensor Materials and (i) promptly return to Licensor, or at Licensor's written request destroy, all documents and tangible materials containing, reflecting, incorporating or based on any Licensor Materials or Licensor's Confidential Information; and (ii) permanently erase all Licensor Materials and Licensor's Confidential Information from all systems Licensee directly or indirectly controls, provided that Licensee may retain Licensor Materials or Licensor's Confidential Information in its regular backup or archived files, or as required by law.  Licensor shall be entitled to enter the Licensee’s

Location(s) to repossess and remove the Software, Documentation, and any other Confidential Information. Licensee shall, within thirty (30) days from the effective date of the termination, certify in writing by an officer or director of the party that all copies of the Software and Documentation have been returned, deleted and destroyed.

(d)notwithstanding anything to the contrary in this Agreement, with respect to information and materials then in its possession or control: (i) the Receiving Party may retain the Disclosing Party's Confidential Information in its then current state and solely to the extent and for so long as required by applicable Law; (ii) Licensor may also retain Licensee Data in its backups, archives and disaster recovery systems until such Licensee Data is deleted in the ordinary course; and (iii) all information and materials described in this Section 11.4(c) will remain subject to all confidentiality, security and other applicable requirements of this Agreement;

(e)Licensor may disable all Licensee and Authorized User access to the Hosted Services and Licensor Materials;

(f)if Licensee terminates this Agreement pursuant to Section 11.3(b), Licensee will be relieved of any obligation to pay any Fees attributable to the period after the effective date of such termination and Licensor will refund to Licensee Fees paid in advance for Services that Licensor has not performed as of the effective date of termination; and

(g)if Licensor terminates this Agreement pursuant to Section 11.3(a) or Section 11.3(b), all Fees that would have become payable had the Agreement remained in effect until expiration of the Term will become immediately due and payable, and Licensee shall pay such Fees, together with all previously-accrued but not yet paid Fees, on receipt of Licensor's invoice therefor.

11.5Surviving Terms. The provisions set forth in the following sections, and any other right or obligation of the parties in this Agreement that, by its nature, should survive termination or expiration of this Agreement, will survive any expiration or termination of this Agreement: Section 3.3, Section 10, Section 11.4, this Section 11.5, Section 12, Section 13, Section 14 and Section 16.

12.Representations and Warranties.

12.1Mutual Representations and Warranties. Each party represents and warrants to the other party that:

(a)it is duly organized, validly existing and in good standing as a corporation or other entity under the Laws of the jurisdiction of its incorporation or other organization;

(b)it has the full right, power and authority to enter into and perform its obligations and grant the rights, licenses, consents and authorizations it grants or is required to grant under this Agreement;

(c)the execution of this Agreement by its representative whose signature is set forth at the end of this Agreement has been duly authorized by all necessary corporate or organizational action of such party; and

(d)when executed and delivered by both parties, this Agreement will constitute the legal, valid and binding obligation of such party, enforceable against such party in accordance with its terms.

12.2Additional Licensor Representations, Warranties and Covenants. Licensor represents, warrants and covenants to Licensee that Licensor will perform the Services using personnel of required skill, experience and qualifications and in a professional and workmanlike manner in accordance with generally recognized industry standards for similar services and will devote adequate resources to meet its obligations under this Agreement. Licensor also represents to Licensee that (1) during the term of the Agreement, the Software shall operate without any material Errors; and (2) upon notification to Licensor during the Warranty Period of any Errors, the Licensor’s sole liability, and Licensee’s sole remedy, will be Licensor’s use of reasonable efforts during its normal business hours and at no cost to Licensee to correct such Errors which are verifiable and reproducible by Licensor, excluding any Errors caused by uses of the Software and Services which were not in accordance with the Specifications. Alternatively, in Licensor’s sole discretion, the Licensor may refund the portion of the prepaid Price applicable to the portion of the Software that is defective.

12.3Additional Licensee Representations, Warranties and Covenants. Licensee represents, warrants and covenants to Licensor that Licensee owns or otherwise has and will have the necessary rights and consents in and relating to the Licensee Data so that, as received by Licensor and Processed in accordance with this Agreement, they do not and will not infringe, misappropriate or otherwise violate any Intellectual Property Rights, or any privacy or other rights of any third party or violate any applicable Law.  Licensee acknowledges and agrees that the Services provided by Licensor under this Agreement are administrative and technological in nature and that Licensor is not providing investment advice, or otherwise acting in an investment advisory capacity, to Licensee or any Authorized User(s).

12.4DISCLAIMER OF WARRANTIES. EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN SECTION 12.1, SECTION 12.2 AND SECTION 12.3, ALL SERVICES AND LICENSOR MATERIALS ARE PROVIDED “AS IS” AND LICENSOR HEREBY DISCLAIMS ALL WARRANTIES, WHETHER EXPRESS, IMPLIED, STATUTORY OR OTHER, AND LICENSOR SPECIFICALLY DISCLAIMS ALL IMPLIED WARRANTIES OF MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE, TITLE AND NON-INFRINGEMENT, AND ALL WARRANTIES ARISING FROM COURSE OF DEALING, USAGE OR TRADE PRACTICE. LICENSOR DOES NOT PROVIDE ANY INVESTMENT ADVISORY SERVICE, DUE DILIGENCE, BROKERAGE, FINANCIAL MANAGEMENT, TAX, ACCOUNTING OR ANY OTHER PROFESSIONAL SERVICE, AND ANY ADVICE OR OTHER INFORMATION OBTAINED THROUGH LICENSOR’S PRODUCTS AND SERVICES WILL BE USED BY LICENSEE AND ITS AUTHORIZED USERS SOLELY AT THEIR OWN RISK. WITHOUT LIMITING THE FOREGOING, LICENSOR MAKES NO WARRANTY OF ANY KIND THAT THE SERVICES OR LICENSOR MATERIALS, OR ANY PRODUCTS OR RESULTS OF THE USE THEREOF, WILL MEET LICENSEE'S OR ANY OTHER PERSON'S REQUIREMENTS, OPERATE WITHOUT INTERRUPTION, ACHIEVE ANY INTENDED RESULT, BE COMPATIBLE OR WORK WITH ANY SOFTWARE, SYSTEM OR OTHER SERVICES, OR BE SECURE, ACCURATE, COMPLETE, FREE OF HARMFUL CODE OR ERROR FREE. ALL THIRD-PARTY MATERIALS ARE PROVIDED “AS IS” AND ANY REPRESENTATION OR WARRANTY OF OR CONCERNING ANY THIRD PARTY MATERIALS IS STRICTLY BETWEEN LICENSEE AND THE THIRD-PARTY OWNER OR DISTRIBUTOR OF THE THIRD-PARTY MATERIALS.

13.Indemnification.

13.1Licensor Indemnification. Licensor shall indemnify, defend and hold harmless Licensee from and against any and all Losses incurred by such Licensee arising out of or relating to any claim, suit, action or proceeding (each, an “Action”) by a third party (other than an Affiliate of Licensee) to the extent that such Losses arise from any allegation in such Action that Licensee's or an Authorized User's use of the Services (excluding Licensee Data and Third Party Materials) in compliance with this Agreement infringes a U.S. Intellectual Property Right. The foregoing obligation does not apply to any Action or Losses arising out of or relating to any:

(a)access to or use of the Services or Licensor Materials in combination with any hardware, system, software, network or other materials or service not provided or authorized in writing by Licensor;

(b)modification of the Services or Licensor Materials other than: (i) by or on behalf of Licensor; or (ii) with Licensor's written approval in accordance with Licensor's written specification;

(c)failure to timely implement any modifications, upgrades, replacements or enhancements made available to Licensee by or on behalf of Licensor; or

(d)act, omission or other matter described in Section 13.2(a), Section 13.2(c), Section 13.2(d) or Section 13.2(f), whether or not the same results in any Action against or Losses by any Licensor Indemnitee.

13.2Licensee Indemnification. Licensee shall indemnify, defend and hold harmless Licensor and its Subcontractors and Affiliates, and each of its and their respective officers, directors, employees, agents, successors and assigns (each, a “Licensor Indemnitee”) from and against any and all Losses incurred by such Licensor Indemnitee in connection with any Action by a third party (other than an Affiliate of a Licensor Indemnitee) that arises out of or relates to any:

(a)Licensee Data, including any Processing of Licensee Data by or on behalf of Licensor in accordance with this Agreement;

(b)securities offering facilitated by the Licensee or its representatives, including any and all data and documentation related to such offering, the due diligence related to such offering, and/or the determination of suitability or qualification of a prospective investor for an offering,

(c)any other materials or information (including any documents, data, specifications, software, content or technology) provided by or on behalf of Licensee or any Authorized User, including Licensor's compliance with any specifications or directions provided by or on behalf of Licensee or any Authorized User to the extent prepared without any contribution by Licensor;

(d)brokerage services or investment advice; recommendations regarding any particular investment, security or course of action; offers to invest or to provide financial analysis or management services; or similar advice, offers or guidance to Authorized Users, which shall remain the sole responsibility of Licensee;

(e)allegation of facts that, if true, would constitute Licensee's breach of any of its representations, warranties, covenants or obligations under this Agreement; or

(f)negligence or more culpable act or omission (including recklessness or willful misconduct) by Licensee, any Authorized User, or any third party on behalf of Licensee or any Authorized User, in connection with this Agreement.

(g)any claim related to or arising out of a financial transaction brought by any third party based on the use of the Software;

13.3Indemnification Procedure. Each party shall promptly notify the other party in writing of any Action for which such party believes it is entitled to be indemnified pursuant to Section 13.1 or Section 13.2, as the case may be. The party seeking indemnification (the “Indemnitee”) shall cooperate with the other party (the “Indemnitor”) at the Indemnitor's sole cost and expense. The Indemnitor shall immediately take control of the defense and investigation of such Action and shall employ counsel reasonably acceptable to the Indemnitee to handle and defend the same, at the Indemnitor's sole cost and expense. The Indemnitee's failure to perform any obligations under this Section 13.3 will not relieve the Indemnitor of its obligations under this Section 13 except to the extent that the Indemnitor can demonstrate that it has been materially prejudiced as a result of such failure. The Indemnitee may participate in and observe the proceedings at its own cost and expense with counsel of its own choosing.

13.4Mitigation. If any of the Services or Licensor Materials are, or in Licensor's opinion are likely to be, claimed to infringe, misappropriate or otherwise violate any third-party Intellectual Property Right, or if Licensee's or any Authorized User's use of the Services or Licensor Materials is enjoined or threatened to be enjoined, Licensor may, at its option and sole cost and expense:

(a)obtain the right for Licensee to continue to use the Services and Licensor Materials materially as contemplated by this Agreement;

(b)modify or replace the Services and Licensor Materials, in whole or in part, to seek to make the Services and Licensor Materials (as so modified or replaced) non-infringing, while providing substantially equivalent features and functionality, in which case such modifications or replacements will constitute Services and Licensor Materials, as applicable, under this Agreement; or

(c)by written notice to Licensee, terminate this Agreement and require Licensee to immediately cease any use of and destroy or return  all copies of the Software, Services and Licensor Materials in its possession or under its control.

THIS SECTION 13 SETS FORTH LICENSEE'S SOLE REMEDIES AND LICENSOR'S SOLE LIABILITY AND OBLIGATION FOR ANY ACTUAL, THREATENED OR ALLEGED CLAIMS THAT THIS AGREEMENT OR ANY SUBJECT MATTER HEREOF (INCLUDING THE SERVICES AND LICENSOR MATERIALS) INFRINGES, MISAPPROPRIATES OR OTHERWISE VIOLATES ANY THIRD PARTY INTELLECTUAL PROPERTY RIGHT.

14.Limitations of Liability.

14.1EXCLUSION OF DAMAGES. LICENSOR AND ITS LICENSORS, SERVICE LICENSORS AND SUPPLIERS SHALL NOT BE LIABLE UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER UNDER ANY LEGAL OR EQUITABLE THEORY, INCLUDING BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY, BREACH OF WARRANTY, MISREPRESENTATIONS AND OTHERWISE, FOR ANY: (a) LOSS OF PRODUCTION, USE, BUSINESS, REVENUE OR PROFIT OR DIMINUTION IN VALUE; (b) IMPAIRMENT, INABILITY TO USE OR LOSS, INTERRUPTION OR DELAY OF THE SERVICES, (c) LOSS, DAMAGE, CORRUPTION OR RECOVERY OF DATA, OR BREACH OF DATA OR SYSTEM SECURITY, OR (d) CONSEQUENTIAL, INCIDENTAL, INDIRECT, EXEMPLARY, SPECIAL, ENHANCED OR PUNITIVE DAMAGES, REGARDLESS OF WHETHER SUCH PERSONS WERE ADVISED OF THE POSSIBILITY OF SUCH LOSSES OR DAMAGES OR SUCH LOSSES OR DAMAGES WERE OTHERWISE FORESEEABLE, AND NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE. BOTH PARTIES UNDERSTAND AND AGREE THAT THE REMEDIES AND LIMITATIONS HEREIN ALLOCATE THE RISKS OF PRODUCT AND SERVICE NONCONFORMITY BETWEEN THE PARTIES AS AUTHORIZED BY APPLICABLE LAWS. THE FEES HEREIN REFLECT, AND ARE SET IN RELIANCE UPON, THIS ALLOCATION OF RISK AND THE EXCLUSION OF CONSEQUENTIAL DAMAGES SET FORTH IN THIS AGREEMENT.

14.2CAP ON MONETARY LIABILITY. IN ANY EVENT, THE COLLECTIVE AGGREGATE LIABILITY OF LICENSOR UNDER OR IN CONNECTION WITH THIS AGREEMENT OR ITS SUBJECT MATTER, UNDER ANY LEGAL OR EQUITABLE THEORY, INCLUDING BREACH OF CONTRACT, TORT (INCLUDING NEGLIGENCE), STRICT LIABILITY AND OTHERWISE, SHALL BE LIMITED TO THE LESSER OF THE AMOUNT PAID TO LICENSOR BY LICENSEE UNDER THIS AGREEMENT OR $10,000. THE FOREGOING LIMITATION APPLIES NOTWITHSTANDING THE FAILURE OF ANY AGREED OR OTHER REMEDY OF ITS ESSENTIAL PURPOSE.

15.Force Majeure.

15.1No Breach or Default. In no event will either party be liable or responsible to the other party, or be deemed to have defaulted under or breached this Agreement, for any failure or delay in fulfilling or performing any term of this Agreement (except for any payment obligation) when and to the extent such failure or delay is caused by any circumstances beyond such party's reasonable control (a “Force Majeure Event”), including acts of God, flood, fire, earthquake or explosion, war, terrorism, invasion, riot or other civil unrest, embargoes or blockades in effect on or after the date of this Agreement, national or regional emergency, strikes, labor stoppages or slowdowns or other industrial disturbances, passage of Law or any action taken by a governmental or public authority, including imposing an embargo, export or import restriction, quota or other restriction or prohibition or any complete or partial government shutdown, or national or regional shortage of adequate power or telecommunications or transportation. Either party may terminate this Agreement if a Force Majeure Event continues substantially uninterrupted for a period of 30 days or more.

15.2Affected Party Obligations. In the event of any failure or delay caused by a Force Majeure Event, the affected party shall give prompt written notice to the other party stating the period of time the occurrence is expected to continue and use commercially reasonable efforts to end the failure or delay and minimize the effects of such Force Majeure Event.

16.Miscellaneous.

16.1Further Assurances. Upon a party's reasonable request, the other party shall, at the requesting party's sole cost and expense, execute and deliver all such documents and instruments, and take all such further actions, necessary to give full effect to this Agreement.

16.2Relationship of the Parties. The relationship between the parties is that of independent contractors. Nothing contained in this Agreement shall be construed as creating any agency, partnership, joint venture or other form of joint enterprise, employment or fiduciary relationship between the parties, and neither party shall have authority to contract for or bind the other party in any manner whatsoever.

16.3Public Announcements. Neither party shall issue or release any announcement, statement, press release or other publicity or marketing materials relating to this Agreement or otherwise use the other party's trademarks, service marks, trade names, logos, domain names or other indicia of source, affiliation or sponsorship, in each case, without the prior written consent of the other party, which consent shall not be unreasonably withheld, conditioned or delayed, provided, however, that Licensor may, without Licensee's consent, include Licensee's name and logo in its lists of Licensor's current or former customers in promotional and marketing materials.

16.4Notices. Unless otherwise agreed to by the parties, all notices, requests, consents, claims, demands, waivers and other communications under this Agreement have binding legal effect only if in writing and addressed to a party as follows (or to such other address or such other person that such party may designate from time to time in accordance with this Section 16.4):

If to Licensor:	Attn: James Dowd North Capital Investment Technology, Inc. 2825 E Cottonwood Parkway, Suite 500 Salt Lake City, UT 84121

If to Licensee:	Attn: _____________________________ __________________________________ __________________________________ __________________________________

Notices sent in accordance with this Section 16.4 will be deemed effectively given: (a) when received, if delivered by hand, with signed confirmation of receipt; (b) when received, if sent by a nationally recognized overnight courier, signature required; (c) when sent, if by facsimile, with confirmation of transmission, if sent during the addressee's normal business hours, and on the next business day, if sent after the addressee's normal business hours; and (d) on the third day after the date mailed by certified or registered mail, return receipt requested, postage prepaid.

16.5Interpretation. The parties intend this Agreement to be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting an instrument or causing any instrument to be drafted. Further, the headings used in this agreement are for convenience only and are not intended to be used as an aid to interpretation.

16.6Entire Agreement. This Agreement, together with its Schedules and any other documents incorporated herein by reference, constitutes the sole and entire agreement between the parties with respect to the subject matter of this Agreement and supersedes and merges all prior and contemporaneous proposals, understandings, agreements, representations and warranties, both written and oral, between the parties relating to such subject matter. In the event of any inconsistency between this Agreement and its Schedules, the terms and conditions of this Agreement shall govern.

16.7Assignment. Licensee shall not assign or otherwise transfer any of its rights, or delegate or otherwise transfer any of its obligations or performance, under this Agreement, in each case whether voluntarily, involuntarily, by operation of law or otherwise, without Licensor's prior written consent. No delegation or other transfer will relieve Licensee of any of its obligations or performance under this Agreement. Any purported assignment, delegation or transfer in violation of this Section 16.7 is void. This Agreement is binding upon and inures to the benefit of the parties hereto and their respective permitted successors and assigns.

16.8Non-Solicitation.

(a)Licensor shall not, without the prior written consent of Licensee, knowingly or intentionally solicit any of Licensee’s Authorized Users, provided, however, that this clause shall not prohibit Licensor from (a) accepting unsolicited business from any person or party; or (b) engaging in any general solicitation or targeted marketing activity without utilization of Licensee Data.

(b)Licensee shall not solicit the employment of nor employ any Licensor personnel who has been directly involved in the development, sale, installation, or support of the Software for a period of two (2) years from the later of the termination of such individual's employment at Licensor or the last date of Acceptance of any Software.

16.9No Third-party Beneficiaries. This Agreement is for the sole benefit of the parties hereto and their respective permitted successors and permitted assigns and nothing herein, express or implied, is intended to or shall confer upon any other Person any legal or equitable right, benefit or remedy of any nature whatsoever under or by reason of this Agreement.

16.10Amendment and Modification; Waiver. No amendment to or modification of this Agreement is effective unless it is in writing and signed by an authorized representative of each party. No waiver by any party of any of the provisions hereof shall be effective unless explicitly set forth in writing and signed by the party so waiving. Except as otherwise set forth in this Agreement, no failure to exercise, or delay in exercising, any rights, remedy, power or privilege arising from this Agreement shall operate or be construed as a waiver thereof; nor shall any single or partial exercise of any right, remedy, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, remedy, power or privilege.

16.11Severability. If any provision of this Agreement is invalid, illegal or unenforceable in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other term or provision of this Agreement or invalidate or render unenforceable such term or provision in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or unenforceable, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the greatest extent possible.

16.12Governing Law; Submission to Jurisdiction. This Agreement is governed by and construed in accordance with the internal laws of the State of California without giving effect to any choice or conflict of law provision or rule that would require or permit the application of the laws of any other jurisdiction. Any legal suit, action or proceeding arising out of or related to this Agreement or the licenses granted hereunder shall be instituted exclusively in the federal courts of the United States or the courts of the State of California in each case located in San Francisco, and each party irrevocably submits to the exclusive jurisdiction of such courts in any such suit, action or proceeding. Service of process, summons, notice or other document by mail to such party's address set forth herein shall be effective service of process for any suit, action or other proceeding brought in any such court. In the event of any litigation or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation or other dispute arising as a result of or by reason of this Agreement, the prevailing party in any such litigation or other dispute shall be entitled to, in addition to any other damages assessed, its reasonable attorney’s fees, and all other costs and expenses incurred in connection with settling or resolving such dispute.

16.13Waiver of Jury Trial. Each party irrevocably and unconditionally waives any right it may have to a trial by jury in respect of any legal action arising out of or relating to this Agreement or the transactions contemplated hereby.

16.14Equitable Relief. Each party acknowledges and agrees that a breach or threatened breach by such party of any of its obligations under Section 10 or, in the case of Licensee, Section 3.3, Section 4.3 or Section 7.2, would cause the other party irreparable harm for which monetary damages would not be an adequate remedy and agrees that, in the event of such breach or threatened breach, the other party will be entitled to equitable relief, including a restraining order, an injunction, specific performance and any other relief that may be available from any court, without any requirement to post a bond or other security, or to prove actual damages or that monetary damages are not an adequate remedy. Such remedies are not exclusive and are in addition to all other remedies that may be available at law, in equity or otherwise.

16.15Counterparts. This Agreement may be executed in counterparts, each of which is deemed an original, but all of which together are deemed to be one and the same agreement. A signed copy of this Agreement delivered by facsimile, e-mail or other means of electronic transmission is deemed to have the same legal effect as delivery of an original signed copy of this Agreement.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

North Capital Investment Technology, Inc.

Signature:_______________________________

Name:   James P Dowd

Title:   Managing Director

Date:

Licensee:_______________________________

Signature:_______________________________

Name:__________________________________

Title:___________________________________

Date:___________________________________

SCHEDULE A
Software and SERVICES

The following Services will be proovided under this Agreement and the applicable fees and expenses listed in Schedule B will apply.

_______

Summary of Services

1.TransactAPI

One instance of TransactAPI to be used in a live production environment (PROD).

One instance of TransactAPI to be used for pre-production testing purposes (STAGING).

Installation and functional configuration of the two instances above, according to the software and services specifications for TransactAPI.

X _______

2.White-label Platform

All of the services in (1) above, plus

One instance of White-label Platform Technology to be used in a live production environment (PROD).

One instance of White-label Platform Technology to be used for pre-production testing purposes (STAGING).

Installation and functional configuration of the two instances above, according to the software and services specifications.

Each of the Services may be updated or modified from time to time, and tools and features may be added or removed, as determined in NCIT’s sole discretion.

SCHEDULE B
FEES AND EXPENSES

(1)   TransactAPI Basic Licensing and Service Fee

A.Installation and setup fee of $2,500, which includes basic installation of a client instance in the TAPI Admin Console, support, and troubleshooting during the integration period.

B.Basic licensing and service fee of  $1,250 per month, payable quarterly in advance, upon receipt of production credentials.

C.  If NCPS is the broker-of-record for Licensee securities offerings, the Basic licensing and service fee will be discounted to $500 per month, payable quarterly in advance, upon receipt of production credentials.

(2)   White-label Platform Basic Licensing and Service Fee

A. Installation and setup fee of $12,000, which includes basic installation of a dedicated portal instance and a client instance in the TAPI Admin Console, support, and troubleshooting during the integration period.  Also includes 100 development hours.

B.  Basic licensing and service fee of  $2,000 per month, payable quarterly in advance, upon completion of installation.

(3) For the sole purpose of disclosing all indirect expenses paid to an affiliate of a broker-dealer in respect of a public offering, the Software and Services Fees and Expenses allocable to each offering will be calculated as the total Fees and Expenses divided by the total number of offerings which the Licensee or its affiliates reasonably believes will utilize the Software and Services over the succeeding three year period.

The Fees and Expenses, including installation and setup fees, allocable to any public offering will not exceed $100,000 over the life of such offering.

Any contractual agreements with third party vendors are not subject to the terms of this Agreement, unless otherwise provided for herein.  References to third party fees, expenses, expense rates, and cost estimates are for indicative purposes only.  Such fees may include but are not limited to the following:

Design and branding

UX design

Independent project management

Custom development

System integration services

Testing services

System configuration, administration, and support

Dedicated servers

Backups and storage

Disaster recovery

Bandwidth and load balancing

DNS management

Email marketing and support

Electronic document management systems (Docusign / Echosign)

Identity verification checks (KYC/OFAC/AML)

Accreditation verification checks

Payment processing fees

SSL Certificates

All payments shall be in US dollars and made at Licensor's option by credit card, check or wire transfer.

SCHEDULE C
T+M FEES AND EXPENSES

Schedule C is provided for information purposes only. Any and all custom development work will be charged on a time and material  (“T+M”) basis unless otherwise agreed in writing.

The following hourly rate card will apply.   Licensor reserves the right to update the rate card with 30 days prior written notice.

Solutions Architect$250

Senior Consultant$250

Project Manager$150

Developer  $35

Discount for 100 hour prepaid block:    5%

Discount for  250 hour prepaid block:  10%

Materials and services provided by parties other than the Licensor, including but not limited to the list of services in Schedule B, will be billed at cost, subject to Licensee’s prior approval.

For the sole purpose of disclosing all indirect expenses paid to an affiliate of a broker-dealer in respect of a public offering, the T+M Fees and Expenses allocable to each offering will be calculated as the total Fees and Expenses divided by the total number of offerings which the Licensee or its affiliates reasonably believes will utilize the Software and Services over the succeeding three year period.

The T+M Fees and Expenses allocable to any public offering will not exceed $50,000 over the life of such offering.

EXHIBIT A

Please select from the following options for payment of Fees set forth in Schedule B and C:

❒Credit Card

Name on card:

Credit Card Number:

Expiration Date (month/year):

Security Code

Billing Address:

❒ACH Draw

Bank Name:

Account Holder Name:

Routing Number:

Account Number:

Account Type (Checking or Savings):

CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE

THIS CONTRACT FOR SALE AND PURCHASE CONTRACT OF REAL ESTATE (this “Contract”) is made as of this     day of 2019, by and between Alan G. Mitchell and Robert J. Dixson, Co-Trustees of the Edythe M. Dixon Trust, with an address of 113 Myrtle Avenue, West Cape May, New Jersey 08204 (the “Seller”) and HCo Cape May LLC, a Delaware limited liability company, with an address of 2100 Powers Ferry Road, Suite 370, Atlanta, GA  30339 (the “Buyer”).

RECITALS

WHEREAS, Seller is the owner of a parcel of real property consisting of 0.33 acres known as Block 4, Lot 3, located in the Borough of West Cape May, Cape May County, New Jersey (the “Property”) as more particularly described in the attached Exhibit “A” as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto; and

WHEREAS, Seller desires to sell and Buyer desires to buy the Property for the consideration and on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the promises and the mutual covenants and conditions herein contained, and intending to be legally bound hereby, Seller hereby agrees to sell and Buyer hereby agrees to buy the Property in accordance with the following terms and conditions:

1.Purchase Price:  Deposit.  The purchase price for the Property shall be Eight Hundred Sixty Thousand ($860,000.00) and 0/100 Dollars (the “Purchase Price”).  The Purchase Price shall be payable by Buyer to Seller as follows:

a.An earnest money deposit of Seventeen Thousand and Two Hundred ($17,200.00) Dollars (the “Deposit”) shall be delivered in escrow to Dune Abstract Company, Inc (the “Escrow Agent”) within five (5) business days after the date of this Contract, which shall be deposited in an interest-bearing account.

b.The balance of the Purchase Price (subject to prorations and adjustments set forth in Section 9 herein) shall be payable on the date of Closing of title to the Property by cashier's or certified check payable to Seller or by attorney trust fund or title company check payable to Seller, or, at Seller’s election, by wire transfer to a financial institution designated by Seller.

c.All parties agree to be bound by the attached “Joinder by Escrow Agent” to be executed by Escrow Agent following the parties execution of this Contract.

2.Survey.  Within sixty (60) days from the date of this Contract, Buyer shall obtain a current boundary survey of the Property, together with a legal description thereof, prepared by a land surveyor licensed in the State of New Jersey and certified to Buyer and to the Title Company (as hereinafter defined) as made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys (1997) jointly adopted by the American Land Title Association and the American Congress of Surveying and Mapping (the “Survey”).  Upon receipt of the Survey, the description of the Property set forth in Exhibit “A” shall be deemed supplemented and such land as described on the Survey shall constitute the Property.  Seller shall provide to Buyer all environmental reports, surveys, titles, and similar materials relating to the Property (the “Seller’s Materials”), as exist and are in Seller’s or their agents’ possession.

3.Title Evidence, Title and Survey Review.  Buyer shall, at Buyer’s expense, order an owner’s title insurance commitment for the Property (a “Commitment”) from a reputable title insurance company licensed in New Jersey (the “Title Company”).  Within fifteen (15) days from the date on which Buyer has received both the Commitment and the Survey, but not more than ninety (90) days from the date hereof (the “Title Objection Period”), Buyer shall provide true copies to Seller and shall examine the Survey and the Commitment to determine the nature of any defects in title and/or state of facts disclosed by the Survey.  If the title to all or part of the Property is subject to liens, encroachments, encumbrances, easements, conditions or restrictions not satisfactory to Buyer, or if the survey is in any way unsatisfactory to Buyer (in each case a “Defect”), Buyer shall give written notice to Seller of its objections to the state of the title or the survey prior to the expiration of the Title Objection Period and Seller shall have ten (10) days after receipt of such notice in which to proceed diligently to remedy or remove any such Defect; provided, that where a lien or encumbrance can be satisfied and removed by the payment of money, and the proceeds of sale will be sufficient for that purpose, Seller may pay and satisfy such liens or encumbrances with Closing proceeds.  Except for Defects arising or appearing of record after Buyer’s receipt of the Commitment or Survey, as applicable, (in which case, notwithstanding anything to the contrary, Buyer may, at its option, (i) elect to have Seller cure such Defect at Seller’s cost or (ii) terminate the Contract) any Defect to which Buyer does not object to on or before the expiration of the Title Objection Period shall be deemed waived.  In the event Seller fails to remove any Defect objected to by Buyer as provided above, Buyer shall have the option of either accepting the title subject to such Defect or terminating this Contract and receiving a refund of the Deposit, whereupon neither party shall have any further rights or obligations hereunder.

4.Inspection Period.

a.Buyer shall have until 5:00 p.m. Eastern Standard Time on the 60th day after the date of this Contract (the “Inspection Period”) to inspect and review, at Buyer's sole cost and expense (the “Due Diligence Review”) the condition of the Property including without limitation the plumbing, electrical, heating and air conditioning systems and the environmental condition of the Property and whether the building located thereon is suitable for Buyer’s intended use.  Seller shall provide reasonable access to the Property to Buyer and Buyer's agents and employees during the Inspection Period, subject to the terms and conditions herein.

b.Buyer shall be responsible for any and all losses, damages, charges and other costs associated with its Due Diligence Review, and Buyer covenants and agrees to return the Property to the same condition as existed prior to any inspections and studies.  Buyer agrees not to allow any liens to arise against the Property as a result of such inspections and studies or Buyer's access to the Property and agrees to indemnify, defend and hold Seller harmless from and against any and all claims, charges, actions, costs, expenses (including attorneys’ fees), suits, damages, injuries, or other liabilities which arise, either directly or indirectly, from Buyer’s or its agent’s, employee’s or contractor’s entry onto the Property or for any testing or inspections related thereto.  This provision shall survive Closing or termination of this Contract for any reason.

c.Prior to the expiration of the Inspection Period, Buyer may terminate this Contract, in its sole and absolute discretion, upon notice to Seller of Buyer's decision to terminate this Contract because of unsatisfactory results of the Due Diligence Review.  Upon such termination, the Deposit shall be returned to Buyer, and thereafter Seller and Buyer shall have no further obligations or liabilities one to the other hereunder.  If Buyer fails to deliver to Seller any written notice of termination prior to the expiration of the Inspection Period, and if this Contract is not otherwise terminated pursuant to the provisions hereof, then this Contract shall remain in full force and effect and Buyer shall be deemed to have accepted the condition of and state of title to the Property, as of 5:01 P.M. Eastern Standard Time on the last day of the Inspection Period.

d.Upon the expiration of the Inspection Period, the sole obligation of the Seller with respect to the physical condition of the Property shall be to deliver possession of the Property to Buyer in substantially the same physical condition (excluding normal wear and tear and casualty damage) as existed on the last day of the Inspection Period, and Buyer has agreed to Close title on the Property on the Closing Date, except as set forth herein.

5.Intentionally Omitted.

6.Maintenance Prior to Closing.  Until the time of Closing, Seller shall, as the portion of the Property owned by it: (a) maintain the Property in substantially the same manner as it is currently being maintained and operated; (b) not make any substantial alterations or changes to the Property other than ordinary and necessary maintenance and repairs, without Buyer’s prior written approval; (c) maintain in effect all policies of Property, casualty and liability insurance or similar policies of insurance, with no less than the limits of coverage now carried with respect to the Property; (d) timely pay all taxes, assessments, utility charges and rents and other charges affecting the Property; and (e) not to appeal any Property tax assessments. Nothing contained herein shall prevent Seller from acting to prevent loss of life, personal injury or Property damage in emergency situations, or prevent Seller from performing any act with respect to the Property which may be required by any applicable law, rule or governmental regulation.  Until the time of Closing, Seller shall not enter into any leases with respect to any portion of the Property without Buyer's prior written consent.

7.Seller’s Representations.  Seller, as to itself and the portion of the Property owned by it represents and warrants to Buyer that:

a.Seller holds good and marketable fee simple title to the Property and there are no leases, contracts or other agreements with respect to the sale or use of the Property with any other party.

b.The Seller has full, unconditional power, authority and right to enter into this Contract, to perform, carry out and fulfill its obligations hereunder, and, in connection with the transaction contemplated hereby, to convey the Property to the Buyer as herein provided and no approval of any Court is a prerequisite thereto.  Neither the execution of, nor the delivery of this Contract, nor the performance hereof by the Seller, will award, judgment or decree to which the Seller is or has been a party, or result in a breach of any term, condition or provision of or constitute a default under any contract, indenture, mortgage or deed of trust to which the Seller is a party or by which Seller is bound, or conflict with, violate or result in the breach of any law binding  upon the Seller or result in the creation or imposition of any security interest, mortgage lien, change or encumbrance upon the Seller’s properties or assets.  Except as contemplated in this Contract, no consent, authorization or approval of, or exemption by, any governmental or public body or authority that has not been obtained is required to enable the Seller to execute, deliver or perform this Contract.  Seller is duly formed in its sale of formation and is validly existing in good standing.

c.Seller is not aware of nor has received any notice of any violations of any law, ordinance, order or requirement of any governmental body with respect to the Property.

d.Seller has no knowledge of any pending or threatened condemnation proceeding, taking by eminent domain or special assessment with respect to the Property, Seller or any third party relating to or affecting the Property.

e.There are no liabilities of any kind (including Federal, state, county, municipal or other governmental or quasi-governmental law) which could or would affect or result in any claim, lien, judgment or other encumbrance upon or against the Property (which could not be fully satisfied as of the Closing Date) or the Buyer’s rights under this Contract except as state and local income tax returns in connection with the Property, and there are no claims for any deficiencies pending, or to the Seller’s knowledge, any basis for such a claim by any taxing authority.

f.The Property and the use thereof does not violate any Federal, state, county, municipal or other governmental or quasi-governmental law, ordinance code, order, regulation, moratorium or other requirement.

g.Title to the Property has not been acquired or derived by adverse or color of title possession, Martin Act proceedings or any act for sale of land for the non-payment of municipal taxes or assessments.

h.There are no recorded or unrecorded (i) leases, (ii) mortgages, or (iii) other contracts or undertakings affecting the ownership, operation, or development of the Property (except as expressly set forth in this Contract) which will survive Closing on the Property, other than those documents of record to which the conveyance hereby contemplated is expressly made subject.

i.The Seller is not a “foreign person” as defined by the Internal Revenue Code and will provide such reasonable assurances of this fact as are required by the Buyer or its title company.

j.No default or breach exists under any covenant, condition, restriction, right-of-way or easement affecting the Property or any portion thereof, and there are no encroachments, boundary or setback violations and there are no forfeiture provisions in any covenants or restrictions of record.

k.The Property is not now and never has been used to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer, produce, process or in any manner deal with hazardous materials and no hazardous materials are located on or under any of the Property.  Seller has not received any notice or advice from any governmental body with regard to hazardous materials on, from or affecting the Property.  The term “hazardous materials” as used in this Contract shall include, without limitation, gasoline, petroleum products, explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, hazardous fertilizer, asbestos or any material containing asbestos or any other substance or material as may be defined as hazardous or toxic by any federal, state or local environmental law, ordinance, rule or regulation.

l.To the best of Seller's knowledge, Seller has duly complied with, and the Property is in compliance with, the provisions of all Federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations promulgated thereunder including regulations (hereinafter, the “Environmental Laws”) that govern the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (intended hereby and hereafter to include any and all such materials listed in any Federal, state or local law, code and ordinance and all rules and regulations promulgated thereunder as hazardous or potentially hazardous).

m.There are no underground storage tanks on the Property, and none have been removed.

n.This Contract has been duly authorized, executed and delivered by Seller, and is a legal, valid and binding obligation of Seller enforceable in accordance with its terms.  All the documents executed by Seller which are to be delivered to Buyer at the Closing will be duly authorized, executed and delivered by Seller and will be legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

o.The Property is a “simple dwelling house” within the meaning of the New Jersey Bulk Sales Act and as such, is exempt from the Bulk Sales notification requirements set forth in N.J.S. 54:50-38.

p.To Seller’s knowledge, the Property is designated as a “Contributing Building” to the West Cape May Historic District within the meaning of the West Cape May

Zoning Regulations; however, the Property has not been listed as a National Historic Place or a Historic National Landmark.

The foregoing representations and warranties are true and correct as of the date hereof, shall be true and correct as of the Closing Date and shall survive the Closing.

8.Closing: Possession and Closing Procedure.

a.Unless this Contract has been terminated, the consummation of the transaction contemplated hereby (the “Closing”) shall take place November 29, 2019 or on such earlier date as agreed to by the parties (the “Closing Date”).  The Closing shall take place in the offices of the Escrow Agent or shall be an “escrow” remote Closing.  Buyer shall have the option of extending the Closing date hereunder by two (2) extension periods of thirty (30) days each by providing written notice to Seller.

b.Exclusive possession of the Property shall be delivered to Buyer at Closing, free of all tenancies, leases or claims of possession by any person or entity.

c.At Closing, Seller shall deliver to Buyer the following documents with respect to itself and the portion of the Property owned by it:

i.Bargain and Sale Deed with Covenants against Grantor Acts conveying the Property in fee simple, clear of all liens and encumbrances except as set forth herein.

ii.Copy of such documents and resolutions as may be acceptable to the Title Company to evidence the authority of the person signing the deed and other documents executed by Seller at Closing and the power of Seller to convey the Property to Buyer in accordance with this Contract.

iii.Non-foreign affidavit.

iv.Owner's affidavit acceptable to the Title Company without exception for possible mechanic's liens or other claims against the Property.

v.Closing statement executed by Seller setting forth the allocation of closing costs, purchase proceeds, etc.

vi.1099.

vii.A Closing certification stating that all representations and warranties in this Contract are true and correct as of the date of Closing.

viii.A general assignment executed by Seller in favor of Buyer assigning to Buyer all of Seller's right, title and interest in and to all permits, licenses, applications, and warranties relating to the Property.

ix.Any other documents, instruments or Contracts required by the Title Company or reasonably necessary to effectuate the transaction contemplated by this Contract.

d.At Closing, Buyer shall deliver to Seller the balance of the Purchase Price.

9.Closing Costs and Prorations.  Closing costs and prorations of this transaction shall be paid as follows:

a.Seller shall pay all charges and fees specified herein to be paid by Seller plus attorneys’ fees and all other professional fees incurred by Seller in connection with the Closing.  Buyer shall pay all charges and fees specified herein to be paid by Buyer plus attorney's fees and all other professional fees incurred by Buyer in connection with the Closing, the title insurance premium for both owner’s and lender’s policies, including all charges for special endorsements or exclusions from the title policy issued to Buyer, and any fees or charges incurred as a result of recording any documents pertaining to the Contract.  Seller shall pay the recording cost to clear title.  All other fees or charges shall be paid in accordance with local custom in New Jersey.

b.Real estate transfer taxes and fees shall be paid by the Seller.  Seller shall pay for any municipal assessment for work and improvements for which a municipal claim may be filed against the Property where an ordinance or resolution authorizing such work or improvement is adopted prior to the date of this Contract.  Buyer shall pay for any municipal assessment for work and improvements for which such a claim may be filed where an ordinance or resolution authorizing such work or improvement is adopted on or after the date of this Contract.  Buyer shall be responsible for any “mansion tax,” if applicable.

c.Real estate taxes shall be prorated as of the Closing Date in accordance with the fiscal year of the taxing authority.  Seller shall pay all real estate taxes attributable to the Property up to but not including the Closing Date.  If the real estate tax rate and assessments have not been set for the year in which the Closing occurs, then the proration of such taxes shall be based upon the rate and assessments for the preceding tax year, and such proration shall be adjusted in cash between Seller and Buyer upon presentation of written evidence that the actual taxes paid for the year in which the Closing occurs differ from the amounts used at Closing.

d.If on the Closing Date final real estate tax bills for the calendar year in which the Closing occurs are not available and the real estate tax adjustment is based upon preliminary tax bills, a final tax adjustment shall be made within ten (10) days after the final tax bill is issued, and Seller or Buyer, as the case may be, shall make an appropriate payment to the other based upon such re-adjustment.

e.Seller shall pay all sewer, water and other utility charges and other operating expenses attributable to the Property up to and including the Closing Date and Buyer shall pay all utility charges and other operating expenses attributable to the Property on or after the Closing Date.

10.Condition of Property.  On the Closing date the Property shall be in substantially the same condition as on the day of this Contract, reasonable wear and tear excepted.  Except as specifically noted in this Contract, if any material portion of the Property or access thereto shall be taken by public authority, or if Seller receives notice of any such proposed condemnation or taking, or if the Property is otherwise materially damaged prior to the Closing date, Seller shall promptly give written notice to Buyer of such occurrence and Buyer shall have the option of either terminating this Contract upon notice to Seller or consummating the sale of the Property.  If Buyer chooses to consummate the sale of the Property, Buyer shall pay the full Purchase Price and Seller will assign to Buyer all claims and rights of recovery as a result of such taking or damage to the Property.

11.Real Estate Commission.   Buyer and Seller represent and warrant each to the other that neither has entered into any Contract or taken any other action which would result in a real estate brokerage commission, finder's fee or other similar charge payable on account of the sale of the Property.  Each party agrees to indemnify and hold harmless the other against any other costs for such a charge arising out of the actions of the indemnifying party.  Seller and Buyer agree that it is their specific intention that no broker shall be a party to or a third party beneficiary of this Contract; and further that the consent of a broker shall not be necessary to any Contract, amendment, or document with respect to the transaction contemplated by this Contract.

12.Notices.  Any notices required or permitted under this Contract shall be in writing and shall be (i) mailed, postage prepaid, by registered or certified mail, return receipt requested, (ii) deposited with a nationally recognized overnight delivery service, e.g., Federal Express, Purolator, Express Mail, etc., (iii) personally delivered, addressed to the respective parties at the respective addresses set forth below or (iv) sent by email to the email address set forth below:

To Buyer:HCo Cape May LLC

2100 Powers Ferry Road, Suite 370

Atlanta, GA  30339

Attention:  Nathan Kivi

Email:nathan.kivi@hotelierco.com

With a copy to:Dorothy Bolinsky, Esquire

Drinker Biddle & Reath LLP

105 College Road East

P.O. Box 627

Princeton, NJ  08542-0627

Email:  dorothy.bolinsky@dbr.com

To Seller:Alan G. Mitchell

Co-Trustee of the Edythe M. Dixon Trust

113 Myrtle Avenue

West Cape May, NJ  08204

Attention:  Alan G. Mitchell

Email:  asmitch@vermontel.net

To Seller:Robert J. Dixson

Co-Trustee of the Edythe M. Dixon Trust

_______________________

_______________________

Attention:  Robert J. Dixson

Email:  _________________

Any notice shall be deemed to have been given on the date when received and receipted for, if sent physically by other than registered or certified mail, or, if sent by registered or certified mail, on the earlier of (a) the date set forth on the return receipt, (b) the date of delivery as shown on the Post Office records or (c) the date delivery was refused as shown on the Post Office records.  Any notice sent by email shall be deemed delivered on the date of actual receipt if received by 5:00 p.m. local time, or if received after 5 p.m. local time, on the next following business day.

13.Default, Buyer Remedies.  If any Seller fails to perform any of its material obligations or Contracts contained herein and if Buyer is not then in default of any of its obligations and Contracts contained herein, then Buyer may pursue all of the following remedies: either (a) to terminate this Contract by giving written notice of termination and the reasons therefor to Seller, in which event neither Seller nor Buyer shall have any further obligations or liabilities one to the other hereunder and the Deposit shall be returned to Buyer, or (b) Buyer may proceed to Closing for conveyance of the Property, pursuant to which Seller shall convey to Buyer such title to the Property as Seller then holds on the date of Closing consistent with the terms of this Contract and Buyer shall take the Property in the physical condition as then exists consistent with the terms of this Contract.  In the event of a willful breach by any Seller, in addition to a return of the Deposit, Buyer shall be entitled to specific performance or to recover from such Seller its actual damages equal to the costs actually incurred in connection with the negotiation of this Contract, including, without limitation, any title costs, survey charges, and consulting fees incurred in connection with its Due Diligence Review.

14.Default, Seller Remedies.  If Buyer fails to perform or breaches any of its obligations or Contracts required under this Contract, or fails to close the transaction (except for in the event of a permitted termination of this Contract in accordance with the provisions hereof), then Seller may elect as Seller's sole and exclusive remedy option hereunder to terminate this Contract and to receive the Deposit and Buyer shall have no further obligations or liabilities one to the other hereunder.  Seller's election to receive the Deposit as “liquidated damages” is agreed to by the parties due to the difficulty, inconvenience and uncertainty of ascertaining actual damages for such breach by Buyer and Buyer agrees that the same is a reasonable and fair estimate of damages.

15. Covenants of Seller.  Seller as to itself and the portion of the property owned by it, hereby covenants with Buyer, as follows:

After the date hereof and prior to the Closing, no part of the Property, or any interest therein, will be sold or otherwise transferred without Buyer’s consent.

b.Until the Closing, Seller shall keep the Property insured in the manner insured as of the date of this Contract.

c.Until the Closing, Seller shall operate and maintain the Property in the manner being operated and maintained on the date of this Contract.

d.Seller will not create or suffer to exist any manner of lien or encumbrance upon or affecting title to the Property that would not be satisfied at Closing on the Closing Date.

e.During the pendency of this Contract, Seller will not list the Property with any broker or otherwise solicit or make or accept any offers to sell the Property, engage in any discussions or negotiations with any third party with respect to the sale or other disposition of the Property, or enter into any contracts (whether binding or not) regarding any disposition of the Property.

16.Risk of Loss.  Risk of loss shall be borne by the Seller until the Closing.  If the Property is damaged by fire, vandalism, storm, flood, or any other casualty between now and the Closing, the parties shall obtain an estimate, from an established contractor of their choice, of the cost of repairing the damage.  If the estimated cost is less than 5% of the Purchase Price, the Seller shall repair the damage before the Closing at the Seller's expense.  If the estimated cost is more than 5% of the Purchase Price, the Buyer may (a) terminate this Contract, (b) require the Seller to repair the damage before the Closing, or (c) proceed with the purchase with an assignment of the insurance claim, if any, without abatement of the Purchase Price.  If this Contract is terminated consistent with this paragraph, the Deposit will be returned to Buyer and neither party shall have any further liability to the other.

17.Successors in Interest.  All provisions of this Contract are binding upon and shall inure to the benefit of, and are enforceable by and against, the heirs, executors, administrators, successors and assigns of each party hereto.

18.Governing Law.  The terms and conditions of this Contract shall be construed and controlled in accordance with the laws of the State of New Jersey, with jurisdiction and venue of any litigation placed in Cape May, New Jersey.

19.Entire Contract.  This Contract contains the entire Contract between the parties with respect to the subject matter hereof and no statement or representation of any party, their agents or employees, shall form any part hereof or be binding upon the other party.  This Contract shall not be changed or modified except by written instrument signed by the parties hereto.

20.Captions; Gender.  Captions used in this Contract are for convenience of reference only and shall not affect the construction of any provision hereof.  Whenever used, the singular shall include the plural, the plural shall include the singular and gender shall include all genders.

21.Effective Date.  The term "effective date" or "date of this Contract" shall mean the date the last of either Seller or Buyer has executed this Contract.

22.Counterparts: PDF Execution.  This Contract may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.  Delivery of an executed counterpart of this Contract by PDF shall be equally as effective as delivery of a manually executed counterpart of this Contract.  Any party delivering an executed counterpart of this Contract by Telefacsimile also shall deliver a manually executed counterpart of this Contract, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability or binding effect of this Contract.

23.Surviving Clauses.  Should any paragraph or sub-paragraph of this Contract or any provision, term or condition contained herein be finally declared illegal, invalid or unenforceable for any reason by a court of competent jurisdiction, that determination shall not effect the legality, validity and enforceability of the remaining provisions, terms and conditions of this Contract, and same shall remain in full force and effect.  Any provision of this Contract, which by its nature and effect is required to be kept or performed after Closing of title, shall survive passage of title and shall bind and benefit the parties hereto.

24.No Affiliation.  Notwithstanding anything to the contrary contained herein, this Contract shall not be deemed or construed to make the parties hereto partners or joint venturers, or to render either party liable for any of the debts or obligations of the other, it being the intention of the parties to merely create the relationship of Seller and Buyer with respect to the Property to be conveyed as contemplated hereby.

25.Timing.  In the event that any of the dates specified in this Contract shall fall on a Saturday, a Sunday; or a holiday, then the date of such action shall be deemed to be extended to the next business day.

26.Construction. The language in all parts of this Contract shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.  Paragraph headings of this Contract are solely for convenience of reference and shall not govern the interpretation of any of the provisions of this Contract.  References to paragraphs are paragraphs of this Contract, unless otherwise specifically provided.

27.Assignment.  Buyer may assign this Contract without prior written consent of Seller upon the following conditions: (i) the assignee of Buyer agrees to assume all obligations of Buyer hereunder, and (ii) a copy of the executed Assignment and Assumption Agreement is delivered to Seller at or prior to Closing.

28.Joint and Several.  To the extent the Seller or Buyer hereunder are comprised of more than one person or entity, the liability and obligations of all such parties comprising Seller or Buyer, as applicable, shall be joint and several.  This Section 28 shall survive Closing.

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Contract in counterparts as of the day and year first set forth above.

Date of SignaturesBUYER:

HCo CAPE MAY LLC

_____________________________

Name:  Nathan Kivi

Title:  Authorized Representative

SELLER:

______________________________

Name:  Alan G. Mitchell

Co-Trustee of the Edythe M. Dixon Trust

SELLER:

______________________________

Name:  Robert J. Dixson

Co-Trustee of the Edythe M. Dixon Trust

JOINDER BY ESCROW AGENT

The undersigned, Dune Abstract Company, Inc., as Escrow Agent under the Contract for Sale and Purchase of Real Estate between Alan G. Mitchell and Robert J. Dixson, Co-Trustees of the Edythe M. Dixon Trust ("Seller") and HCo Cape May LLC ("Buyer") to which this Joinder is attached, signs below to evidence its Contract to hold and disburse the Deposit paid by Buyer in accordance with the terms of such Contract, all provided that the parties acknowledge and agree the following terms and conditions shall apply to the rights, obligations and liabilities of the Escrow Agent in connection with the Contract:

1.Escrow Agent named herein will be liable as a depository only and will not be responsible for the sufficiency or accuracy of the form, execution or validity of any letter or document delivered to the Escrow Agent.  The Escrow Agent shall not be liable for any act or omission done in good faith or for any claim, demand, loss or damage made or suffered by any party to this Contract, other than as may arise through the willful misconduct or gross negligence of the Escrow Agent.  The Escrow Agent is expressly authorized to rely on any document believed by the Escrow Agent to be authentic in making any delivery of funds held hereunder.

2.Seller and Buyer agree to indemnify and hold the Escrow Agent harmless from and against any and all expense, damage or cost, including reasonable attorney's fees, incurred by the Escrow Agent and arising from the good faith performance of its duties hereunder.

3.If the Escrow Agent is in doubt as to its duties hereunder or in the event of a dispute between the parties as to the disposition of any funds held by Escrow Agent, the Escrow Agent may, in its sole discretion, continue to hold the funds in escrow until all parties mutually agree to the disposition thereof, or it may deposit all monies held pursuant to this Contract with the Clerk of the Superior Court of Cape May County in which the Property is located and, upon notifying all parties of such action, all liability on the part of the Escrow Agent shall terminate.  In the event of any suit between the parties wherein the Escrow Agent is made a party by virtue of acting as Escrow Agent hereunder, or in the event of any suit where an escrow agent interpleads the monies held hereunder, the Escrow Agent shall be entitled to recover reasonable attorney's fees and costs incurred, said fees and costs to be charged and assessed as court costs in favor of the Escrow Agent against both Seller and Buyer, but as between Seller and Buyer, the prevailing party shall be entitled to recover the same from the other party.

[signature page to follow]

ESCROW AGENT:

By

      Dune Abstract Company, Inc.

Date of Execution:_______________

Exhibit A

Legal Description

[to be attached]

FIRST AMENDMENT TO ASSET SALE AND PURCHASE AGREEMENT

THIS FIRST AMENDMENT TO ASSET SALE AND PURCHASE AGREEMENT (this “Amendment”) is made as of this _______ day of _________ 2019, by and between WILBRAHAM MANSION, LLC, a New Jersey limited liability company, with an address at 133 Myrtle Avenue, West Cape May, New Jersey 08204 (“Seller”) and HCO CAPE MAY, LLC, a Delaware limited liability company, with an address at 2100 Powers Ferry Road S.E., Suite 370, Atlanta, Georgia 30339 (“Buyer”).

BACKGROUND

WHEREAS, Buyer and Seller previously entered into that certain Asset Sale and Purchase Agreement with an effective date of July 3, 2019 (the “Contract”), for the purchase and sale of that certain parcel of Property known as Block 4, Lot 6 in the Borough of West Cape May, Cape May County, more commonly referred to as the “Wilbraham Mansion”, and as is more particularly described in Exhibit “A” attached to the Contract (the “Property”); and

WHEREAS, Seller and Buyer desire to amend the Contract, as more fully set forth below.

NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer do hereby amend the Contract, effective as of the date of this Amendment, as follows:

1.Recitals.  The foregoing recitals are hereby acknowledged to be true and correct and are incorporated herein by reference.

2.Purchase Price.  The “Purchase Price” as defined in Section 3 of the Contract is hereby redefined so that it is now reduced from Four Million Eight-Hundred Twenty-Five Thousand Dollars ($4,825,000.00) to Four Million Eight Hundred Fifteen Thousand One-Hundred Fifty Dollars ($4,815,150.00).

3.Defined Terms.  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings given to such terms in the Contract.

4.Entire Agreement.  This Amendment, together with the Contract, is the complete understanding between the parties and supersedes all other prior agreements.  To the extent of any inconsistency between the Contract and this Amendment, the terms of this Amendment shall control.  Except as expressly modified hereby, the Contract is in full force and effect, the parties hereby ratifying and confirming the Contract.

5.Authority. Each person executing this Amendment on behalf of a party represents and warrants that he or she has the authority to do so and to bind such party.

6.Counterparts; Execution.  This Amendment may be executed and delivered in any number of counterparts, each of which together shall constitute an original.  This

Amendment may be executed and delivered by facsimile signature or other reliable electronic means of delivering a manually signed copy of this Amendment (including email of a PDF document).

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Amendment in counterparts as of the day and year first set forth above.

Date of Signatures	BUYER: HCo Cape May LLC Name: Nathan Kivi Title: Authorized Representative

SELLER:

Wilbraham Mansion, LLC

______________________________

Name:

Title:

ASSET SALE AND PURCHASE AGREEMENT

dated

_____________, 2019

between

WILBRAHAM MANSION, LLC, a New Jersey Limited Liability Company, Seller

and

HCO CAPE MAY, LLC, a Delaware Limited Liability Company, Buyer

Wilbraham Mansion

133 Myrtle Avenue

Block 4

Lot 6

Borough of West Cape May, New Jersey

ASSET SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT (this “Agreement”) is made as of this _______ day of ____________, 2019, by and between WILBRAHAM MANSION, LLC, a New Jersey limited liability company, with an address at 133 Myrtle Avenue, West Cape May, New Jersey 08204 (“Seller”) and HCo Cape May, LLC, a Delaware limited liability company, with an address at 2100 Powers Ferry Road S.E., Suite 370, Atlanta, Georgia  30339 (“Buyer”).

BACKGROUND

WHEREAS, Seller is the owner and operator of the “Wilbraham Mansion” a twenty six (26) unit bed and breakfast (the “Business”), located on real property, together with improvements located thereon, designated as Block 4, Lot 6, on the Official Tax Map of the Borough of West Cape May, New Jersey; and

WHEREAS, Buyer desires to purchase Seller’s real property together with the improvements located thereon and all fixtures, equipment, furniture, inventory, trade names, licenses and permits owned by Seller and used in conjunction with the operations of the Business, pursuant to the terms and conditions of this Agreement.

W I T N E S S E T H

NOW THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements set forth herein and intending to be legally bound hereby, the parties hereto hereby agree as follows:

1.DEFINITIONS.  Whenever used in this Agreement, the following words and phrases shall have the respective meanings ascribed to them in the Paragraphs of this Agreement referred to below:

1.1“Agreement” is defined in the preamble to this Agreement.

1.2“Assumed Contracts” is defined in Paragraph 2.3 hereof.

1.3“Borough” shall mean the Borough of West Cape May, New Jersey.

1.4“Bookings” shall mean all bookings and reservations for guest, conference, meeting and banquet rooms or other facilities at the Premises for dates from and after the Closing Date.

1.5“Bulk Sales Act” is defined in Paragraph 13.19 hereof.

1.6“Bulk Sales Notice” is defined in Paragraph 13.19 hereof.

1.7“Business” is defined in the recitals to this Agreement.

1.8“Buyer” is defined in the preamble to this Agreement.

1.9“Buyer’s Renovations” is defined in Paragraph 9.1 hereof.

1.10“Closing” shall be the time the consideration required hereunder is paid from Buyer to Seller and the Closing deliveries are made by the parties in accordance with the terms and conditions hereof.

1.11“Closing Date” is defined in Paragraph 9.1 hereof.

1.12“Closing Extension Lease” is defined in Paragraph 9.1 hereof.

1.13“Deed” is defined in Paragraph 9.2 hereof.

1.14“Deposit” is defined in Paragraph 3.1 hereof.

1.15“Due Diligence Period” is defined in Paragraph 6.1.1 hereof.

1.16“Due Diligence Review” is defined in Paragraph 6.1.1 hereof.

1.17“Eminent Domain Notice” is defined in Paragraph 12.2 hereof.

1.18“Environmental Laws” is defined in Paragraph 10.2.23 hereof.

1.19“Escrow Agent” is defined in Paragraph 3.1 hereof.

1.20“Excluded Assets” is defined in Paragraph 2.9 hereof.

1.21“Existing Loans” is defined in Paragraph 3.3 hereof.

1.22“Existing Mortgage Payments” is defined in Paragraph 3.3 hereof.

1.23“Gift Certificates” is defined in Paragraph 9.3.8 hereof.

1.24“Guest Deposits” shall be all room rental deposits or prepaid rent for post-closing guest rentals.

1.25“Inventory” is defined in Paragraph 2.6 hereof.

1.26 “Leases” shall mean any leases of the Premises or any portion thereof.

1.27“Licenses and Permits” is defined in Paragraph 2.7 hereof.

1.28“Monthly Rent” is defined in Paragraph 9.1 hereof.

1.29“Permits” is defined in Paragraph 10.2.27 hereof.

1.30“Permitted Exceptions” is defined in Paragraph 4.1 hereof.

1.31“Permitted Room Rentals” is defined in Paragraph 10.2.14 hereof.

1.32“Person” shall mean any individual, corporation, partnership, trust, association or any other entity.

1.33“Prohibited Exceptions” is defined in Paragraph 4.2 hereof.

1.34“Premises” is defined in Paragraph 2.1 hereof.

1.35“Purchase Price” is defined in Paragraph 3 hereof.

1.36“Purchased Assets” is defined in Paragraph 2 hereof.

1.37“Quit Claim Property” is defined in Paragraph 5.2 hereof.

1.38“Restoration Period” is defined in Paragraph 9.1 hereof.

1.39“Seller” is defined in the preamble to this Agreement.

1.40“Seller’s Liquidated Damages” is defined in Paragraph 11.2 hereof.

1.41“Service Contracts” shall mean any service contracts involved with the Business, the Premises or the Purchased Assets, and as otherwise defined in Paragraph 2.3 hereof.

1.42“Survey” is defined in Paragraph 5.1 hereof.

1.43“Title Commitment” is defined in Paragraph 4.2 hereof.

1.44“Transaction” is defined in Paragraph 2.10 hereof.

1.45“Title Company” is defined in Paragraph 4.1 hereof.

2.SALE OF ASSETS.  Subject to all of the terms and conditions of this Agreement and on the basis of and in reliance on the covenants, agreements and representations and warranties set forth herein, the Seller agrees to sell and convey to Buyer, and the Buyer agrees to purchase, all of Seller's right, title and interest in and to:

2.1Real Property.  That certain tract of land lying, situate and being in the Borough of West Cape May, County of Cape May and State of New Jersey, designated as Block 4, Lot 6 on the Official Tax Maps of the Borough of West Cape May, and more specifically described in Exhibit “A” attached hereto, together with the improvements located thereon and all rights, privileges, easements, covenants and all right, title and interest of Seller, if any, in and to any land lying in the bed of any street, road, avenue or alley, open or closed, in front of or adjoining and appurtenances thereto (collectively, the “Premises”).

2.2Personalty.  All of Seller's tangible assets including furniture, fixtures, permits, (to the extent transferable) licenses, equipment, computers, software, all other assets used in the operation of the Business, together with any guarantees and warranties related thereto and all good will associated with the Business, except as otherwise specifically set forth in Exhibit “B” attached hereto.

2.3Service Contracts.  All service contracts listed on Exhibit “C” attached hereto, which contracts and all obligations thereunder are to be terminated by Seller prior to Closing, unless assumed by the Buyer at Closing at Buyer’s sole option (“Assumed Contracts”).  Seller shall indemnify and hold Buyer harmless for and against any and all claims arising prior to the Closing asserted against Buyer relating to the Assumed Contracts.

2.4Guest Deposits.  All Bookings and Guest Deposits, if any.

2.5Intangibles.  All of Seller’s interest in the name “Wilbraham Mansion” and all variations thereof and any permits, licenses, patents, copyrights, trademarks, trade names, domain names, URL names and other intangible personal property of Seller relating to the Business.  Seller shall execute and deliver to Buyer at closing a “Consent to Use of Name”, to allow Buyer to register the name as an alternate name with the New Jersey Department of Treasury and any and all other documents that may be necessary to transfer to Buyer all of Seller’s rights in and to the foregoing name.

2.6Inventory.  All of the Seller's perishable and non-perishable inventory (collectively, the “Inventory”).

2.7Licenses.  To the extent they may be transferred under applicable law, all licenses, permits, certificates of occupancy and authorizations presently issued in connection with the operation of all or any part of the Property as it is presently being operated (“Licenses and Permits”).

2.8Records.  All of Seller’s client and customer lists, employee files and records and all other records, correspondence and files of Seller relating to the Business (to the extent such records exist in writing or electronic form) from January 1, 2017 forward.

2.9Excluded Assets and Liabilities.  The assets of Seller excluded from assets to be transferred to Buyer are:  (a) all cash and cash equivalents including but not limited to all cash on hand, cash in banks, accounts, certificates of deposit, securities, (b) Seller’s automobiles; (c) all rights of Seller under this Agreement; (d) all Service Contracts (unless assumed by Buyer); (e) any obligation or liability with respect to periods prior to the Closing; (f) any liabilities or obligations for taxes or audits related thereto (including without limitation, sales and payroll taxes) arising from or relating to the Business prior to Closing; (g) any environmental liability arising or accruing prior to Closing or created by Seller;  (h) all leases and (i) all furniture and personal property located in Seller’s owner’s suite (collectively, the “Excluded Assets”).

(Hereinafter, the foregoing personal property of the Seller set forth in Paragraphs 2.1-2.8 above (excluding the Excluded Assets) are collectively referred to herein as the “Purchased Assets.”)

2.10Transaction.  The purchase of the Purchased Assets by Buyer from Seller, the satisfaction or waiver of all conditions set forth herein and the delivery of all instruments and other documents required for Closing hereunder are sometimes collectively herein referred to as the “Transaction.”

3.PURCHASE PRICE.  The purchase price to be paid by Buyer for the purchase of the Purchased Assets shall be Four Million Eight Hundred Twenty-Five Thousand Dollars ($4,825,000.00) (“Purchase Price”) to be paid in the following manner:

3.1Deposit.  Upon execution of this Agreement by Buyer, Buyer shall deposit Forty Eight Thousand Two Hundred Fifty Dollars ($48,250.00) (“Deposit”) with Drinker Biddle & Reath LLP, 105 College Road East, 3rd Floor, P.O. Box 627, Princeton, New Jersey 08542 (“Escrow Agent”).

3.2Payment of Purchase Price.  At the time of Closing, Buyer shall pay to Seller the Purchase Price, less the Deposit, (subject to the prorations and adjustments set forth in Paragraph 9.3 or as otherwise provided under this Agreement) in immediately available U.S. funds, by wire transfer as more particularly set forth in Paragraph 9 of this Agreement.

3.3Assumptions of Mortgage Loans.  Currently, Seller has mortgage loans (“Existing Loans”) with an approximate outstanding balance of Two Million Four Hundred Thousand 00/100 Dollars ($2,400,000.00), including an assumable mortgage with Wells Fargo Bank, N.A. with an approximate outstanding balance of Nine Hundred Thousand 00/100 Dollars ($900,000.00). The Existing Loans have monthly payments, including principal and interest, totaling approximately Twenty-Four Thousand Eight Hundred Sixty Seven 53/100 Dollars ($24,867.53).  The Existing Loans are with Republic Bank and Trust Company with monthly payments, including principal and interest, of Nine Thousand Seven Hundred Seventy 37/100 Dollars ($9,770.37), with Wells Fargo Bank, N.A. with monthly payments, including principal and interest, of Nine Thousand One Hundred Eighty Five 90/100 Dollars ($9,185.90) and with Cooperative Business Services with monthly payments, including principal and interest, of Five Thousand Nine Hundred Eleven 26/100 Dollars ($5,911.26) (the “Existing Mortgage Payments”).  Buyer may pursue an assumption of any, or all, of the Existing Loans.  In such event, Seller will cooperate with Buyer’s pursuit of the assumption and at Closing, execute any documents reasonably necessary to accomplish an assignment and assumption of any of the Existing Loans to Buyer.

3.4Financing Commitment.  Buyer shall obtain from one or more government regulated lenders loan commitments sufficient to finance the balance of the Purchase Price as set forth in this Paragraph 3 of this Agreement.  In the event that Buyer does not produce appropriate written proof of such commitments on or before October 1, 2019, Seller or Buyer may terminate this Agreement, in which event the Deposit shall be returned to Buyer and neither party shall have any further liability hereunder (except for Buyer's obligations to Seller set forth in Paragraph 13.11 and 7.1 hereof).

3.5Terms of Escrow.

3.5.1The Deposit shall be held in escrow by Escrow Agent in an interest bearing account until disbursed as herein provided.  Any interest accrued on the Deposit shall be paid to whichever party is entitled to the Deposit in accordance with the provisions of this Agreement and shall be credited against the Purchase Price upon Closing.  The Deposit shall be held and disbursed by Escrow Agent in the following manner:

(a)to Seller upon consummation of the Closing; or

(b)to Seller upon receipt of written demand therefor, stating that either (x) this Agreement has been terminated pursuant to a provision herein which states that Seller is entitled to the Deposit upon termination, and certifying the basis for such termination or (y) Buyer has defaulted in the performance of Buyer's obligations under this Agreement and the facts and circumstances underlying such default; provided, however, that Escrow Agent shall not honor such demand until at least ten (10) days after it has sent a copy of such demand to Buyer, nor thereafter if Escrow Agent shall have received written notice of objection from Buyer in accordance with the provisions of Section 3.5.2; or

(c)to Buyer upon receipt of written demand therefor, stating that either (x) this Agreement has been terminated pursuant to a provision hereof which states that Buyer is entitled to the Deposit upon termination, and certifying the basis for such termination, or (y) Seller has defaulted in the performance of Seller's obligations under this Agreement and the facts and circumstances underlying such default, or that Buyer is otherwise entitled to the Deposit under the provisions of this Agreement; provided, however, that Escrow Agent shall not honor such demand until at least ten (10) days after it has sent a copy of such demand to Seller, nor thereafter if Escrow Agent shall have received written notice of objection from Seller in accordance with the provisions of Section 3.5.2.

3.5.2Upon receipt of written demand for the Deposit by Buyer or Seller pursuant to clause (b) or (c) of Section 3.5.1, Escrow Agent shall promptly send a copy thereof to the other party.  The other party shall have the right to object to the delivery of the Deposit by sending written notice of such objection to

Escrow Agent within the greater of five (5) Business Days after Escrow Agent delivers a copy of the written demand to the objecting party but not thereafter.  Such notice shall set forth the basis for objecting to the delivery of the Deposit.  Upon receipt of such notice, Escrow Agent shall promptly send a copy thereof to the party who made the written demand.  As used herein, "Business Day" shall mean any day other than a Saturday, Sunday or any day on which banks in the State of New Jersey are required or are authorized by law to be closed.

3.5.3In the event of any dispute between the parties regarding the Deposit, Escrow Agent, at its option, may disregard all instructions received and either (i) hold the Deposit until the dispute is mutually resolved and Escrow Agent is advised of this fact in writing by both Seller and Buyer, or Escrow Agent is otherwise instructed by a final unappealable judgment of a court of competent jurisdiction, or (ii) deposit the Deposit into a court of competent jurisdiction (whereupon Escrow Agent shall be released and relieved of any and all liability and obligations hereunder from and after the date of such deposit).

3.5.4In the event Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive conflicting instructions, claims or demands from the parties hereto, or instructions which conflict with any of the provisions of this Agreement, Escrow Agent shall be entitled (but not obligated) to refrain from taking any action other than to keep safely the Deposit until Escrow Agent shall be instructed otherwise in writing signed by both Seller and Buyer, or by final judgment of a court of competent jurisdiction.

3.5.5Escrow Agent may rely upon, and shall be protected in acting or refraining from acting upon, any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties, provided that any modification of this Agreement shall be signed by Escrow Agent, Buyer and Seller.

3.5.6Seller and Buyer shall jointly and severally hold Escrow Agent harmless against any loss, damage, liability or expense incurred by Escrow Agent not caused by its willful misconduct or gross negligence, arising out of or in connection with its entering into this Agreement and the carrying out of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim of liability or participating in any legal proceeding.  Escrow Agent may consult with counsel of its choice, and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

3.5.7Escrow Agent may resign at will and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation specifying a date when such resignation shall take effect; provided, however, that (i) prior to such resignation a substitute escrow agent is approved in writing by Seller and Buyer, which approval shall not be unreasonably withheld or delayed, or (ii) Escrow Agent shall deposit the Deposit with a court of competent jurisdiction.  After such resignation, Escrow Agent shall have no further duties or liability hereunder.

3.5.8Buyer and Seller, together, shall have the right to terminate the appointment of Escrow Agent hereunder by giving to it notice of such termination, specifying the date upon which such termination shall take effect and designating a replacement Escrow Agent, who shall sign a counterpart of this Agreement. Upon demand of such successor Escrow Agent, the Deposit shall be turned over and delivered to such successor Escrow Agent, who shall thereupon be bound by all of the provisions hereof.

3.5.9Seller and Buyer shall share equally the responsibility for reimbursement to Escrow Agent of all out-of-pocket expenses, disbursements and advances (including reasonable attorneys' fees) incurred or made by Escrow Agent in connection with the carrying out of its duties hereunder. Notwithstanding the foregoing, neither Seller nor Buyer shall be responsible for any reimbursement caused or generated by Escrow Agent’s willful misconduct or gross negligence.

3.5.10Escrow Agent's agreements and obligations hereunder shall terminate and Escrow Agent shall be discharged from further duties and obligations hereunder upon final payment of the Deposit in accordance with the terms of this Agreement.

3.6Federal Tax Identification Numbers.  Buyer represents that its federal tax identification number is 83-1404287.  Buyer acknowledges that its federal tax identification number shall be used for reporting purposes with respect to the account to be established for the Deposit.

3.7Continued Representation of Seller.  Seller acknowledges that Drinker Biddle & Reath LLP is counsel to Buyer in connection with the transaction described in this Agreement, and anything to the contrary contained herein notwithstanding, it is expressly understood and agreed that Drinker Biddle & Reath LLP may continue to represent Buyer as Buyer's counsel in any dispute between Seller and Buyer relating to this Agreement, including any dispute relating to the Deposit, while continuing to act as Escrow Agent hereunder.  Nothing contained herein, nor the execution or delivery of this Agreement by Escrow Agent, shall in any way affect or require the termination of such attorney-client relationship, and Seller hereby specifically consents to the continued representation of Buyer by Drinker Biddle & Reath LLP in connection with this Agreement and in all suits, claims, controversies or disputes which may arise hereunder or under the Agreement, and Seller irrevocably waives any objection which Seller may have with respect to any such representation of Buyer by Drinker Biddle & Reath LLP which Seller might otherwise be entitled to assert.  This provision shall survive the termination of the Agreement.

4.CONDITION OF TITLE.

4.1Title.  Buyer agrees to accept fee simple title to the Premises in accordance with all of the provisions of this Agreement, and such title shall be insurable at regular rates by a title insurance company licensed to do business in the State of New Jersey selected by Buyer (“Title Company”).  Title to the Premises shall be as existed at the time Buyer receives the Title Commitment, as defined below, which shall be conveyed at Closing, free and clear of all mortgages or monetary liens except for real estate taxes and assessments not yet due and payable.  (Any title matters created by, through or under the Buyer are hereinafter, collectively, referred to as the “Permitted Exceptions.”).  Notwithstanding anything herein to the contrary, the items set forth on Schedule 4.1 attached hereto and incorporated herein shall be Permitted Exceptions to which Buyer cannot object pursuant to this Paragraph 4.

4.2Title Commitment.  Within ten (10) days of the date of this Agreement, Buyer shall, at its sole cost and expense, order a title commitment (“Title Commitment”) for the Premises and shall deliver copies of same to Seller within three (3) days of Buyer's receipt of same.  If such Title Commitment contains exceptions which are unacceptable to Buyer (“Prohibited Exceptions”), then Buyer shall notify Seller of same within ten (10) days of Buyer's receipt of the Title Commitment.  Seller shall have a period of five (5) days following receipt of such notice within which to notify Buyer whether or not Seller shall, at Seller's sole option, cost and expense, remove or cause to be removed the Prohibited Exceptions.  If Buyer does not notify Seller of any Prohibited Exceptions as provided in this Paragraph 4.2, the state of title as reflected by the Title Commitment shall be deemed to be acceptable to Buyer.

4.2.1If the Seller notifies Buyer that Seller cannot cause the Title Company to remove the Prohibited Exceptions, despite Seller’s best efforts, Buyer shall have a period of ten (10) days following receipt of such notice within which to notify Seller whether Buyer shall, at Buyer's sole option, either (i) accept such title as Seller can convey, without any reduction in the Purchase Price, or (ii) terminate this Agreement, in which event neither party shall have any further liability hereunder (except for Buyer's obligations to Seller set forth in Paragraph 13.11, and 7.1 hereof).  Failure of Buyer to provide timely notice pursuant to this Paragraph 4.2.1 shall constitute acceptance of the state of title as reflected by the Title Commitment.

4.2.2In the event the Seller notifies Buyer that Seller will attempt to have the Prohibited Exceptions removed, Seller will have until the end of thirty

(30) days to cause the Title Company to remove the Prohibited Exceptions.  If Seller cannot have the Prohibited Exception removed, Buyer may either (i) accept such title as Seller can convey without any reduction in the Purchase Price, or (ii) terminate this Agreement, in which event the Deposit shall be returned to Buyer and neither party shall have any further liability hereunder (except for Buyer's obligations to Seller set forth in Paragraph 13.11 and 7.1 hereof).

4.2.3If Seller is unable to convey title at Closing in accordance with the terms of this Agreement, Buyer may either (i) accept such title as Seller can convey without any reduction in the Purchase Price, or (ii) terminate this Agreement, in which event the Deposit, shall be returned to Buyer and neither party shall have any further liability hereunder (except for Buyer's obligations to Seller set forth in Paragraph 13.11 and 7.1 hereof).

4.3Monetary Liens.  Seller shall use the proceeds of the Purchase Price to discharge all monetary liens on the Premises at the Closing; provided, however if any monetary liens are disputed by Seller, Seller at its option shall have the right to either bond against such liens or escrow funds, as required by the Title Company to enable the Title Company to insure over or remove such liens as an exception to the Buyer's Title Commitment (at no additional expense to Buyer) and Seller shall have the right, at its sole expense, to challenge the validity, amount or priority of such lien.

5.SURVEY.

5.1The Survey.  Upon execution of the Agreement, Buyer may, at its sole cost and expense, obtain a survey of the Premises (“Survey”) prepared by a surveyor licensed in the State of New Jersey.  Within ten (10) days of receipt of the Survey, Buyer shall deliver a copy of the Survey to Seller.  Buyer shall raise any objections shown on the Survey within thirty (30) days of its receipt of same or the Survey shall be deemed acceptable to Buyer.  Seller shall have a period of five (5) days after receipt of the Survey objections to advise Buyer if it can cure the objections to the Survey.  In the event Seller elects to cure such objections, the cure shall be completed prior to Closing.  In the event Seller fails to respond within five (5) days or elects not to cure, Buyer shall have a period of thirty (30) days to either terminate this Agreement and receive a refund of the Deposit or proceed with the Transaction without a reduction in the Purchase Price.  The Survey shall be delivered together with a separate certified metes and bounds description of the Premises, if Buyer wishes the Deed to include Buyer’s surveyor’s legal description.

5.2Certification.  The Survey shall be certified to the Seller, the Buyer, the Title Company and Buyer's lender, if any.  To the extent the legal description generated from any Survey the Buyer obtains is different from the “legal description” for the Property conveyed into the Seller, the Seller will “quit claim” to Buyer any right it may have to any “excess” property disclosed by such Survey (“Quit Claim Property”).

6.INSPECTION MATTERS.

6.1Premises Inspection and Due Diligence.

6.1.1Buyer shall have until 5:00 p.m. Eastern Standard Time on the sixtieth (60th) day after the date of this Agreement (“Due Diligence Period”) to inspect and review, at Buyer's sole cost and expense (“Due Diligence Review”) the condition of the Premises including without limitation the plumbing, electrical, heating and air conditioning systems and the environmental condition of the Premises and to review the documents within Seller’s possession relating to the operation of the Business.  Seller shall provide reasonable access to the Premises to Buyer and Buyer's agents and employees during the Due Diligence Period, subject to the terms and conditions herein (as set forth in Section 7.1).

6.1.2Buyer shall be responsible for any and all losses, damages, charges and other costs associated with its Due Diligence Review and Buyer covenants and agrees to return the Premises to the same condition as existed prior to any inspections and studies.  Buyer agrees not to allow any liens to arise against the Premises as a result of such inspections and studies or Buyer's access to the Premises and agrees to indemnify, defend and hold Seller harmless from and against any and all claims, charges, actions, costs, expenses (including attorneys fees), suits, damages, injuries, or other liabilities which arise, either directly or indirectly, from Buyer's or its agent's, employee's or contractor's entry onto the Premises or for any testing or inspections related thereto.  This provision shall survive Closing or termination of this Agreement for any reason.

6.1.3Prior to the expiration of the Due Diligence Period, Buyer may terminate this Agreement, in its sole and absolute discretion, upon written notice to Seller of Buyer's decision to terminate this Agreement for any reason or no reason whatsoever.  Upon such termination, the Deposit shall be returned to Buyer, and thereafter Seller and Buyer shall have no further obligations or liabilities one to the other hereunder, except for Buyer's obligations under Paragraph 13.11 hereof.  If Buyer fails to deliver to Seller any written notice of termination prior to the expiration of the Due Diligence Period, and if this Agreement is not otherwise terminated pursuant to the provisions hereof, then this Agreement shall remain in full force and effect and Buyer shall be deemed to have accepted the condition of and state of title to the Premises, including any environmental conditions (other than any environmental conditions or change in the state of title to the Premises arising after the Due Diligence Period but prior to Closing not attributable to any actions by the Buyer or its representatives), as of 5:01 P.M. Eastern Standard Time on the last day of the Due Diligence Period.

Upon the expiration of the Due Diligence Period, the obligation of the Seller with respect to the physical condition of the Purchased Assets shall be to deliver possession of the Purchased Assets to Buyer in substantially the same physical condition (excluding normal wear and tear and casualty damage) as existed on the last day of the Due Diligence Period and Buyer has agreed to close title on the Premises and the Purchased Assets on the Closing Date on an as is and where is basis, with no right of set-off or reduction in the Purchase Price.

6.2Maintenance Prior to Closing.

6.2.1Until the time of Closing, Seller shall: (i) maintain the Premises in substantially the same manner as it is currently being maintained; (ii) not make any substantial alterations or changes to the Premises other than ordinary and necessary maintenance and repairs, without Buyer's prior written approval; (iii) maintain in effect all policies of property, casualty and liability insurance or similar policies of insurance, with no less than the limits of coverage now carried with respect to the Premises and the Business; (iv) timely pay all taxes, assessments, utility charges and rents and other charges affecting the Premises, Business, or the Purchased Assets; (v) be permitted to appeal any real Premises tax assessments; (vi) upon expiration of the Due Diligence Period, assuming Buyer has not terminated this Agreement, the Seller shall not make any commitments for room rentals which will occur post-closing without the prior written consent of Buyer unless such room rentals are Permitted Room Rentals and otherwise in the ordinary course; and (viii) not sell gift certificates not in the ordinary course of business. Nothing contained herein shall prevent Seller from acting to prevent loss of life, personal injury or Premises damage in emergency situations, or prevent Seller from performing any act with respect to the Premises which may be required by any applicable law, rule or governmental regulation.

6.2.2Until the time of Closing, Seller shall not enter into any leases with respect to any portion of the Premises or sell any of the Purchased Assets, without Buyer's prior written consent.  Seller may accept room rental commitments which will occur post-closing, provided that such room rentals are Permitted Room Rentals.

6.3Environmental Conditions.  During the Due Diligence Period subject to Section 6.1.2 herein, Buyer shall make such studies and investigations, conduct such tests and surveys and engage such specialists as Buyer deems appropriate to fairly evaluate the Premises and its risks from any environmental and hazardous materials and chemicals standpoint.

7.INSPECTIONS.

7.1Inspections, Tests etc.  While this Agreement is in effect, Buyer or its designees may enter the Premises at all reasonable times while this Agreement remains in full force and effect, provided such entry does not unreasonably interfere with Seller’s use of the Premises and operation of the Business, for the purpose of conducting inspections, measurements, surveys, engineering studies, traffic studies, soils tests and environmental assessments and audits or such other tests or studies as Buyer deems appropriate at Buyer's sole cost and expense.  Notwithstanding anything herein to the contrary, Buyer shall not undertake any invasive testing without the Seller’s consent.  Buyer may also conduct discussions with appropriate governmental authorities as Buyer may desire concerning Buyer's intended use of the Premises.  All such action taken by or on behalf of Buyer pursuant to this Paragraph shall be in accordance with all applicable laws, rules and regulations.  Buyer shall indemnify, defend and hold Seller harmless of, from and against all claims, causes of action and losses (including payment of costs, expenses and reasonable attorney’s fees) of any kind or nature, including, but not limited to, all liability by reason of injury (including death) to persons and damage to any Premises and liens or similar charges which may affect the Premises, resulting from the entry to the Premises or work or tests conducted thereon by or on behalf of Buyer.  Buyer shall repair any damages or restore the Premises to its condition before Buyer's entry thereon in the event Closing does not occur hereunder for any reason.  This provision shall survive Closing and termination of this Agreement for any reason.

8.RESERVE.

9.CLOSING.  Buyer and Seller hereby agree that the Transaction shall be consummated as follows:

9.1Closing Date.  Closing shall occur on or before November 29, 2019 (“Closing Date”).  The Closing shall take place at 10:00 A.M. Eastern Standard Time (or at such other time mutually convenient to the parties) in the offices of Drinker Biddle & Reath LLP, 105 College Road East, 3rd Floor, P.O. Box 627, Princeton, New Jersey 08542 or in a convenient location required by Buyer’s lender or at such other mutually acceptable place with title transfer and payment of the Purchase Price to be completed on the Closing Date as set forth in Paragraph 9.2 hereof.  Notwithstanding the foregoing, in the event that Dr. Harry Marker Carnes passes away prior to the Closing Date, the Seller shall have the right, upon prior written notice to Buyer to postpone the Closing Date for a period not to exceed Fifteen (15) months provided that the Parties agree upon a written lease of the Property pursuant to the essential terms below.  In such a case, Seller shall lease the Property to Buyer commencing on the original Closing Date or the date the parties agree upon a written lease, whichever is later (the “Closing Extension Lease”).  The Closing Extension Lease shall provide Buyer with full domain and control over the Property and Buyer shall pay all expenses related to the Property

(including taxes and insurance) and keep all income from the Property. Buyer shall pay monthly rent equal to the Existing Mortgage Payments due under the Existing Loans; provided, however, that Buyer’s maximum monthly rent payment due to Seller shall be Twenty-Five Thousand 00/100 Dollars ($25,000.00) (the “Monthly Rent”).  Buyer shall not be responsible for payments due under mortgages other than the Existing Loans. If Buyer performs any renovations or physical conversions of the Premises during the term of the Closing Extension Lease (“Buyer’s Renovations”), then such shall be performed at Buyer’s risk.  In the event that Closing fails to occur following the expiration of the Closing Extension Lease solely as a result of Buyer’s breach of any of its obligations or agreements required under this Agreement, and provided that Seller is not then in default of any of its obligations and agreements contained herein, Buyer shall be granted access to the Premises and shall, within 120 days of written notice from Seller, restore (at Buyer’s sole expense) the Premises to the same condition prior to Buyer’s Renovations to the extent that such restoration is commercially reasonable (the “Restoration Period”).  For the avoidance of doubt, the conversion of Buyer’s Renovations back to the same number of rentable rooms, at substantially the same dimensions, that existed prior to Buyer’s Renovations is agreed upon by the parties to be commercially reasonable; however, the restoration of the Premises to the extent that such restoration involves the removal or alteration of improvements that do not alter the amount of rentable rooms that existed prior to Buyer’s Renovations, which such improvements would include, without limitation, improvements to the lobby, is agreed upon by the parties to not be commercially reasonable.  During the Restoration Period or so much thereof as is needed to complete the restoration, Buyer shall continue to pay Monthly Rent as well as all expenses related to the Property (including taxes and insurance) and shall continue to keep all income from the Property.  The Closing Extension Lease shall contain a provision providing that if Closing fails to occur following the expiration of the Closing Extension Lease solely as a result of Buyer’s breach of any of its obligations or agreements required under this Agreement, Seller may recover its actual, provable, out-of-pocket damages, which will not be subject to the limitations in Section 11.2 of this Agreement, and shall include the provable and  actual costs of (x) the restoration of the Premises to the extent that such restoration is commercially reasonable and (y) the expenses not paid by Buyer during the Restoration Period; however, in no event shall Seller be entitled to recover punitive or consequential damages.  In addition to the remedies contained in Section 11.1 herein, if Closing fails to occur following the expiration of the Closing Extension Lease solely as a result of Seller’s willful breach of any of its obligations or agreements required under this Agreement, Buyer shall be entitled to (z) an action for specific performance or (w) in addition to a return of the Deposit, to recover from the Seller its actual damages equal to the costs actually incurred in connection with Buyer’s Renovations, including all construction costs, all application fees, any title costs, survey fees, legal fees, engineering, financing fees and all other consulting fees and all other fees or costs incurred in connection with Buyer’s Renovations.  The parties shall agree upon a mutually acceptable written lease prior to the original Closing Date consistent with the terms herein.

9.2Title Transfer and Payment of Purchase Price.  Seller agrees to convey title to (i) the Premises to Buyer by Bargain and Sale Deed with covenants as to grantors acts, and (ii) the Quit Claim Property, if applicable, by a Quit Claim Deed (collectively, the “Deed”) upon confirmation of receipt of the cash portion of the Purchase Price by Title Company as set forth below.  Effective upon the delivery of such Deed, possession shall pass from Seller to Buyer.

9.3Adjustments and Prorations.  The following adjustments and prorations shall be made at Closing:

9.3.1Real Estate Taxes.  Real Estate Taxes shall be prorated as of the Closing Date in accordance with the fiscal year of the taxing authority.  Seller shall pay all real estate taxes attributable to the Premises up to but not including the Closing Date.  If the real estate tax rate and assessments have not been set for the year in which the Closing occurs, then the proration of such taxes shall be based upon the rate and assessments for the preceding tax year, and such proration shall be adjusted in cash between Seller and Buyer upon presentation of written evidence that the actual taxes paid for the year in which the Closing occurs differ from the amounts used at Closing and in accordance with the provisions of Paragraph 9.3.9 hereof.

9.3.2Utilities.  Seller shall pay all sewer, water and other utility charges and other operating expenses attributable to the Premises up to but not including the Closing Date and Buyer shall pay all utility charges and other operating expenses attributable to the Premises on or after the Closing Date.   The utility services shall be transferred to the Buyer as of the Closing Date.

9.3.3Transfer Taxes.  Seller shall pay all transfer taxes related to this Transaction.

9.3.4Closing Costs.  Seller shall pay all charges and fees specified herein to be paid by Seller plus attorney's fees and all other professional fees incurred by Seller in connection with the Closing.  Buyer shall pay all charges and fees specified herein to be paid by Buyer plus attorney's fees and all other professional fees incurred by Buyer in connection with the Closing, the title insurance premium for both owner’s and lender’s policies, including all charges for special endorsements or exclusions from the title policy issued to Buyer, any fees or charges incurred as a result of recording any documents pertaining to the Transaction.  Seller shall pay the recording cost to clear title.  All other fees or charges shall be paid in accordance with local custom in New Jersey.

9.3.5Insurance.  Seller shall only be responsible for maintaining insurance coverage for the Premises as of the Closing Date and Buyer shall be responsible for maintaining insurance coverage for the Premises on the Closing Date and for all risk of loss thereafter.

9.3.6Governmental Improvements.  Certified, confirmed or ratified liens for governmental improvements as of the date of the Agreement, if any, shall be paid in full by Seller, and pending liens for governmental improvements as of the date of the Agreement shall be assumed by the Buyer.

9.3.7Prepaid Obligations.  Buyer shall reimburse Seller for any prepaid obligations under any of the Assumed Contracts or any other contracts, licenses or the like transferred to Buyer at Closing, which are listed on Exhibit “H” to this Agreement.  Seller shall provide Buyer with a credit for any Guests Deposits.

9.3.8Gift Certificates. At Closing, Seller shall provide a schedule that lists the total amount of unused gift certificates (“Gift Certificates”) previously issued in 2018 and 2019 and shall place, from the net Purchase Price, the amount equal to Eighty-Five Percent (85%) of the total of unused Gift Certificates in escrow with Seller’s counsel for 18 months to be used to pay Buyer for any redeemed gift certificates during that 18-month period. At the end of 18 months, any remaining escrow funds shall be released to Seller with no further obligation of Seller to Buyer.

9.3.9Delayed Adjustment.  If at any time following the Closing Date the amount of an item listed in any subparagraph of Paragraph 9.3 hereof shall prove to be incorrect, the party in whose favor the error was made shall promptly pay to the other party the sum necessary to correct such error upon receipt of proof of such error, provided that such proof is delivered to the party from whom payment is requested on or before one (1) year after Closing.

9.4Brokerage Commissions.

9.4.1Brokers.  Buyer and Seller represent and warrant to each other that no broker or agent was involved with this Transaction.

9.4.2Reciprocal Indemnities.  Seller agrees to indemnify Buyer and hold Buyer harmless from any loss, liability, damage, cost or expense (including, without limitation, court costs and reasonable attorney's fees) paid or incurred by Buyer by reason of any claim to any broker's, finder's, or other fee in connection with the Transaction by any party claiming by, through or under Seller.  Buyer agrees to indemnify Seller and hold Seller harmless from any loss, liability, damage, cost or expense (including, without limitation, court costs and reasonable attorney's fees) paid or incurred by Seller by reason of any claim to any broker's, finder's, or other fee in connection with the Transaction by any party claiming by, through or under Buyer.

9.5Seller's Deliveries at Closing.  At the Closing, Seller shall deliver or cause to be delivered to Buyer the following documents:

9.5.1Bargain and Sale Deed.  A bargain and sale deed with covenants as to grantors acts, duly executed and acknowledged, conveying to Buyer all of Seller's right, title and interest in and to the Premises, subject only to the Permitted Exceptions and to the extent there is any Quit Claim Property, a quit claim deed for such property.  Seller will provide such other certificates and/or affidavits necessary to record the Deed.

9.5.2Non-Foreign Status Affidavit.  A duly executed non-foreign status affidavit.

9.5.3Owner's/Seller's Affidavit.  An owner's/seller's affidavit of title in form and substance reasonably acceptable to the Title Company and to Seller’s counsel which is sufficient to cause the Title Company to remove those standard exceptions in the title policy relating to possession of the Premises, construction liens and other similar matters.

9.5.4Bill of Sale.  A bill of sale for the Purchased Assets excluding the Premises.  Seller shall physically deliver the Purchased Assets excluding the Premises to the Buyer at Closing including all door keys, security codes, safe codes, etc.

9.5.5Seller’s Closing Certificate.  A certification of Seller that the representations of Seller are true and correct as of the Closing Date in the form of Exhibit “D”.

9.5.6Deposits.  Seller’s certification that there are no unrefunded Guest Deposits, Gift Certificates or similar obligations.  If there are any outstanding Guest Deposits, Gift Certificates or the like Buyer shall be entitled to a credit at closing for the value of all such liabilities.  Seller shall also certify that Seller has not made any commitments or accepted any reservations for room rentals after Closing other than as disclosed to Buyer including the Permitted Room Rentals.  Buyer shall be entitled to a credit for any Permitted Room Rental deposits received by Seller.

9.5.7Closing Statement.  Duly executed counterpart of a closing statement setting forth all prorations and adjustments.

9.5.8Bulk Sales Escrow Agreement.  A bulk sales escrow agreement if a bulk sales escrow is required by the State of New Jersey.

9.5.9Other Documents.  Such other documents as may be reasonably required by the Title Company or as may be agreed upon by Seller and Buyer to consummate the Transaction.

9.6Buyer's Deliveries at Closing.

9.6.1Purchase Price.  Buyer shall deliver to Seller the balance of the Purchase Price as required pursuant to Paragraph 3.2.

9.6.2Authorizing Resolution.  A resolution of Buyer authorizing and approving the Transaction in form and substance reasonably acceptable to Seller's counsel.

9.6.3Buyer's Closing Certificate.  A Buyer’s Closing Certificate in the form of Exhibit “E” attached hereto, certifying that Buyer’s representations are true and correct as of the Closing Date and with Schedule 4.1 exceptions and such other exceptions reasonably satisfactory to Buyer.

9.6.4Closing Statement.  Duly executed counterpart of a closing statement setting forth all prorations and adjustments.

9.6.5Other Documents.  Such other documents or deliveries as may be reasonably required by the Title Company or as may be agreed upon by Seller and Buyer to consummate the Transaction.

9.7Evidence of Authority.  Seller and Buyer shall deliver to the Title Company and each other such documents and certificates as may be reasonably required by the Title Company or the other party to evidence the capacity of the parties hereto and the authority of the persons executing any documents on behalf of the parties hereto.

9.8Conditions to Buyer's Obligations.    Buyer's obligation to complete Closing under this Agreement is expressly conditioned upon the following:

9.8.1all representations and warranties of Seller herein being true and correct at the time of Closing; and

9.8.2Seller having performed all of its covenants and obligations hereunder; and

9.8.3The conditions set forth in Paragraph 9.8.1 through 9.8.2 shall have been and are subject only to such conditions as Buyer may approve in Buyer's sole discretion.

9.9Buyer Options.  If on or before the date of Closing all contingencies and conditions specified herein are not or cannot be satisfied, then Buyer shall have the option of (i) completing Closing hereunder if it so chooses at the Purchase Price, or (ii) canceling this Agreement in which case this Agreement shall become null and void and the Deposit shall be paid to Buyer. In the event such failure constitutes a failure of the condition set forth in Paragraph 9.8.1 or 9.8.2, Buyer shall be entitled to treat such failure as Seller's Default entitling Buyer to exercise the remedies set forth in Paragraph 11 below.

10.REPRESENTATIONS AND WARRANTIES.

10.1Buyer.  Buyer represents and warrants to Seller as of the date hereof and as of the Closing Date the following:

10.1.1Buyer is duly organized, validly existing limited liability company in good standing under the laws of the State of Delaware and has the full right and authority to enter into this Agreement and consummate the Transaction contemplated herein and each of the persons signing this Agreement and any other document or instrument contemplated hereby on behalf of Buyer is or will be authorized to do so.  This Agreement has been duly authorized, executed and delivered by Buyer, and is a legal, valid and binding obligation of Buyer enforceable in accordance with its terms.  All the documents executed by Buyer which are to be delivered to Seller at the Closing will be duly authorized, executed and delivered by Buyer and will be legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

10.1.2The person executing this Agreement on behalf of Buyer has been duly authorized and is empowered to bind Buyer to this Agreement.

10.1.3As of the date of Closing, Buyer will have at the financial condition and ability to consummate this transaction.

10.2Seller.  Seller represents and warrants to Buyer as of the date hereof and as of the Closing Date the following:

10.2.1Seller is a limited liability company duly incorporated and lawfully existing and in good standing under the laws of the State of New Jersey.

10.2.2Seller has the right to make, execute and perform this Agreement; and that the execution, delivery and performance of this Agreement does not constitute a violation of Seller’s certificate of formation, operating agreement, or any other instrument to which Seller is a party or by which Seller may be bound.

10.2.3That the execution and delivery of this Agreement and the performance by Seller of the obligations to be performed by it hereunder have been duly authorized by the proper entity actions of its members as may be necessary, and that there is no agreement of any kind, including but not limited to a pledge of the membership interest of Seller, that would prohibit or restrict such company actions.

10.2.4That the corporate officers executing this agreement are duly elected officers of the Seller and have received the authority to make and execute this Agreement and to bind Seller hereto.

10.2.5To the best of Seller’s knowledge, there is no asbestos containing materials or polychlorinated biphenyls (PCBs) installed or otherwise present at the Premises, except as set forth on Schedule 10.2.5 attached hereto.

10.2.6To the best of Seller’s knowledge, there are no taxes due under any tax law of New Jersey, so that the Purchase Assets are subject to attachment under New Jersey tax laws in accordance with N.J.S.A. 33:1-26, nor to any outstanding Notice of Obligation or Notice of Delinquency under N.J.A.C. 13:2-24.4.

10.2.7To the best of Seller’s knowledge, no sales taxes, room taxes, luxury taxes or similar taxes in the Business and Seller is not delinquent in the payment of any taxes, fees, interest, or penalties imposed by any State tax law for which a lien may attach pursuant to N.J.S.A. 54:49-1 or pursuant to the State Tax Uniform Procedure Law, R.S. 54:48-1, et seq., or any similar State tax law.  Seller acknowledges that Buyer shall file with the State of New Jersey, Division of Taxation, a notice of bulk transfer (Division of Taxation Form C-9600) as set forth in Section 13.20 hereof.

10.2.8Except as disclosed herein, there is no pending, or to Seller's knowledge threatened, litigation which does or would materially affect the ownership or use of the Premises, the Purchased Assets or the Business or Seller's ability to fulfill all of its obligations under this Agreement.  There are no unsatisfied judgments, penalties or awards against or affecting the Seller, the Business or the Purchased Assets.

10.2.9This Agreement has been duly authorized, executed and delivered by Seller, and is a legal, valid and binding obligation of Seller enforceable in accordance with its terms.  All the documents executed by Seller which are to be delivered to Buyer at the Closing will be duly authorized, executed and delivered by Seller and will be legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

10.2.10Seller has received no notice of any existing condemnation action, or pending assessments with respect to the Premises or, to Seller's knowledge, any proposed or threatened eminent domain or similar proceeding, or private purchase in lieu of such proceeding, which would affect Seller's interest in the Premises in any way whatsoever.

10.2.11Seller has received no notice of any outstanding unabated violations of any applicable building codes, health code, zoning or municipal ordinances, except as set forth in Exhibit “F” attached hereto.

10.2.12As of the date hereof to the best of Seller’s knowledge, the equipment, fixtures, and major heating, air conditioning, electrical and plumbing systems in the buildings located on the Premises are in working order in all material respects and there are no known roof leaks, except as set forth in Exhibit “I” attached hereto.

10.2.13To the best of Seller’s knowledge, Seller has good and marketable title to the Purchased Assets. The Purchase Assets will be transferred at Closing free of all liens and encumbrances.

10.2.14Seller represents that as of Closing, Service Contracts, licenses, Leases, employees and employment agreements shall be terminated or released with no liability to Buyer except for Assumed Contracts.  Seller further represents that it shall not accept any reservations or deposits for room rentals for dates that are on or after Closing except for reservations taken in the ordinary course of business on commercially reasonable terms provided that the reservations are not extended beyond December 31, 2020 and do not contain rates that are 5% greater than the 2019 rates, which shall be itemized for Buyer at Closing (“Permitted Room Rentals”).

10.2.15To the best of Seller’s knowledge, all federal, state, local and foreign tax returns have been filed with appropriate governmental agencies in all jurisdictions in which returns are required to be filed and all federal, state and local income, duties, profits, franchise, sale, use, payroll, excise withholding, value added and other taxes have been fully paid or adequately provided for.  Buyer may require an escrow at Closing for such amounts as may be required by the New Jersey Division of Taxation to protect Buyer against transfer liability.  The funds shall be held in escrow by the Buyer’s attorney in an interest bearing account to pay any sums due and owing to the State with any excess to be paid to the Seller.

10.2.16Seller has not received any written notice of any controversies pending between the Seller and any of its current or former employees which could result in any claims for a violation of any law arising from their employment with Seller.

10.2.17To the best of Seller’s knowledge, the delivery and performance of this Agreement and the Transaction do not and will not violate or conflict with, result in a breach of or constitute a default or otherwise cause any loss of benefit under any Assumed Contract to which Seller is a party, or give to others any rights in or with respect to the Purchased Assets or the Business.

10.2.18The Seller has not entered into any other Agreement for the sale of the Premises nor does any person or entity other than Buyer have any right or option to acquire the Premises.

10.2.19Seller is not aware of any material inaccuracies in the Seller materials provided to Buyer.

10.2.20Except as set forth in this Agreement, Seller has entered into no oral or written Leases, licenses, permits, franchises, concession or occupancy agreements affecting the Premises, except for the Permitted Room Rentals.

10.2.21Seller has not received any written notice, and Seller is not aware, of existing violations of any Federal, State, County, municipal or local laws, ordinances, orders, regulations or requirements affecting the Premises as of the date of this Agreement, and, if Seller receives any such written notice or such information prior to Closing, Seller agrees to provide Buyer with such information, including a copy of any written notice.

10.2.22Seller does not and will not at Closing have any liabilities or obligations, whether absolute, accrued or contingent, which would create any liability for Buyer or preclude or delay the Closing.  Seller does not know of any basis for the assertion against Seller, the Business or any of the Purchased Assets of any liability or obligation of any nature or in any amount except as disclosed to Buyer.  There are no undisclosed gift certificate programs, coupons, vouchers or other similar promotions relating to the Business.  Buyer shall not be liable for any Guest Deposits or Gift Certificates or similar expenses post-Closing, which Buyer has not agreed and been credited for at Closing.

10.2.23Seller has not received any written notice that any businesses and operations of Seller and all real property now or previously owned, operated, used or leased by, to or for Seller with respect to the Business, are not now or have not been in compliance with all applicable federal, state, local or other governmental laws or ordinances, and all applicable orders, decrees, directives, agreements, rules and regulations of or with foreign, federal, state, local or other governmental agencies courts or other governmental entities (including, without limitation, those relating to energy, safety, fire, health, zoning, anti-discrimination, antitrust, wage and hour and price and wage control, and those concerning or relating to protection of health and the environment (collectively referred to as the "Environmental Laws")).  Further, Seller has not received any notice of violation, citation, complaint, request for information, order, directive, compliance schedule, other similar enforcement order or any other notice from any administrative or governmental agency, court or other entity, indicating that any business or operation of Seller or any real property owned, operated, used or leased by, to or for Seller, was not or currently is not in compliance with all Environmental Laws, as defined above.  To the best of Seller's knowledge, there are no outstanding violations by or citations to the Business with respect to any local or State Board of Health (or similar entity).

10.2.24(i) Seller has not received any written notice that the Purchased Assets are in a materially unclean and unhealthful condition, containing materials and physical conditions which violate any Environmental Laws; (ii) to the best of Seller’s knowledge, all storage tanks (whether above or below ground) located in or on any real property now or previously owned, operated, used or leased by, to or for Seller, have not been identified to Buyer and are not in sound condition, free of corrosion and past or present leaks; (iii) to the best of Seller’s knowledge, any hazardous materials intended for use by Seller or generated at any of the real property owned, operated, used or leased by, to or for Seller or included in the Purchased Assets have been disposed of not in violation of any Environmental Laws; and (iv) to the best of Seller’s knowledge, all hazardous materials which have been utilized in the business or operation of Seller or which have been removed or emitted from the Premises were and are documented, transported and disposed of in compliance with all Environmental Laws.

10.2.25None of the employees of the Business is represented by any union or other collective bargaining representative, nor are there currently any attempts by any union or other collective bargaining representative to organize employees and, to the knowledge of Seller, there have been no such attempts within the last one year.  Since Seller commenced operating the Business, there has not been nor was there or, to the knowledge of Seller, is there threatened or contemplated, any strike, slowdown, picketing or work stoppage by any employees against Seller, any lockout by Seller of any of its employees or any labor trouble or other occurrence, event or condition of a similar character affecting, or which may affect, materially and adversely the Purchased Assets or the operations, properties, condition (financial or otherwise) or prospects of the Business.

10.2.26Seller has not established or been party to or bound by any profit-sharing, pension, retirement incentive or other similar plan or arrangement for any of its employees subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  The consummation of the transactions contemplated by this Agreement will not, alone or together with any other event, (i) entitle any person to severance pay, unemployment compensation or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee; or (iii) result in any liability under Title IV of ERISA or otherwise.

10.2.27To the best of Seller’s knowledge, the material licenses, permits, rights and other authorizations which are necessary for Seller to conduct the Business (collectively, the "Permits") are listed on Exhibit “G” to this Agreement.  At Closing, the Permits will be free of all liens, pledges, claims or other encumbrances of any nature whatsoever. To the best of Seller’s knowledge, Seller is not in default under, nor has Seller received any notice of any claim, default, deficiency or violation or any other claim or proceeding relating to, any such Permit.  To the best knowledge of Seller, all such Permits are renewable by their terms in the ordinary course of business without the need to comply with any special qualification procedure or to pay any amounts other than routine filing fees and will not be adversely affected by the consummation of the transactions contemplated by this Agreement.  No employee or former employee of the Business, or any other person, firm or corporation, owns or has any proprietary, financial or other interest, direct or indirect, in whole or in part, in any such Permit.  Seller will transfer the Permits to Buyer at Closing, to the extent assignable.

10.2.28The Premises are certified to be in compliance with the New Jersey Hotel and Multiple Dwelling Health and Safety Act, N.J.S.A. 55:13A-1 et seq., and the regulations promulgated thereunder.  Upon execution of this Agreement, Seller shall provide Buyer with a copy of a current State Housing Certificate to evidence such compliance.

10.2.29Seller has obtained and has in good standing a Borough of West Cape May Mercantile License.

10.2.30To the best of Seller’s knowledge, there are no underground storage tanks installed or otherwise present at the Property and none have been removed.

10.2.31There are no facilities located outside the Premises which are used in the operation of the Business.

10.2.32There are no real estate tax appeal proceedings currently pending with respect to the Purchased Assets.

10.2.33To the best of Seller’s knowledge, there are no undisclosed gift certificate programs, coupons, vouchers or other similar promotions relating to the Purchased Assets except as forth on Schedule 10.2.33.

10.2.34Schedule 10.2.34 sets forth a correct list of all Bookings for the Premises as of the Effective Date.  Seller has not sold any timeshare interests or other recurring ownership or occupancy rights in the Premises except the Bookings.

11.DEFAULT AND REMEDIES.

11.1Buyer Remedies.  If Seller fails to perform any of its obligations or agreements contained herein and if Buyer is not then in default of any of its obligations and agreements contained herein, then Buyer may pursue all of the following remedies:  either (i) to terminate this Agreement by giving written notice of termination and the reasons therefor to Seller, in which event neither Seller nor Buyer shall have any further obligations or liabilities one to the other hereunder (except for Buyer's obligations under Paragraphs 13.11 and 7.1 hereof and as set forth below upon a willful refusal by Seller to close), the Deposit shall be returned to Buyer, or (ii) Buyer may proceed to Closing for conveyance of the Purchased Assets, pursuant to which Seller shall convey to Buyer such title to the Purchased Assets as Seller then holds on the date of Closing and subject to the Permitted Exceptions consistent with the terms of this Agreement and Buyer shall take the Purchased Assets in the physical condition as then exists consistent with the terms of this Agreement without a reduction in the Purchase Price.  Notwithstanding the foregoing, in the event of a willful breach by Seller, Buyer shall be entitled to specific performance or, in addition to a return of the Deposit, to recover from the Seller its actual damages equal to the costs actually incurred in connection with the negotiation of this Agreement, application fees, any title costs, survey fees, legal fees, engineering, financing fees and all other consulting fees and all other fees or costs incurred in connection with its Due Diligence Review.

11.2Seller Remedies.  If Buyer fails to perform or breaches any of its obligations or agreements required under this Agreement after ten (10) days’ notice and an opportunity to cure, or fails to close the Transaction (except for in the event of a permitted termination of this Agreement in accordance with the provisions hereof), then Seller may elect as Seller's sole remedy option hereunder to terminate this Agreement and to receive the Deposit and Buyer shall have no further obligations or liabilities one to the other hereunder, except for Buyer's obligation under Paragraph 13.11 hereof.  Seller's election to receive the Deposit as “liquidated damages” is agreed to by the parties due to the difficulty, inconvenience and uncertainty of ascertaining actual damages for such breach by Buyer and Buyer agrees that the same is a reasonable and fair estimate of damages and not a “penalty.”

12.RISK OF LOSS; CONDEMNATION; CASUALTY LOSS.

12.1Risk of Loss.  Risk of loss shall be borne by the Seller until the Closing, reasonable wear and tear excepted.

12.2Eminent Domain.  In the event, after the execution of this Agreement, all or a material portion of the Premises is taken by eminent domain or becomes subject to a taking by eminent domain or a deed in lieu of condemnation prior to Closing, Seller shall immediately notify Buyer in writing of the same (“Eminent Domain Notice”) and Buyer must elect (as its sole and exclusive remedy) to either (i) terminate this Agreement by giving notice to such effect (in which event neither Seller nor Buyer shall have any further obligations or liabilities one to the other, except for Buyer's obligations under Paragraph 13.11 hereof, and the Deposit shall be returned to Buyer) or (ii) proceed with Closing as set forth herein and accept title to the Premises subject to such taking or proceeding together with an assignment of all of Seller's rights and interest in and to any proceeds or compensation which remain unpaid to Seller in connection with such taking and a credit against the Purchase Price for any amounts previously paid to Seller as condemnation proceeds or compensation in connection with such taking.  Buyer's failure to give timely notice under Paragraph 12.2 (i) shall be deemed to be an election under Paragraph 12.2 (ii).  A taking shall be deemed “material” for the purposes of this Paragraph 12.2 if Ten Percent (10%) or more of the Premises is taken.

12.3Casualty Loss.  If the Premises is damaged by fire, vandalism, storm, flood, or any other casualty between now and the Closing, the parties shall obtain an estimate, from an established contractor of their choice, of the cost of repairing the damage.  If the estimated cost is less than 10% of the Purchase Price, the Seller shall (a) repair the damage before the Closing at the Seller's expense or (b) deduct the estimated cost from the Purchase Price and upon either option, Seller shall retain any insurance proceeds.  If the estimated cost is equal to or more than 10% of the Purchase Price, the Buyer may (a) terminate this Agreement, whereupon the Deposit shall be returned to Buyer, or (b) proceed with the purchase with an assignment of the insurance claim, if any, without abatement of the Purchase Price.  If the estimated cost is equal to or more than Ten Percent (10%) of the Purchase Price, then Seller, upon ten (10) days notice to Buyer may terminate this Agreement whereupon Seller shall reimburse Buyer its expenses related to this Transaction and the Deposit shall be returned to Buyer and neither party shall have any further liability to the other hereunder except for Buyer's obligations pursuant under Paragraph 13.11.

13.ADDITIONAL COVENANTS.

13.1Notices.  Any notice, request, demand, instruction or other communication to be given to either party hereunder (except those required to be delivered at Closing) shall be in writing, and shall be deemed to be delivered upon the earlier to occur of (i) actual receipt if delivered by hand or by commercial overnight courier to the address indicated, or (ii) the third business day after deposit in registered or certified United States Postal Service mail, return receipt requested, postage prepaid, addressed as set forth below, or (iii) if sent by facsimile or other telecopy or electronic transmission to the facsimile number or email address set forth below, on the day of receipt if received by 5:00 p.m. local time, or if received after 5:00 p.m. local time, on the next following business day; provided, however, copies of all notices delivered by facsimile shall be forwarded to the recipient thereof by overnight courier or United States mail.

IF TO BUYER:

HCo Cape May LLC

2100 Powers Ferry Road S.E., Suite 370

Atlanta, GA   30339

Attn:  Nathan Kivi

Email:  nathan.kivi@hotelierco.com

WITH A COPY TO:

Drinker Biddle & Reath LLP

Attn:  Dorothy Bolinsky, Esq.

105 College Road East, 3rd Floor

P.O. Box 627

Princeton, NJ  08542-0627

Fax:  (609) 799-7000

Email:  Dorothy.Bolinsky@dbr.com

IF TO SELLER:

Wilbraham Mansion LLC

133 Myrtle Avenue

West Cape May, New Jersey

Attn: Doug Carnes & Joanne Carnes

Email: dcarnes@shippersadvocate.com

joannecarnes@verizon.net

WITH A COPY TO:

Gruccio, Pepper, De Santo & Ruth, P.A.

817 E. Landis Avenue

Vineland, NJ  08360

Attn: Robert A. De Santo, Esq.

Fax:  (856) 692-4095

Email: bobdesanto@grucciopepper.com

The fax number, addresses and email addressees for the purpose of this Paragraph may be changed by either party by giving written notice of such change to the other party in the manner provided herein.  Counsel for a party may give notice to the other party with the same effect as if given by a party.

13.2Attorneys' Fees.  In the event of any litigation between the parties arising out of or related to this Agreement or the parties rights, duties or obligations related hereto, the prevailing party in such suit shall be entitled to recover, in addition to all other remedies or damages, its reasonable attorneys' fees and costs incurred in connection with such suit.

13.3Entire Agreement and Modification.  This Agreement and the attachments hereto constitute the entire agreement between Buyer and Seller and supersedes all prior agreements and understandings (if any), oral or written, relating to the subject matter hereof.  This Agreement cannot be amended, modified or altered except by an agreement in writing executed by both Buyer and Seller.

13.4Binding Effect.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors, permitted assigns and legal representatives.

13.5Assignment.  Buyer may transfer its right, title and interest to this Agreement, or part hereof, to an entity in which Nathan Kivi maintains a majority interest and voting control, provided the assignee entity assumes all of the obligations of the Buyer hereunder.  Nothing herein shall be deemed to release Buyer of the obligation to consummate the Transaction.

13.6Headings.  Paragraph headings are for convenience of reference only and shall in no way affect the meaning or interpretation of this Agreement.

13.7Governing Law.  The laws of the State of New Jersey shall govern the validity, construction, enforcement and interpretation of this Agreement.  Any action filed by either party shall be filed in the Superior Court of New Jersey Cape May County.

13.8Return of Documents.  Upon termination of this Agreement (except for a termination arising from Seller’s breach), Buyer shall promptly thereafter deliver to Seller copies of all documents provided to Buyer from Seller and all plans, surveys, studies, maps, photographs, reports, approvals, diagrams of any nature obtained or prepared by or on behalf of Buyer pertaining to the Premises or the Business. This provision shall survive termination of this Agreement.

13.9Jury Waiver.  The parties waive the right to trial by jury in any litigation arising out of or related to this Agreement or the duties or obligations of the parties arising therefrom.

13.10Post Closing Obligations.  Subject to Paragraph 9.3 Seller shall pay all liabilities of the Business incurred and payable prior to the Closing Date.

13.11Survival.  Except as provided in Paragraph 9.3.8, any provision expressly subject to survival shall survive termination or closing and transfer of title, as the case may be, for a period of 12 months.  All other provisions shall merge and not survive termination or closing and transfer of title as the case may be.

13.12Further Assurances.  Seller and Buyer each agree to execute any and all documents necessary to effectuate the purposes of this Agreement and consummate the transaction.

13.13Counterpart Execution.  This Agreement may be executed in one or more counterpart copies which, taken together, shall constitute one and the same agreement and facsimile signatures shall be acceptable and enforceable.

13.14Neuter and Gender.  For purposes of this Agreement the neuter shall be deemed to include the masculine and the feminine, and the singular shall be deemed to include the plural and the plural the singular as the context may require.

13.15Offer Termination.  In the event that the Seller fails to accept this written offer (as evidenced by Seller executing and counter-signing this Agreement and forwarding an original fully-executed copy to Buyer) on or before July 9, 2019, 5:00 p.m. Eastern Standard Time, this offer shall be automatically rescinded; and the parties hereto shall have no further liability to each other pursuant to this offer.

13.16Like Kind Exchange.  Buyer shall cooperate with Seller and execute any documents reasonably required to permit Seller to effect a like kind exchange pursuant to §1031 of the Internal Revenue Code provided that Buyer will incur no cost liabilities or obligations as a result of such an accommodation and Seller shall indemnify and hold harmless Buyer with regard to same.  This paragraph shall survive closing of title hereunder.

13.17Confidentiality.  The parties hereto agree to use their best efforts not to disclose any of the material terms of this Agreement or information discovered during Due Diligence (except to the extent as may be required by law or as required by the Title Company or the officers, directors, partners, employees, agents, or attorneys of the parties hereto in the ordinary course of business or in conjunction with the Transaction) without the prior written consent of the other party.

13.18Bulk Sales.  The parties acknowledge that the provisions of the New Jersey Sales and Use Tax Act, N.J.S.A. 54:32B-1 et seq. (“Bulk Sales Act”), are applicable to the sale of the Premises by Seller.  Buyer shall submit the required Notification of Sale, Transfer or Assignment in Bulk (Form C-9600) (“Bulk Sale Notice”) and all required attachments to the New Jersey Department of the Treasury, Division of Taxation, Bulk Sales Section (“Section”) not later than fifteen (15) business days prior to Closing.  Such filing shall be made by overnight delivery to the address specified by the Section for such filing by overnight delivery.  Seller shall cooperate with the Buyer in connection with such submission by supplying any other information necessary for Buyer to file the Bulk Sales Notice.  In the event that the New Jersey Division of Taxation requires Buyer to hold a portion of the Purchase Price in escrow for potential tax liabilities of Seller, Seller authorizes Buyer to comply with such requirement and Buyer’s Attorney shall hold such amount, in escrow, and is authorized to disburse same upon receipt of authorizations, and in accordance with directions, from the Division of Taxation and the balance of the escrow, if any, shall be paid to Seller.  This paragraph shall survive the Closing.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto is effective as of the date of Seller's execution hereof as set forth below.

WITNESS:SELLER:

WILBRAHAM MANSION LLC

_____________________________By:Name:

Title:

WITNESS:BUYER:

HCo Cape May LLC

__________________________By:_________________________________

Name: Nathan Kivi

Title: Manager

INDEX OF EXHIBITS

Exhibit “A”-Legal Description of the Premises

Exhibit “B”Schedule of Excluded Personal Property

Exhibit “C”-Service Contracts

Exhibit “D”-Seller’s Closing Certificate

Exhibit “E”-Buyer’s Closing Certificate

Exhibit “F”-Outstanding Violations Known to Seller

Exhibit “G”-List of Permits

Exhibit “H”-Schedule of Prepaid Rentals

Exhibit “I”-Maintenance Issues Known to Seller

Schedule “4.1”-Permitted Exceptions

Schedule “10.2.5”  -  Known Asbestos Containing Materials

Schedule “10.2.14”  - Rate Schedule

Schedule “10.2.33”  - List of Promotions

Schedule “10.2.34”  - List of Bookings

Exhibit “A”

LEGAL DESCRIPTION OF THE PREMISES

ALL that certain lot, piece or parcel of land situate, lying and being in the Borough of West Cape May, in the County of Cape May, State of NJ, described as follows:

BEGINNING at a point in the northeasterly line of Myrtle Avenue, said beginning point being distant 159.50 feet from the division line between lands of Borough of West Cape May, and lands now or formerly Citizens National Bank of South Jersey, said division line being parallel with Park Boulevard, 50 feet wide, and 25 feet westwardly therefrom when measured at right angles thereto, and extending, thence:

1. Along said northeasterly line of Myrtle Avenue, North 60 degrees 27' West, 107.12 feet to a point; thence
2. Along the southeasterly line of Lot 5 and 13, Block 4, as shown on the Borough of West Cape May Tax Map (lands now or formerly William R. Sheppard) North 17 degrees 02' East, 286.30 feet to a point; thence
3. Along the southwesterly line of lots fronting on Yorke Avenue, South 60 degrees 50' East, 106.97 feet to a point; thence
4. Along the northwesterly line of Lots 7.02 and 7.01, said Block 4 (lands now or formerly Citizens National Bank South Jersey) South 17 degrees 02' West, 287.04 feet to the point and place of beginning.

Comprising Lot # 6, Block #4, as shown on the Borough of West Cape May Tax Map, and known as No. 133 Myrtle Avenue, West Cape May, N.J. 08204

The herein described premises being in accordance with a Plan of Survey, Block #4, Lot #6, Borough of West Cape May, Cape May County, New Jersey, dated November 3, 1993, prepared by William P. Sweeney, L.L.S. #3410 Bayshore Road, North Cape May, NJ 08204, License #15881.

NOTE FOR INFORMATION PURPOSES ONLY AND NOT TO BE CONSIDERED PART OF THE LEGAL DESCRIPTION: Pursuant to NJSA 46:26A-3(a)(5)(b) said premises is designated as Lot 6 of Block 4 on the current tax map of the Borough of West Cape May, Cape May County, New Jersey.

Seller’s Initials: ___________________Buyer’s Initials: ________________

Exhibit “B”

SCHEDULE OF EXCLUDED PERSONAL PROPERTY

Seller’s Initials: ___________________   Buyer’s Initials: _______________

Exhibit “C”

SERVICE CONTRACTS

Seller’s Initials: ___________________   Buyer’s Initials: ________________

Exhibit “D”

SELLER’S CLOSING CERTIFICATE

THIS CLOSING CERTIFICATE is made as of the       day of                , 20__, by WILBRAHAM MANSION LLC (“Seller”), to and in favor of HCo CAPE MAY LLC, a Delaware limited liability company (“Buyer”), under and pursuant to that certain Asset Sale and Purchase Agreement by and between Seller and Purchaser dated as of       , 2019 (the “Agreement”), for the purchase and sale of certain real Premises located in Borough of West Cape May, New Jersey and more commonly known as the Wilbraham Mansion, as more particularly described in the Agreement.  Capitalized terms used, but not defined herein, shall have the meanings given them in the Agreement.

Except as disclosed on Schedule “A” attached hereto and made a part hereof, Seller hereby reconfirms, remakes and rewarrants to Buyer as of the date hereof each of the representations, warranties and covenants made by Seller and contained in the Agreement in the same manner as such representations, warranties and covenants were made in the Agreement, each of which is incorporated herein and made a part hereof by this reference.  Except as modified hereby, Seller hereby confirms that each of said representations and warranties are true and accurate in all material respects as of the date hereof.

Nothing in this Closing Certificate shall be deemed to expand the obligations and liabilities of Seller under the Agreement and all of the provisions of Paragraph ____ of the Agreement shall be incorporated herein by reference.

IN WITNESS WHEREOF, Seller has executed this Closing Certificate as of the day and year first above written.

WILBRAHAM MANSION LLC

By:______________________________

Name:

Title:

Schedule A – Disclosure

Seller’s Initials: ___________________Buyer’s Initials: ________________

Exhibit “E”

BUYER'S CLOSING CERTIFICATE

THIS CLOSING CERTIFICATE is made as of the       day of                , 20__, by HCo CAPE MAY LLC, a Delaware limited liability company (“Purchaser”), to and in favor of WILBRAHAM MANSION LLC (“Seller”), under and pursuant to that certain Purchase and Sale Agreement by and between Seller and Purchaser dated as of       , 2019 (the “Agreement”), for the purchase and sale of certain real Premises located in Borough of West Cape May, New Jersey and more commonly known as the Wilbraham Mansion, as more particularly described in the Agreement.  Capitalized terms used, but not defined herein, shall have the meanings given them in the Agreement.

Except as disclosed on Schedule “A” attached hereto and made a part hereof, Purchaser hereby reconfirms, remakes and rewarrants to Seller as of the date hereof each of the representations, warranties and covenants made by Purchaser and contained in the Agreement in the same manner as such representations, warranties and covenants were made in the Agreement, each of which is incorporated herein and made a part hereof by this reference.  Except as modified hereby, Purchaser hereby confirms that each of said representations and warranties are true and accurate in all material respects as of the date hereof.

Nothing in this Closing Certificate shall be deemed to expand the obligations and liabilities of Purchaser under the Agreement and all of the provisions of Paragraph ____ of the Agreement shall be incorporated herein by reference.

IN WITNESS WHEREOF, Purchaser has executed this Closing Certificate as of the day and year first above written.

HCo CAPE MAY LLC

By:_____________________________

Name: Nathan Kivi

Title:Manager

Schedule A – Disclosure

Seller’s Initials: ___________________Buyer’s Initials: ________________

Exhibit “F”

OUTSTANDING VIOLATIONS KNOWN TO SELLER

None.

Seller’s Initials: ___________________Buyer’s Initials: ________________

Exhibit “G”

LIST OF PERMITS

Seller’s Initials: ___________________   Buyer’s Initials: ________________

Exhibit “H”

SCHEDULE OF PREPAID RENTALS (UPDATED AT CLOSING)

Seller’s Initials: ___________________   Buyer’s Initials: ________________

EXHIBIT I

MAINTENANCE ISSUES KNOWN TO SELLER

Seller’s Initials: ___________________   Buyer’s Initials: ________________

SCHEDULE “4.1”

PERMITTED EXCEPTIONS

TO BE DETERMINED.

Seller’s Initials: ___________________   Buyer’s Initials: ________________

SCHEDULE “10.2.5”

KNOWN ASBESTOS CONTAINING MATERIALS

Asbestos is present around piping in the basement.

Seller’s Initials: ___________________Buyer’s Initials: ________________

SCHEDULE “10.2.14”

RATE SCHEDULE

Seller’s Initials: ___________________   Buyer’s Initials: ________________

SCHEDULE “10.2.33”

LIST OF PROMOTIONS

Seller’s Initials: ___________________   Buyer’s Initials: ________________

SCHEDULE “10.2.34”

LIST OF BOOKINGS (UPDATED LIST TO BE PROVIDED AT CLOSING)

Seller’s Initials: ___________________   Buyer’s Initials: ________________

ASSET SALE AND PURCHASE AGREEMENT

dated

________________, 2019

between

SPE LABRUSCIANO LLC, a New Jersey Limited Liability Company, Seller-SPE

J&L LABRUSCIANO PARTNERS, a New Jersey General Partnership, Seller-J&L

and

HCo CAPE MAY LLC, a Delaware Limited Liability Company, Buyer

Albert Stevens Inn

127 Myrtle Avenue

Block 4

Lot 5

Borough of West Cape May, New Jersey

ASSET SALE AND PURCHASE AGREEMENT

THIS SALE AND PURCHASE AGREEMENT (this “Agreement”) is made as of this _______ day of ______________, 2019, by and between SPE LABRUSCIANO LLC, a New Jersey limited liability company (“Seller-SPE”), and J&L LABRUSCIANO PARTNERS (“Seller- J&L”) with an address at 127 West Myrtle Avenue, West Cape May, New Jersey 08204 (at times Seller-SPE and Seller-J&L together are referred to as “Sellers”) and HCo Cape May LLC, a Delaware limited liability company, with an address at c/o Nathan Kivi, Hotelier Co., 2100 Powers Ferry Road SE #370, Atlanta, GA  30339 (“Buyer”).  Sellers and Buyer collectively are referred to at times as “the parties”, and alone as “party”.

BACKGROUND

WHEREAS, Seller-SPE is the owner of certain real property with improvements located thereon, commonly known as 127 Myrtle Avenue, West Cape May, Cape May County, New Jersey, designated as Block 4, Lot 5, on the Official Tax Map of the Borough of West Cape May, Cape May County, New Jersey (“Premises”); and

WHEREAS, Seller-J&L is the owner and operator of the “Albert Stevens Inn” which is licensed to operate a ten (10) unit (not including owner’s quarters) bed and breakfast at the Premises, and is operating as a whole house rental establishment (“Business”); and

WHEREAS, Buyer desires to purchase the Business Assets from Seller-J&L and the Premises from Seller-SPE together with the improvements located thereon and all fixtures, equipment, furniture, inventory, trade names, licenses and permits owned by Sellers and used in conjunction with the operations of the Business excluding the Excluded Assets, pursuant to and under the terms and conditions set forth in this Agreement; and

WHEREAS, Seller-J&L desires to sell to Buyer the Business Assets, and Seller-SPE desires to sell to Buyer the Premises as described in this Agreement, pursuant to and under the terms and conditions set forth in this Agreement; and

WHEREAS, Buyer and Sellers understand and agree that the Premises and the Business Assets are not being, and cannot be, purchased or sold separately; Buyer has no right under any circumstances to purchase one but not the other under this Agreement.

W I T N E S S E T H

NOW THEREFORE, in consideration of the foregoing recitals and the mutual covenants and agreements set forth herein and intending to be legally bound hereby, and intending that the above recitals be made a part of this Agreement, the parties hereto hereby agree as follows:

14.DEFINITIONS.  Whenever used in this Agreement, the following words and phrases shall have the respective meanings ascribed to them in the Paragraphs of this Agreement referred to below:

14.1“Agreement” is defined in the preamble to this Agreement and consists of this written contract document and any amendment, addendum and riders thereto that may come into existence.

14.2“Assumed Contracts” is defined in Paragraph 2.4 hereof.

14.3“Borough” shall mean the Borough of West Cape May, New Jersey, being the municipality in which the Premises is located.

14.4“Bookings” shall mean all bookings and reservations for guest, conference, meeting and banquet rooms or other facilities at the Premises for dates from and after the Closing Date.

14.5“Business” is defined in the recitals to this Agreement

14.6“Business Assets” is defined as the Purchased Assets excluding the Premises.

14.7“Buyer” is defined in the preamble to this Agreement.

14.8“Closing” shall be the time the consideration required hereunder is paid from Buyer to Seller and the Closing deliveries are made by the parties in accordance with the terms and conditions hereof.

14.9“Closing Date” is defined in Paragraph 9.1 hereof.

14.10“Deed” is defined in Paragraph 9.3 hereof.

14.11“Deposit” is defined in Paragraph 3.1 hereof.

14.12“Due Diligence Period” is defined in Paragraph 6.1.1 hereof.

14.13“Due Diligence Review” is defined in Paragraph 6.1.1 hereof.

14.14“Escrow Agent” is defined in Paragraph 3.1 hereof.

14.15“Excluded Assets” is defined in Paragraph 2.11 hereof.

14.16“Guest Deposits” shall be all room rental deposits or prepaid rent for post-closing guest rentals.

14.17“Inventory” is defined in Paragraph 2.8 hereof.

14.18“Leases” shall mean any leases of the Premises or any portion thereof.

14.19“Permitted Exceptions” is defined in Paragraph 4.1 hereof.

14.20“Person” shall mean any individual, corporation, limited liability company, partnership, trust, association or any other entity.

14.21“Prohibited Exceptions” is defined in Paragraph 4.2 hereof.

14.22“Premises” is the real property being purchased and sold under this Agreement as defined in Paragraph 2.1 hereof.

14.23“Purchase Price” is defined in Paragraph 3 hereof.

14.24“Purchased Assets” is defined in Paragraph 2 hereof.

14.25“Seller-SPE” is defined in the preamble to this Agreement

14.26“Seller-J&L” is defined in the preamble to this Agreement.

14.27“Service Contracts” shall mean any service contracts involved with the Business, the Premises or the Purchased Assets, and as otherwise defined in Paragraph 2.4 hereof.

14.28“Survey” is defined in Paragraph 5.1 hereof.

14.29“Title Commitment” is defined in Paragraph 4.2 hereof.

14.30“Transaction” is defined in Paragraph 2 hereof.

14.31“Title Company” is defined in Paragraph 4.1 hereof.

15.SALE OF ASSETS.  Subject to all of the terms and conditions of this Agreement and on the basis of and in reliance on the covenants, agreements and representations and warranties set forth herein, the Sellers agree to sell and convey to Buyer, and the Buyer agrees to purchase from Sellers, all of Sellers’ right, title and interest in and to:

15.1Real Property (From Seller-SPE).  That certain tract of land lying, situate and being in the Borough of West Cape May, County of Cape May and State of New Jersey, designated as Block 4, Lot 5 on the Official Tax Maps of the Borough of West Cape May, and more specifically described in Exhibit “A” attached hereto, together with the improvements located thereon and all rights, privileges, easements, covenants and all right, title and interest of Seller-SPE, if any, in and to any land lying in the bed of any street, road, avenue or alley, open or closed, in front of or adjoining and appurtenances thereto (collectively, the “Premises”).

15.2Personalty (From Seller-J&L).  All of Seller-J&L's tangible Business assets including furniture, fixtures, permits (to the extent transferable), licenses (to the extent transferable), equipment, all other assets used in the operation of the Business, together with any guarantees and warranties related thereto that are transferrable and all good will associated with the Business, except as otherwise specifically set forth in Exhibit “B” attached hereto.

15.3Utility Deposits.  Intentionally Left Blank.

15.4Service Contracts.  All service contracts listed on Exhibit “C” attached hereto, which contracts and all obligations thereunder are to be terminated by Sellers prior to Closing, unless assumed by the Buyer at Closing at Buyer’s sole option (“Assumed Contracts”) – Buyer shall identify and provide Seller with written notice of which of these it will assume within 30 days of receiving copies of same.  If Buyer does not so identify same, it will be deemed that Buyer is rejecting all such service contracts.  Seller shall indemnify and hold Buyer harmless for and against any and all claims for payment of monies owed arising out of any purchase, service or event that occurred prior to the Closing asserted against Buyer relating to the Assumed Contracts.  Buyer shall indemnify and hold Sellers harmless for and against any and all claims for payment of monies owed arising out of any purchase, service or event that occur after the Closing asserted against Sellers relating to the Assumed Contracts.  As to the credit card machine, that item is not being sold or acquired.  Buyer recognizes that it will have to obtain its own following closing.

15.5Leases.  Intentionally Left Blank.

15.6Guest Deposits.  All Bookings and Guest Deposits, if any, pro-rata as of the day of Closing.

15.7Intangibles.  All of Seller-J&L’s interest in the name “Albert Stevens Inn” and all variations thereof and any permits, licenses, patents, copyrights, trademarks, trade names, domain names, URL (i.e. business web address) names and other intangible personal property of Seller J&L relating to the Business.  Seller-J&L shall execute and deliver to Buyer at closing a quitclaim “Consent to Use of Name”, to allow Buyer to register the name as an alternate name with the New Jersey Department of Treasury and any and all other documents that may be necessary to transfer to Buyer all of Seller-J&L’s rights in and to the foregoing name.  Seller-J&L makes no representation that Seller-J&L has any right or interest in the trade name or that such name has been reserved or registered.  Seller-J&L only transfers whatever right it may have to the name, if any, without any warranties, promises, indemnification, or representations, with such disclaimer to appear on the Consent to Use Name document.

15.8Inventory.  All of the Seller's perishable and non-perishable inventory (collectively the “Inventory”).

15.9Licenses.  To the extent they may be transferred under applicable law, all licenses, permits, certificates of occupancy and authorizations presently issued in connection with the operation of all or any part of the Premises as it is presently being operated (“Licenses and Permits”) listed in Exhibit “G”.  Nothing contained herein shall or is intended to obligate Sellers to apply for, seek or obtain any Licenses and Permits except that Seller must maintain its Licenses and Permits through Closing.

15.10Records.  All of Seller’s client and customer lists (which is not being conveyed as an exclusive asset since others have access to same), employee names, addresses and telephone numbers and all other records, correspondence and files of Seller-J&L relating to the Business (to the extent such records exist in writing or electronic form), except all income tax returns, financial data, and personal correspondence and personal data are not included.

15.11Excluded Assets and Liabilities.  The assets of Sellers excluded from assets to be transferred to Buyer are:  (a) all cash and cash equivalents including but not limited to all cash on hand, cash in banks, accounts, certificates of deposit, securities, (b) Sellers’ automobiles and motor vehicles; (c) all rights of Sellers under this Agreement; (d) all Service Contracts (unless assumed by Buyer); (e) any obligation or liability with respect to events or transactions that occurred during the period prior to the Closing; (f) any liabilities or obligations for taxes or audits related thereto (including without limitation, sales and payroll taxes) arising from or relating to the Business prior to Closing; (g) any environmental liability arising or accruing prior to Closing or created by Sellers; (h) all personalty listed on Exhibit “B”; (i) all Leases; (j) all personal mementos, newspaper clippings, and plaques, and (k) all personal belongings, furniture and personal property located in Seller’s owner’s suite.

(Hereinafter, the Premises of Seller-SPE set forth in Paragraphs 2.1 and the foregoing personal property of the Seller-J&L set forth in Paragraphs 2.2-2.10 above (excluding the Excluded Assets) are collectively referred to herein as the “Purchased Assets.”.  The foregoing personal property of Seller-J&L, and excluding the Premises, are referred to as Business Assets”.

15.12Transaction.  The purchase and sale of the Purchased Assets by Buyer from Sellers under this Agreement, the satisfaction or waiver of all conditions set forth herein and the delivery of all instruments and other documents required for Closing hereunder are sometimes collectively herein referred to as the “Transaction.”

16.PURCHASE PRICE.  The purchase price to be paid by Buyer to Sellers for the purchase of the Purchased Assets shall be Two Million, Sixty-Eight Thousand Dollars ($2,068,000.00) (“Purchase Price”), which Buyer agrees to pay in the following manner.

16.1Deposit.  Upon execution of this Agreement by Buyer, Buyer shall deposit Forty Thousand Dollars ($40,000.00) (“Deposit”) with a title company of Buyer’s choice having an office in southern New Jersey which is identified as Dune Abstract Company, 3009 Dune Drive, P.O. Box 3, Avalon, NJ 08202 (“Title Company”), and shall provide Sellers with written proof of such deposit payment.

16.2Intentionally Left Blank.

16.3Payment of Purchase Price.  At the time of Closing, the Deposit will be applied toward the Purchase Price and delivered to Sellers and Buyer shall pay to Sellers the Purchase Price, less the Deposit (subject to the prorations and adjustments set forth in Paragraph 9.4 or as otherwise provided under this Agreement) in immediately available U.S. funds, by wire transfer as more particularly set forth in Paragraph 9 of this Agreement.

3.3.1Allocation.  The Purchase Price shall be allocated as follows:

a.)Real Property/Premises:  The amount of the Purchase Price allocated to the Premises to be sold by Seller SPE to Buyer is One Million, Seven Hundred Thousand ($1,700,000.00) Dollars, apportioned as follows:

b.)Business Assets:  The amount of the purchase price allocated to the Business to be sold by Seller J&L to Buyer is Three Hundred, Sixty-Eight Thousand ($368,000.00) Dollars, apportioned as follows:

i)Equipment / furniture……......$300,000.00

ii)Goodwill ………....................$   68,000.00Business Assets Total:           $ 368,000.00

The parties agree that they will not report the allocation of the above Purchase Price to any taxing authority contrary to the allocation set forth above. The deed and the bill of sale shall show the above allocations, respectively.

16.4Terms of Escrow.

16.4.1The Deposit shall be held in escrow by Escrow Agent in an interest bearing account until disbursed as herein provided.  Any interest accrued on the Deposit shall be paid to whichever party is entitled to the Deposit in accordance with the provisions of this Agreement and shall be credited against the Purchase Price upon Closing.  The Deposit shall be held and disbursed by Escrow Agent in the following manner:

1.to Sellers upon consummation of the Closing; or

2.to Sellers upon receipt of written demand therefor, stating that either (x) this Agreement has been terminated pursuant to a provision herein which states that Sellers are entitled to the Deposit upon termination, and certifying the basis for such termination or (y) Buyer has defaulted in the performance of Buyer's obligations under this Agreement and the facts and circumstances underlying such default; provided, however, that Escrow Agent shall not honor such demand until at least ten (10) days after it has sent a copy of such demand to Buyer, nor thereafter if Escrow Agent shall have received written notice of objection from Buyer in accordance with the provisions of Section 3.4.2, d; or

3.to Buyer upon receipt of written demand therefor, stating that either (x) this Agreement has been terminated pursuant to a provision hereof which states that Buyer is entitled to the Deposit upon termination, and certifying the basis for such termination, or (y) Sellers have defaulted in the performance of Sellers’ obligations under this Agreement and the facts and circumstances underlying such default, or that Buyer is otherwise entitled to the Deposit under the provisions of this Agreement; provided, however, that Escrow Agent shall not honor such demand until at least ten (10) days after it has sent a copy of such demand to Sellers, nor thereafter if Escrow Agent shall have received written notice of objection from Sellers in accordance with the provisions of Section 3.4.2.

4.Escrow Holder shall have no role in determining whether a requested release of the Deposit is justifiable or in accordance with the terms of this Agreement.

16.4.2Upon receipt of written demand for the Deposit by Buyer or Sellers pursuant to clause (b) or (c) of Section 3.4.1, Escrow Agent shall promptly send a copy thereof to the other party.  The other party shall have the right to object to the delivery of the Deposit by sending written notice of such objection to Escrow Agent within the greater of five (5) Business Days after Escrow Agent delivers a copy of the written demand to the objecting party but not thereafter.  Such notice shall set forth the basis for objecting to the delivery of the Deposit.  Upon receipt of such notice, Escrow Agent shall promptly send a copy thereof to the party who made the written demand.  As used herein, "Business Day" shall mean any day other than a Saturday, Sunday or any day on which banks in the State of New Jersey are required or are authorized by law to be closed.

16.4.3In the event of any dispute between the parties regarding the Deposit, Escrow Agent, at its option, may disregard all instructions received and either (i) hold the Deposit until the dispute is mutually resolved and Escrow Agent is advised of this fact in writing by both Sellers and Buyer, or Escrow Agent is otherwise instructed by a final unappealable judgment of a court of competent jurisdiction, or (ii) deposit the Deposit into a court of competent jurisdiction (whereupon Escrow Agent shall be released and relieved of any and all liability and obligations hereunder from and after the date of such deposit).

16.4.4In the event Escrow Agent shall be uncertain as to its duties or rights hereunder or shall receive conflicting instructions, claims or demands from the parties hereto, or instructions which conflict with any of the provisions of this Agreement, Escrow Agent shall be entitled (but not obligated) to refrain from taking any action other than to keep safely the Deposit until Escrow Agent shall be instructed otherwise in writing signed by both Sellers and Buyer, or by final judgment of a court of competent jurisdiction.

16.4.5Escrow Agent may rely upon, and shall be protected in acting or refraining from acting upon, any written notice, instruction or request furnished to it hereunder and believed by it to be genuine and to have been signed or presented by the proper party or parties, provided that any modification of this Agreement shall be signed by Escrow Agent, Buyer and Sellers.

16.4.6Sellers and Buyer shall jointly and severally hold Escrow Agent harmless against any loss, damage, liability or expense incurred by Escrow Agent not caused by its willful misconduct or gross negligence, arising out of or in connection with its entering into this Agreement and the carrying out of its duties hereunder, including the reasonable costs and expenses of defending itself against any claim of liability or participating in any legal proceeding.  Escrow Agent may consult with counsel of its choice, and shall have full and complete authorization and protection for any action taken or suffered by it hereunder in good faith and in accordance with the opinion of such counsel.

16.4.7Escrow Agent may resign at will and be discharged from its duties or obligations hereunder by giving notice in writing of such resignation specifying a date when such resignation shall take effect; provided, however, that (i) prior to such resignation a substitute escrow agent is approved in writing by Sellers and Buyer, which approval shall not be unreasonably withheld or delayed, or (ii) Escrow Agent shall deposit the Deposit with a court of competent jurisdiction.  After such resignation, Escrow Agent shall have no further duties or liability hereunder.

16.4.8Buyer and Sellers, together, shall have the right to terminate the appointment of Escrow Agent hereunder by giving to it notice of such termination, specifying the date upon which such termination shall take effect and designating a replacement Escrow Agent, who shall sign a counterpart of this Agreement. Upon demand of such successor Escrow Agent, the Deposit shall be turned over and delivered to such successor Escrow Agent, who shall thereupon be bound by all of the provisions hereof.

16.4.9Sellers and Buyer shall share equally the responsibility for reimbursement to Escrow Agent of all out-of-pocket expenses, disbursements and advances (including reasonable attorneys' fees) incurred or made by Escrow Agent in connection with the carrying out of its duties hereunder, not to exceed $2,000 and not based upon any hourly rate. Notwithstanding the foregoing, neither Sellers nor Buyer shall be responsible for any reimbursement caused or generated by Escrow Agent’s willful misconduct or gross negligence.

16.4.10Escrow Agent's agreements and obligations hereunder shall terminate and Escrow Agent shall be discharged from further duties and obligations hereunder upon final payment of the Deposit in accordance with the terms of this Agreement.

16.5Federal Tax Identification Numbers.  Buyer represents that its federal tax identification number is [83-1404287].  Buyer acknowledges that its federal tax identification number shall be used for reporting purposes with respect to the account to be established for the Deposit.

16.6Continued Representation of Buyer.  (N/A)

17.CONDITION OF TITLE.

17.1Title.  Buyer agrees to accept fee simple title to the Premises in accordance with all of the provisions of this Agreement, and such title shall be insurable at regular rates by a title insurance company licensed to do business in the State of New Jersey selected by Buyer (“Title Company”).  Title to the Premises shall be as existed at the time Buyer receives the Title Commitment, as defined below, which shall be conveyed at Closing, free and clear of all mortgages or monetary liens subject to rights, restrictions, easements, covenants, conditions and other items of record that are or are deemed to be Permitted Exceptions in accordance with subsection 4.2 below and except for Prohibited Exceptions, and real estate taxes and assessments not yet due and payable.  (Any title matters not identified by Buyer as “Prohibited Exceptions” as defined below, or any once identified Prohibited Exceptions that are deemed acceptable to Buyer under Section 4.2 below, or any matters created by, through or under the Buyer are hereinafter, collectively, referred to as the “Permitted Exceptions.”).  Notwithstanding anything herein to the contrary, the items set forth on Schedule 4.1 attached hereto and incorporated herein shall be Permitted Exceptions to which Buyer cannot object pursuant to this Paragraph 4.

17.2Title Commitment / Title Review Period.  Buyer is given a period of thirty (30) days from the Effective Date (“Title Review Period”) to obtain a title search of the Premises.  Within seven (7) days of the date of this Agreement, Buyer shall, at its sole cost and expense, order a title commitment (“Title Commitment”) for the Premises.  Buyer shall deliver copies of the Title Commitment to Sellers within seven (7) days of Buyer's receipt of same, but in any event no later than the end of the Title Review Period.  If such Title Commitment contains exceptions or title defects which are unacceptable to Buyer (“Prohibited Exceptions”), then Buyer shall notify Seller-SPE of same at the same time and in the same correspondence that Buyer delivers a copy of the Title Commitment to Sellers.  Seller-SPE shall have a period of seven (7) business days following receipt of such notice within which to notify Buyer whether or not Seller-SPE shall, at Seller-SPE's sole discretion, option, cost and expense, remove or cause to be removed the Prohibited Exceptions. If Seller-SPE does not respond within this seven (7) day period, then it shall be deemed as notice that Seller-SPE will not perform any act or undertake any action to remove or cause the Title Company to remove the Prohibited Exceptions. If Buyer does not notify Seller-SPE of any Prohibited Exceptions as provided in this Paragraph 4.2, the state of title as reflected by the Title Commitment shall be deemed to be acceptable to Buyer.

17.2.1If the Seller-SPE notifies Buyer that Seller-SPE will not perform any act or undertake any action to cause the Title Company to remove the Prohibited Exceptions, Buyer shall have a period of ten (10) days following receipt of such notice within which to notify Sellers whether Buyer shall, at Buyer's sole option, either (i) accept such title as Seller-SPE can convey, without any reduction in or credit off the Purchase Price, or (ii) terminate this Agreement, in which event neither party shall have any further liability hereunder (except for Buyer's obligations to Sellers set forth in Paragraph 13.12, and 7.1 hereof).  Failure of Buyer to provide timely notice pursuant to this Paragraph 4.2.1 shall constitute acceptance of the state of title as reflected by the Title Commitment.

17.2.2In the event the Seller-SPE notifies Buyer that Seller-SPE will attempt to have the Prohibited Exceptions removed, Seller-SPE will have thirty (30) days to cause the Title Company to remove the Prohibited Exceptions.  If Seller-SPE cannot or is unable to have the Prohibited Exception removed within that 30 day period, it shall not constitute a breach by Sellers, and as Buyer’s sole right and relief  Buyer may either (i) accept such title as Seller-SPE can convey without any reduction in or credit off the Purchase Price, or (ii) terminate this Agreement, in which event the Deposit shall be returned to Buyer and neither party shall have any further liability hereunder (except for Buyer's obligations to Sellers set forth in Paragraph 13.12 and 7.1 hereof).

17.3Monetary Liens.  Seller-SPE shall use the proceeds of the Purchase Price to discharge all monetary liens on the Premises at the Closing; provided, however if any monetary liens are disputed by Seller-SPE, Seller-SPE at its option shall have the right to either bond against such liens or escrow funds, as required by the Title Company to enable the Title Company to insure over or remove such liens as an exception to the Buyer's Title Commitment (at no additional expense to Buyer) and Seller-SPE shall have the right, at its sole expense, to challenge the validity, amount or priority of such lien.

18.SURVEY.

18.1The Survey.  Within the forty-five (45) day Title Review Period, Buyer may, at its sole cost and expense, obtain a survey of the Premises (“Survey”) prepared by a surveyor licensed in the State of New Jersey.  Buyer shall deliver a copy of the Survey to Seller-SPE within seven (7) days of Buyer's receipt of same, but in any event no later than the end of the Title Review Period.  If such Survey contains any encroachment or circumstances which are unacceptable to Buyer (“Survey Objections”), Buyer shall notify Seller-SPE of same at the same time and in the same correspondence that Buyer delivers a copy of the Survey to Seller-SPE. Seller-SPE shall have a period of seven (7) business days after receipt of the Survey objections to notify Buyer whether or not Seller-SPE shall, at Seller-SPEs’ sole discretion, option, cost and expense, remove or cause to be removed the Survey Objections.  If Seller-SPE does not respond within this seven (7) day period, then it shall be deemed as notice that Seller-SPE will not perform any act or undertake any action to remove or cause to be removed the Survey Objections.  If Buyer does not notify Seller-SPE of any Survey Objections as provided in this Paragraph 5.1, the state of the Survey and the Premises as reflected by the Survey shall be deemed acceptable to Buyer.  The Survey shall be delivered together with a separate certified metes and bounds description of the Premises, if Buyer wishes the Deed to include Buyer’s surveyor’s legal description.

18.1.1If the Seller-SPE notifies Buyer that Seller-SPE will not perform any act or undertake any action to cure or correct the Survey Objections, Buyer shall have a period of ten (10) days following receipt of such notice within which to notify Sellers whether Buyer shall, at Buyer's sole option, either (i) accept title to the Premises as revealed by the Survey, without any reduction in or credit off the Purchase Price, or (ii) terminate this Agreement, in which event neither party shall have any further liability hereunder (except for Buyer's obligations to Sellers set forth in Paragraph 13.12, and 7.1 hereof).  Failure of Buyer to provide timely notice pursuant to this Paragraph 5.1.1 shall constitute acceptance of the Premises as revealed by the Survey.

18.1.2In the event the Seller-SPE notifies Buyer that Seller-SPE will attempt to have the Survey Objections cured or corrected, Seller-SPE will have thirty (30) days to do so.  If Seller-SPE cannot or is unable to have the Survey Objections cured or correct it shall not constitute a breach by Sellers, and as Buyer’s sole right and relief Buyer may either (i) accept title to the Premises as revealed by the Survey, without any reduction in or credit off the Purchase Price, or (ii) terminate this Agreement, in which event neither party shall have any further liability hereunder (except for Buyer's obligations to Sellers set forth in Paragraph 13.12, and 7.1 hereof).

18.2Certification.  The Survey shall be certified to the Seller-SPE, the Buyer, the Title Company and Buyer's lender, if any.  To the extent the legal description generated from any Survey the Buyer obtains is different from the “legal description” for the

Premises conveyed into the Seller-SPE, the Seller-SPE will “quit claim” to Buyer any right it may have to any “excess” property disclosed by such Survey (“Quit Claim Property”).

19.INSPECTION MATTERS.

19.1Premises Inspection and Due Diligence.

19.1.1Buyer shall have until 5:00 p.m. Eastern Standard Time on the sixtieth (60th) day after the Effective Date of this Agreement (“Due Diligence Period”) to inspect and review, at Buyer's sole cost and expense (“Due Diligence Review”) the condition of the Premises including without limitation the plumbing, electrical, heating and air conditioning systems and the environmental condition of the Premises and to review the documents within Sellers’ possession relating to the operation of the Business.  Sellers shall provide reasonable access to the Premises to Buyer and Buyer's agents and employees during the Due Diligence Period, subject to the terms and conditions herein (as set forth in Section 7).

19.1.2Buyer shall be responsible for any and all losses, damages, charges and other costs associated with its Due Diligence Review and Buyer covenants and agrees to return the Premises to the same condition as existed prior to any inspections and studies.  Buyer agrees not to allow any liens to arise against the Premises as a result of such inspections and studies or Buyer's access to the Premises and agrees to indemnify, defend and hold Sellers harmless from and against any and all claims, charges, actions, costs, fines, penalties, claims, expenses (including attorney’s fees and expert fees), suits, damages, injuries, or other liabilities which arise, either directly or indirectly, from Buyer's or its agent's, employee's, consultants, inspector’s or contractor's entry onto the Premises or for any testing or inspections related thereto.  This provision shall survive Closing or termination of this Agreement for any reason.

19.1.3Prior to the expiration of the Due Diligence Period, Buyer may terminate this Agreement, in its sole and absolute discretion, upon written notice to Sellers of Buyer's decision to terminate this Agreement for any reason or no reason whatsoever.  Upon such termination, the Deposit shall be returned to Buyer, and thereafter Sellers and Buyer shall have no further obligations or liabilities one to the other hereunder, except for Buyer's obligations under Paragraph 13.12 hereof.  If Buyer fails to deliver to Sellers any written notice of termination prior to the expiration of the Due Diligence Period, and if this Agreement is not otherwise terminated pursuant to the provisions hereof, then this Agreement shall remain in full force and effect and Buyer shall be deemed to have accepted the condition of and state of title to the Premises, including any environmental conditions (other than any environmental conditions or change in the state of title to the Premises arising after the Due Diligence Period but prior to Closing not attributable to any actions by the Buyer or its contractors, inspectors, agents and representatives), as of 5:01 P.M. Eastern Standard Time on the last day of the Due Diligence Period.

Upon the expiration of the Due Diligence Period, the obligation of the Sellers with respect to the physical condition of the Purchased Assets shall be to deliver possession of the Purchased Assets to Buyer in substantially the same physical condition (excluding normal wear and tear and casualty damage) as existed on the last day of the Due Diligence Period and Buyer has agreed to close title on the Premises and the Purchased Assets on the Closing Date on an “as is” and “where is” basis, with no right of set-off or reduction in the Purchase Price.

19.2Maintenance Prior to Closing.

19.2.1Until the time of Closing, Sellers shall:  (i) maintain the Premises in substantially the same manner as it is currently being maintained; (ii) not make any substantial alterations or changes to the Premises other than ordinary and necessary maintenance and repairs, without Buyer's prior written approval; (iii) maintain in effect all policies of property, casualty and liability insurance or similar policies of insurance, with no less than the limits of coverage now carried with respect to the Premises and the Business; (iv) timely pay all taxes, assessments, utility charges and rents and other charges affecting the Premises, Business, or the Purchased Assets; (v) not be permitted to appeal any real Premises tax assessments, without the prior written consent of Buyer; (vi) as to Seller-J&L, Seller-J&L shall operate business activities at the Premises in such manner and extent as Seller-J&L may decide in Seller-J&L’s sole discretion with no requirement that at the time of Closing the size of the inventory be at any specific level; and (vii) upon expiration of the Due Diligence Period, assuming Buyer has not terminated this Agreement, the Seller-J&L shall not make any commitments for room rentals which will occur post-closing without the prior written consent of Buyer unless such room rentals are at commercially reasonable rates and terms and otherwise in the ordinary course.  Nothing contained herein shall prevent Sellers from acting to prevent loss of life, personal injury or Premises damage in emergency situations, or prevent Sellers from performing any act with respect to the Premises which may be required by any applicable law, rule or governmental regulation.

19.2.2Until the time of Closing, Sellers shall not enter into any leases with respect to any portion of the Premises (except for whole house or room rentals in the normal course of business) or sell any of the Purchased Assets, without Buyer's prior written consent.  Seller-J&L may not accept room rental commitments which will occur post-closing.

19.3Environmental Conditions.  During the Due Diligence Period subject to Section 6.1.2 herein, Buyer shall make such studies and investigations, conduct such tests and surveys and engage such specialists as Buyer deems appropriate to fairly evaluate the Premises and its risks from any environmental and hazardous materials and chemicals standpoint.

20.INSPECTIONS.

20.1Inspections, Tests etc.  While this Agreement is in effect, Buyer or its designees may enter the Premises at all reasonable times while this Agreement remains in full force and effect, provided such entry does not unreasonably interfere with Seller-J&L’s use of the Premises and operation of the Business, for the purpose of conducting inspections, measurements, surveys, engineering studies, traffic studies, soils tests and environmental assessments and audits or such other tests or studies as Buyer deems appropriate at Buyer's sole cost and expense.  Notwithstanding anything herein to the contrary, Buyer shall not undertake any invasive testing without the Sellers’ prior written consent.  Buyer may also conduct discussions with appropriate governmental authorities as Buyer may desire concerning Buyer's intended use of the Premises.  All such action taken by or on behalf of Buyer pursuant to this Paragraph shall be in accordance with all applicable laws, rules and regulations.  Buyer shall indemnify, defend and hold Sellers harmless of, from and against all claims, causes of action, fines, penalties, losses, all liabilities and expenses (including payment of costs, expenses and reasonable attorney’s fees) of any kind or nature, including, but not limited to, all liability by reason of injury (including death) to persons and damage to any Premises and liens or similar charges which may affect the Premises, resulting from the entry to the Premises or work or tests conducted thereon by or on behalf of Buyer.  Buyer shall repair any damages and restore the Premises to its condition before Buyer's entry thereon in the event Closing does not occur hereunder for any reason.  This provision shall survive Closing and termination of this Agreement for any reason.

20.2Buyer agrees that a Licensed Site Remediation Professional (LSRP), with reporting obligations, shall not be used since this investigation is only being conducted for due diligence purposes.  In addition, Buyer also agrees that regardless of the outcome or results of any environmental inspections, tests and investigations, under no circumstances shall Sellers be obligated or responsible to undertake, perform, arrange, or pay for any type of work, repair, removal, replacement, abatement, clean-up or remediation.

20.3As a condition of Buyer’s access and entry onto the Premises, Buyer, or as may be applicable, its agents, contractors, and representatives, shall, deliver certificates of insurance for commercial general liability insurance on an “occurrence basis” against claims for “personal injury,” and property damage including without limitation bodily injury, death or property damage occurring on, in or about the Premises.  Each such certificate shall (i) evidence coverages and limits of at least $1,000,000 and (ii) shall include Sellers as an additional insured.  In addition to the foregoing, to the extent not insured as is provided herein, Buyer shall and does agree to indemnify, defend and hold Sellers harmless from any and all liabilities, claims, losses or damages, including but not limited to reasonable attorneys’ fees, which may be incurred by Sellers as a result of the entry of Buyer’s agents, representatives, engineers, contractors and other consultants onto the Premises.

20.4Prior Notice / Insurance:  As a pre-condition to Buyer or Buyer’s agents, representatives, engineers, contractors being permitted to enter upon the Premises, Buyer agrees to provide Sellers with at least two (2) business days prior written notice of any inspection or entry unto the Premises (which may be electronic notice).  Buyer acknowledges that these inspections may take place during the time of year that Seller-J&L is operating its business and thus agrees to not unreasonably interfere with guests and the operation of the Business at the Premises.  Because of the nature of the Business operation, Sellers shall have the right to limit the time of day and day of the week for these inspections.

20.5Buyer agrees to defend (by counsel reasonably acceptable to Sellers), indemnify and hold and save Sellers harmless for, from and against any and all claims, loss, cost, damage, charges, fines, penalties, liabilities, injury or expense of any kind, including but not limited to reasonable attorney’s fees and expert fees, arising out of or related to the activities, acts or omissions of Buyer, its agents, inspectors, consultants and contractors relating to any such entry or test, inspections or activities, and such obligation shall survive the cancellation of this Agreement.

20.6CONDITION OF PROPERTY.  In the event Buyer does not cancel this Agreement prior to the expiration of the Due Diligence Period, it shall be conclusively deemed that Buyer agrees to accept the Premises in “AS IS” and “WHERE IS” condition, with all faults.  Except as otherwise contained in this Agreement, Buyer specifically acknowledges that Buyer is not relying on any representations or warranties of any kind related to the condition of the Premises, express or implied, from Sellers, or any of its agents as to any matters concerning the Premises, including:

1.the condition of the Premises, including, but not limited to, the soil condition of the Premises, the existence of any Environmental condition, and the existence of patent or latent defects in construction of the improvements on the Premises;

2.the status of all building codes, zoning ordinances, and other applicable governmental requirements and limitations of whatever kind regarding the Premises or any intended use or renovation of the Premises, including, without limitation, the status of any permit, application, license, approval, certificate or other intangible right of whatever kind regarding the property; and

3.the status and effect of all recorded covenants and restrictions relating to the Premises (if any).

Sellers shall have no obligation to make any repairs to the Premises or to obtain a certificate of occupancy, smoke detector/carbon monoxide certification or other municipal approvals.

21.LIQUOR LICENSE TRANSFER.  Intentionally Left Blank.

22.CLOSING.  Buyer and Sellers hereby agree that the Transaction shall be consummated as follows:

22.1Closing Date.  Closing shall occur on or before January, 3 2020 (“Closing Date”).  The Closing shall take place at 10:00 A.M. Eastern Standard Time (or at such other time mutually convenient to the parties) in the offices of Drinker Biddle & Reath LLP, 105 College Road East, 3rd Floor, Princeton, New Jersey 08542, the Title Company or other mutually acceptable place with title transfer and payment of the Purchase Price to be completed on the Closing Date as set forth in Paragraph 9.3 hereof.  Sellers may complete Closing without having to physically appear if the Deed and other closing documents are delivered to the Title Company closing agent with a letter of instructions.

The Closing Date is good faith date.  If the parties do not complete closing on that date then either party may send a written notice making ten (10) days from the date of Notice “time of the essence”.

22.2Intentionally Left Blank.

22.3Title Transfer and Payment of Purchase Price.  Seller-SPE agrees to convey title to (i) the Premises to Buyer by Bargain and Sale Deed with covenants as to grantors acts, and (ii) the Quit Claim Property, if applicable, by a Quit Claim Deed (collectively “Deed”) upon confirmation of receipt of the cash portion of the Purchase Price by Title Company as set forth below.  Effective upon the delivery of such Deed, possession shall pass from Seller-SPE to Buyer.

22.4Adjustments and Prorations.  The following adjustments and prorations shall be made at Closing:

22.4.1Real Estate Taxes.  Real Estate Taxes shall be prorated as of the Closing Date in accordance with the fiscal year of the taxing authority.  Seller-SPE shall pay all real estate taxes attributable to the Premises up to but not including the Closing Date.  If the real estate tax rate and assessments have not been set for the year in which the Closing occurs, then the proration of such taxes shall be based upon the rate and assessments for the preceding tax year, and such proration shall be adjusted in cash between Seller-SPE and Buyer upon presentation of written evidence that the actual taxes paid for the year in which the Closing occurs differ from the amounts used at Closing and in accordance with the provisions of Paragraph 9.4.10 hereof.

22.4.2Utilities.  Sellers shall pay all sewer, water and other utility charges and other operating expenses attributable to the Premises up to but not including the Closing Date and Buyer shall pay all utility charges and other operating expenses attributable to the Premises on or after the Closing Date.  The utility services shall be transferred to the Buyer as of the Closing Date, but it will be Buyer’s obligation to arrange the transfer to take affect after Closing and pay whatever deposits may be required by the utility providers.

22.4.3Transfer Taxes.  Seller-SPE shall pay the realty transfer fee imposed upon the sellers of real estate in New Jersey related to the conveyance of the Premises under this Transaction.  Buyer shall pay any realty transfer fee/tax (commonly known as the “mansion tax”) related to the conveyance of the Premises under this Transaction and any similar type of fee or tax that may result from legislation pending or to be adopted that imposes such fees and taxes on purchasers of real property.

22.4.4Closing Costs.  Sellers shall pay all charges and fees specified herein to be paid by Sellers plus Sellers’ own attorney's fees and all other professional fees incurred by Sellers in connection with the Closing.  Buyer shall pay all charges and fees specified herein to be paid by Buyer plus Buyer’s own attorney's fees and all other professional fees incurred by Buyer in connection with the Closing, the survey, the title insurance premium for both owner’s and lender’s policies, including all charges for special endorsements or exclusions from the title policy issued to Buyer, any fees or charges incurred as a result of recording any documents pertaining to the Transaction.  All other fees or charges shall be paid in accordance with local custom in New Jersey.

22.4.5Insurance.  Seller-SPE shall only be responsible for maintaining insurance coverage for the Premises as of the Closing Date and Buyer shall be responsible for maintaining insurance coverage for the Premises on the Closing Date and for all risk of loss thereafter.

22.4.6Governmental Improvements.  Certified, confirmed or ratified liens for governmental improvements as of the date of the Agreement, if any, shall be paid in full by Seller-SPE, and pending assessments or liens for governmental improvements as of the date of the Agreement shall be assumed by the Buyer.

22.4.7Prepaid Obligations.  Buyer shall reimburse Seller-J&L for any prepaid obligations under any of the Assumed Contracts or any other contracts, licenses or the like transferred to Buyer at Closing.  Seller-J&L shall provide Buyer with a credit for any prepaid Guests Deposits, the adjustment date being the day of Closing.

22.4.8Intentionally Left Blank.

22.4.9Time Share Units.  Intentionally Left Blank.

22.4.10Delayed Adjustment.  If at any time following the Closing Date the amount of an item listed in any subparagraph of Paragraph 9.4 hereof shall prove to be incorrect, the party in whose favor the error was made shall promptly pay to the other party the sum necessary to correct such error upon receipt of proof of such error, provided that such proof is delivered to the party from whom payment is requested on or before one (1) year after Closing.

22.5Brokerage Commissions.

22.5.1Brokers.  Buyer and Sellers represent and warrant to each other that no broker or agent was involved with this Transaction.  Neither party shall have an obligation to pay any real estate commission, broker’s fees or finders fees of any kind related to this Transaction.

22.5.2Reciprocal Indemnities.  Sellers agree to indemnify Buyer and hold Buyer harmless from any loss, liability, damage, cost or expense (including, without limitation, court costs and reasonable attorney's fees) paid or incurred by Buyer by reason of any claim to any broker's, finder's, or other fee in connection with the Transaction by any party claiming by, through or under Sellers.  Buyer agrees to indemnify Sellers and hold Sellers harmless from any loss, liability, damage, cost or expense (including, without limitation, court costs and reasonable attorney's fees) paid or incurred by Sellers by reason of any claim to any broker's, finder's, or other fee in connection with the Transaction by any party claiming by, through or under Buyer.

22.6Seller's Deliveries at Closing.  At the Closing, Sellers shall deliver or cause to be delivered to Buyer the following documents:

22.6.1Bargain and Sale Deed.  From Seller-SPE, a bargain and sale deed with covenants as to grantors acts, duly executed and acknowledged, conveying to Buyer all of Seller-SPE's right, title and interest in and to the Premises, subject only to the Permitted Exceptions and to the extent there is any Quit Claim Property, a quit claim deed for such property.  Seller-SPE will provide such other certificates and/or affidavits necessary to record the Deed.

22.6.2Non-Foreign Status Affidavit.  From Seller-SPE, a duly executed non-foreign status affidavit.

22.6.3Owner's/Seller's Affidavit.  From Seller-SPE, an owner's/seller's affidavit of title in form and substance reasonably acceptable to the Title Company and to Seller-SPE’s counsel which is sufficient to cause the Title Company to remove those standard exceptions in the title policy relating to possession of the Premises, construction liens and other similar matters.

22.6.4Bill of Sale.  From Seller-J&L, a bill of sale for the Business Assets.  Seller-J&L shall physically deliver the Purchased Assets excluding the Premises to the Buyer at Closing including all door keys, security codes, safe codes, etc.

22.6.5Seller’s Closing Certificate.  A certification of Seller-SPE that the representations of Seller are true and correct as of the Closing Date in the form of Exhibit “D”.

22.6.6Assignment of Leases.  Intentionally Left Blank.

22.6.7Tenant Estoppels.  Intentionally Left Blank.

22.6.8ISRA.  Intentionally Left Blank.

22.6.9Deposits.  Seller-J&L’s certification that there are no unrefunded Guest Deposits, gift certificates or similar obligations.  If there are any outstanding Guest Deposits, gift certificates or the like Buyer shall be entitled to a credit at closing for the value of all such liabilities.  Sellers shall also certify that Sellers have not made any commitments or accepted any reservations for room rentals after Closing.

22.6.10Closing Statement.  As with regard to the sale of the Premises, a duly executed counterpart of a closing statement or settlement sheet setting forth all prorations and adjustments. As with regard to the sale of the Business Assets, a duly executed counterpart of a separate closing statement or settlement sheet setting forth all prorations and adjustments.

22.6.11Bulk Sales Escrow Agreement.  A bulk sales escrow agreement if a bulk sales escrow is required by the State of New Jersey (consistent with the Bulk Sale section of this Agreement, with no expansion or reduction in the terms, conditions and obligations set forth in such clause).

22.6.12Other Documents.  Such other documents as may be reasonably required by the Title Company or as may be agreed upon by Seller-SPE and Buyer to consummate the Transaction.

22.7Buyer's Deliveries at Closing.

22.7.1Purchase Price.  Buyer shall deliver to Seller-SPE the balance of the Purchase Price as required pursuant to Paragraph 3.

22.7.2Authorizing Resolution.  A resolution of Buyer authorizing and approving the Transaction in form and substance reasonably acceptable to Sellers' counsel.

22.7.3Buyer's Closing Certificate.  A Buyer’s Closing Certificate in the form of Exhibit “E” attached hereto, with only such exceptions as shall be reasonably satisfactory to Buyer.

22.7.4Closing Statement.  As with regard to the sale of the Premises, a duly executed counterpart of a closing statement setting forth all prorations and adjustments. As with regard to the sale of the Business Assets, a duly executed counterpart of a separate closing statement or settlement sheet setting forth all prorations and adjustments.

22.7.5Other Documents.  Such other documents or deliveries as may be reasonably required by the Title Company or as may be agreed upon by Sellers and Buyer to consummate the Transaction.

22.8Evidence of Authority.  Sellers and Buyer shall deliver to the Title Company and each other such documents and certificates as may be reasonably required by the Title Company or the other party to evidence the capacity of the parties hereto and the authority of the persons executing any documents on behalf of the parties hereto.

22.9Conditions to Buyer's Obligations.  Buyer's obligation to complete Closing under this Agreement is expressly conditioned upon the following:

22.9.1all representations and warranties of Sellers herein being true and correct at the time of Closing; and

22.9.2Sellers having performed all of its covenants and obligations hereunder; and

22.9.3Title shall be as required by Article 4, subjection to only Permitted Exceptions.

22.9.4This Agreement is not conditioned or contingent upon Buyer seeking or receiving any Approvals as defined in 9.11 below.

22.10Buyer Options.  If on or before the date of Closing all contingencies and conditions specified herein are not or cannot be satisfied, then Buyer shall have the option of (i) completing Closing hereunder if it so chooses at the Purchase Price and with no reduction, credit or off set in the Purchase Price, or (ii) canceling this Agreement in which case this Agreement shall become null and void and the Deposit shall be paid to Buyer.  In the event such failure constitutes a failure of the condition set forth in Paragraph 9.9.1 or 9.9.2, Buyer shall be entitled to treat such failure as Seller's Default entitling Buyer to exercise the remedies set forth in Paragraph 11 below.

22.11Cooperation of Seller-SPE.  Buyer intends, but is not obligated, to seek land use approvals with regard to certain potential renovations of the Premises, all at the sole expense and effort of Buyer (“Proposed Renovations”), and, following the Effective Date, Seller-SPE agrees to reasonably cooperate with Buyer in connection with seeking government approvals of the Proposed Renovations.  Such approvals may include, but shall not be limited to site plan approval, subdivision approval, variances, plat approval, building permits, environmental approvals and designations, and similar land use and regulatory permits or licenses (collectively “Approvals”).  However, no subdivision, lot consolidation, site plan approval may be perfected or recorded prior to Closing and no work may be commenced and no documents may be filed or recorded in the public record related to any Approvals received prior to Closing.  If Closing does not take place, then at Sellers’ sole discretion, Buyer agrees, at Sellers’ written and signed request, to deliver to the governmental entity or entities granting Approvals a letter/certification that the Approvals are being abandoned.  Notwithstanding the foregoing, no Approvals may be sought or obtained that would change (in the form of subtracting from, reducing or eliminating current permitted uses), limit, interfere with or replace (either totally or partially) the existing zoning ordinance or the permitted zoning and uses at the Premises or which obligate Sellers to perform any actions or pay any monies, post any performance guarantees, or incur any potential expenses, obligations or liabilities.  Sellers shall have no obligation to guarantee any obligations.  Sellers shall have no obligation to perform any work at the Premises prior to Closing.  Prior to any applications being made by Buyer seeking any Approvals, the complete application and set of plans, reports and documents that will be submitted as part of the application must be delivered to Seller-SPE for prior review so that Seller-SPE can confirm compliance with the above requirements and limitations.  Seller-SPE shall comment upon or approve such applications within five (5) business days from receipt.  Notwithstanding the foregoing provision, the Closing is not contingent upon Buyer obtaining the Approvals.  Buyer shall periodically update Sellers with regard to the status of all filings and efforts related to Approvals and provide at least 10 days prior notice of any hearings.

22.12Other Property Acquisitions.  Buyer eventually hopes to acquire or control neighboring real properties and combine them with the Premises as part of a future project.  However, this Agreement is NOT contingent upon Buyer acquiring, leasing or receiving an option or right to acquire or lease, or otherwise controlling or receiving any interest in any neighboring properties or any other real properties.

9.13Financing / Funding.  This Agreement is not contingent upon Buyer obtaining any type of financing or funding from any source.

23.REPRESENTATIONS AND WARRANTIES.

23.1Buyer.  Buyer represents and warrants to Sellers as of the date hereof and as of the Closing Date the following.  Any representation stated to be to the best of Sellers’ or either of the Seller’s knowledge shall in each case be deemed made without any independent investigation, inspection or inquiry, regardless if such representations states same:

23.1.1Buyer is duly organized, validly existing limited liability company in good standing under the laws of the State of Delaware and has the full right and authority to do business in New Jersey and to enter into this Agreement and consummate the Transaction contemplated herein and each of the persons signing this Agreement and any other document or instrument contemplated hereby on behalf of Buyer is or will be authorized to do so.  This Agreement has been duly authorized, executed and delivered by Buyer, and is a legal, valid and binding obligation of Buyer enforceable in accordance with its terms.  All the documents executed by Buyer which are to be delivered to Sellers at the Closing will be duly authorized, executed and delivered by Buyer and will be legal, valid and binding obligations of Buyer, enforceable against Buyer in accordance with their respective terms.

23.1.2The person executing this Agreement on behalf of Buyer has been duly authorized and is empowered to bind Buyer to this Agreement.

23.1.3That the execution and delivery of this Agreement and the performance by Buyer of its obligations to be performed by it hereunder have been duly authorized by the proper entity actions of its members as may be necessary, and that there is no agreement of any kind, including but not limited to a pledge of the membership interest of Buyer, that would prohibit or restrict such company actions.

23.2Seller.  Sellers represent and warrants to Buyer as of the date hereof and as of the Closing Date the following:

23.2.1Seller-SPE is a limited liability company duly formed and lawfully existing and in good standing under the laws of the State of New Jersey.  Seller-J&L is a general partnership of the State of New Jersey.

23.2.2Seller-SPE and Seller –J&L each has the right to make, execute and perform this Agreement; and that the execution, delivery and performance of this Agreement does not constitute a violation of Sellers’ certificate of formation, operating agreement, or any other instrument to which Sellers are a party or by which Sellers may be bound.

23.2.3That the execution and delivery of this Agreement and the performance by Sellers of their respective obligations to be performed by it/them hereunder have been duly authorized by the proper entity actions of its members as may be necessary, and that there is no agreement of any kind, including but not limited to a pledge of the membership interest of Seller-SPE, that would prohibit or restrict such company actions.

23.2.4That the individuals executing this Agreement are duly elected officers and/or members and/or partners of the Sellers, respectively, and have received the authority to make and execute this Agreement and to bind Sellers hereto.

23.2.5To the best of Sellers’ knowledge, without any independent research or investigation, and subject to what may be revealed by Buyer’s Due Diligence Review, there is no asbestos containing materials or polychlorinated biphenyls (PCBs) installed or otherwise present at the Premises.

23.2.6That there are no taxes due under any tax law of New Jersey, so that the Purchase Assets are subject to attachment under New Jersey tax laws in accordance with N.J.S.A. 33:1-26, nor to any outstanding Notice of Obligation or Notice of Delinquency under N.J.A.C. 13:2-24.4.

23.2.7That no sales taxes, room taxes, luxury taxes or similar taxes in the Business and Sellers are not delinquent in the payment of any taxes, fees, interest, or penalties imposed by any State tax law for which a lien may attach pursuant to N.J.S.A. 54:49-1 or pursuant to the State Tax Uniform Procedure Law, R.S. 54:48-1, et seq., or any similar State tax law.  Sellers acknowledge that Buyer shall file with the State of New Jersey, Division of Taxation, a notice of bulk transfer (Division of Taxation Form C-9600) as set forth in Section 13.20 hereof.

23.2.8Except as disclosed herein, there is no pending, or to Sellers’ knowledge threatened, litigation which does or would materially affect the ownership or use of the Premises, the Purchased Assets or the Business or Sellers’ ability to fulfill all of its obligations under this Agreement.  There are no unsatisfied judgments, penalties or awards against or affecting the Sellers, the Business or the Purchased Assets.

23.2.9This Agreement has been duly authorized, executed and delivered by Sellers, and is a legal, valid and binding obligation of Sellers enforceable in accordance with its terms.  All the documents executed by Sellers which are to be delivered to Buyer at the Closing will be duly authorized, executed and delivered by Sellers and will be legal, valid and binding obligations of Sellers, enforceable against Sellers in accordance with their respective terms.

23.2.10Sellers have received no notice of any existing condemnation action, or pending assessments with respect to the Premises or, to Sellers’ knowledge, any proposed or threatened eminent domain or similar proceeding, or private purchase in lieu of such proceeding, which would affect Sellers’ interest in the Premises in any way whatsoever.

23.2.11Sellers have received no notice of any outstanding unabated violations of any applicable building codes, health code, zoning or municipal ordinances, except as set forth in Exhibit “F” attached hereto.

23.2.12To the best of Sellers’ knowledge, without any independent research or investigation, as of the date hereof to the best of Sellers’ knowledge, the equipment, fixtures, and major heating, air conditioning, electrical and plumbing systems in the buildings located on the Premises are in working order for systems and fixtures of their age.  Nothing contained herein is deemed a warranty, as Buyer is purchasing the Premises “as is”.  Buyer may not rely upon this statement in lieu of conducting its own inspections and investigation.

23.2.13Sellers have good and marketable title to their respective Purchased Assets which will be transferred at Closing free of all liens and encumbrances, except as may be revealed by the title search.

23.2.14Seller-SPE represents that as of Closing, all Leases, Service Contracts, licenses, employees and employment agreements shall be terminated or released with no liability to Buyer except for Assumed Contracts.  Seller-J&L further represents that it shall not accept any reservations or deposits for whole house or room rentals for after Closing.

23.2.15All federal, state, local and foreign tax returns have been filed with appropriate governmental agencies in all jurisdictions in which returns are required to be filed and all federal, state and local income, duties, profits, franchise, sale, use, payroll, excise withholding, value added and other taxes have been fully paid or adequately provided for, or have been placed on extension.

23.2.16Seller-J&L has not received any written notice of any controversies pending between the Seller-J&L and any of its current or former employees which could result in any claims for a violation of any law arising from their employment with Seller-J&L.

23.2.17The delivery and performance of this Agreement and the Transaction do not and will not violate or conflict with, result in a breach of or constitute a default or otherwise cause any loss of benefit under any Assumed Contract to which Sellers are a party, or give to others any rights in or with respect to the Purchased Assets or the Business.

23.2.18The Seller-SPE has not entered into any other Agreement for the sale of the Premises nor does any person or entity other than Buyer have any right or option to acquire the Premises.

23.2.19Sellers are not aware of any material inaccuracies in the Sellers’ materials provided to Buyer; notwithstanding same, any materials provided to Buyer is only for convenience only and does not represent a promise, representation or warranty of any kind, except as otherwise set forth herein.

23.2.20Except as set forth in this Agreement, Sellers have entered into no oral or written leases, licenses, permits, franchises, concession or occupancy agreements affecting the Premises.

23.2.21Seller-SPE has not received any written notice, and Seller-SPE is not aware, of existing violations of any Federal, State, County, municipal or local laws, ordinances, orders, regulations or requirements affecting the Premises as of the date of this Agreement, and, if Seller receives any such written notice or such information prior to Closing, Seller-SPE agrees to provide Buyer with such information, including a copy of any written notice.

23.2.22Sellers do not and will not at Closing have any liabilities or obligations, whether absolute, accrued or contingent, which would create any liability for Buyer or preclude or delay the Closing.  Seller does not know of any basis for the assertion against Sellers, the Business or any of the Purchased Assets of any liability or obligation of any nature or in any amount except as disclosed to Buyer.  There are no undisclosed gift certificate programs, coupons, vouchers or other similar promotions relating to the Business.  Buyer shall not be liable for any Guest Deposits or gift certificates or similar expenses post-Closing, which Buyer has not agreed and been credited for at Closing.

23.2.23Sellers have not received any written notice that any businesses and operations of Seller-J&L at the Premises are not now or have not been in compliance with all applicable federal, state, local or other governmental laws or ordinances, and all applicable orders, decrees, directives, agreements, rules and regulations of or with foreign, federal, state, local or other governmental agencies courts or other governmental entities (including, without limitation, those relating to energy, safety, fire, health, zoning, anti-discrimination, antitrust, wage and hour and price and wage control, and those concerning or relating to protection of health and the environment (collectively referred to as the "Environmental Laws")).  Further, Sellers have not received any notice of violation, citation, complaint, request for information, order, directive, compliance schedule, other similar enforcement order or any other notice from any administrative or governmental agency, court or other entity, indicating that any business or operation of Seller-J&L at the Premises was not or currently is not in compliance with all Environmental Laws, as defined above.  To the best of Seller-J&L's knowledge, without any inquiry or investigation, there are no outstanding violations by or citations to the Business with respect to any local or State Board of Health (or similar entity).

23.2.24Sellers have not received any written notice that the Purchased Assets are in a materially unclean and unhealthful condition, containing materials and physical conditions which violate any Environmental Laws.

23.2.25None of the employees of the Business is represented by any union or other collective bargaining representative, nor are there currently any attempts by any union or other collective bargaining representative to organize employees and, to the knowledge of Seller-J&L, there have been no such attempts within the last one year.

23.2.26Seller-J&L has not established or been party to or bound by any profit-sharing, pension, retirement incentive or other similar plan or arrangement for any of its employees subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA").  The consummation of the transactions contemplated by this Agreement will not, alone or together with any other event, (i) entitle any person to severance pay, unemployment compensation or any other payment; (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any such employee; or (iii) result in any liability under Title IV of ERISA or otherwise.

23.2.27The material licenses, permits, rights and other authorizations which Seller J&L have by which it conducts the Business (collectively, the "Permits") are listed on Exhibit “G” to this Agreement.  Seller J&L owns, possesses or has the legal right to use the Permits, free of all liens, pledges, claims or other encumbrances of any nature whatsoever (except possibly as may be pledged or mortgaged under existing loan agreements that will be paid off at Closing).  Seller- J&L is not in default under, nor has Seller-J&L received any notice of any claim, default, deficiency or violation or any other claim or proceeding relating to, any such Permit.  To the best knowledge of Seller J&L, all such Permits are renewable by their terms in the ordinary course of business without the need to comply with any special qualification procedure or to pay any amounts other than routine filing fees and will not be adversely affected by the consummation of the transactions contemplated by this Agreement.  No employee or former employee of the Business, or any other person, firm or corporation, owns or has any proprietary, financial or other interest, direct or indirect, in whole or in part, in any such Permit.  Seller-J&Lwill transfer the Permits to Buyer at Closing to the extent assignable.

23.2.28To the best of Sellers knowledge, without any inquiry or investigation, the Premises are in compliance with the New Jersey Hotel and Multiple Dwelling Health and Safety Act, N.J.S.A. 55:13A-1 et seq., and the regulations promulgated thereunder, to the extent set forth in the documents attached as Exhibit “G”.  Upon execution of this Agreement, Seller shall provide Buyer with a copy of the items listed on Exhibit “G” to evidence such compliance.  If the above is found to be inaccurate, then Buyer’s sole remedy shall be to cancel the Agreement and receive the return of the Deposit. Under no circumstances shall Sellers be obligated to arrange, pay for or perform work needed to remedy any violation, defective or non-compliant conditions, or to arrange, pay for or perform any corrective work, renovation, remediation, upgrade, clean-up remediation or any other work with regard to the Premises, notwithstanding anything stated in this Agreement to the contrary.

23.2.29Seller_J&L has obtained and has in good standing a Borough of West Cape May Mercantile License.

23.2.30To the best of Sellers’ knowledge, without any inquiry or investigation, there are no underground storage tanks installed or otherwise present at the Premises and none have been removed.

23.2.31There are no facilities located outside the Premises which are used in the operation of the Business.

23.2.32There are no real estate tax appeal proceedings currently pending with respect to the Purchased Assets.

23.2.33There are no undisclosed gift certificate programs, coupons, vouchers or other similar promotions relating to the Purchased Assets except as forth on Schedule 10.2.33.

23.2.34Schedule 10.2.34 sets forth a correct list of all Bookings for the Premises as of the Effective Date.  Seller has not sold any timeshare interests or other recurring ownership or occupancy rights in the Premises except the Bookings.

24.DEFAULT AND REMEDIES.

24.1Buyer Remedies.  If Sellers fail to perform any of its material obligations or agreements contained herein and if Buyer is not then in default of any of its obligations and agreements contained herein, then Buyer may elect to pursue one of the following remedies:  either (i) to terminate this Agreement by giving written notice of termination and the reasons therefor to Sellers, in which event neither Sellers nor Buyer shall have any further obligations or liabilities one to the other hereunder (except for Buyer's obligations under Paragraphs 13.12 and 7.1 hereof and as set forth below upon a willful refusal by Seller to close), the Deposit shall be returned to Buyer, or (ii) Buyer may proceed to Closing for conveyance of the Purchased Assets, pursuant to which Sellers shall convey to Buyer such title to the Purchased Assets as Seller then holds on the date of Closing and subject to the Permitted Exceptions consistent with the terms of this Agreement and Buyer shall take the Purchased Assets in the physical condition as then exists consistent with the terms of this Agreement without a reduction in the Purchase Price.  Notwithstanding the foregoing, in the event of a willful breach by Sellers, Buyer shall be entitled to specific performance or, in addition to a return of the Deposit, to recover from the Seller its actual damages equal to the costs actually incurred in connection with the negotiation of this Agreement, application fees, any title costs, survey fees, legal fees, engineering, financing fees, SEC fees and all other consulting fees and all other fees or costs incurred in connection with its Due Diligence Review pursuant of the Approvals or pursuant of the Transaction; except that in any event and notwithstanding the actual amount of damages sustained or provable by Buyer, Sellers’ liability is capped and limited to no more than $100,000.

24.2Sellers Remedies.  If Buyer fails to perform or breaches any of its obligations or agreements required under this Agreement, or fails to close the Transaction (except for in the event of a permitted termination of this Agreement in accordance with the provisions hereof), then Sellers may elect as Sellers' sole remedy option hereunder to terminate this Agreement and to receive the Deposit and Buyer shall have no further obligations or liabilities one to the other hereunder, except for Buyer's obligation under Paragraph 13.12 hereof.  Sellers' election to receive the Deposit as “liquidated damages” is agreed to by the parties due to the difficulty, inconvenience and uncertainty of ascertaining actual damages for such breach by Buyer and Buyer agrees that the same is a reasonable and fair estimate of damages and not a “penalty.”  Except if Buyer fails to affirmatively undertake any action (not including failure to close) required under this Agreement, Sellers may seek an action to compel Buyer to perform such action – except to be clear this is not intended to bestow on Sellers a right to obtain specific performance to compel Buyer to complete Closing.

25.RISK OF LOSS; CONDEMNATION; CASUALTY LOSS.

25.1Risk of Loss.  Risk of loss shall be borne by the Seller-SPE until the Closing, reasonable wear and tear excepted, subject to the following:

In the event of substantial damage (i.e., damage, the cost of which to repair is in excess of $50,000) to said Premises or Business assets prior to the Closing by fire, storm or other casualty:

1.Sellers shall give prompt notice of such damage to Buyer;

2.Sellers shall furnish Buyer promptly with an estimate of the cost of the restoration, replacement or repair of such damage; and

3.Buyer shall have the option, to be elected within ten (10) days of receipt of notice of the event causing substantial damage, to:

a.terminate this Agreement and obtain the prompt return of the Deposit and; or

b.proceed to Closing under this Agreement and take title to the Premises at Closing without any credit, offset, reduction, abatement or adjustment in the Purchase Price, in which event Buyer will receive a credit for the estimated cost.

4.Notwithstanding any of the foregoing or anything contained in section 6.1.3, Sellers shall have no affirmative obligation to repair, replace or restore any damage to the Premises or Personal Property beyond what may cost more than $50,000 resulting from any fire, storm or other casualty.

25.2Eminent Domain.  In the event, after the execution of this Agreement, all or a material portion of the Premises is taken by eminent domain or becomes subject to a taking by eminent domain or a deed in lieu of condemnation prior to Closing, Sellers shall immediately notify Buyer in writing of the same (“Eminent Domain Notice”) and Buyer must elect (as its sole and exclusive remedy) to either (i) terminate this Agreement by giving notice to such effect (in which event neither Sellers nor Buyer shall have any further obligations or liabilities one to the other, except for Buyer's obligations under Paragraph 13.12 hereof, and the Deposit shall be returned to Buyer) or (ii) proceed with Closing as set forth herein and accept title to the Premises with no reduction or credit off the Purchase Price subject to such taking or proceeding together with an assignment of all of Sellers’ rights and interest in and to any proceeds or compensation which remain unpaid to Sellers in connection with such taking and a credit against the Purchase Price for any amounts previously paid to Sellers as condemnation proceeds or compensation in connection with such taking.  Buyer's failure to give timely notice under Paragraph 12.2 (i) shall be deemed to be an election under Paragraph 12.2 (ii).  A taking shall be deemed “material” for the purposes of this Paragraph 12.2 if ten percent (10%) or more of the Premises is taken.

25.3Casualty Loss.  If the Premises is damaged by fire, vandalism, storm, flood, or any other casualty between now and the Closing, the parties shall obtain an estimate, from an established contractor of their choice, of the cost of repairing the damage.  If the estimated cost is less than $50,000, the Seller-SPE shall (a) repair the damage before the Closing at the Seller-SPE's expense or (b) deduct the estimated cost from the Purchase Price and upon either option, Sellers shall retain any insurance proceeds.  If the estimated cost is equal to or more than $50,000, the Buyer may (a) terminate this Agreement, whereupon the Deposit shall be returned to Buyer, or (b) proceed with the purchase with an assignment of the insurance claim, if any, without abatement of the Purchase Price except for the deductible.  If the estimated cost is equal to or more than $50,000, then Sellers, upon ten (10) days notice to Buyer may terminate this Agreement whereupon Sellers shall reimburse Buyer its expenses related to this Transaction up to $25,000 and the Deposit shall be returned to Buyer and neither party shall have any further liability to the other hereunder except for Buyer's obligations pursuant under Paragraph 13.12.

26.ADDITIONAL COVENANTS.

26.1Notices.  Any notice, request, demand, instruction or other communication to be given to either party hereunder (except those required to be delivered at Closing) shall be in writing, and shall be deemed to be delivered upon the earlier to occur of (i) actual receipt if delivered by hand or by commercial overnight courier to the address indicated, or (ii) the third business day after deposit in registered or certified United States Postal Service mail, return receipt requested, postage prepaid, addressed as set forth below, or (iii) if sent by facsimile or other telecopy or electronic transmission to the facsimile number or email address set forth below, on the day of receipt if received by 5:00 p.m. local time, or if received after 5:00 p.m. local time, on the next following business day; provided, however, copies of all notices delivered by facsimile shall be forwarded to the recipient thereof by overnight courier or United States mail.

IF TO BUYER:

HotelierCo

2100 Powers Ferry Road, Suite 370

Atlanta, GA  30339

Attn:  Nathan Kivi

Email:  Nathan.kivi@hotelierco.com

WITH A COPY TO:

Drinker Biddle & Reath LLP

Attn:  Dorothy Bolinsky, Esq.

105 College Road East, 3rd Floor

P.O. Box 627

Princeton, NJ  08542-0627

Fax:  (609) 799-7000

Email:  Dorothy.Bolinsky@dbr.com

IF TO SELLERS:

SPE Labrusciano LLC

J & L Labrusciano Partners

Attn: James Labusciano

Fax:  609-884-5334

Email: albertstevensinn@hotmail.com

WITH A COPY TO:

Anthony M. Bongiovanni, Esquire

c/o Nehmad, Perillo & Davis, PC

4030 Ocean Heights Avenue

Egg Harbor Township, NJ 08234

Fax:  (609) 926-9721

Email: abongiovanni@npdlaw.com

The fax number, addresses and email addressees for the purpose of this Paragraph may be changed by either party by giving written notice of such change to the other party in the manner provided herein.  Counsel for a party may give notice to the other party with the same effect as if given by a party.

26.2Attorneys' Fees.  In the event of any litigation between the parties arising out of or related to this Agreement or the parties rights, duties or obligations related hereto, the prevailing party (meaning the party receiving a jury award in its/their favor or in the event of a bench trial, a verdict in its/their favor) in such suit shall be entitled to recover, in addition to all other remedies or damages, its reasonable attorneys' fees and costs incurred in connection with such suit.

26.3Entire Agreement and Modification.  This Agreement and the attachments hereto constitute the entire agreement between Buyer and Sellers and supersedes all prior agreements and understandings (if any), oral or written, relating to the subject matter hereof.  This Agreement cannot be amended, modified or altered except by an agreement in writing executed and delivered by both Buyer and Sellers.

26.4Binding Effect.  This Agreement shall be binding upon and shall inure to the benefit of the parties hereto, and their respective successors, permitted assigns and legal representatives.

26.5Assignment.  Except as specifically stated below in this section, Buyer may not assign this Agreement or any portion of this Agreement or any rights, title, interests or obligations under this Agreement to any person or entity without the prior written and signed consent of Sellers which consent can be delayed or denied at Sellers’ sole discretion.  Except that, Buyer may transfer at the time of Closing its right, title and interest to this Agreement, or part hereof, to an entity in which Nathan Kivi maintains a majority interest and voting control, provided the assignee entity assumes, and such entity shall be deemed to have assumed along with Buyer, all of the obligations of the Buyer hereunder.  Notwithstanding such assignment, Buyer shall remain obligated under this Agreement and nothing herein shall be deemed to release Buyer of the obligation to consummate the Transaction or from any warranty or representation.

26.6Headings.  Paragraph headings are for convenience of reference only and shall in no way affect the meaning or interpretation of this Agreement.

26.7Governing Law / Jurisdiction.  The laws of the State of New Jersey shall govern the validity, construction, enforcement and interpretation of this Agreement.  This Agreement is made in the State of New Jersey.  In the event of a dispute arising under this Agreement or any other instrument or document ancillary to this Agreement, the parties hereby agree that the sole and exclusive jurisdiction and venue in which the dispute shall be resolved is the Superior Court of New Jersey, Cape May County.  Buyer and Sellers hereby acknowledge that this venue is convenient and voluntarily agree to be subject to the jurisdiction of the above court.

26.8Recording.  Buyer may not record this Agreement or any memorandum of this Agreement in the Cape May County Clerk’s office or in any public record.  The recording of same shall be deemed a material breach of this Agreement which will entitle Sellers to cancel this Agreement, and Buyer shall be obligated to immediately discharge same.

26.9Return of Documents.  Upon termination of this Agreement (except for a termination arising from Sellers’ breach), Buyer shall promptly thereafter deliver to Sellers copies of all documents provided to Buyer from Sellers and all plans, surveys, studies, maps, photographs, reports, approvals, diagrams of any nature obtained or prepared by or on behalf of Buyer pertaining to the Premises or the Business.  This provision shall survive termination of this Agreement.

26.10Jury Waiver.  THE PARTIES WAIVE THE RIGHT TO TRIAL BY JURY IN ANY LITIGATION ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE DUTIES OR OBLIGATIONS OF THE PARTIES ARISING THEREFROM.

26.11Post Closing Obligations.  Subject to Paragraph 9.4 Seller-J&L shall pay all liabilities of the Business incurred and payable prior to the Closing Date.

26.12Survival.  The provisions of Paragraphs 7.1, 13.9, and 13.11 (and any other provision which explicitly so provides) are intended to survive Closing or termination of the Agreement for any reason.  The provisions of 10.1 and 10.2 shall survive Closing for a period of twelve (12) months after closing but only as factually applicable to prior to Closing.  References in this Agreement to “Buyer's obligations under Paragraph 13.12” shall mean and refer to Buyer's acknowledgements and obligations upon Closing or termination of the Agreement as stated under Paragraph 13.9.

26.13Further Assurances.  Sellers and Buyer each agree to execute any and all documents reasonably necessary to effectuate the purposes of this Agreement and consummate the transaction.

26.14Counterpart Execution / Delivery.  This Agreement may be executed in one or more counterpart copies which, taken together, shall constitute one and the same agreement and delivery by Email or facsimile signatures shall be acceptable and enforceable.

26.15Neuter and Gender.  For purposes of this Agreement the neuter shall be deemed to include the masculine and the feminine, and the singular shall be deemed to include the plural and the plural the singular as the context may require.

26.16No Partnership or Joint Venture.  Buyer and Sellers acknowledge that by this Agreement, the parties are not for any purpose becoming partners or joint venturers with regard to any project or anything else.  The relationship of the parties to this Agreement is solely that of buyer and seller.

26.17Like Kind Exchange.  Buyer shall cooperate with Sellers and execute any documents reasonably required to permit Sellers to effect a like kind exchange pursuant to §1031 of the Internal Revenue Code provided that Buyer will incur no cost liabilities or obligations as a result of such an accommodation and Sellers shall indemnify and hold harmless Buyer with regard to any out-of-pocket expense related to same.  This paragraph shall survive closing of title hereunder.

26.18Intentionally Left Blank.

26.19Confidentiality.  The parties hereto agree to use their best efforts not to disclose any of the material terms of this Agreement or information discovered during Due Diligence (except to the extent as may be required by law or as required by the Title Company or the officers, directors, partners, employees, agents, or attorneys of the parties hereto in the ordinary course of business or in conjunction with the Transaction) without the prior written consent of the other party.

26.20Bulk Sales.  The parties acknowledge that the provisions of the New Jersey Sales and Use Tax Act, N.J.S.A. 54:32B-1 et seq. (“Bulk Sales Act”), are applicable to the sale of the Premises by Seller-SPE.  Buyer shall submit the required Notification of Sale, Transfer or Assignment in Bulk (Form C-9600) (“Bulk Sale Notice”) and all required attachments to the New Jersey Department of the Treasury, Division of Taxation, Bulk Sales Section (“Section”) not later than twenty (20) days prior to Closing.  If provided by Sellers, Buyer agrees to submit an Asset Transfer Tax Declaration (“ATTD”) completed by Sellers at the time that Buyer files the Bulk Sale Notice.  Such filing shall be made by overnight delivery to the address specified by the Section for such filing by overnight delivery.  Seller-SPE shall cooperate with the Buyer in connection with such submission by supplying any other information necessary for Buyer to file the Bulk Sales Notice.  In the event that the New Jersey Division of Taxation requires Buyer to hold a portion of the Purchase Price in escrow for potential tax liabilities of Seller-SPE, Seller-SPE authorizes Buyer to comply with such requirement and Buyer’s Attorney shall hold such amount, in escrow, and is authorized to disburse same upon receipt of authorizations, and in accordance with directions, from the Division of Taxation and the balance of the escrow, if any, shall be paid to Sellers, as allocated by Sellers.  This paragraph shall survive the Closing.

26.21Historical Property.  During the Due Diligence Period, Buyer shall make whatever inquiries, investigations and analysis that Buyer may desire to ascertain and determine whether the Premises is historically significant and whether it is located in an historic preservation district (or similar district), and if so to investigate and determine the limitations, rules and regulations related to the Premises.  Buyer may not cancel this Agreement following the expiration of the Due Diligence Period for any reason related to the historical aspect of the Premises, and Buyer’s failure to terminate the Agreement under the Due Diligence period shall be deemed that Buyer accepts the Property subject to the property’s historical status.

26.22Profitability of Business.  Sellers make no representations or warranties to Buyer concerning the financial condition and profitability of the Business.  Buyer acknowledges that past performance is no indicator of future success.  Buyer also acknowledges that Buyer has undertaken its own independent evaluation of the existing Business and its location, and, as such, does not rely upon any written or oral representations or information which may have been made or provided by Sellers or any other individual in this regard.

26.23Third Party Beneficiaries.  This Agreement has been entered into solely for the benefit of the parties signing this agreement.  The parties, by entering into this Agreement, do not intend to benefit any third party and do not intend to bestow upon any third party any rights or entitlement.  The parties to this contract do not intend to create a right in any third party to compel performance of, or to otherwise assert any rights under, this Agreement.

26.24Effective Date.  The term “Effective Date” hereof shall be the date when the last one of Sellers and Buyer has properly executed and delivered this Agreement.

[SIGNATURES ON FOLLOWING PAGE]

IN WITNESS WHEREOF, this Agreement has been executed by the parties hereto is effective as of the date of Seller's execution hereof as set forth below.

WITNESS:SELLER:

SPE LABRUSCIANO LLC

_____________________________By:Name:

Title:

J& L LABRUSCIANO PARTNERS

_____________________________By:Name:

Title:

_____________________________By:Name:

Title:

WITNESS:BUYER:

HCo Cape May LLC, a Delaware limited liability company

__________________________By:_________________________________

Name:Nathan Kivi

Title:  Member

INDEX OF EXHIBITS

Exhibit “A”-Legal Description of the Premises

Exhibit “B”Schedule of Excluded Personal Property

Exhibit “C”-Service Contracts

Exhibit “D”-Seller’s Closing Certificate

Exhibit “E”-Buyer’s Closing Certificate

Exhibit “F”-Outstanding Violations Known to Seller

Exhibit “G”-List of Permits

Schedule “4.1”-Permitted Exceptions

Schedule 10.2.33-Promotions

Schedule 10.2.34-Bookings

Exhibit “A”

LEGAL DESCRIPTION OF THE PREMISES

Exhibit “B”

SCHEDULE OF EXCLUDED PERSONAL PROPERTY

Most of which have already been removed

-Personal Property of Sellers located in the basement and shed consisting of various tools, holiday ornaments and the like;

-Two (2) lamps in Room #2 (reverse painting on lamp shade);

-Curio Cabinet in foyer (and nutcrackers and all other contents therein);

-A hall table in the second dining room (has one drawer with lamp);

-All items of China in the China closet located in the second dining room;

-Three (3) dishes (flow blue) currently mounted on sideboard in dining room;

-The table lamp (rose themed) in Room #4;

-Paul Revere pots and pans and cookie sheets;

-Chef knives currently hanging on the kitchen wall (on magnetic strip);

-Corella dishes;

-All physical computers and hard drives;

a.Gone With the Wind Lamp;

-Two (2) sideboard lamps in the main dining room;

-Credit card machine.

Exhibit “C”

SERVICE CONTRACTS

EXTERMINATOR - EHRLICH

TRU GREEN (they do chemical treatment of lawn)

No vending machines exist

Exhibit “D”

SELLER’S CLOSING CERTIFICATE

THIS CLOSING CERTIFICATE is made as of the       day of                , 20__, by SPE LABRUSCIANO LLC (“Seller”), to and in favor of HCO CAPE MAY, LLC, a Delaware limited liability company (“Buyer”), under and pursuant to that certain Asset Sale and Purchase Agreement by and between Seller and Purchaser dated as of              , 2019 (the “Agreement”), for the purchase and sale of certain real Premises located in Borough of West Cape May, New Jersey and more commonly known as the Albert Stevens Inn, as more particularly described in the Agreement.  Capitalized terms used, but not defined herein, shall have the meanings given them in the Agreement.

Except as disclosed on Schedule “A” attached hereto and made a part hereof, Seller hereby reconfirms, remakes and re-warrants to Buyer as of the date hereof each of the representations, warranties and covenants made by Seller and contained in the Agreement in the same manner as such representations, warranties and covenants were made in the Agreement, each of which is incorporated herein and made a part hereof by this reference.  Except as modified hereby, Seller hereby confirms that each of said representations and warranties are true and accurate in all material respects as of the date hereof.

Nothing in this Closing Certificate shall be deemed to expand the obligations and liabilities of Seller under the Agreement and all of the provisions of Paragraph ____ of the Agreement shall be incorporated herein by reference.

IN WITNESS WHEREOF, Seller has executed this Closing Certificate as of the day and year first above written.

SPE LABRUSCIANO LLC

By:______________________________

Name:

Title:

Schedule A - Disclosure

Exhibit “E”

BUYER'S CLOSING CERTIFICATE

THIS CLOSING CERTIFICATE is made as of the       day of                , 20__, by HCO CAPE MAY, LLC, a Delaware limited liability company (“Purchaser”), to and in favor of SPE LABRUSCIANO LLC (“Seller”), under and pursuant to that certain Purchase and Sale Agreement by and between Seller and Purchaser dated as of            , 2019 (the “Agreement”), for the purchase and sale of certain real Premises located in Borough of West Cape May, New Jersey and more commonly known as the Albert Stevens Inn, as more particularly described in the Agreement.  Capitalized terms used, but not defined herein, shall have the meanings given them in the Agreement.

Except as disclosed on Schedule “A” attached hereto and made a part hereof, Purchaser hereby reconfirms, remakes and re-warrants to Seller as of the date hereof each of the representations, warranties and covenants made by Purchaser and contained in the Agreement in the same manner as such representations, warranties and covenants were made in the Agreement, each of which is incorporated herein and made a part hereof by this reference.  Except as modified hereby, Purchaser hereby confirms that each of said representations and warranties are true and accurate in all material respects as of the date hereof.

Nothing in this Closing Certificate shall be deemed to expand the obligations and liabilities of Purchaser under the Agreement and all of the provisions of Paragraph ____ of the Agreement shall be incorporated herein by reference.

IN WITNESS WHEREOF, Purchaser has executed this Closing Certificate as of the day and year first above written.

[_________________________]

By:_____________________________

Name:

Title:

Schedule A - Disclosure

Exhibit “F”

OUTSTANDING VIOLATIONS KNOWN TO SELLER

Exhibit “G”

LIST OF PERMITS

1.Mercantile License

2.Certificate of Registration

3.Certificate of Inspection

SCHEDULE 4.1

PERMITTED EXCEPTIONS

SCHEDULE 10.2.33

PROMOTIONS

SCHEDULE 10.2.34

BOOKINGS

FIRST AMENDMENT TO

CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE

THIS FIRST AMENDMENT TO THE CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE (“Amendment”) dated as of April 2, 2019 is by and between MONIQUE A. GREENWOOD and GLENN D. POGUE (“Seller”), and HCo CAPE MAY LLC, a Delaware limited liability corporation (“Buyer”).

BACKGROUND

 WHEREAS, Seller and Buyer entered into that certain Purchase and Sale Agreement, dated as of March 8, 2019 (the “PSA”); and

WHEREAS, pursuant to the PSA the Due Diligence Period expires on April 8, 2019 at 5:00 pm; and

WHEREAS, the parties wish to extend the Due Diligence Period for thirty (30) days, until May 8, 2019.

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which is mutually acknowledged, Seller and Buyer hereby agree as follows:

1.Defined Terms.  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings given to such terms in the Contract.

2.Due Diligence Termination Date.  Seller and Buyer hereby confirm that the Due Diligence Termination Date and is extended until May 8, 2019 at 5:00 pm.

3.Parcel 3.  In the PSA Parcel 3 was defined as real property known as Block 3, Lot 15, commonly known as 116 Broadway, located in the Borough of West Cape May, Cape May County, New Jersey.  Parcel 3 should be Block 34, Lot 15, commonly known as 116 Broadway, located in the Borough of West Cape May, Cape May County, New Jersey.

4.Entire Agreement.  This Amendment, together with the PSA, is the complete understanding between the parties and supersedes all other prior agreements.  To the extent of any inconsistency between the PSA and this Amendment, the terms of this Amendment shall control.  Except as expressly modified hereby, the PSA is in full force and effect, the parties hereby ratifying and confirming the PSA.

5.Counterparts; Execution.  This Amendment may be executed and delivered in any number of counterparts, each of which together shall constitute an original.  This Amendment may be executed and delivered by facsimile signature or other reliable electronic means of delivering a manually signed copy of this Amendment (including email of a PDF document).

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IN WITNESS WHEREOF, this Amendment has been duly executed by the parties hereto as of the day and year first above written.

SELLER:

MONIQUE A. GREENWOOD

By:  ____________________

Name:   Monique A. Greenwood

SELLER:

GLENN D. POGUE

By:  ____________________

Name:   Glenn D. Pogue

BUYER:

HCO CAPE MAY LLC, a Delaware limited liability company

By:

Name:Nathan Kivi

Title:  Authorized Representative

[Signature Page to First Amendment to Contract for Sale and Purchase of Real Estate]

SECOND AMENDMENT TO CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE

THIS SECOND AMENDMENT TO CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE (this “Second Amendment”) is made as of this 6th day of May 2019, by and between Monique A. Greenwood, with an address of 347 MacDonough Street, Brooklyn, NY 11233, and Glenn D. Pogue, with an address of 347 MacDonough Street, Brooklyn, NY 11233 (together, the “Seller”) and HCo Cape May LLC with an address of 2100 Powers Ferry Road, Suite 370, Atlanta, GA 30339 (the “Buyer”).

BACKGROUND

WHEREAS, Buyer and Seller previously entered into that certain Contract for Sale and Purchase of Real Estate, with an effective date of March 8, 2019 as amended by that First Amendment to Contract for Sale and Purchase of Real Estate dated as of April 2, 2019 (collectively, the “Contract”), for the purchase and sale those certain parcels of Property, as more particularly described in Exhibits A-1, A-2 and A-3 attached to the Contract (the “Property”); and

WHEREAS, Buyer has undertaken various inspections of the Property in connection with its Due Diligence Review and has identified various condition concerns or potential risks.  The items required for remediation include the structural issues of the building located at 115 Broadway (referred to as “Parcel 2” in the Contract) and the removal of an underground storage tank located at 116 Broadway (referred to as “Parcel 3” in the Contract) (the “Property Concerns”); and

WHEREAS, in light of the Property Concerns, Buyer and Seller have agreed to amend the Contract, as set forth below, to reduce the Deposit and to include an escrow agreement.

NOW THEREFORE, for the sum of One Dollar ($1.00), together with the agreement to modify the terms and conditions of the Contract, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereby agree as follows:

7.Recitals.  The foregoing recitals are hereby acknowledged to be true and correct and are incorporated herein by reference.

8.Deposit.  The Deposit, as set forth in Section 3 of the Contract, shall be reduced from Eighty Thousand ($80,000.00) Dollars to Fifteen Thousand ($15,000.00) Dollars (the “Reduced Deposit”).  The parties acknowledge that Buyer has already delivered the Reduced Deposit to the Escrow Agent pursuant to the Contract.

9.Liquidated Damages.  The total amount of liquidated damages that Seller shall be entitled to pursuant to Section 14 of the Contract shall be Eighty Thousand ($80,000.00) Dollars, inclusive of the Deposit.

10.Post-Closing Escrow.  At Closing, Seller shall place Fifty Thousand ($50,000.00) Dollars of the net Purchase Price (“Post-Closing Escrow Funds”) into escrow with the Escrow Agent as collateral in favor of Buyer to ensure that Buyer is reimbursed for certain costs incurred as a result of any remedial actions performed related to the Property Concerns (the “Remediation Costs”), as more fully set forth in the escrow agreement attached hereto as Exhibit A (“Post Closing Escrow Agreement”).  In accordance with terms and conditions set forth in the Post Closing Escrow Agreement, Buyer shall be entitled to be compensated from the Post-Closing Escrow Funds to the extent that the costs to remediate the Property Concerns exceeds Fifteen Thousand ($15,000.00) Dollars; however, under no circumstances shall Seller be liable for any amount of Remediation Costs that exceed the Post-Closing Escrow Funds.  More particularly, the Remediation Costs shall be allocated amongst Buyer and Seller as follows:

a.$0 – $15,000 Paid exclusively by Buyer;

b.$15,001 - $80,000 Buyer shall be responsible for twenty five percent (25%) of the Remediation Costs but shall be entitled to be reimbursed from the Post-Closing Escrow Funds for the remaining seventy five percent (75%); and

c.>$80,000  Paid exclusively by Buyer.

11.Defined Terms.  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings given to such terms in the Original Contract.

12.Entire Agreement.  This Second Amendment, together with the Original Contract, is the complete understanding between the parties and supersedes all other prior agreements.  To the extent of any inconsistency between the Original Contract and this Second Amendment, the terms of this Second Amendment shall control.  Except as expressly modified hereby, the Original Contract is in full force and effect, the parties hereby ratifying and confirming the Original Contract.

13.Counterparts; Execution.  This Second Amendment may be executed and delivered in any number of counterparts, each of which together shall constitute an original.  This Second Amendment may be executed and delivered by facsimile signature or other reliable electronic means of delivering a manually signed copy of this Second Amendment (including email of a PDF document).

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IN WITNESS WHEREOF, the parties hereto have executed this Second Amendment in counterparts as of the day and year first set forth above.

Date of Signatures	BUYER: HCo Cape May LLC Name: Nathan Kivi Title: Authorized Representative
SELLER: Name: Monique A. Greenwood
SELLER: Name: Glenn D. Pogue

Exhibit A

FORM POST CLOSING ESCROW AGREEMENT

THIS POST CLOSING ESCROW AGREEMENT (this “Agreement”) is made as of this _______ day of _________ 2019, by and between Monique A. Greenwood, with an address of 347 MacDonough Street, Brooklyn, NY 11233, and Glenn D. Pogue, with an address of 347 MacDonough Street, Brooklyn, NY 11233 (together, the “Seller”), HCo Cape May LLC with an address of 2100 Powers Ferry Road, Suite 370, Atlanta, GA 30339 (the “Buyer”) and Drinker Biddle & Reath LLP (the “Escrow Agent”).

R E C I T A L S

WHEREAS, Buyer and Seller previously entered into that certain Contract for Sale and Purchase of Real Estate, with an effective date of March 8, 2019 (the “Original Contract”), as amended by that certain First Amendment to Contract for Sale and Purchase of Real Estate dated as of April 2, 2019 and Second Amendment to Contract for Sale and Purchase of Real Estate dated May 6, 2019 (the “Second Amendment” and together with the First Amendment and the Original Contract, the “Contract”) for the purchase and sale of those certain parcels of Property, as more particularly described in Exhibit A attached to this Agreement (the “Property”); and

WHEREAS, pursuant to Section 4 of the Second Amendment, Seller and Buyer have agreed that, at the Closing, Seller shall place Fifty Thousand ($50,000.00) Dollars of the net Purchase Price into escrow with the Escrow Agent, to serve as an escrow deposit (the “Escrow Funds,” which term shall include all interest accrued thereon); and

WHEREAS, to the extent Buyer, in connection with remediating any Property Concerns (as defined in the Contract), incurs costs, including, without limitation, environmental remediation costs, payments to third parties, and reasonable legal, engineering, consulting or other professional fees (the “Remediation Costs”), exceeding Fifteen Thousand ($15,000.00) Dollars, such Remediation Costs shall be reimbursed to the Buyer from the Escrow Funds in accordance with the terms herein; and

WHEREAS, the parties hereto desire to set forth their mutual understanding and agreement with regard to disbursements of the Escrow Funds.

NOW, THEREFORE, in consideration of the foregoing and in connection with the sale of the Property, the Seller, Buyer and Escrow Agent agree as follows:

1.Escrow Funds.  Seller has escrowed with Escrow Agent the Escrow Funds.

2.Remediation Costs Allocation.  The Remediation Costs shall be allocated amongst Buyer and Seller as follows:

a.$0 – $15,000 Paid exclusively by Buyer (the “Buyer’s Initial Responsibility”);

b.$15,001 - $80,000 Buyer shall be responsible for twenty five percent (25%) of the Remediation Costs but shall be entitled to be reimbursed from the Escrow Funds for the remaining seventy five percent (75%) (the “Shared Remediation Costs”); and

c.>$80,000 Paid exclusively by Buyer.

3.Disbursement. Escrow Agent shall not disburse the Escrow Funds until Buyer has delivered to Seller and Escrow Agent evidence of costs incurred by Buyer (including, without limitation, invoices or other documentation stating with commercially reasonable specificity the items comprising such costs), which satisfy Buyer’s Initial Responsibility (the “Satisfaction Notice”) After receipt of the Satisfaction Notice, Escrow Agent is hereby instructed to disburse the Escrow Funds in the manner provided below upon the earlier to occur of:

a.If Buyer shall deliver to Seller and Escrow Agent a request for reimbursement of the Shared Remediation Costs, together with invoices or other documentation stating with commercially reasonable specificity the items comprising such Shared Remediation Costs (an “Escrow Claim”), Escrow Agent shall pay seventy five percent (75%) of the total amount of each Escrow Claim to Buyer within five (5) business days following the submission of an Escrow Claim unless written objection by Seller is received by Escrow Agent and Buyer.

b.Receipt by Escrow Agent of an order from a court of competent jurisdiction directing disbursement of the Escrow Funds, whereupon Escrow Agent is authorized and directed to disburse the Escrow Funds in accordance with the provisions of such order.

c.As set forth in joint written instructions of both Seller and Buyer received by Escrow Agent.

4.Status, Rights and Duties of Escrow Agent; Indemnification.

a.Buyer and Seller hereto hereby confirm and agree that the status, rights and duties of Escrow Agent hereunder shall be governed by the following provisions:

(i)It is agreed that the duties of the Escrow Agent hereunder are only such as are herein specifically provided, being purely ministerial in nature, and that Escrow Agent shall incur no liability hereunder whatsoever except for its willful misconduct or gross negligence, and Escrow Agent shall not incur any liability hereunder with respect to any action taken or omitted by Escrow Agent (A) in reliance on any instrument, including any written notice or instruction provided for in this Agreement, not only as to its due execution and the validity and effectiveness of its provisions, but also as to the truth and accuracy of any information contained therein, which Escrow Agent shall in good faith believe to be genuine, to have been signed or presented by a person or persons having authority to sign or present such instrument, and to conform to the provisions of this Agreement, or (B) pursuant to any judgment, decree, or order of a court adjudicating any dispute arising under this Agreement or with respect to the Escrow Funds, Escrow Agent being hereby authorized and directed to act in accordance with such judgment, decree or order regardless of whether an appeal has been or may be taken therefrom by Buyer or Seller.

(ii)Escrow Agent shall be under no responsibility with respect to the Escrow Funds other than faithfully to deposit and hold the same as herein provided and thereafter to release the same in accordance with the provisions of this Agreement and any subsequent instructions given in accordance with the provisions of this Agreement.

(iii)Escrow Agent assumes no liability under this Agreement except that of a stakeholder.  If there is hereafter any dispute between Buyer or Seller as to whom should receive the Escrow Funds, Escrow Agent shall not be obligated to deliver such Escrow Funds but in such event Escrow Agent may hold such funds until receipt by Escrow Agent of an authorization in writing signed by Buyer or Seller directing the disposition of such documents, or, in the absence of such authorization, Escrow Agent may hold the Escrow Funds until the final determination of the rights of the parties in an appropriate proceeding.  If such written authorization is not given, or proceedings for such determination are not begun and diligently continued, Escrow Agent is not required to bring an appropriate action or proceeding for leave to deposit such documents into court, pending such determination, but in the event of any such dispute between Buyer and Seller under this Agreement, Escrow Agent is hereby authorized to deposit into court in an appropriate interpleader proceeding the Escrow Funds.

(iv)Following the release of the Escrow Funds as provided in this Agreement, Escrow Agent shall have no further duties or liabilities hereunder.

b.Seller and Buyer hereby irrevocably waive and covenant not to bring any suit, claim, demand or cause of action of any kind which either one or both may have or assert against Escrow Agent arising out of or relating to the execution or performance by Escrow Agent of this Agreement, unless such suit, claim, demand or cause of action is based upon the willful misappropriation of funds by Escrow Agent or Escrow Agent’s willful misconduct or gross negligence.  Buyer and Seller hereby jointly and severally indemnify, defend and hold Escrow Agent harmless from, any and all claims, actions, demands, losses, damages, expenses (including, without limitation, court costs and reasonable attorneys’ fees) and liabilities that may be imposed in connection with the performance of Escrow Agent’s duties hereunder, including, without limitation, any litigation arising with respect to this Agreement or involving the subject matter hereof, but excluding any such claims, actions, demands, losses, damages, expenses and liabilities resulting from or arising out of any willful misconduct or gross negligence by Escrow Agent hereunder.  In the event Buyer and Seller are opposing parties in such litigation, the party prevailing in such litigation shall be reimbursed promptly upon demand by the other party in an amount equal to that amount which the prevailing party shall have paid Escrow Agent with respect to such litigation and the subject matter thereof pursuant to this subsection.

c.Seller acknowledges that Drinker Biddle & Reath LLP is counsel to Buyer in connection with the Transaction described in the Contract and this Agreement, and anything to the contrary contained herein notwithstanding, it is expressly understood and agreed that Drinker Biddle & Reath LLP may continue to represent Buyer as Buyer's counsel in any dispute between Buyer and Seller relating to the Contract or this Agreement, including any dispute relating to the escrow funds, while continuing to act as Escrow Agent hereunder.  Nothing contained herein, nor the execution or delivery of this Agreement by Escrow Agent, shall in any way affect or require the termination of such attorney-client relationship, and Seller hereby specifically consents to the continued representation of Buyer by Drinker Biddle & Reath LLP in all suits, claims, controversies or disputes which may arise hereunder or under the Contract, and Seller irrevocably waives any objection which Seller may have with respect to any such representation of Buyer by Drinker Biddle & Reath LLP which Seller might otherwise be entitled to assert.  This provision shall survive the termination of the Agreement.

5.Further Assurances.  Seller and Buyer covenant and agree to execute and deliver to Escrow Agent, promptly upon request, such releases, instructions and other documents, instruments and agreements as may be reasonably requested by Escrow Agent in connection with the disbursement of all or any portion of the Escrow Funds.

6.Seller Liability.  In no event shall Seller’s liability for any Escrow Claim(s) exceed the amount of the Escrow Funds.

7.Exculpation; Indemnity.  It is expressly understood and agreed that Escrow Agent acts under this Agreement as an accommodation to Seller and Buyer and as a depository only.  Escrow Agent is not responsible or liable in any manner whatsoever for the sufficiency, correctness, genuineness or validity of any instrument deposited with it, or for the form of execution of such instruments, or for the identity, authority or right of any person executing or depositing the same, or for the terms of any instrument pursuant to which the Escrow Agent or the Parties may act.  Escrow Agent acknowledges that it shall not be entitled to any fees or other compensation for the performance of its duties under this Agreement.  Seller and Buyer agree to indemnify and save harmless Escrow Agent from any claims, liabilities, judgments, attorneys’ fees and other expenses of every kind and nature which may be incurred by it by reason of its acceptance of and its performance under this Agreement.

8.Notices.  All notices, instructions, claims, requests or other communications required to be given or which may be given under this Agreement shall be in writing and shall be given in accordance with the terms of the Contract, addressed to Buyer and Seller as provided in the Contract.

9.Governing Law; Successors and Assigns.  This Agreement shall be construed in accordance with and governed by the internal laws of the State of New Jersey, with jurisdiction and venue of any litigation placed in Cape May, New Jersey, without regard to principles of conflicts of law and may only be amended or modified by written agreement executed by Seller, Buyer and Escrow Agent.  This Agreement shall be binding upon and shall inure to the benefit of the Seller and Buyer and their respective successors and assigns.

10.Counterparts.  This Agreement may be executed in multiple counterparts, and all such executed counterparts shall constitute the same agreement.

11.Jury Waiver and Attorneys’ Fees.  In the event it becomes necessary for either Buyer or Escrow Agent to file a suit to enforce this Agreement or any provisions contained herein, the prevailing party in such suit shall be entitled to recover, in addition to all other remedies or damages, reasonable attorneys’ fees and costs of court incurred in connection with such suit.  The parties waive the right to trial by jury in any litigation arising out of or related to this Agreement or the duties or obligations of the parties arising thereof.

12.No Third Party Beneficiaries.  This Agreement shall not be construed as giving any person, other than the Parties hereto and their permitted successors, heirs and assigns, any legal or equitable right, remedy or claim under or in respect of this Agreement or any of the provisions herein contained, this Agreement and all provisions and conditions hereof being intended to be, and being, for the sole and exclusive benefit of such parties, and permitted successors, heirs and assigns and for the benefit of no other person or entity.

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Date of Signatures	BUYER: HCo Cape May LLC Name: Nathan Kivi Title: Authorized Representative
SELLER: Name: Monique A. Greenwood
SELLER: Name: Glenn D. Pogue

EXHIBIT A

PROPERTY LEGAL DESCRIPTION

CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE

THIS CONTRACT FOR SALE AND PURCHASE CONTRACT OF REAL ESTATE (this “Contract”) is made as of this 8th day of March 2019, by and between Monique A. Greenwood, with an address of 347 MacDonough Street, Brooklyn, NY 11233, and Glenn D. Pogue, with an address of 347 MacDonough Street, Brooklyn, NY 11233 (together “Seller”) and HCo Cape May LLC with an address of 2100 Powers Ferry Road, Suite 370, Atlanta, GA 30339, (“Buyer”).

BACKGROUND

WHEREAS, Monique A. Greenwood is the owner of a parcel of real property known as Block 4, Lot 1.02, commonly known as 111 Myrtle Avenue, located in the Borough of West Cape May, Cape May County, New Jersey (“Parcel 1”) as more particularly described in the attached Exhibit “A-1” as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto; and

WHEREAS, Monique A. Greenwood is the owner of a parcel of real property known as Block 4, Lot 1.01, commonly known as 115 Broadway, located in the Borough of West Cape May, Cape May County, New Jersey (“Parcel 2”) as more particularly described in the attached Exhibit “A-2” as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto; and

WHEREAS, Monique A. Greenwood and Glenn D. Pogue are the owners of a parcel of real property known as Block 3, Lot 15, commonly known as 116 Broadway, located in the Borough of West Cape May, Cape May County, New Jersey (“Parcel 3”) as more particularly described in the attached Exhibit “A-3” as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto; and

WHEREAS, Parcel 1, Parcel 2 and Parcel 3 shall be together referred to herein as the “Property” and

WHEREAS, “Seller” shall collectively refer to Monique A. Greenwood and Glenn D. Pogue unless the context clearly indicates otherwise; and

WHEREAS, Seller desires to sell and Buyer desires to buy the Property for the consideration and on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the promises and the mutual covenants and conditions herein contained, and intending to be legally bound hereby, Seller hereby agrees to sell and Buyer hereby agrees to buy the Property in accordance with the following terms and conditions:

14.Purchase Price: Deposit.  The purchase price for the Property shall be One Million and Six Hundred Thousand ($1,600,000.00) Dollars (“Purchase Price”).  The Purchase Price shall be payable by Buyer to Seller as follows:

a.An earnest money deposit of Eighty Thousand ($80,000.00) Dollars (“Deposit”) shall be delivered in escrow to Buyer’s attorneys, Drinker Biddle & Reath LLP, (in such capacity, “Escrow Agent”).  The first Fifteen Thousand ($15,000.00) will be delivered within five (5) business days after the date of this Contract and the remaining Sixty Five Thousand ($65,000) shall be delivered on completion of the Inspection Period, which shall be deposited in an interest-bearing account.

b.The balance of the Purchase Price (subject to prorations and adjustments set forth herein) shall be payable on the date of Closing of title to the Property by cashier’s or certified check payable to Seller or by attorney trust fund or title company check payable to Seller, or, at Seller’s election, by wire transfer to a financial institution designated by Seller.

c.All parties agree to be bound by the attached “Joinder by Escrow Agent” to be executed by Escrow Agent following the parties execution of this contract.

d.The Purchase Price shall be allocated between Parcel 1, Parcel 2 and Parcel 3 as follows:

Parcel 1 $200,000.

Parcel 2 $950,000.

Parcel 3 $450,000.

15.Survey.  Within sixty (60) days from the date of this Contract, Buyer shall obtain a current boundary survey of the Property, together with a legal description thereof, prepared by a land surveyor licensed in the State of New Jersey and certified to Buyer and to the Title Company (as hereinafter defined) as made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys (1997) jointly adopted by the American Land Title Association and the American Congress of Surveying and Mapping (the “Survey”).  Upon receipt of the Survey, the description of the Property set forth in Exhibits “A-1”, “A-2” and “A-3” shall be deemed supplemented and such land as described on the Survey shall constitute the Property.  Seller shall provide to Buyer all environmental reports, surveys, titles, and similar materials relating to the Property (“Seller’s Materials”), as exist and are in Seller’s or their agents’ possession.

16.Title Evidence, Title and Survey Review.  Buyer shall, at Buyer’s expense, order an owner’s title insurance commitment for the Property (“Commitment”) from a reputable title insurance company licensed in New Jersey (“Title Company”).  Within fifteen (15) days from the date on which Buyer has received both the Commitment and the Survey, but not more than ninety (90) days from the date hereof (“Title Objection Period”), Buyer shall provide true copies to Seller and shall examine the Survey and the Commitment to determine the nature of any defects in title and/or state of facts disclosed by the Survey.  If the title to all or part of the Property is subject to liens, encroachments, encumbrances, easements, conditions or restrictions not satisfactory to Buyer, or if the survey is in any way unsatisfactory to Buyer (in each case a “Defect”), Buyer shall give written notice to Seller of its objections to the state of the title or the survey prior to the expiration of the Title Objection Period and Seller shall have ten (10) days after receipt of such notice in which to proceed diligently to remedy or remove any such Defect; provided, that where a lien or encumbrance can be satisfied and removed by the payment of money, and the proceeds of sale will be sufficient for that purpose, Seller may pay and satisfy such liens or encumbrances with closing proceeds.  Except for Defects arising or appearing of record after Buyer’s receipt of the Commitment or Survey, as applicable, (in which case, notwithstanding anything to the contrary, Buyer may, at its option, (i) elect to have Seller cure such Defect at Seller’s cost or (ii) terminate the Contract) any defect to which Buyer does not object to on or before the expiration of the Title Objection Period shall be deemed waived.  In the event Seller fails to remove any defect objected to by Buyer as provided above, Buyer shall have the option of either accepting the title subject to such defect or terminating this Contract and receiving a refund of the Deposit, whereupon neither party shall have any further rights or obligations hereunder.

17.Inspection Period.

a.Buyer shall have until 5:00 p.m. Eastern Standard Time on the 30th day after the date of this Contract (“Inspection Period”) to inspect and review, at Buyer’s sole cost and expense (“Due Diligence Review”) the condition of the Property including without limitation the plumbing, electrical, heating and air conditioning systems and the environmental condition of the Property and whether the building located thereon is suitable for Buyer’s intended use.  Seller shall provide reasonable access to the Property to Buyer and Buyer’s agents and employees during the Inspection Period, subject to the terms and conditions herein.

b.Buyer shall be responsible for any and all losses, damages, charges and other costs associated with its Due Diligence Review and Buyer covenants and agrees to return the Property to the same condition as existed prior to any inspections and studies.  Buyer agrees not to allow any liens to arise against the Property as a result of such inspections and studies or Buyer’s access to the Property and agrees to indemnify, defend and hold Seller harmless from and against any and all claims, charges, actions, costs, expenses (including attorneys fees), suits, damages, injuries, or other liabilities which arise, either directly or indirectly, from Buyer’s or its agent’s, employee’s or contractor’s entry onto the Property or for any testing or inspections related thereto.  This provision shall survive Closing or termination of this Contract for any reason.

c.Prior to the expiration of the Inspection Period, Buyer may terminate this Contract, in its sole and absolute discretion, upon notice to Seller of Buyer’s decision to terminate this Contract because of unsatisfactory results of the Due Diligence Review.  Upon such termination, the Deposit shall be returned to Buyer, and thereafter Seller and Buyer shall have no further obligations or liabilities one to the other hereunder.  If Buyer fails to deliver to Seller any written notice of termination prior to the expiration of the Inspection Period, and if this Contract is not otherwise terminated pursuant to the provisions hereof, then this Contract shall remain in full force and effect and Buyer shall be deemed to have accepted the condition of and state of title to the Property, as of 5:01 P.M. Eastern Standard Time on the last day of the Due Diligence Period.

d.Upon the expiration of the Inspection Period, the sole obligation of the Seller with respect to the physical condition of the Property shall be to deliver possession of the Property to Buyer in substantially the same physical condition (excluding normal wear and tear and casualty damage) as existed on the last day of the Inspection Period and Buyer has agreed to close title on the Property on the closing date, except as set forth herein.

18.Intentionally Omitted.

19.Maintenance Prior to Closing.  Until the time of Closing, each Seller shall, as the portion of the Property owned by it:  (a) maintain the Property in substantially the same manner as it is currently being maintained and operated; (b) not make any substantial alterations or changes to the Property other than ordinary and necessary maintenance and repairs, without Buyer’s prior written approval; (c) maintain in effect all policies of Property, casualty and liability insurance or similar policies of insurance, with no less than the limits of coverage now carried with respect to the Property; (d) timely pay all taxes, assessments, utility charges and rents and other charges affecting the Property; and (e) not to appeal any Property tax assessments.  Notwithstanding the provisions of (a) through (e) above, Seller may change or modify any rights, obligations or contracts relating to the Property as necessary or proper in the ordinary course of conduct of the Seller’s business upon prior notice to Buyer and approved by Buyer, not to be unreasonably withheld or delayed.  Nothing contained herein shall prevent Seller from acting to prevent loss of life, personal injury or Property damage in emergency situations, or prevent Seller from performing any act with respect to the Property which may be required by any applicable law, rule or governmental regulation.  Until the time of Closing, Seller shall not enter into any leases with respect to any portion of the Property without Buyer’s prior written consent.

20.Seller’s Representations.  Each Seller, as to itself and the portion of the Property owned by it represents and warrants to Buyer that:

a.Seller holds good and marketable fee simple title to the Property and there are no leases, contracts or other agreements with respect to the sale or use of the Property with any other party.

b.The Seller has full, unconditional power, authority and right to enter into this Contract, to perform, carry out and fulfill its obligations hereunder, and, in connection with the transaction contemplated hereby, to convey the Property to the Buyer as herein provided and no approval of any Court is a prerequisite thereto.  Neither the execution of, nor the delivery of this Contract, nor the performance hereof by the Seller, will award, judgment or decree to which the Seller is or has been a party, or result in a breach of any term, condition or provision of or constitute a default under any contract, indenture, mortgage or deed of trust to which the Seller is a party or by which Seller is bound, or conflict with, violate or result in the breach of any law binding upon the Seller or result in the creation or imposition of any security interest, mortgage lien, change or encumbrance upon the Seller’s properties or assets.  Except as contemplated in this Contract, no consent, authorization or approval of, or exemption by, any governmental or public body or authority that has not been obtained is required to enable the

Seller to execute, deliver or perform this Contract.  Seller is duly formed in its sale of formation and is validly existing in good standing.

c.Seller is not aware of nor has received any notice of any violations of any law, ordinance, order or requirement of any governmental body with respect to the Property.

d.Seller has no knowledge of any pending or threatened condemnation proceeding, taking by eminent domain or special assessment with respect to the Property, Seller or any third party relating to or affecting the Property.

e.There are no liabilities of any kind (including Federal, state, county, municipal or other governmental or quasi-governmental law) which could or would affect or result in any claim, lien, judgment or other encumbrance upon or against the Property (which could not be fully satisfied as of the Closing Date) or the Buyer’s rights under this Contract except as state and local income tax returns in connection with the Property, and there are no claims for any deficiencies pending, or to the Seller’s knowledge, any basis for such a claim by any taxing authority.

f.The Seller will not create or suffer to exist any manner of lien or encumbrance upon or affecting title to the Property that would not be satisfied at Closing on the Closing Date.

g.The Property and the use thereof does not violate any Federal, state, county, municipal or other governmental or quasi-governmental law, ordinance code, order, regulation, moratorium or other requirement.

h.Title to the Property has not been acquired or derived by adverse or color of title possession, Martin Act proceedings or any act for sale of land for the non-payment of municipal taxes or assessments.

i.There are no recorded or unrecorded (i) leases, (ii) mortgages, or (iii) other contracts or undertakings affecting the ownership, operation, or development of the Property (except as set forth in this contract) which will survive closing on the Property, other than those documents of record to which the conveyance hereby contemplated is expressly made subject.

j.The Seller is not a “foreign person” as defined by the Internal Revenue Code and will provide such reasonable assurances of this fact as are required by the Buyer or its title company.

k.No default or breach exists under any covenant, condition, restriction, right-of-way or easement affecting the Property or any portion thereof, and there are no encroachments, boundary or setback violations and there are no forfeiture provisions in any covenants or restrictions of record.

l.The Property is not now and never has been used to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer, produce, process or in any manner deal with hazardous materials and no hazardous materials are located on or under any of the Property.  Seller has not received any notice or advice from any governmental body with regard to hazardous materials on, from or affecting the Property.  The term “hazardous materials” as used in this Contract shall include, without limitation, gasoline, petroleum products, explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, hazardous fertilizer, asbestos or any material containing asbestos or any other substance or material as may be defined as hazardous or toxic by any federal, state or local environmental law, ordinance, rule or regulation.

m.To the best of Seller’s knowledge, Seller has duly complied with, and the Property is in compliance with, the provisions of all Federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations promulgated thereunder including regulations (hereinafter “Environmental Laws”) that govern the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (intended hereby and hereafter to include any and all such materials listed in any Federal, state or local law, code and ordinance and all rules and regulations promulgated thereunder as hazardous or potentially hazardous).

n.There are no underground storage tanks on the Property, and none have been removed.

o.This Contract has been duly authorized, executed and delivered by Seller, and is a legal, valid and binding obligation of Seller enforceable in accordance with its terms.  All the documents executed by Seller which are to be delivered to Buyer at the Closing will be duly authorized, executed and delivered by Seller and will be legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

p.The Property is not assessed for municipal tax purposes under the Farm Land Assessment Act of 1964, or subject to roll back taxes pursuant to the Farm Land Assessment Act or any Amendment thereto.

The foregoing representations and warranties are true and correct as of the date hereof, shall be true and correct as of the closing date and shall survive the Closing.  To the knowledge of each Seller, the foregoing representations made by the other Seller are true and complete in all respects.

21.Closing: Possession and Closing Procedure.

Unless this Contract has been terminated, the consummation of the transaction contemplated hereby (“Closing”) shall take place on or before November 30, 2019 or on such earlier date as agreed to by the parties (“Closing Date”).  The Closing shall take place in the Princeton, New Jersey offices of Drinker Biddle & Reath LLP or shall be an “escrow” remote Closing.

a.Exclusive possession of the Property shall be delivered to Buyer at Closing, free of all tenancies, leases or claims of possession by any person or entity.

b.At Closing, each Seller shall deliver to Buyer the following documents with respect to itself and the portion of the Property owned by it:

i.Bargain and Sale Deed with Covenants against Grantor Acts conveying the Property in fee simple, clear of all liens and encumbrances except as set forth herein.

ii.Copy of such documents and resolutions as may be acceptable to the Title Company to evidence the authority of the person signing the deed and other documents executed by Seller at closing and the power of Seller to convey the Property to Buyer in accordance with this Contract.

iii.Non-foreign affidavit.

iv.Owner’s affidavit acceptable to the Title Company without exception for possible mechanic’s liens or other claims against the Property.

v.Closing statement executed by Seller setting forth the allocation of closing costs, purchase proceeds, etc.

vi.1099.

vii.A Closing certification stating that all representations and warranties in this contract are true and correct as of the date of Closing.

viii.A general assignment executed by Seller in favor of Buyer assigning to Buyer all of Seller’s right, title and interest in and to all permits, licenses, applications, and warranties relating to the Property.

ix.Any other documents, instruments or Contracts required by the Title Company or reasonably necessary to effectuate the transaction contemplated by this Contract.

c.At Closing, Buyer shall deliver to Seller the balance of the Purchase Price.

22.Closing Costs and Prorations.  Closing costs and prorations of this transaction shall be paid as follows:

a.Seller shall pay the cost of preparing the deed, recording fees, any costs for curing any title defects Seller is required to cure, and Seller’s attorney’s fees.

b.Buyer shall pay the costs of recording the deed, expenses associated with any due diligence and inspection studies relating to the Property, all costs of approvals, permits and the like, and Buyer’s attorneys fees.

c.Real estate transfer taxes and fees shall be paid by the Seller.  Seller shall pay for any municipal assessment for work and improvements for which a municipal claim may be filed against the Property where an ordinance or resolution authorizing such work or improvement is adopted prior to the date of this Contract.  Buyer shall pay for any municipal assessment for work and improvements for which such a claim may be filed where an ordinance or resolution authorizing such work or improvement is adopted on or after the date of this Contract.  Buyer shall be responsible for any “mansion tax,” if applicable.

d.Real estate taxes shall be prorated as of the Closing Date in accordance with the fiscal year of the taxing authority.  Seller shall pay all real estate taxes attributable to the Property up to but not including the Closing Date.  If the real estate tax rate and assessments have not been set for the year in which the Closing occurs, then the proration of such taxes shall be based upon the rate and assessments for the preceding tax year, and such proration shall be adjusted in cash between Seller and Buyer upon presentation of written evidence that the actual taxes paid for the year in which the Closing occurs differ from the amounts used at Closing.

e.Seller shall pay all sewer, water and other utility charges and other operating expenses attributable to the Property up to and including the Closing Date and Buyer shall pay all utility charges and other operating expenses attributable to the Property on or after the Closing Date.

23.Condition of Property.  On the Closing Date the Property shall be in substantially the same condition as on the day of this Contract, reasonable wear and tear excepted.  Except as specifically noted in this Contract, if any material portion of the Property or access thereto shall be taken by public authority, or if Seller receives notice of any such proposed condemnation or taking, or if the Property is otherwise materially damaged prior to the Closing date, Seller shall promptly give written notice to Buyer of such occurrence and Buyer shall have the option of either terminating this Contract upon notice to Seller or consummating the sale of the Property.  If Buyer chooses to consummate the sale of the Property, Buyer shall pay the full purchase price and Seller will assign to Buyer all claims and rights of recovery as a result of such taking or damage to the Property.

24.Real Estate Commission.  Buyer and Seller represent and warrant each to the other that neither has entered into any Contract or taken any other action which would result in a real estate brokerage commission, finder’s fee or other similar charge payable on account of the sale of the Property.  Each party agrees to indemnify and hold harmless the other against any other costs for such a charge arising out of the actions of the indemnifying party.  Seller and Buyer agree that it is their specific intention that no broker shall be a party to or a third party beneficiary of this Contract; and further that the consent of a broker shall not be necessary to any Contract, amendment, or document with respect to the transaction contemplated by this Contract.

25.Notices.  Any notices required or permitted under this Contract shall be in writing and shall be (i) mailed, postage prepaid, by registered or certified mail, return receipt requested, (ii) deposited with a nationally recognized overnight delivery service, e.g., Federal Express, Purolator, Express Mail, etc., (iii) personally delivered, addressed to the respective parties at the respective addresses set forth below or (iv) sent by email to the email address set forth below:

To Buyer:HCo Cape May LLC
2100 Powers Ferry Road, Suite 370
Atlanta, GA 30339
Attention: Nathan Kivi
Email: nathan.kivi@hotelierco.com

With a copy to:Dorothy Bolinsky, Esquire
Drinker Biddle & Reath LLP
105 College Road East
P.O. Box 627
Princeton, NJ 08542-0627
Email: dorothy.bolinsky@dbr.com

To Seller:Monique A. Greenwood
347 MacDonough Street
Brooklyn, NY 11233
Email: monique@akwaaba.com

To Seller:Glenn D. Pogue
347 MacDonough Street
Brooklyn, NY 11233
Email: glennzell@aol.com

Any notice shall be deemed to have been given on the date when received and receipted for, if sent physically by other than registered or certified mail, or, if sent by registered or certified mail or guaranteed overnight courier, on the earlier of (a) the date set forth on the return receipt, (b) the date of delivery as shown on the Post Office or courier records or (c) the date delivery was refused as shown on the Post Office records or courier.  Any notice sent by email shall be deemed delivered on the date of actual receipt if received by 5:00 p.m. local time, or if received after 5 p.m. local time, on the next following business day.

26.Default, Buyer Remedies.  If any Seller fails to perform any of its material obligations or Contracts contained herein and if Buyer is not then in default of any of its obligations and Contracts contained herein, then Buyer may pursue all of the following remedies:  either (a) to terminate this Contract by giving written notice of termination and the reasons therefor to Seller, in which event neither Seller nor Buyer shall have any further obligations or liabilities one to the other hereunder and the Deposit shall be returned to Buyer, (b) may proceed to Closing for conveyance of the Property, pursuant to which Seller shall convey to Buyer such title to the Property as Seller then holds on the date of Closing consistent with the terms of this

Contract and Buyer shall take the Property in the physical condition as then exists consistent with the terms of this Contract or (c) sue for specific performance.  In the event of a willful breach by any Seller, in addition to a return of the Deposit, Buyer shall be entitled to specific performance or to recover from such Seller its actual damages equal to the costs actually incurred in connection with the negotiation of this Contract, any title costs, survey charges, and consulting fees incurred in connection with its due diligence review.

27.Default, Seller Remedies.  If Buyer fails to perform or breaches any of its obligations or Contracts required under this Contract, or fails to close the transaction (except for in the event of a permitted termination of this Contract in accordance with the provisions hereof), then both Monique A. Greenwood and Glenn D. Pogue shall have the right to terminate the contract and then the Deposit shall be paid to Seller as liquidated damages.  Liquidated damages mean the Seller will keep the deposit and not commence any legal action for Buyer’s failure to close.

28.Covenants of Seller.  Each Seller as to itself and the portion of the property owned by it, hereby covenants with Buyer, as follows:

a.After the date hereof and prior to the Closing, no part of the Property, or any interest therein, will be sold or otherwise transferred without Buyer’s consent.

b.Until the Closing, Seller shall keep the Property insured in the manner insured as of the date of this Contract.

c.Until the Closing, Seller shall operate and maintain the Property in the manner being operated and maintained on the date of this Contract.

d.During the pendency of this Contract, Seller will not list the Property with any broker or otherwise solicit or make or accept any offers to sell the Property, engage in any discussions or negotiations with any third party with respect to the sale or other disposition of the Property, or enter into any contract or Contracts (whether binding or not) regarding any disposition of the Property.

29.Risk of Loss.  Risk of loss shall be borne by the Seller until the Closing.  If the Property is damaged by fire, vandalism, storm, flood, or any other casualty between now and the Closing, the parties shall obtain an estimate, from an established contractor of their choice, of the cost of repairing the damage.  If the estimated cost is less than 5% of the Purchase Price, the Seller shall repair the damage before the Closing at the Seller’s expense.  If the estimated cost is more than 5% of the Purchase Price, the Buyer may (a) terminate this Contract, (b) require the Seller to repair the damage before the Closing, or (c) proceed with the purchase with an assignment of the insurance claim, if any, without abatement of the Purchase Price.  If this Contract is terminated consistent with this paragraph, the Deposit will be returned to Buyer and neither party shall have any further liability to the other.

30.Successors in Interest.  All provisions of this Contract are binding upon and shall inure to the benefit of, and are enforceable by and against, the heirs, executors, administrators, successors and assigns of each party hereto.

31.Governing Law.  The terms and conditions of this Contract shall be construed and controlled in accordance with the laws of the State of New Jersey, with jurisdiction and venue of any litigation placed in Cape May, New Jersey.

32.Entire Contract.  This Contract contains the entire Contract between the parties with respect to the subject matter hereof and no statement or representation of any party, their agents or employees, shall form any part hereof or be binding upon the other party.  This Contract shall not be changed or modified except by written instrument signed by the parties hereto.

33.Captions; Gender.  Captions used in this Contract are for convenience of reference only and shall not affect the construction of any provision hereof.  Whenever used, the singular shall include the plural, the plural shall include the singular and gender shall include all genders.

34.Effective Date.  The term “effective date” or “date of this Contract” shall mean the date the last of either Seller or Buyer has executed this Contract.

35.Counterparts: PDF Execution.  This Contract may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.  Delivery of an executed counterpart of this Contract by PDF shall be equally as effective as delivery of a manually executed counterpart of this Contract.  Any party delivering an executed counterpart of this Contract by Telefacsimile also shall deliver a manually executed counterpart of this Contract, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability or binding effect of this Contract.

36.Surviving Clauses.  Should any paragraph or sub-paragraph of this Contract or any provision, term or condition contained herein be finally declared illegal, invalid or unenforceable for any reason by a court of competent jurisdiction, that determination shall not effect the legality, validity and enforceability of the remaining provisions, terms and conditions of this Contract, and same shall remain in full force and effect.  Any provision of this Contract, which by its nature and effect is required to be kept or performed after closing of title, shall survive passage of title and shall bind and benefit the parties hereto.

37.No Affiliation.  Notwithstanding anything to the contrary contained herein, this Contract shall not be deemed or construed to make the parties hereto partners or joint venturers, or to render either party liable for any of the debts or obligations of the other, it being the intention of the parties to merely create the relationship of Seller and Buyer with respect to the Property to be conveyed as contemplated hereby.

38.Timing.  In the event that any of the dates specified in this Contract shall fall on a Saturday, a Sunday; or a holiday, then the date of such action shall be deemed to be extended to the next business day.

39.Construction.  The language in all parts of this Contract shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.  Paragraph headings of this Contract are solely for convenience of reference and shall not govern the interpretation of any of the provisions of this Contract.  References to paragraphs are paragraphs of this Contract, unless otherwise specifically provided.

40.Assignment.  Buyer may assign this Contract without prior written consent of Seller upon the following conditions:  (i) the assignee of Buyer is more than 50% owned or controlled by Buyer or Nathan Kivi, (ii) the assignee of Buyer agrees to assume all obligations of Buyer hereunder, and (iii) a copy of the executed Assignment and Assumption Agreement is delivered to Seller at or prior to Closing.

41.Joint and Several.  To the extent the Seller or Buyer hereunder are comprised of more than one person or entity, the liability and obligations of all such parties comprising Seller or Buyer, as applicable, shall be joint and several.  This Section 28 shall survive Closing.

42.Bulk Sale Indemnification.  The parties acknowledge that the provisions of the New Jersey Sales and Use Tax Act, N.J.S.A. 54:32B-1 et seq. (“Bulk Sales Act”), may be applicable to the sale of the Property by Seller.  Buyer shall submit the required Notification of Sale, Transfer or Assignment in Bulk (Form C-9600) (“Bulk Sale Notice”) and all required attachments to the New Jersey Department of the Treasury, Division of Taxation, Bulk Sales Section (“Section”) not later than fifteen (15) business days prior to Closing.  Such filing shall be made by Buyer via overnight delivery to the address specified by the Section for such filing by overnight delivery.  Seller shall cooperate with the Buyer in connection with such submission by supplying Buyer with information necessary to file the Bulk Sales Notice no later than thirty (30) days prior to Closing.  Buyer shall have received from the Section either a letter stating that a possible claim for New Jersey state taxes exists and setting forth in said letter the amount of the State’s claim and the amount of money to be held in escrow at Closing (an “Escrow Letter”), or a clearance letter stating that the bulk sale case has been closed and no money is to be placed in escrow.  Should the Section provide an Escrow Letter prior to Closing, Seller shall post an escrow in the amount required by the Section at Closing with the Escrow Agent or the Title Company.  The foregoing notwithstanding, in the event Buyer timely files such required notice to the Section and the Section does not notify Buyer in writing on or before Closing of any claim by the State, Seller shall escrow at Closing an amount equal to the amount shown on line 12 (the estimated tax on gain due) of the Asset Transfer Tax Declaration prepared by Seller.

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IN WITNESS WHEREOF, the parties hereto have executed this Contract in counterparts as of the day and year first set forth above.

Date of Signatures	BUYER: HCo Cape May LLC Name: Nathan Kivi Title: Authorized Representative
SELLER: Name: Monique A. Greenwood
SELLER: Name: Glenn D. Pogue

JOINDER BY ESCROW AGENT

The undersigned, Drinker Biddle & Reath LLP, as Escrow Agent under the Contract for Sale and Purchase of Real Estate between Monique A. Greenwood and Glenn D. Pogue (collectively “Seller”) and HCo Cape May Property LLC (“Buyer”) to which this Joinder is attached, signs below to evidence its Contract to hold and disburse the Deposit paid by Buyer in accordance with the terms of such Contract, all provided that the parties acknowledge and agree the following terms and conditions shall apply to the rights, obligations and liabilities of the Escrow Agent in connection with the Contract:

1.Escrow Agent named herein will be liable as a depository only and will not be responsible for the sufficiency or accuracy of the form, execution or validity of any letter or document delivered to the Escrow Agent.  The Escrow Agent shall not be liable for any act or omission done in good faith or for any claim, demand, loss or damage made or suffered by any party to this Contract, other than as may arise through the willful misconduct or gross negligence of the Escrow Agent.  The Escrow Agent is expressly authorized to rely on any document believed by the Escrow Agent to be authentic in making any delivery of funds held hereunder.

2.Seller and Buyer agree to indemnify and hold the Escrow Agent harmless from and against any and all expense, damage or cost, including reasonable attorney’s fees, incurred by the Escrow Agent and arising from the good faith performance of its duties hereunder.

3.If the Escrow Agent is in doubt as to its duties hereunder or in the event of a dispute between the parties as to the disposition of any funds held by Escrow Agent, the Escrow Agent may, in its sole discretion, continue to hold the funds in escrow until all parties mutually agree to the disposition thereof, or it may deposit all monies held pursuant to this Contract with the Clerk of the Superior Court of Cape May County in which the Property is located and, upon notifying all parties of such action, all liability on the part of the Escrow Agent shall terminate.  In the event of any suit between the parties wherein the Escrow Agent is made a party by virtue of acting as Escrow Agent hereunder, or in the event of any suit where an escrow agent interpleads the monies held hereunder, the Escrow Agent shall be entitled to recover reasonable attorney’s fees and costs incurred, said fees and costs to be charged and assessed as court costs in favor of the Escrow Agent against both Seller and Buyer, but as between Seller and Buyer, the prevailing party shall be entitled to recover the same from the other party.

4.Seller acknowledges that Drinker Biddle & Reath LLP is counsel to Buyer in connection with the Transaction described in the Contract of Sale and this Contract, and anything to the contrary contained herein notwithstanding, it is expressly understood and agreed that Drinker Biddle & Reath LLP may continue to represent Buyer as Buyer’s counsel in any dispute between Buyer and Seller relating to the Contract of Sale or this Contract, including any dispute relating to the Escrow Fund, while continuing to act as Escrow Agent hereunder.  Nothing contained herein, nor the execution or delivery of this Contract by Escrow Agent, shall in any way affect or require the termination of such attorney-client relationship, and Seller hereby specifically consents to the continued representation of Buyer by Drinker Biddle & Reath LLP in all suits, claims, controversies or disputes which may arise hereunder or under the Contract of Sale, and Seller irrevocably waives any objection which Seller may have with respect to any such representation of Buyer by Drinker Biddle & Reath LLP which Seller might otherwise be entitled to assert.  This provision shall survive the termination of this Contract.

ESCROW AGENT:

By
Drinker Biddle & Reath LLP

Date of Execution:

FIRST AMENDMENT TO CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE

THIS FIRST AMENDMENT TO CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE (this “First Amendment”) is made as of this _______ day of _________ 2019, by and between Alan G. Mitchell and Robert J. Dixson, Co-Trustees of the Edythe M. Dixson Trust with an address of 113 Myrtle Avenue, West Cape May, NJ 08204 and Alan G. Mitchell and Susan M. Mitchell, Co-Trustees of the Edythe C. Mitchell Trust with an address of 228 Great Roaring Brook Road, Plymouth, VT 05056 (together, the “Seller”) and HCo Cape May LLC with an address of 2100 Powers Ferry Road, Suite 370, Atlanta, GA 30339 (the “Buyer”).

BACKGROUND

WHEREAS, Buyer and Seller previously entered into that certain Contract for Sale and Purchase of Real Estate and Addendum (the “Contract”), with an effective date of May 28, 2019, for the purchase and sale of that certain parcel of Property known as Block 4, Lot 3 in the Borough of West Cape May, Cape May County, as more particularly described in Exhibit “A” attached to the Contract (the “Property”); and

WHEREAS, Seller and Buyer desire to amend the Contract, as more fully set forth below.

NOW THEREFORE, in consideration of the mutual covenants herein contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Seller and Buyer do hereby amend the Contract, effective as of the date of this First Amendment, as follows:

43.Recitals.  The foregoing recitals are hereby acknowledged to be true and correct and are incorporated herein by reference.

44.Deposit.  Section 1(a) of the Contract, including any references to the Deposit in Paragraph 2 of the Addendum, shall be deleted in their entirety and replaced with the following:

“An initial earnest money deposit of Eighteen Thousand and 00/100 Dollars ($18,000.00) (the “Initial Deposit”) shall be delivered by Buyer in escrow to Dune Abstract Company, Inc (the “Escrow Agent”) within five (5) business days after the date of this First Amendment, which shall be deposited in an interest-bearing account.  An additional deposit of Nine Thousand and 00/100 Dollars ($9,000.00) (the “Additional Deposit”, together with the Initial Deposit, the “Deposit”) shall be deposited by Buyer with Escrow Agent on or before the end of the Inspection Period.”

45.Defined Terms.  Capitalized terms used herein, but not otherwise defined herein, shall have the meanings given to such terms in the Contract.

46.Entire Agreement.  This First Amendment, together with the Contract, is the complete understanding between the parties and supersedes all other prior agreements.  To the extent of any inconsistency between the Contract and this First Amendment, the terms of this First Amendment shall control.  Except as expressly modified hereby, the Contract is in full force and effect, the parties hereby ratifying and confirming the Contract.

47.Authority. Each person executing this First Amendment on behalf of a party represents and warrants that he or she has the authority to do so and to bind such party.

48.Counterparts; Execution.  This First Amendment may be executed and delivered in any number of counterparts, each of which together shall constitute an original.  This First Amendment may be executed and delivered by facsimile signature or other reliable electronic means of delivering a manually signed copy of this First Amendment (including email of a PDF document).

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IN WITNESS WHEREOF, the parties hereto have executed this First Amendment in counterparts as of the day and year first set forth above.

Date of Signatures	BUYER: HCo Cape May LLC Name: Nathan Kivi Title: Authorized Representative

SELLER:

______________________________

Name:  Alan G. Mitchell

Co-Trustee of the Edythe M. Dixon Trust

______________________________

Name:  Robert J. Dixson

Co-Trustee of the Edythe M. Dixon Trust

______________________________

Name:  Alan G. Mitchell

Co-Trustee of the Edythe C. Dixon Trust

______________________________

Name:  Susan M. Mitchell

Co-Trustee of the Edythe C. Dixon Trust

CONTRACT FOR SALE AND PURCHASE OF REAL ESTATE

THIS CONTRACT FOR SALE AND PURCHASE CONTRACT OF REAL ESTATE (this “Contract”) is made as of this     day of 2019, by and between Alan G. Mitchell and Robert J. Dixson, Co-Trustees of the Edythe M. Dixon Trust, with an address of 113 Myrtle Avenue, West Cape May, New Jersey 08204 (the “Seller”) and HCo Cape May LLC, a Delaware limited liability company, with an address of 2100 Powers Ferry Road, Suite 370, Atlanta, GA  30339 (the “Buyer”).

RECITALS

WHEREAS, Seller is the owner of a parcel of real property consisting of 0.33 acres known as Block 4, Lot 3, located in the Borough of West Cape May, Cape May County, New Jersey (the “Property”) as more particularly described in the attached Exhibit “A” as well as all easements, appurtenances, rights and privileges as contained in or in any way pertaining to or beneficial thereto; and

WHEREAS, Seller desires to sell and Buyer desires to buy the Property for the consideration and on the terms and conditions hereinafter set forth.

NOW THEREFORE, in consideration of the promises and the mutual covenants and conditions herein contained, and intending to be legally bound hereby, Seller hereby agrees to sell and Buyer hereby agrees to buy the Property in accordance with the following terms and conditions:

27.Purchase Price:  Deposit.  The purchase price for the Property shall be Eight Hundred Sixty Thousand ($860,000.00) and 0/100 Dollars (the “Purchase Price”).  The Purchase Price shall be payable by Buyer to Seller as follows:

a.An earnest money deposit of Seventeen Thousand and Two Hundred ($17,200.00) Dollars (the “Deposit”) shall be delivered in escrow to Dune Abstract Company, Inc (the “Escrow Agent”) within five (5) business days after the date of this Contract, which shall be deposited in an interest-bearing account.

b.The balance of the Purchase Price (subject to prorations and adjustments set forth in Section 9 herein) shall be payable on the date of Closing of title to the Property by cashier's or certified check payable to Seller or by attorney trust fund or title company check payable to Seller, or, at Seller’s election, by wire transfer to a financial institution designated by Seller.

c.All parties agree to be bound by the attached “Joinder by Escrow Agent” to be executed by Escrow Agent following the parties execution of this Contract.

28.Survey.  Within sixty (60) days from the date of this Contract, Buyer shall obtain a current boundary survey of the Property, together with a legal description thereof, prepared by a land surveyor licensed in the State of New Jersey and certified to Buyer and to the

Title Company (as hereinafter defined) as made in accordance with the Minimum Standard Detail Requirements for Land Title Surveys (1997) jointly adopted by the American Land Title Association and the American Congress of Surveying and Mapping (the “Survey”).  Upon receipt of the Survey, the description of the Property set forth in Exhibit “A” shall be deemed supplemented and such land as described on the Survey shall constitute the Property.  Seller shall provide to Buyer all environmental reports, surveys, titles, and similar materials relating to the Property (the “Seller’s Materials”), as exist and are in Seller’s or their agents’ possession.

29.Title Evidence, Title and Survey Review.  Buyer shall, at Buyer’s expense, order an owner’s title insurance commitment for the Property (a “Commitment”) from a reputable title insurance company licensed in New Jersey (the “Title Company”).  Within fifteen (15) days from the date on which Buyer has received both the Commitment and the Survey, but not more than ninety (90) days from the date hereof (the “Title Objection Period”), Buyer shall provide true copies to Seller and shall examine the Survey and the Commitment to determine the nature of any defects in title and/or state of facts disclosed by the Survey.  If the title to all or part of the Property is subject to liens, encroachments, encumbrances, easements, conditions or restrictions not satisfactory to Buyer, or if the survey is in any way unsatisfactory to Buyer (in each case a “Defect”), Buyer shall give written notice to Seller of its objections to the state of the title or the survey prior to the expiration of the Title Objection Period and Seller shall have ten (10) days after receipt of such notice in which to proceed diligently to remedy or remove any such Defect; provided, that where a lien or encumbrance can be satisfied and removed by the payment of money, and the proceeds of sale will be sufficient for that purpose, Seller may pay and satisfy such liens or encumbrances with Closing proceeds.  Except for Defects arising or appearing of record after Buyer’s receipt of the Commitment or Survey, as applicable, (in which case, notwithstanding anything to the contrary, Buyer may, at its option, (i) elect to have Seller cure such Defect at Seller’s cost or (ii) terminate the Contract) any Defect to which Buyer does not object to on or before the expiration of the Title Objection Period shall be deemed waived.  In the event Seller fails to remove any Defect objected to by Buyer as provided above, Buyer shall have the option of either accepting the title subject to such Defect or terminating this Contract and receiving a refund of the Deposit, whereupon neither party shall have any further rights or obligations hereunder.

30.Inspection Period.

a.Buyer shall have until 5:00 p.m. Eastern Standard Time on the 60th day after the date of this Contract (the “Inspection Period”) to inspect and review, at Buyer's sole cost and expense (the “Due Diligence Review”) the condition of the Property including without limitation the plumbing, electrical, heating and air conditioning systems and the environmental condition of the Property and whether the building located thereon is suitable for Buyer’s intended use.  Seller shall provide reasonable access to the Property to Buyer and Buyer's agents and employees during the Inspection Period, subject to the terms and conditions herein.

b.Buyer shall be responsible for any and all losses, damages, charges and other costs associated with its Due Diligence Review, and Buyer covenants and agrees to return the Property to the same condition as existed prior to any inspections and studies.  Buyer agrees not to allow any liens to arise against the Property as a result of such inspections and studies or Buyer's access to the Property and agrees to indemnify, defend and hold Seller harmless from and against any and all claims, charges, actions, costs, expenses (including attorneys’ fees), suits, damages, injuries, or other liabilities which arise, either directly or indirectly, from Buyer’s or its agent’s, employee’s or contractor’s entry onto the Property or for any testing or inspections related thereto.  This provision shall survive Closing or termination of this Contract for any reason.

c.Prior to the expiration of the Inspection Period, Buyer may terminate this Contract, in its sole and absolute discretion, upon notice to Seller of Buyer's decision to terminate this Contract because of unsatisfactory results of the Due Diligence Review.  Upon such termination, the Deposit shall be returned to Buyer, and thereafter Seller and Buyer shall have no further obligations or liabilities one to the other hereunder.  If Buyer fails to deliver to Seller any written notice of termination prior to the expiration of the Inspection Period, and if this Contract is not otherwise terminated pursuant to the provisions hereof, then this Contract shall remain in full force and effect and Buyer shall be deemed to have accepted the condition of and state of title to the Property, as of 5:01 P.M. Eastern Standard Time on the last day of the Inspection Period.

d.Upon the expiration of the Inspection Period, the sole obligation of the Seller with respect to the physical condition of the Property shall be to deliver possession of the Property to Buyer in substantially the same physical condition (excluding normal wear and tear and casualty damage) as existed on the last day of the Inspection Period, and Buyer has agreed to Close title on the Property on the Closing Date, except as set forth herein.

31.Intentionally Omitted.

32.Maintenance Prior to Closing.  Until the time of Closing, Seller shall, as the portion of the Property owned by it: (a) maintain the Property in substantially the same manner as it is currently being maintained and operated; (b) not make any substantial alterations or changes to the Property other than ordinary and necessary maintenance and repairs, without Buyer’s prior written approval; (c) maintain in effect all policies of Property, casualty and liability insurance or similar policies of insurance, with no less than the limits of coverage now carried with respect to the Property; (d) timely pay all taxes, assessments, utility charges and rents and other charges affecting the Property; and (e) not to appeal any Property tax assessments. Nothing contained herein shall prevent Seller from acting to prevent loss of life, personal injury or Property damage in emergency situations, or prevent Seller from performing any act with respect to the Property which may be required by any applicable law, rule or governmental regulation.  Until the time of Closing, Seller shall not enter into any leases with respect to any portion of the Property without Buyer's prior written consent.

33.Seller’s Representations.  Seller, as to itself and the portion of the Property owned by it represents and warrants to Buyer that:

a.Seller holds good and marketable fee simple title to the Property and there are no leases, contracts or other agreements with respect to the sale or use of the Property with any other party.

b.The Seller has full, unconditional power, authority and right to enter into this Contract, to perform, carry out and fulfill its obligations hereunder, and, in connection with the transaction contemplated hereby, to convey the Property to the Buyer as herein provided and no approval of any Court is a prerequisite thereto.  Neither the execution of, nor the delivery of this Contract, nor the performance hereof by the Seller, will award, judgment or decree to which the Seller is or has been a party, or result in a breach of any term, condition or provision of or constitute a default under any contract, indenture, mortgage or deed of trust to which the Seller is a party or by which Seller is bound, or conflict with, violate or result in the breach of any law binding  upon the Seller or result in the creation or imposition of any security interest, mortgage lien, change or encumbrance upon the Seller’s properties or assets.  Except as contemplated in this Contract, no consent, authorization or approval of, or exemption by, any governmental or public body or authority that has not been obtained is required to enable the Seller to execute, deliver or perform this Contract.  Seller is duly formed in its sale of formation and is validly existing in good standing.

c.Seller is not aware of nor has received any notice of any violations of any law, ordinance, order or requirement of any governmental body with respect to the Property.

d.Seller has no knowledge of any pending or threatened condemnation proceeding, taking by eminent domain or special assessment with respect to the Property, Seller or any third party relating to or affecting the Property.

e.There are no liabilities of any kind (including Federal, state, county, municipal or other governmental or quasi-governmental law) which could or would affect or result in any claim, lien, judgment or other encumbrance upon or against the Property (which could not be fully satisfied as of the Closing Date) or the Buyer’s rights under this Contract except as state and local income tax returns in connection with the Property, and there are no claims for any deficiencies pending, or to the Seller’s knowledge, any basis for such a claim by any taxing authority.

f.The Property and the use thereof does not violate any Federal, state, county, municipal or other governmental or quasi-governmental law, ordinance code, order, regulation, moratorium or other requirement.

g.Title to the Property has not been acquired or derived by adverse or color of title possession, Martin Act proceedings or any act for sale of land for the non-payment of municipal taxes or assessments.

h.There are no recorded or unrecorded (i) leases, (ii) mortgages, or (iii) other contracts or undertakings affecting the ownership, operation, or development of the Property (except as expressly set forth in this Contract) which will survive Closing on the Property, other than those documents of record to which the conveyance hereby contemplated is expressly made subject.

i.The Seller is not a “foreign person” as defined by the Internal Revenue Code and will provide such reasonable assurances of this fact as are required by the Buyer or its title company.

j.No default or breach exists under any covenant, condition, restriction, right-of-way or easement affecting the Property or any portion thereof, and there are no encroachments, boundary or setback violations and there are no forfeiture provisions in any covenants or restrictions of record.

k.The Property is not now and never has been used to generate, manufacture, refine, transport, treat, store, handle, dispose, transfer, produce, process or in any manner deal with hazardous materials and no hazardous materials are located on or under any of the Property.  Seller has not received any notice or advice from any governmental body with regard to hazardous materials on, from or affecting the Property.  The term “hazardous materials” as used in this Contract shall include, without limitation, gasoline, petroleum products, explosives, radioactive materials, hazardous materials, hazardous wastes, hazardous or toxic substances, hazardous fertilizer, asbestos or any material containing asbestos or any other substance or material as may be defined as hazardous or toxic by any federal, state or local environmental law, ordinance, rule or regulation.

l.To the best of Seller's knowledge, Seller has duly complied with, and the Property is in compliance with, the provisions of all Federal, state and local environmental, health and safety laws, codes and ordinances and all rules and regulations promulgated thereunder including regulations (hereinafter, the “Environmental Laws”) that govern the use, generation, storage, transportation or disposal of toxic or hazardous substances or wastes (intended hereby and hereafter to include any and all such materials listed in any Federal, state or local law, code and ordinance and all rules and regulations promulgated thereunder as hazardous or potentially hazardous).

m.There are no underground storage tanks on the Property, and none have been removed.

n.This Contract has been duly authorized, executed and delivered by Seller, and is a legal, valid and binding obligation of Seller enforceable in accordance with its terms.  All the documents executed by Seller which are to be delivered to Buyer at the Closing will be duly authorized, executed and delivered by Seller and will be legal, valid and binding obligations of Seller, enforceable against Seller in accordance with their respective terms.

o.The Property is a “simple dwelling house” within the meaning of the New Jersey Bulk Sales Act and as such, is exempt from the Bulk Sales notification requirements set forth in N.J.S. 54:50-38.

p.To Seller’s knowledge, the Property is designated as a “Contributing Building” to the West Cape May Historic District within the meaning of the West Cape May Zoning Regulations; however, the Property has not been listed as a National Historic Place or a Historic National Landmark.

The foregoing representations and warranties are true and correct as of the date hereof, shall be true and correct as of the Closing Date and shall survive the Closing.

34.Closing: Possession and Closing Procedure.

a.Unless this Contract has been terminated, the consummation of the transaction contemplated hereby (the “Closing”) shall take place November 29, 2019 or on such earlier date as agreed to by the parties (the “Closing Date”).  The Closing shall take place in the offices of the Escrow Agent or shall be an “escrow” remote Closing.  Buyer shall have the option of extending the Closing date hereunder by two (2) extension periods of thirty (30) days each by providing written notice to Seller.

b.Exclusive possession of the Property shall be delivered to Buyer at Closing, free of all tenancies, leases or claims of possession by any person or entity.

c.At Closing, Seller shall deliver to Buyer the following documents with respect to itself and the portion of the Property owned by it:

i.Bargain and Sale Deed with Covenants against Grantor Acts conveying the Property in fee simple, clear of all liens and encumbrances except as set forth herein.

ii.Copy of such documents and resolutions as may be acceptable to the Title Company to evidence the authority of the person signing the deed and other documents executed by Seller at Closing and the power of Seller to convey the Property to Buyer in accordance with this Contract.

iii.Non-foreign affidavit.

iv.Owner's affidavit acceptable to the Title Company without exception for possible mechanic's liens or other claims against the Property.

v.Closing statement executed by Seller setting forth the allocation of closing costs, purchase proceeds, etc.

vi.1099.

vii.A Closing certification stating that all representations and warranties in this Contract are true and correct as of the date of Closing.

viii.A general assignment executed by Seller in favor of Buyer assigning to Buyer all of Seller's right, title and interest in and to all permits, licenses, applications, and warranties relating to the Property.

ix.Any other documents, instruments or Contracts required by the Title Company or reasonably necessary to effectuate the transaction contemplated by this Contract.

d.At Closing, Buyer shall deliver to Seller the balance of the Purchase Price.

35.Closing Costs and Prorations.  Closing costs and prorations of this transaction shall be paid as follows:

a.Seller shall pay all charges and fees specified herein to be paid by Seller plus attorneys’ fees and all other professional fees incurred by Seller in connection with the Closing.  Buyer shall pay all charges and fees specified herein to be paid by Buyer plus attorney's fees and all other professional fees incurred by Buyer in connection with the Closing, the title insurance premium for both owner’s and lender’s policies, including all charges for special endorsements or exclusions from the title policy issued to Buyer, and any fees or charges incurred as a result of recording any documents pertaining to the Contract.  Seller shall pay the recording cost to clear title.  All other fees or charges shall be paid in accordance with local custom in New Jersey.

b.Real estate transfer taxes and fees shall be paid by the Seller.  Seller shall pay for any municipal assessment for work and improvements for which a municipal claim may be filed against the Property where an ordinance or resolution authorizing such work or improvement is adopted prior to the date of this Contract.  Buyer shall pay for any municipal assessment for work and improvements for which such a claim may be filed where an ordinance or resolution authorizing such work or improvement is adopted on or after the date of this Contract.  Buyer shall be responsible for any “mansion tax,” if applicable.

c.Real estate taxes shall be prorated as of the Closing Date in accordance with the fiscal year of the taxing authority.  Seller shall pay all real estate taxes attributable to the Property up to but not including the Closing Date.  If the real estate tax rate and assessments have not been set for the year in which the Closing occurs, then the proration of such taxes shall be based upon the rate and assessments for the preceding tax year, and such proration shall be adjusted in cash between Seller and Buyer upon presentation of written evidence that the actual taxes paid for the year in which the Closing occurs differ from the amounts used at Closing.

d.If on the Closing Date final real estate tax bills for the calendar year in which the Closing occurs are not available and the real estate tax adjustment is based upon preliminary tax bills, a final tax adjustment shall be made within ten (10) days after the final tax bill is issued, and Seller or Buyer, as the case may be, shall make an appropriate payment to the other based upon such re-adjustment.

e.Seller shall pay all sewer, water and other utility charges and other operating expenses attributable to the Property up to and including the Closing Date and Buyer shall pay all utility charges and other operating expenses attributable to the Property on or after the Closing Date.

36.Condition of Property.  On the Closing date the Property shall be in substantially the same condition as on the day of this Contract, reasonable wear and tear excepted.

Except as specifically noted in this Contract, if any material portion of the Property or access thereto shall be taken by public authority, or if Seller receives notice of any such proposed condemnation or taking, or if the Property is otherwise materially damaged prior to the Closing date, Seller shall promptly give written notice to Buyer of such occurrence and Buyer shall have the option of either terminating this Contract upon notice to Seller or consummating the sale of the Property.  If Buyer chooses to consummate the sale of the Property, Buyer shall pay the full Purchase Price and Seller will assign to Buyer all claims and rights of recovery as a result of such taking or damage to the Property.

37.Real Estate Commission.   Buyer and Seller represent and warrant each to the other that neither has entered into any Contract or taken any other action which would result in a real estate brokerage commission, finder's fee or other similar charge payable on account of the sale of the Property.  Each party agrees to indemnify and hold harmless the other against any other costs for such a charge arising out of the actions of the indemnifying party.  Seller and Buyer agree that it is their specific intention that no broker shall be a party to or a third party beneficiary of this Contract; and further that the consent of a broker shall not be necessary to any Contract, amendment, or document with respect to the transaction contemplated by this Contract.

38.Notices.  Any notices required or permitted under this Contract shall be in writing and shall be (i) mailed, postage prepaid, by registered or certified mail, return receipt requested, (ii) deposited with a nationally recognized overnight delivery service, e.g., Federal Express, Purolator, Express Mail, etc., (iii) personally delivered, addressed to the respective parties at the respective addresses set forth below or (iv) sent by email to the email address set forth below:

To Buyer:HCo Cape May LLC

2100 Powers Ferry Road, Suite 370

Atlanta, GA  30339

Attention:  Nathan Kivi

Email:nathan.kivi@hotelierco.com

With a copy to:Dorothy Bolinsky, Esquire

Drinker Biddle & Reath LLP

105 College Road East

P.O. Box 627

Princeton, NJ  08542-0627

Email:  dorothy.bolinsky@dbr.com

To Seller:Alan G. Mitchell

Co-Trustee of the Edythe M. Dixon Trust

113 Myrtle Avenue

West Cape May, NJ  08204

Attention:  Alan G. Mitchell

Email:  asmitch@vermontel.net

To Seller:Robert J. Dixson

Co-Trustee of the Edythe M. Dixon Trust

_______________________

_______________________

Attention:  Robert J. Dixson

Email:  _________________

Any notice shall be deemed to have been given on the date when received and receipted for, if sent physically by other than registered or certified mail, or, if sent by registered or certified mail, on the earlier of (a) the date set forth on the return receipt, (b) the date of delivery as shown on the Post Office records or (c) the date delivery was refused as shown on the Post Office records.  Any notice sent by email shall be deemed delivered on the date of actual receipt if received by 5:00 p.m. local time, or if received after 5 p.m. local time, on the next following business day.

39.Default, Buyer Remedies.  If any Seller fails to perform any of its material obligations or Contracts contained herein and if Buyer is not then in default of any of its obligations and Contracts contained herein, then Buyer may pursue all of the following remedies: either (a) to terminate this Contract by giving written notice of termination and the reasons therefor to Seller, in which event neither Seller nor Buyer shall have any further obligations or liabilities one to the other hereunder and the Deposit shall be returned to Buyer, or (b) Buyer may proceed to Closing for conveyance of the Property, pursuant to which Seller shall convey to Buyer such title to the Property as Seller then holds on the date of Closing consistent with the terms of this Contract and Buyer shall take the Property in the physical condition as then exists consistent with the terms of this Contract.  In the event of a willful breach by any Seller, in addition to a return of the Deposit, Buyer shall be entitled to specific performance or to recover from such Seller its actual damages equal to the costs actually incurred in connection with the negotiation of this Contract, including, without limitation, any title costs, survey charges, and consulting fees incurred in connection with its Due Diligence Review.

40.Default, Seller Remedies.  If Buyer fails to perform or breaches any of its obligations or Contracts required under this Contract, or fails to close the transaction (except for in the event of a permitted termination of this Contract in accordance with the provisions hereof), then Seller may elect as Seller's sole and exclusive remedy option hereunder to terminate this Contract and to receive the Deposit and Buyer shall have no further obligations or liabilities one to the other hereunder.  Seller's election to receive the Deposit as “liquidated damages” is agreed to by the parties due to the difficulty, inconvenience and uncertainty of ascertaining actual damages for such breach by Buyer and Buyer agrees that the same is a reasonable and fair estimate of damages.

41. Covenants of Seller.  Seller as to itself and the portion of the property owned by it, hereby covenants with Buyer, as follows:

After the date hereof and prior to the Closing, no part of the Property, or any interest therein, will be sold or otherwise transferred without Buyer’s consent.

b.Until the Closing, Seller shall keep the Property insured in the manner insured as of the date of this Contract.

c.Until the Closing, Seller shall operate and maintain the Property in the manner being operated and maintained on the date of this Contract.

d.Seller will not create or suffer to exist any manner of lien or encumbrance upon or affecting title to the Property that would not be satisfied at Closing on the Closing Date.

e.During the pendency of this Contract, Seller will not list the Property with any broker or otherwise solicit or make or accept any offers to sell the Property, engage in any discussions or negotiations with any third party with respect to the sale or other disposition of the Property, or enter into any contracts (whether binding or not) regarding any disposition of the Property.

42.Risk of Loss.  Risk of loss shall be borne by the Seller until the Closing.  If the Property is damaged by fire, vandalism, storm, flood, or any other casualty between now and the Closing, the parties shall obtain an estimate, from an established contractor of their choice, of the cost of repairing the damage.  If the estimated cost is less than 5% of the Purchase Price, the Seller shall repair the damage before the Closing at the Seller's expense.  If the estimated cost is more than 5% of the Purchase Price, the Buyer may (a) terminate this Contract, (b) require the Seller to repair the damage before the Closing, or (c) proceed with the purchase with an assignment of the insurance claim, if any, without abatement of the Purchase Price.  If this Contract is terminated consistent with this paragraph, the Deposit will be returned to Buyer and neither party shall have any further liability to the other.

43.Successors in Interest.  All provisions of this Contract are binding upon and shall inure to the benefit of, and are enforceable by and against, the heirs, executors, administrators, successors and assigns of each party hereto.

44.Governing Law.  The terms and conditions of this Contract shall be construed and controlled in accordance with the laws of the State of New Jersey, with jurisdiction and venue of any litigation placed in Cape May, New Jersey.

45.Entire Contract.  This Contract contains the entire Contract between the parties with respect to the subject matter hereof and no statement or representation of any party, their agents or employees, shall form any part hereof or be binding upon the other party.  This Contract shall not be changed or modified except by written instrument signed by the parties hereto.

46.Captions; Gender.  Captions used in this Contract are for convenience of reference only and shall not affect the construction of any provision hereof.  Whenever used, the singular shall include the plural, the plural shall include the singular and gender shall include all genders.

47.Effective Date.  The term "effective date" or "date of this Contract" shall mean the date the last of either Seller or Buyer has executed this Contract.

48.Counterparts: PDF Execution.  This Contract may be executed in any number of counterparts, each of which, when so executed and delivered, shall be an original, but all such counterparts shall together constitute but one and the same instrument.  Delivery of an executed counterpart of this Contract by PDF shall be equally as effective as delivery of a manually executed counterpart of this Contract.  Any party delivering an executed counterpart of this Contract by Telefacsimile also shall deliver a manually executed counterpart of this Contract, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability or binding effect of this Contract.

49.Surviving Clauses.  Should any paragraph or sub-paragraph of this Contract or any provision, term or condition contained herein be finally declared illegal, invalid or unenforceable for any reason by a court of competent jurisdiction, that determination shall not effect the legality, validity and enforceability of the remaining provisions, terms and conditions of this Contract, and same shall remain in full force and effect.  Any provision of this Contract, which by its nature and effect is required to be kept or performed after Closing of title, shall survive passage of title and shall bind and benefit the parties hereto.

50.No Affiliation.  Notwithstanding anything to the contrary contained herein, this Contract shall not be deemed or construed to make the parties hereto partners or joint venturers, or to render either party liable for any of the debts or obligations of the other, it being the intention of the parties to merely create the relationship of Seller and Buyer with respect to the Property to be conveyed as contemplated hereby.

51.Timing.  In the event that any of the dates specified in this Contract shall fall on a Saturday, a Sunday; or a holiday, then the date of such action shall be deemed to be extended to the next business day.

52.Construction. The language in all parts of this Contract shall be in all cases construed simply according to its fair meaning and not strictly for or against any of the parties hereto.  Paragraph headings of this Contract are solely for convenience of reference and shall not govern the interpretation of any of the provisions of this Contract.  References to paragraphs are paragraphs of this Contract, unless otherwise specifically provided.

27.Assignment.  Buyer may assign this Contract without prior written consent of Seller upon the following conditions: (i) the assignee of Buyer agrees to assume all obligations of Buyer hereunder, and (ii) a copy of the executed Assignment and Assumption Agreement is delivered to Seller at or prior to Closing.

28.Joint and Several.  To the extent the Seller or Buyer hereunder are comprised of more than one person or entity, the liability and obligations of all such parties comprising Seller or Buyer, as applicable, shall be joint and several.  This Section 28 shall survive Closing.

[SIGNATURES ON NEXT PAGE]

IN WITNESS WHEREOF, the parties hereto have executed this Contract in counterparts as of the day and year first set forth above.

Date of SignaturesBUYER:

HCo CAPE MAY LLC

_____________________________

Name:  Nathan Kivi

Title:  Authorized Representative

SELLER:

______________________________

Name:  Alan G. Mitchell

Co-Trustee of the Edythe M. Dixon Trust

SELLER:

______________________________

Name:  Robert J. Dixson

Co-Trustee of the Edythe M. Dixon Trust

JOINDER BY ESCROW AGENT

The undersigned, Dune Abstract Company, Inc., as Escrow Agent under the Contract for Sale and Purchase of Real Estate between Alan G. Mitchell and Robert J. Dixson, Co-Trustees of the Edythe M. Dixon Trust ("Seller") and HCo Cape May LLC ("Buyer") to which this Joinder is attached, signs below to evidence its Contract to hold and disburse the Deposit paid by Buyer in accordance with the terms of such Contract, all provided that the parties acknowledge and agree the following terms and conditions shall apply to the rights, obligations and liabilities of the Escrow Agent in connection with the Contract:

1.Escrow Agent named herein will be liable as a depository only and will not be responsible for the sufficiency or accuracy of the form, execution or validity of any letter or document delivered to the Escrow Agent.  The Escrow Agent shall not be liable for any act or omission done in good faith or for any claim, demand, loss or damage made or suffered by any party to this Contract, other than as may arise through the willful misconduct or gross negligence of the Escrow Agent.  The Escrow Agent is expressly authorized to rely on any document believed by the Escrow Agent to be authentic in making any delivery of funds held hereunder.

2.Seller and Buyer agree to indemnify and hold the Escrow Agent harmless from and against any and all expense, damage or cost, including reasonable attorney's fees, incurred by the Escrow Agent and arising from the good faith performance of its duties hereunder.

3.If the Escrow Agent is in doubt as to its duties hereunder or in the event of a dispute between the parties as to the disposition of any funds held by Escrow Agent, the Escrow Agent may, in its sole discretion, continue to hold the funds in escrow until all parties mutually agree to the disposition thereof, or it may deposit all monies held pursuant to this Contract with the Clerk of the Superior Court of Cape May County in which the Property is located and, upon notifying all parties of such action, all liability on the part of the Escrow Agent shall terminate.  In the event of any suit between the parties wherein the Escrow Agent is made a party by virtue of acting as Escrow Agent hereunder, or in the event of any suit where an escrow agent interpleads the monies held hereunder, the Escrow Agent shall be entitled to recover reasonable attorney's fees and costs incurred, said fees and costs to be charged and assessed as court costs in favor of the Escrow Agent against both Seller and Buyer, but as between Seller and Buyer, the prevailing party shall be entitled to recover the same from the other party.

[signature page to follow]

ESCROW AGENT:

By

      Dune Abstract Company, Inc.

Date of Execution:_______________

Exhibit A

Legal Description

[to be attached]

____________________________________________________________

EXHIBIT 1A-8

ESCROW AGREEMENT WITH

NORTH CAPITAL PRIVATE SECURITIES CORPORATION

____________________________________________________________

AMENDED AND RESTATED ESCROW AGREEMENT

FOR

CONTINGENT SECURITIES OFFERING

THIS AMENDED AND RESTATED ESCROW AGREEMENT, effective as of ___________ , (“Escrow Agreement”), is by, between and among North Capital Private Securities Corporation, a Delaware Corporation and a registered Broker-Dealer, member FINRA and SIPC, located at 623 E. Ft. Union Blvd, Suite 101, Salt Lake City, UT 84047 (“NCPS”) as escrow agent hereunder (“NCPS” or “Escrow Agent”); HotelierCo LLC, a Delaware limited liability company located at 2100 Powers Ferry Road S.E., Suite 370, Atlanta, Georgia 30339 (“Platform”); and HCo Cape May LLC, a Delaware limited liability company located at 2100 Powers Ferry Road S.E., Suite 370, Atlanta, Georgia 30339 (“Issuer”).

SUMMARY

A.Issuer has engaged Platform to offer for sale on its affiliated intermediary platform up to $35,000,000 of securities (the “Securities”) on a “minimum-maximum best efforts” basis, in an offering pursuant to Regulation A+.

B. In accordance with the Form 1-A (“Offering Document”), subscribers to the Shares (the “Subscribers” and individually, a “Subscriber”) will be required to submit full payment for their respective investments at the time they enter into subscription agreements.

C. In accordance with the Offering Document, all payments in connection with subscriptions for Shares shall be sent directly to NCPS, and NCPS has agreed to accept, hold, and disburse such funds deposited with it thereon in accordance with the terms of this Escrow Agreement and in compliance with the Securities Exchange Act of 1934 Rule 15(c)2-4 and related SEC guidance and FINRA rules.

D. In order to establish the escrow of funds and to effect the provisions of the Offering Document, the parties hereto have entered into this Escrow Agreement.

E. The parties to this agreement agree to the Transmittal of Funds for Deposit Into the Escrow Account following the procedures located in Exhibit B.

STATEMENT OF AGREEMENT

NOW THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, for themselves, their successors and assigns, hereby agree as follows:

1.Definitions. In addition to the terms defined above, the following terms shall have the following meanings when used herein:

“Business Days” shall mean days when banks are open for business in the State of Delaware.

“Cash Investment” shall mean the number of Shares to be purchased by any Subscriber multiplied by the offering price per Share as set forth in the Offering Document.

“Cash Investment Instrument” shall mean a ACH or similar instrument, made payable to or endorsed to NCPS in the manner described in Section 3(c) hereof, in full payment for the Shares to be purchased by any Subscriber.

“Escrow Funds” shall mean the funds deposited with NCPS pursuant to this Escrow Agreement.

“Expiration Date” means the date so designated on Exhibit A.

“Minimum Offering” shall mean the number of Shares so designated on Exhibit A hereto.

“Minimum Offering Notice” shall mean a written notification, signed by Platform, pursuant to which the Platform shall represent (1) that subscriptions for the Minimum Offering have been received, (2) that, to the best of Platform knowledge after due inquiry and review of its records, Cash Investment Instruments in full payment for that number of Shares equal to or greater than the Minimum Offering have been received, deposited with and collected by NCPS, (3) and that such subscriptions have not been withdrawn, rejected or otherwise terminated, and (4) that the Subscribers have no statutory or regulatory rights of rescission without cause or all such rights have expired.

“Subscription Accounting” shall mean an accounting of all subscriptions for Shares received and accepted by Platform as of the date of such accounting, indicating for each subscription the Subscriber’s name, social security number and address, the number and total purchase price of subscribed Securities, the date of receipt by Platform of the Cash Investment Instrument, and notations of any nonpayment of the Cash Investment Instrument submitted with such subscription, any withdrawal of such subscription by the Subscriber, any rejection of such subscription by Platform, or other termination, for whatever reason, of such subscription.

2. Appointment of and Acceptance by NCPS. Issuer and Platform hereby appoint NCPS to serve as Escrow Agent hereunder, and NCPS hereby accepts such appointment in accordance with the terms of this Escrow Agreement.

3. Deposits into Escrow.

a.All Cash Investment Instruments shall be delivered directly to NCPS for deposit into the Escrow Account described on Exhibit A and Exhibit B hereto. Each such deposit shall be accompanied by the following documents:

(1)a report containing such Subscriber’s name, social security number or taxpayer identification number, address and other information required for withholding purposes;

(2)a Subscription Accounting; and

(3)written instructions regarding the investment of such deposited funds in accordance withSection 6 hereof.

ALL FUNDS SO DEPOSITED SHALL REMAIN THE PROPERTY OF THE SUBSCRIBERS ACCORDING TO THEIR RESPECTIVE INTERESTS AND SHALL NOT BE SUBJECT TO ANY LIEN OR CHARGE BY NCPS OR BY JUDGMENT OR CREDITORS' CLAIMS AGAINST ISSUER UNTIL RELEASED OR ELIGIBLE TO BE RELEASED TO ISSUER IN ACCORDANCE WITH SECTION 4(a).

b. Platform and Issuer understand and agree that all Cash Investment Instruments received by NCPS hereunder are subject to collection requirements of presentment and final payment, and that the funds represented thereby cannot be drawn upon or disbursed until such time as final payment has been made and is no longer subject to dishonor. Upon receipt, NCPS shall process each Cash Investment Instrument for collection, and the proceeds thereof shall be held as part of the Escrow Funds until disbursed in accordance with Section 4 hereof. If, upon presentment for payment, any Cash Investment Instrument is dishonored, NCPS’s sole obligation shall be to notify Platform of such dishonor and to return such Cash Investment Instrument to the Investor should NCPS have Investor information sufficient to effect such a return or to Platform should sufficient Investor information be unavailable. Notwithstanding the foregoing, if for any reason any Cash Investment Instrument is uncollectible after payment or disbursement of the funds represented thereby has been made by NCPS, Issuer shall immediately reimburse NCPS upon receipt from NCPS of written notice thereof.

Upon receipt of any Cash Investment Instrument that represents payment of an amount less than or greater than the Cash Investment, NCPS's sole obligation shall be to notify Issuer and Platform, depending upon the source of the Cash Investment Instrument, of such fact and to return such Cash Investment Instrument to the Investor should NCPS have Investor information sufficient to effect such a return or to Platform should sufficient Investor information be unavailable.

c. All Cash Investment Instruments shall be made payable to the order of, or endorsed to the order of, “NCPS / HCo Cape May LLC-Escrow Account”, and NCPS shall not be obligated to accept, or present for payment, any Cash Investment Instrument that is not payable or endorsed in that manner.

4. Disbursements of Escrow Funds.

a. Completion of Minimum Offering. Subject to the provisions of Section 10 hereof, NCPS shall pay to Issuer the liquidated value of the Escrow Funds, by Automated Clearing House (“ACH”), no later than one (1) business day following receipt of the following documents:

(1)A Minimum Offering Notice;

(2) Subscription Accounting Spreadsheet substantiating the sale of the Minimum

Offering and maintained by the sponsor;

(3)Instruction Letter (as defined below); and

(4) Such other certificates, notices or other documents as NCPS shall   reasonably require.

NCPS shall disburse the Escrow Funds by ACH from the Escrow Account in accordance with joint written instructions signed by both the Issuer, Platform as to the disbursement of such funds (the “Instruction Letter”) in accordance with this Section 4(a). Notwithstanding the foregoing, NCPS shall not be obligated to disburse the Escrow Funds to Issuer if NCPS has reason to believe that (a) Cash Investment Instruments in full payment for that number of Securities equal to or greater than the Minimum Offering have not been received, deposited with and collected by NCPS, or (b) any of the certifications and opinions set forth in the Minimum Offering Notice are incorrect or incomplete.

After the initial disbursement of Escrow Funds to Issuer pursuant to this Section 4(a), NCPS shall pay to Issuer any additional funds received with respect to the Securities, by ACH, no later than one (1) business day after receipt.

It is understood that any ACH transaction must comply with U.S. laws and NACHA rules. However, NCPS is not responsible for errors in the completion, accuracy, or timeliness of any transfer properly initiated by NCPS in accordance with joint written instructions occasioned by the acts or omissions of any third party financial institution or a party to the transaction, or the insufficiency or lack of availability of your funds on deposit in an external account.

b. Rejection of Any Subscription or Termination of the Offering. No later than three (3) business days after receipt by NCPS of written notice (i) from Issuer that the Issuer intends to reject a Subscriber’s subscription, (ii) from Issuer or Platform that there will be no closing of the sale of Securities to Subscribers, (iii) from any federal or state regulatory authority that any application by Issuer to conduct a banking business has been denied, or (iv) from the Securities and Exchange Commission or any other federal or state regulatory authority that a stop or similar order has been issued with respect to the Offering Document and has remained in effect for at least twenty (20) days, NCPS shall pay to each applicable Subscriber, by ACH , the amount of the Cash Investment paid by such Subscriber.

c. Expiration of Offering Period. Notwithstanding anything to the contrary contained herein, if NCPS shall not have received a Minimum Offering Notice on or before the Expiration Date, NCPS shall, within three (3) business days after such Expiration Date and without any further instruction or direction from Platform or Issuer, return to each Subscriber, by ACH, the Cash Investment made by such Subscriber.

5. Suspension of Performance or Disbursement Into Court. If, at any time, (i) there shall exist any dispute between Platform, Issuer, NCPS, any Subscriber or any other person with respect to the holding or disposition of all or any portion of the Escrow Funds or any other obligations of NCPS hereunder, or (ii) if at any time NCPS is unable to determine, to NCPS’s reasonable satisfaction, the proper disposition of all or any portion of the Escrow Funds or NCPS’s proper actions with respect to its obligations hereunder, or (iii) if Platform and Issuer have not within 30 days of the furnishing by NCPS of a notice of resignation pursuant to Section 7 hereof appointed a successor NCPS to act hereunder, then NCPS may, in its reasonable discretion, take either or both of the following actions:

a. suspend the performance of any of its obligations (including without limitation any disbursement obligations) under this Escrow Agreement until such dispute or uncertainty shall be resolved to the reasonable satisfaction of NCPS or until a successor NCPS shall have been appointed (as the case may be).

b. petition (by means of an interpleader action or any other appropriate method) any court of competent jurisdiction in any venue convenient to NCPS, for instructions with respect to such dispute or uncertainty, and to the extent required or permitted by law, pay into such court all funds held by it in the Escrow Funds for holding and disposition in accordance with the instructions of such court.

NCPS shall have no liability to Platform, Issuer, any Subscriber or any other person with respect to any such suspension of performance or disbursement into court, specifically including any liability or claimed liability that may arise, or be alleged to have arisen, out of or as a result of any delay in the disbursement of the Escrow Funds or any delay in or with respect to any other action required or requested of NCPS.

6. Investment of Funds. NCPS will not commingle Escrow Funds received by it in escrow with funds of others and shall not invest such Escrow Funds. The Escrow Funds will be held in a non-interest bearing account.

7.Resignation of NCPS. NCPS may resign and be discharged from the performance of its duties hereunder at any time by giving twenty (20) days prior written notice to the Platform and the Issuer specifying a date when such resignation shall take effect. Upon any such notice of resignation, the Platform and Issuer jointly shall appoint a successor NCPS hereunder prior to the effective date of such resignation. The retiring NCPS shall transmit all records pertaining to the Escrow Funds and shall pay all Escrow Funds to the successor NCPS, after making copies of such records as the retiring NCPS deems advisable. After any retiring NCPS’s resignation, the provisions of this Escrow Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it while it was escrow agent under this Escrow Agreement. Any corporation or association into which NCPS may be merged or converted or with which it may be consolidated shall be the escrow agent under this Escrow Agreement without further act subject to agreeing to be bound by the terms of this Agreement as if it were an original party hereto.

8. Liability of NCPS.

a. NCPS undertakes to perform only such duties as are expressly set forth herein and no duties shall be implied. NCPS shall have no liability under and no duty to inquire as to the provisions of any agreement other than this Escrow Agreement, including without limitation the Offering Document. NCPS shall not be liable for any action taken or omitted by it in good faith except to the extent that a court of competent jurisdiction determines that NCPS’s gross negligence or willful misconduct was the primary cause of any loss to the Issuer, Platform or any Subscriber. NCPS’s sole responsibility shall be for the safekeeping and disbursement of the Escrow Funds in accordance with the terms of this Escrow Agreement. NCPS shall have no implied duties or obligations and shall not be charged with knowledge or notice of any fact or circumstance not specifically set forth herein. NCPS may rely upon any notice, instruction, request or other instrument, not only as to its due execution, validity and effectiveness, but also as to the truth and accuracy of any information contained therein, which NCPS shall believe to be genuine and to have been signed or presented by the person or parties purporting to sign the same. In no event shall NCPS be liable for incidental, indirect, special, consequential or punitive damages (including, but not limited to lost profits), even if NCPS has been advised of the likelihood of such loss or damage and regardless of the form of action. NCPS shall not be obligated to take any legal action or commence any proceeding in connection with the Escrow Funds, any account in which Escrow Funds are deposited, this Escrow Agreement or the Offering Document, or to appear in, prosecute or defend any such legal action or proceeding. Without limiting the generality of the foregoing, NCPS shall not be responsible for or required to enforce any of the terms or conditions of any subscription agreement with any Subscriber or any other agreement between Issuer, Platform and/or any Subscriber. NCPS shall not be responsible or liable in any manner for the performance by Issuer or any Subscriber of their respective obligations under any subscription agreement nor shall NCPS be responsible or liable in any manner for the failure of Issuer, Platform or any third party (including any Subscriber) to honor any of the provisions of this Escrow Agreement. NCPS may consult legal counsel selected by it in the event of any dispute or question as to the construction of any of the provisions hereof or of any other agreement or of its duties hereunder, or relating to any dispute involving any party hereto, and shall incur no liability and shall be fully indemnified from any reasonable liability whatsoever in acting in accordance with the reasonable opinion or instruction of such counsel. Issuer shall promptly pay, upon demand, the reasonable fees and expenses of any such counsel.

b. NCPS is authorized, in its sole discretion, to comply with orders issued or process entered by any court with respect to the Escrow Funds, without determination by NCPS of such court's jurisdiction in the matter. If any portion of the Escrow Funds is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, NCPS is authorized, in its reasonable discretion, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if NCPS complies with any such order, writ, judgment or decree, it shall not be liable to any of the parties hereto or to any other person or entity by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled, set aside or vacated. Notwithstanding the foregoing, NCPS shall provide the Issuer, Platform with immediate notice of any such court order or similar demand and the opportunity to interpose an objection or obtain a protective order.

9.Indemnification of NCPS. From and at all times after the date of this Escrow Agreement, Issuer shall, to the fullest extent permitted by law, defend, indemnify and hold harmless NCPS and each director, officer, employee, attorney, agent and affiliate of NCPS (collectively, the “Indemnified Parties”) against any and all losses, damages, liabilities, costs and expenses of any kind or nature whatsoever (including without limitation reasonable attorneys’ fees, costs and expenses) incurred by or asserted against any of the Indemnified Parties from and after the date hereof, whether direct, indirect or consequential, as a result of or arising from or in any way relating to any third-party claim, demand, suit, action or proceeding (including any inquiry or investigation) by any person, threatened or initiated, asserting a claim for any legal or equitable remedy against any Indemnified Party under any statute or regulation, including, but not limited to, any federal or state securities laws, or under any common law or equitable cause or otherwise, arising from or in connection with the Escrow Agent’s execution and performance of this Escrow Agreement or any transactions contemplated herein; provided, however, that no Indemnified Party shall have the right to be indemnified hereunder for any liability finally determined by a court of competent jurisdiction, subject to no further appeal, to have resulted from the gross negligence, fraud, or willful misconduct of such Indemnified Party. Each Indemnified Party shall, in its sole discretion, have the right to select and employ one outside counsel with respect to any action or claim brought or asserted against it, and the reasonable fees of such counsel shall be paid upon demand by the Issuer. The obligations of Issuer under this Section 9 shall survive any termination of this Escrow Agreement and the resignation or removal of NCPS.

10. Compensation to NCPS.

a. Fees and Expenses. Issuer shall compensate NCPS for its services hereunder in accordance with Exhibit A attached hereto and, in addition, shall reimburse NCPS for all of its reasonable pre-approved out-of-pocket expenses, including attorneys’ fees, travel expenses, telephone and facsimile transmission costs, postage (including express mail and overnight delivery charges), copying charges and the like. The additional provisions and information set forth on Exhibit A are hereby incorporated by this reference, and form a part of this Escrow Agreement. All of the compensation and reimbursement obligations set forth in this Section 10 shall be payable by Issuer upon demand by NCPS. The obligations of Issuer under this Section 10 shall survive any termination of this Escrow Agreement and the resignation or removal of NCPS.

b. Disbursements from Escrow Funds to Pay NCPS. NCPS is authorized to and may disburse from time to time, to itself or to any Indemnified Party from the Escrow Funds (but only to the extent of Issuer’s rights thereto), the amount of any compensation and reimbursement of out-of-pocket expenses due and payable hereunder (including any amount to which NCPS or any Indemnified Party is entitled to seek indemnification pursuant to Section 9 hereof). NCPS shall notify Issuer of any disbursement from the Escrow Funds to itself or to any Indemnified Party in respect of any compensation or reimbursement hereunder and shall furnish to Issuer copies of all related invoices and other statements.

c. Security and Offset. Issuer hereby grants to NCPS and the Indemnified Parties a security interest in and lien upon the Escrow Funds (but only to the extent of Issuer’s rights thereto) to secure all obligations hereunder, and NCPS and the Indemnified Parties shall have the right to offset the amount of any compensation or reimbursement due any of them hereunder (including any claim for indemnification pursuant to Section 9 hereof) against the Escrow Funds (but only to the extent of Issuer’s rights thereto). If for any reason the Escrow Funds available to NCPS and the Indemnified Parties pursuant to such security interest or right of offset are insufficient to cover such compensation and reimbursement,

Issuer shall promptly pay such amounts to NCPS and the Indemnified Parties upon receipt of an itemized invoice.

11. Representations and Warranties.

a. Each of Platform and Issuer respectively makes the following representations and warranties to NCPS:

(1) It is a corporation or limited liability company duly organized, validly existing, and in good standing under the laws of the state of its incorporation or organization, and has full power and authority to execute and deliver this Escrow Agreement and to perform its obligations hereunder.

(2) This Escrow Agreement has been duly approved by all necessary corporate action, including any necessary shareholder or membership approval, has been executed by its duly authorized officers, and constitutes its valid and binding agreement, enforceable in accordance with its terms.

(3) The execution, delivery, and performance of this Escrow Agreement will not violate, conflict with, or cause a default under its articles of incorporation, articles of organization or bylaws, operating agreement or other organizational documents, as applicable, any applicable law or regulation, any court order or administrative ruling or decree to which it is a party or any of its property is subject, or any agreement, contract, indenture, or other binding arrangement to which it is a party or any of its property is subject. The execution, delivery and performance of this Escrow Agreement is consistent with and accurately described in the Offering Document as set forth in Sections 4(b) and 4(c) hereof, has been properly described therein.

(4) It hereby acknowledges that the status of NCPS is that of agent only for the limited purposes set forth herein, and hereby represents and covenants that no representation or implication shall be made that NCPS has investigated the desirability or advisability of investment in the Securities or has approved, endorsed or passed upon the merits of the investment therein and that the name of NCPS has not and shall not be used in any manner in connection with the offer or sale of the Securities other than to state that NCPS has agreed to serve as escrow agent for the limited purposes set forth herein.

(5) All of its representations and warranties contained herein are true and complete as of the date hereof and will be true and complete at the time of any deposit to or disbursement from the Escrow Funds.

b. Issuer further represents and warrants to NCPS that no party other than the parties hereto and the prospective Subscribers have, or shall have, any lien, claim or security interest in the Escrow Funds or any part thereof. No financing statement under the Uniform Commercial Code is on file in any jurisdiction claiming a security interest in or describing (whether specifically or generally) the Escrow Funds or any part thereof.

c. Platform further represent and warrant to NCPS that the deposit with NCPS by NCPS and/or PLATFORM of Cash Investment Instruments pursuant to Section 3 hereof shall be deemed a representation and warranty by NCPS and/or PLATFORM that such Cash Investment Instrument represents a bona fide sale to the Subscriber described therein of the amount of Securities set forth therein, subject to and in accordance with the terms of the Offering Document.

12. Identifying Information. Issuer and Platform acknowledge that a portion of the identifying information set forth on Exhibit A is being requested by NCPS in connection with the USA Patriot Act, Pub.L.107-56 (the “Act”). To help the government fight the funding of terrorism and money laundering activities, Federal law requires all financial institutions to obtain, verify, and record information that identifies each person who opens an account. For a non-individual person such as a business entity, a charity, a Trust, or other legal entity, we ask for documentation to verify its formation and existence as a legal entity. We may also ask to see financial statements, licenses, identification and authorization documents from individuals claiming authority to represent the entity or other relevant documentation.

13. Consent to Jurisdiction and Venue; Arbitration. In the event that any party hereto commences a lawsuit or other proceeding relating to or arising from this Escrow Agreement, the parties hereto agree that the United States District Court for the State of Utah shall have the sole and exclusive jurisdiction over any such proceeding. If such court lacks federal subject matter jurisdiction, the parties agree that the Circuit Court in and for State of Utah shall have sole and exclusive jurisdiction. Any of these courts shall be proper venue for any such lawsuit or judicial proceeding and the parties hereto waive any objection to such venue. The parties hereto consent to and agree to submit to the jurisdiction of any of the courts specified herein and agree to accept service of process to vest personal jurisdiction over them in any of these courts. Notwithstanding the foregoing, the parties hereto agree that any dispute, claim or cause of action required or permitted to be conducted by FINRA’s rules (including the FINRA Code of Arbitration Procedure) may, at the option of any party, be arbitrated in accordance with such rules. Any such arbitration shall be before a neutral arbitrator selected under the FINRA Neutral List Selection System (or any successor system) and in a forum designated by the Director of FINRA Dispute Resolution or any member of FINRA staff who whom such Director has delegated authority, such arbitration to take place in or around Delaware, with the parties evenly splitting all forum-related fees imposed by FINRA or the selected arbitrator.

14. Notice. All notices, approvals, consents, requests, and other communications hereunder shall be in writing and shall be deemed to have been given when the writing is delivered if given or delivered by hand, overnight delivery service or facsimile transmitter (with confirmed receipt) to the address or facsimile number set forth on Exhibit A hereto, or to such other address as each party may designate for itself by like notice, and shall be deemed to have been given on the date deposited in the mail, if mailed, by first-class, registered or certified mail, postage prepaid, addressed as set forth on Exhibit A hereto, or to such other address as each party may designate for itself by like notice.

15. Amendment or Waiver. This Escrow Agreement may be changed, waived, discharged or terminated only by a writing signed by Platform, Issuer and NCPS. No delay or omission by any party in exercising any right with respect hereto shall operate as a waiver. A waiver on any one occasion shall not be construed as a bar to, or waiver of, any right or remedy on any future occasion.

16. Severability. To the extent any provision of this Escrow Agreement is prohibited by or invalid under applicable law, such provision shall be ineffective to the extent of such prohibition or invalidity, without invalidating the remainder of such provision or the remaining provisions of this Escrow Agreement.

17. Governing Law. This Escrow Agreement shall be construed and interpreted in accordance with the internal laws of the State of Delaware without giving effect to the conflict of laws principles thereof.

18. Entire Agreement. This Escrow Agreement constitutes the entire agreement between the parties relating to the acceptance, collection, holding, investment and disbursement of the Escrow Funds and sets forth in their entirety the obligations and duties of NCPS with respect to the Escrow Funds.

19.Binding Effect. All of the terms of this Escrow Agreement, as amended from time to time, shall be binding upon, inure to the benefit of and be enforceable by the respective successors and assigns of Platform, Issuer and NCPS.

20. Execution in Counterparts. This Escrow Agreement may be executed in two or more counterparts, which when so executed shall constitute one and the same agreement.

21.Termination. Upon the first to occur of the disbursement of all amounts in the Escrow Funds or deposit of all amounts in the Escrow Funds into court pursuant to Section 5 or Section 8 hereof, this Escrow Agreement shall terminate and NCPS shall have no further obligation or liability whatsoever with respect to this Escrow Agreement or the Escrow Funds.

THIS SPACE INTENTIONALLY LEFT BLANK

22. Dealings. NCPS and any stockholder, director, officer or employee of NCPS may buy, sell, and deal in any of the securities of the Issuer and become pecuniary interested in any transaction in which the Issuer may be interested, and contract and lend money to the Issuer and otherwise act as fully and freely as though it were not NCPS under this Escrow Agreement. Nothing herein shall preclude NCPS from acting in any other capacity for the Issuer or any other entity.

IN WITNESS WHEREOF, the parties hereto have caused this Amended and Restated Escrow Agreement to be executed under seal as of the date first above written.

Issuer:

HCo Cape May LLC

By: _______________________________

Printed Name: Nathan Kivi

Title: Manager

PLATFORM:

HotelierCo LLC

By: ________________________________

Printed Name: Nathan Kivi

Title: Manager

PLACEMENT AGENT:

North Capital Privates Securities Corporation

By: ______________________________

Name: Stephanie Holt

Title:  COO

ESCROW AGENT:

North Capital Privates Securities Corporation

By: ______________________________

Name: Stephanie Holt

Title:  COO

EXHIBIT A

1. Definitions. “Minimum Offering” means $13,900,000 (including offline investments).

“Expiration Date” means twelve months from the commencement of sales of this offering.

2. ACH Instructions For North Capital Private Securities, Inc.

Institution: TriState Capital Bank

ABA: 043019003

Account Name:  North Capital Private Securities

Account Number: 0220003339

FFC: HCo Cape May LLC – Investor Name

3.NCPS Fees.

Escrow Administration Fee:                          $500 per sub account

Out-of-Pocket Expenses: Billed at cost

Transactional Costs: $100.00 for each additional escrow break

$100.00 for each escrow amendment

The Escrow Administration Fee is payable upon execution of the escrow documents. In the event the escrow is not funded, the Fee and all related expenses, including attorneys’ fees, remain due and payable, and if paid, will not be refunded. Annual fees cover a full year in advance, or any part thereof, and thus are not pro-rated in the year of termination.

The fees quoted in this schedule apply to services ordinarily rendered in the administration of an Escrow Account and are subject to reasonable adjustment based on final review of documents, or when NCPS is called upon to undertake unusual duties or responsibilities, or as changes in law, procedures, or the cost of doing business demand. Services in addition to and not contemplated in this Escrow Agreement, including, but not limited to, document amendments and revisions, non-standard cash and/or investment transactions, calculations, notices and reports, and legal fees, will be billed as extraordinary expenses and capped at $5,000.

Extraordinary fees are payable to NCPS for duties or responsibilities not expected to be incurred at the outset of the transaction, not routine or customary, and not incurred in the ordinary course of business. Payment of extraordinary fees is appropriate where particular inquiries, events or developments are unexpected, even if the possibility of such things could have been identified at the inception of the transaction.

Unless otherwise indicated, the above fees relate to the establishment of one escrow account. Additional sub-accounts governed by the same Escrow Agreement may incur an additional charge. Transaction costs include charges for internal transfers and securities transactions.

4. Notice Addresses.

If to Issuer at:HCo Cape May LLC

2100 Powers Ferry Road S.E., Suite 370

Atlanta, GA 30339

ATTN:  Nathan Kivi

Telephone:  (833) 426-4260

E-mail: nathan.kivi@hotelierco.com

If to NCPS at:North Capital Private Securities Corp

623 E Ft. Union Blvd, Suite 101

Salt Lake City, UT  84047

ATTN: Stephanie Holt

Telephone: (415) 315-9917

E-mail:  sholt@northcapital.com

If to PLATFORM at:HotelierCo LLC

2100 Powers Ferry Road S.E., Suite 370

Atlanta, GA 30339

ATTN:  Nathan Kivi

Telephone:  (833) 426-4260

E-mail: nathan.kivi@hotelierco.com

EXHIBIT B

Transmittal of Funds for Deposit Into the Escrow Account

The Selected Dealer agrees that it is bound by the terms of the Escrow Agreement executed by North Capital Private Securities. Until the contingency is met, ACH is the only acceptable method of payment for this offering. ACH transfers should be sent directly to the Escrow Agent.

The delivery instructions are as follows:

1.  ACH Instructions for North Capital Private Securities, Inc.

Institution: TriState Capital Bank

ABA: 043019003

Account Name:  North Capital Private Securities

Account Number: 0220003339

FFC: HCo Cape May LLC – Investor Name

AMENDMENT TO THE ESCROW AGREEMENT

This Amendment to the Escrow Agreement (this "Amendment") is entered into as of 9/9/2019 by North Capital Private Securities Corporation ("Placement Agent"), HotelierCo LLC (the "Platform"), North Capital Private Securities Corporation ("Escrow Agent"), and HCo Cape May LLC ("Issuer"). NCPS, Portal, Escrow Agent and the Issuer are sometimes referred to herein individually as a "Party" and collectively as the "Parties".

WHEREAS:

A. The Parties heretofore entered into that certain Escrow Agreement dated as of July 17, 2019. Capitalized terms used herein without definition have the meaning set forth in the Escrow Agreement.

B. Exhibit A of the Escrow Agreement set the Minimum Offering Amount to be $13,900,000.

C. The Parties desire to amend the Escrow Agreement and set the Minimum Offering Amount to be $4,750,000.

NOW, THEREFORE, the Parties hereby agree as follows:

1. Amendment. The Minimum Offering Amount is hereby amended and set at $4,750,000. This Amendment may be executed by the Parties in separate counterparts, each of which when so executed and delivered shall be an original, but all such counterparts shall together constitute one and the same instrument. Each counterpart may consist of a number of copies hereof each signed by less than all, but together signed by the Parties.

[Signature Pages Follow]

Issuer: HCo Cape May LLC

By: Nathan Kivi
Name: Nathan Kivi
Title: Manager

Platform: HotelierCo LLC

By: Nathan Kivi
Name: Nathan Kivi
Title: Manager

North Capital Private Securities, as Escrow Agent

By: Stephanie Holt
Name: Stephanie Holt
Title: COO

North Capital Private Securities, as Placement Agent

By: Stephanie Holt
Name: Stephanie Holt
Title: COO